As filed with the Securities and Exchange Commission on March 14, 2005

Registration No. 333-122466

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INERGY HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	5984	43-1792470
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Laura L. Ozenberger

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222	Joshua Davidson Douglass M. Rayburn Baker Botts L.L.P. One Shell Plaza, 910 Louisiana Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Inergy Holdings, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Before the completion of the offering of common units pursuant to this registration statement, Inergy Holdings, LLC will be converted into a Delaware limited partnership and renamed Inergy Holdings, L.P. Common units representing limited partner interests in Inergy Holdings, L.P. are being offered by the prospectus included as a part of this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 14, 2005

PROSPECTUS

3,400,000 Common Units

Representing Limited Partner Interests

This is an initial public offering of our common units. We expect the initial public offering price to be between $19.00 and $21.00 per common unit. We own and control the general partners of, and hold an aggregate 12.8% partnership interest and the incentive distribution rights in, Inergy, L.P., a geographically diverse retail and wholesale propane supply, marketing and distribution business. Our cash-generating assets consist of our partnership interests in Inergy, L.P.

Before this offering, there has been no public market for our common units. We have applied to list the common units on the Nasdaq National Market under the symbol “NRGP.”

We will use all of the net proceeds from this offering to repay amounts borrowed under a term loan with an affiliate of Lehman Brothers, an underwriter in this offering. See “Use of Proceeds” and “Underwriting.”

Investing in our common units involves risks. Please read “ Risk Factors” beginning on page 17.

These risks include the following:

•	Our only cash-generating assets are our partnership interests in Inergy, L.P., and our cash flow is therefore completely dependent upon the ability of Inergy, L.P. to make distributions to its partners.

•	Our unitholders cannot easily remove our general partner.

•	You will experience immediate and substantial dilution of $40.35 per common unit in the net tangible book value of your common units.

•	The fiduciary duties of our general partner’s officers and directors may conflict with those of Inergy GP, LLC, which is the managing general partner of Inergy, L.P.

•	If we or Inergy, L.P. were treated as a corporation for federal income tax purposes, or if we or Inergy, L.P. were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

	Per Common Unit	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds to us, before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 510,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 3,400,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about                     , 2005.

LEHMAN BROTHERS	A.G. EDWARDS

CITIGROUP	WACHOVIA SECURITIES

                    , 2005

We own and control the general partners of, and hold an aggregate 12.8% partnership interest and the incentive distribution rights in, Inergy, L.P., a geographically diverse retail and wholesale propane supply, marketing and distribution business. Our cash-generating assets consist of our partnership interests in Inergy, L.P.

Inergy, L.P. Major Asset Locations

i

ii

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common units means that information contained in the prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these common units in any circumstances under which the offer or solicitation is unlawful.

Until                     , 2005 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and pro forma financial statements and the notes to those financial statements. Furthermore, you should carefully read “Summary of Risk Factors” and “Risk Factors” for more information about important factors that you should consider before making a decision to purchase common units in this offering.

Prior to the closing of this initial public offering, Inergy Holdings, LLC will convert from a Delaware limited liability company to a Delaware limited partnership and change its name to Inergy Holdings, L.P. Unless specifically stated, the information in this prospectus assumes that this conversion has occurred. All references in this prospectus to “our,” “we,” and “us” refer to Inergy Holdings, LLC and its wholly owned subsidiaries and, upon its conversion, Inergy Holdings, L.P. and its wholly owned subsidiaries. All references in this prospectus to “Inergy” refer to Inergy, L.P. and its wholly owned subsidiaries. Unless we indicate otherwise, the information presented in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units.

Inergy Holdings, L.P.

Our cash-generating assets consist of our partnership interests, including incentive distribution rights, in Inergy, L.P. (Nasdaq symbol: NRGY), a publicly traded Delaware limited partnership, which operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business. Our primary objective is to increase distributable cash flow to our unitholders through our ownership of these partnership interests in Inergy. Our incentive distribution rights in Inergy entitle us to receive an increasing percentage of total cash distributions made by Inergy as it reaches certain target distribution levels and have resulted in significantly increasing cash distributions to us.

Inergy’s primary objective is to increase distributable cash flow to its unitholders. Inergy has primarily grown through acquisitions of retail propane operations. Since the inception of Inergy’s predecessor in 1996, Inergy has acquired 45 propane businesses. Inergy further intends to pursue its growth objectives through, among other things, future acquisitions, maintaining a high percentage of retail sales to residential customers, operating in attractive markets and focusing its operations under established, locally recognized trade names.

Our aggregate partnership interests in Inergy consist of the following:

•	a 100% ownership interest in each of the managing general partner of Inergy, which manages Inergy’s business and affairs, and the non-managing general partner of Inergy, which owns an approximate 1.4% general partner interest in Inergy;

•	1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, representing an aggregate limited partner interest in Inergy of approximately 11.4%; and

•	all of the incentive distribution rights in Inergy, which entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter.

Our cash flows consist of distributions from Inergy on the partnership interests we own. Inergy is required by its partnership agreement to distribute all of its cash on hand at the end of each quarter, less reserves established by its managing general partner in its sole discretion to provide for the proper conduct of Inergy’s business or to provide for future distributions. While we, like Inergy, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of Inergy. Most notably, our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and our capital structure does not include incentive distribution rights. Therefore our distributions are allocated exclusively to our common units, which is our only class of security outstanding.

Inergy has increased its quarterly distribution 14 times since its initial public offering in July 2001 based on the most recent declaration by the board of directors of its general partner. During that time, Inergy increased the per unit quarterly cash distribution on its common units by approximately 67%, from $0.30, which is Inergy’s minimum quarterly distribution, to $0.50. Under Inergy’s current ownership structure, a distribution of $0.50 per unit will result in a quarterly distribution to us of $4,698,497, consisting of $1,893,670 on our ownership of Inergy common and subordinated units, $270,291 on our ownership of Inergy’s approximate 1.4% general partner interest, and $2,534,535 on our ownership of Inergy’s approximate incentive distribution rights.

The incentive distribution rights entitle us to receive an increasing percentage of cash distributed by Inergy as certain target distribution levels are reached. They generally entitle us to receive 13.0% of all cash distributed in a quarter after each Inergy unit has received $0.33 for that quarter, 23.0% of all cash distributed after each Inergy unit has received $0.375 for that quarter and 48.0% of all cash distributed after each Inergy unit has received $0.45 for that quarter. For the quarter ended March 31, 2005, Inergy declared a distribution of $0.50 per unit, which entitles us to receive 48.0% of the $0.05 incremental cash distribution per unit from Inergy in excess of its highest distribution level.

The graph set forth below demonstrates the cash allocated to us as a result of our ownership interests in Inergy, including the incentive distribution rights, by showing the total cash allocated to us across a range of hypothetical annualized distributions made by Inergy. This information assumes:

•	Inergy has 32,878,297 total units outstanding, representing the number of Inergy units outstanding at January 31, 2005; and

•	our ownership of (i) 1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, comprising an 11.4% limited partner interest in Inergy, (ii) a 1.4% general partner interest and (iii) the incentive distribution rights.

The graph below shows the impact to us of Inergy raising or lowering its distribution from the most recently declared distribution of $0.50 per common unit ($2.00 on an annualized basis) which will be paid on May 13, 2005. This information is presented for illustrative purposes only and is not intended to be a prediction of future performance.

The impact to us of changes in Inergy’s distribution levels will vary depending on several factors, including Inergy’s outstanding partnership interests at the time of the distributions, our percentage of such interests and the impact of the incentive distribution structure described above. In addition, the level of distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of Inergy. See “Risk Factors.”

We intend to pay to our unitholders, on a quarterly basis, distributions equal to the cash we receive from our Inergy distributions, less certain reserves for expenses and other uses of cash, including:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense related to any current and future indebtedness;

•	costs related to tax liabilities of our corporate subsidiaries;

•	expenditures, at our election, to maintain or increase our ownership interest in Inergy; and

•	reserves our general partner believes prudent to maintain for the proper conduct of our business or to provide for future distributions.

Based on the current cash distribution policy of Inergy, as well as our expected level of expenses and reserves that our general partner believes prudent to maintain, we expect that our initial quarterly distribution rate will be $0.225 per common unit. If Inergy is successful in implementing its business strategy and increasing distributions to its limited partners, we would generally expect to increase distributions to our unitholders, although the timing and amount of any such increased distributions will not necessarily be comparable to the increased Inergy distributions. On or about August 19, 2005, we expect to pay a prorated distribution for the portion of the quarter ending June 30, 2005 that we are public. However, we cannot assure you that any distributions will be declared or paid. We expect to make a distribution to our existing owners on or about May 15, 2005 for the quarter ended March 31, 2005. You will not participate in this distribution. Please read “Cash Distribution Policy.”

Executive Offices

Our principal executive offices are located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112, and our phone number is (816) 842-8181.

Limited Partnership Structure and Management

We were formed in November 1996 as a Delaware limited liability company. Prior to the closing of this offering, Inergy Holdings, LLC will convert from a Delaware limited liability company to a Delaware limited partnership and change its name to Inergy Holdings, L.P. The chart on the following page depicts our organization and ownership upon completion of this offering, at which time:

•	The public unitholders will own a 17.4% limited partner interest in us represented by 3,400,000 common units.

•	Our current owners, including certain of our officers, will own an 82.6% limited partner interest in us represented by 16,090,000 common units.

•	We will continue to own a 100% membership interest in Inergy GP, LLC, the managing general partner of Inergy. Inergy GP, LLC has sole responsibility for conducting Inergy’s business and managing its operations. Inergy GP, LLC’s only interest in Inergy is its management rights. Inergy GP, LLC has no direct economic interest in Inergy and does not receive a management fee, but it is reimbursed for expenses that it incurs on behalf of Inergy.

•	We will continue to own a 100% membership interest in Inergy Partners, LLC, the non-managing general partner of Inergy. Inergy Partners, LLC currently owns an approximate 1.4% general partner interest in Inergy. Inergy Partners, LLC will receive its proportionate share of allocations and distributions from Inergy. Inergy Partners, LLC has no operational or managerial responsibilities under Inergy’s partnership agreement.

•	We will continue to directly or indirectly own 1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, representing an aggregate limited partner interest in Inergy of approximately 11.4%.

•	We will continue to own all of Inergy incentive distribution rights, which entitles us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter.

Inergy Holdings GP, LLC, our general partner, will manage our operations and activities, including, among other things, establishing the quarterly cash distribution levels for our common units and reserves it believes prudent to maintain for the proper conduct of our business. Our general partner will not receive any fees or other compensation in connection with this offering. Our general partner is entitled to reimbursement for out-of-pocket expenses it incurs on our behalf, but is not entitled to any other compensation, fees, profits or other benefits for acting in its capacity as our general partner. All of our executive officers and a majority of the directors of our general partner also serve as executive officers and directors of the managing general partner of Inergy. Members of our management will hold direct interests in our general partner. The net proceeds of this offering will be used to retire indebtedness that was incurred to make distributions to our existing owners.

Ownership of Inergy Holdings, L.P.

Public Unitholders
3,400,000 Common Units(a)
Inergy Holdings GP, LLC
(Our General Partner)
Management & Others
16,090,000 Common Units(a)
17.4 % Limited Partner Interest
Management Rights
No Economic Interest
82.6 % Limited Partner Interest
Inergy Holdings, L.P.
6,526 Common Units
153,780 Senior Subordinated Units
798 Junior Subordinated Units
Incentive Distribution Rights
Owners of Certain Acquired Businesses and Other Investors
7,985,926 Common Units
3,910,540 Senior Subordinated Units
169,160 Junior Subordinated Units
100% Membership Interest
100% Membership Interest
100% Membership Interest
100% Ownership Interest
Public Unitholders
17,025,331 Common Units
Inergy Partners, LLC
(Inergy's Non-managing General Partner)
New Inergy Propane, LLC
447,660 Common Units
1,414,248 Senior Subordinated Units
975,126 Junior Subordinated Units
Inergy GP, LLC
(Inergy's Managing General Partner)
IPCH Acquisition Corp. and its Subsidiaries
789,202 Common Units
51.1% Limited Partner Interest
36.2 % Limited Partner Interest
1.4 % General Partner Interest
8.5 % Limited Partner Interest
Management Rights
No Economic Interest
0.5% Limited Partner Interest
2.4 % Limited Partner Interest
Inergy, L.P.
(Inergy)

Ownership of Inergy Holdings, L.P. after this Offering(a)	
Public Common Units	17.4%
Management & Other Owners of Inergy Holdings, L.P.	82.6%
	100.0%

(a) Refers to our common units. All other references to common units, senior subordinated units and junior subordinated units are to limited partner interests in Inergy.

Inergy, L.P.

Inergy owns and operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business. Inergy believes it is currently the fifth largest propane retailer in the United States, based on retail propane gallons sold. Inergy’s retail business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. Inergy currently serves approximately 600,000 customers in 27 states from 280 customer service centers which have an aggregate of approximately 22.4 million gallons of above-ground propane storage capacity. In addition to Inergy’s retail business, Inergy operates a wholesale supply, marketing and distribution business through which it provides propane procurement, transportation and supply and price risk management services to its customer service centers and multi-state marketers, petrochemical companies, refinery and gas processors and a number of other natural gas liquids marketing and distribution companies in the United States and in Canada. During the year ended September 30, 2004, or fiscal 2004, pro forma for its acquisition of Star Gas Propane, L.P., Inergy sold and physically delivered approximately 309 million gallons of propane to retail customers and approximately 385 million gallons of propane to wholesale customers.

Inergy has grown primarily through acquisitions of retail propane operations. Since Inergy’s predecessor’s inception in November 1996 and through December 31, 2004, Inergy acquired 45 propane businesses in 18 states and Canada for an aggregate purchase price of approximately $991 million, including working capital, assumed liabilities and acquisition costs.

On December 17, 2004, Inergy completed its acquisition of 100% of the partnership interests in Star Gas Propane, L.P., the propane operating partnership of Star Gas Partners, L.P. (NYSE: SGU, SGH), for approximately $475 million plus working capital adjustments. Star Gas Propane is primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers. We believe that this acquisition, which we refer to as the Star Gas Propane Acquisition, provides Inergy with several key strategic benefits. The acquisition more than doubled Inergy’s customer base, while further strengthening its position in the Great Lakes region and expanding its retail propane business into the attractive Northeast markets.

Comparison of Rights of Holders of Our Common Units and Inergy’s Common Units

Our common units and Inergy’s common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and Inergy’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

•	with respect to Inergy distributions, Inergy’s common unitholders have a priority over the incentive distribution rights and the subordinated units during the subordination period; and

•	we participate in Inergy’s managing general partner’s distributions and the incentive distribution rights, and Inergy’s common unitholders do not.

The following table compares certain features of Inergy’s common units and our common units.

	Inergy’s Common Units	Our Common Units
Distributions	During the subordination period, common units have a priority over other units to a minimum quarterly distribution from Inergy’s distributable cash flow. In addition, during the subordination period, Inergy’s common units carry arrearage rights, which are similar to cumulative rights on preferred stock. If the minimum quarterly distribution is not paid, Inergy must pay all arrearages in addition to current minimum quarterly distribution before distributions are made on the subordinated units or the incentive distribution rights. For a more detailed discussion, please read “Material Provisions of the Partnership Agreement of Inergy, L.P.—Cash Distribution Policy—Subordination Period.”	We intend to pay our unitholders quarterly distributions equal to the cash we receive from our Inergy distributions, less certain reserves for expenses and other uses of cash. Our general partner does not have an economic interest in us and is not entitled to receive any distributions from us, and our capital structure does not include incentive distribution rights. Therefore, our distributions are allocated exclusively to our one class of security outstanding, the common units.

	Inergy’s Common Units	Our Common Units
Taxation of Entity and Entity Owners	Inergy is a flow-through entity that is not subject to an entity-level federal income tax.	Similarly, we are a flow-through entity that is not subject to an entity-level federal income tax.

	Inergy expects that holders of its common units, other than us, will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them.	We also expect that holders of our common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions; however, our ratio of taxable income to cash distributions will be much greater than the ratio applicable to holders of common units in Inergy, other than us, as remedial allocations of deductions will be very limited. Moreover, our ownership of incentive distribution rights will cause more taxable income to be allocated to us. If Inergy is successful in increasing distributable cash flow over time, our income allocations from incentive distribution rights will increase and, therefore, our ratio of federal taxable income to cash distributions will increase.

	Inergy common unitholders will receive Schedule K-1’s from Inergy reflecting the unitholders’ share of Inergy’s items of income, gain, loss and deduction at the end of each fiscal year.	Our common unitholders also will receive Schedule K-1’s from us reflecting the unitholders’ share of our items of income, gain, loss and deduction at the end of each fiscal year.

Competition	Inergy is our operating subsidiary and may, generally, engage in acquisition and development activities that expand its business and operations.	Our cash-generating assets consist of our partnership interests in Inergy, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is directly dependent upon the performance of Inergy.

	Inergy’s Common Units	Our Common Units
Limitation on Issuance of Additional Units

In general, while any of its senior subordinated units remain outstanding, Inergy is limited in the number of additional common units it may issue without obtaining unitholder approval. Inergy may, however, issue an unlimited number of common units for acquisitions that increase cash flow from operations per unit on a pro forma basis.

We may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

Summary of Risk Factors

An investment in our common units involves risks. For more information about these risks, please read “Risk Factors.” You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common units.

Risks Inherent in Our Dependence on Distributions from Inergy, L.P.

•	Our only cash-generating assets are our partnership interests in Inergy, and our cash flow is therefore completely dependent upon the ability of Inergy to make distributions to its partners.

•	A substantial portion of our partnership interests in Inergy are subordinated to Inergy’s common units, which would result in decreased distributions to us if Inergy is unable to meet its minimum quarterly distribution.

Risks Inherent in Inergy, L.P.’s Business

•	Since weather conditions may adversely affect the demand for propane, Inergy’s financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

•	Inergy may be unable to successfully integrate the Star Gas Propane Acquisition or Inergy’s other acquisitions with its operations or realize all of the anticipated benefits of these acquisitions.

•	Inergy’s indebtedness may limit its ability to borrow additional funds, make distributions to its unitholders, including us, or capitalize on acquisition or other business opportunities.

•	Competition from alternative energy sources may cause Inergy to lose customers, thereby reducing its revenues.

•	Inergy’s business would be adversely affected if service at its principal storage facilities or on the common carrier pipelines it uses is interrupted.

Risks Inherent in an Investment in Us

•	We are largely dependent on Inergy for our growth. As a result of the fiduciary obligations of Inergy’s managing general partner, which is our wholly owned subsidiary, to the unitholders of Inergy, our ability to pursue business opportunities independently will be limited.

•	A substantial portion of our partnership interests in Inergy are not publicly traded, which may limit our ability to sell these interests.

•	The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public markets, including sales by our existing partners.

•	Certain executive officers of Inergy’s managing general partner have a controlling interest in us and own our general partner, and they can determine the outcome of all matters voted upon by our unitholders.

•	Our unitholders cannot easily remove our general partner.

•	Inergy may issue additional Inergy common units, including Inergy common units senior to the subordinated units we own, which may increase the risk that Inergy will not have sufficient available cash to maintain or increase the per Inergy unit distribution level.

•	You will experience immediate and substantial dilution of $40.35 per common unit in the net tangible book value of your common units.

Risks Related to Conflicts of Interest

•	Although we control Inergy through our ownership of its managing general partner, Inergy’s managing general partner owes fiduciary duties to Inergy and the Inergy’s unitholders, which may conflict with our interests.

•	The fiduciary duties of our general partner’s officers and directors may conflict with those of Inergy GP, LLC, Inergy’s managing general partner.

•	Our general partner has conflicts of interest and limited fiduciary responsibilities to us, which may allow it to favor its own interests to the detriment of our unitholders.

Tax Risks to Our Common Unitholders

•	If we or Inergy were treated as a corporation for federal income tax purposes, or if we or Inergy were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

•	A successful IRS contest of the federal income tax positions we, or Inergy, take may adversely affect the market for our common units or Inergy units, and the costs of any contest will reduce cash available for distribution to our unitholders.

The Offering

Common units offered	3,400,000 common units.
3,910,000 common units if the underwriters exercise their over-allotment option in full.

Common units outstanding after this offering	19,490,000 common units, or 20,000,000 common units if the underwriters exercise in full their option to purchase additional common units.

Use of proceeds

We estimate that we will receive approximately $62.1 million from the sale of the common units, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to repay outstanding indebtedness that was incurred to make distributions to our owners. See “Use of Proceeds” and “Underwriting.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our affiliates, voting together as a single class. Our current owners, including certain officers of our general partner, will own an aggregate of 82.6% of our common units. This will give our current owners the practical ability to prevent our general partner’s involuntary removal. Please read “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Withdrawal or Removal of the General Partner.”

Limited call right

If at any time our affiliates own more than 85% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units. At the completion of this offering, our current owners, including certain officers of our general partners, will own approximately 82.6% of our common units.

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2005, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than         % of the cash distributed to you with respect to that period. This estimate is based on an assumed distribution of $0.225 per quarter and other assumptions with respect to our operations, gross income, capital expenditures, cash flow and anticipated distributions. Moreover, if Inergy is successful in increasing its distributions over time, our ratio of taxable income to cash distributions will increase. For the basis of this estimate, please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions.”

Exchange listing	We have applied to list the common units on the Nasdaq National Market under the symbol “NRGP.”

Summary of Conflicts of Interest and Fiduciary Responsibilities

Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in state statutes and judicial decisions and is commonly referred to as a “fiduciary” duty. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner’s business in a manner beneficial to our general partner and its affiliates. As a result of these and other relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read “Conflicts of Interest and Fiduciary Responsibilities.”

Our partnership agreement limits the liability and reduces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

Summary Historical Consolidated and Pro Forma Financial Data

The following table shows summary historical consolidated and pro forma financial data for Inergy Holdings, LLC, in each case for the periods and as of the dates indicated. The summary historical consolidated statement of operations and cash flow data for the years ended September 30, 2002, 2003 and 2004 and the balance sheet data as of September 30, 2003 and 2004 are derived from our audited financial statements. The historical balance sheet data as of September 30, 2002 as well as the statement of operations, balance sheet, and cash flow data for the three months ended December 31, 2004, are derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, which Inergy Holdings, LLC considers necessary for fair presentation of the financial position and results of operations for these periods.

We have no separate operating activities apart from those conducted by Inergy, and our cash flows consist of distributions from Inergy on the partnership interests we own. Accordingly, the summary historical consolidated financial data set forth in the following table primarily reflects the operating activities and results of operations of Inergy. Since we control the managing general partner of Inergy, we reflect our ownership interest in Inergy on a consolidated basis, which means that our financial results are combined with Inergy’s financial results and the results of our other subsidiaries. The limited partner interests in Inergy not owned by affiliates of the managing general partner are reflected as a liability on our balance sheet and the non-controlling partners’ shares of income from Inergy is reflected as an expense in our results of operations.

The summary pro forma statement of operations for the three months ended December 31, 2004 and for the year ended September 30, 2004 reflect our consolidated historical operating results as adjusted for the following transactions as if these transactions occurred on October 1, 2003:

•	Inergy’s Star Gas Propane Acquisition;

•	Inergy’s December 2004 senior notes offering;

•	Inergy’s December 2004 issuances of common units;

•	our issuance in November 2004 of membership interests and related distributions of proceeds;

•	our anticipated new term loan and related expenses and distributions of such borrowings;

•	our anticipated new credit facility entered into concurrently with the close of this offering; and

•	this offering and the application of the net proceeds as described under “Use of Proceeds.”

The unaudited pro forma summary balance sheet data as of December 31, 2004 reflect our consolidated historical operating results as adjusted for the following transactions as if these transactions occurred on December 31, 2004:

•	our anticipated new term loan and related expenses and distributions of such borrowings;

•	our anticipated new credit facility entered concurrently with the close of this offering;

•	this offering and the application of the net proceeds as described under “Use of Proceeds”; and

•	the change in our organizational structure from a limited liability company to a limited partnership.

For a description of all of the assumptions used in preparing the summary pro forma financial and operating data, you should read the notes to the pro forma financial statements for Inergy Holdings, L.P. The pro forma financial and operating data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical consolidated and pro forma financial statements and the accompanying notes included in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Historical (a)							Pro Forma
	Years Ended September 30,				Three Months Ended December 31,			Year Ended September 30, 2004	Three Months Ended December 31, 2004
	2002	2003	2004		2003	2004(b)
	(in thousands except per unit data)
Statement of Operations Data:
Revenues	$208,700	$363,365	$482,496		$132,581	$257,465		$831,342	$316,187
Cost of product sold	134,999	267,010	359,053		95,464	192,777		556,051	231,219

Gross profit	73,701	96,355	123,443		37,117	64,688		275,291	84,968
Expenses:
Operating and administrative	45,315	59,424	81,388		20,300	34,836		184,181	54,728
Depreciation and amortization	11,444	13,843	21,089		4,718	8,849		41,633	12,273

Operating income	16,942	23,088	20,966		12,099	21,003		49,477	17,967
Other income (expense):
Interest expense	(8,366)	(9,947)	(7,917)		(2,896)	(3,762)		(35,649)	(8,028)
Interest expense related to write-off of deferred financing costs	(585)	—	(1,216	)(c)	—	(6,990	)(d)	(1,382)	(6,990)
Interest expense related to make whole premium charge	—	—	(17,949	)(c)	—	—		(17,949)	—
Interest income related to swap value received	—	—	949	(c)	—	—		949	—
Gain (loss) on sale of property, plant and equipment	151	(91)	(203)		45	173		(203)	173
Finance charges	115	339	704		115	236		704	236
Other	140	86	117		40	59		186	59

Income (loss) before gain on issuance of units in Inergy, income taxes and interest of non-controlling partners in Inergy’s net income	8,397	13,475	(4,549)		9,403	10,719		(3,867)	3,417
Gain on issuance of units in Inergy	9,550	5,241	10,431		—	15,092		10,431	15,092
Provision for income taxes	(1,132)	(869)	(1,176)		(189)	(1,434)		(2,166)	(1,482)
Interest of non-controlling partners in Inergy’s net income (loss)	(5,936)	(10,041)	4,827		(7,350)	(9,240)		4,100	(3,077)

Net income (loss)	$10,879	$7,806	$9,533		$1,864	$15,137		$8,498	$13,950

Unaudited pro forma net income per limited partner unit—Basic (e)	$0.79	$0.63	$0.72		$0.15	$1.03		$0.44	$0.72
Unaudited pro forma net income per limited partner unit—Diluted (e)	$0.68	$0.49	$0.57		$0.12	$0.92		$0.44	$0.72
Unaudited pro forma weighted average limited partner units outstanding—Basic (e)	13,789	12,373	13,150		12,373	14,672		19,490	19,490
Unaudited pro forma weighted average limited partner units outstanding—Diluted (e)	16,690	16,090	16,689		16,090	16,442		19,490	19,490
Balance Sheet Data (end of period):
Net property, plant and equipment	$124,550	$157,201	$215,253			$533,067			$533,067
Total assets	296,146	373,370	511,741			1,255,201			1,271,941
Total debt, including current portion	124,596	131,127	153,253			598,647			580,392
Members’ equity/Partners’ capital (a)	24,928	30,654	18,067			16,649			34,424
Cash Flow Data:
Net cash provided by operating activities	$7,426	$33,572	$31,132		$(4,796)	$(10,234)
Net cash used in investing activities	(94,077)	(35,060)	(98,065)		(17,623)	(597,205)
Net cash provided by financing activities	85,211	5,038	63,287		24,434	626,271

(a)	We were formed as a Delaware limited liability company in November 1996. Prior to the closing of this initial public offering, Inergy Holdings, LLC will convert from a Delaware limited liability company to a Delaware limited partnership and change its name to Inergy Holdings, L.P.
(b)	The Star Gas Propane Acquisition closed effective for financial reporting purposes as if the transaction was consummated on December 1, 2004. Accordingly, the Inergy Holdings, LLC historical statement of operations for the three months ended December 31, 2004 includes one month of the Star Gas Propane, L.P. results of operations.
(c)	Reflects amounts recognized in the quarter ended March 31, 2004, incurred in connection with the early repayment of $85.0 million of senior secured notes. Such amounts were related to the write-off of $1.2 million of deferred financing costs, a make whole premium charge of $17.9 million and $0.9 million gain from cancellation of the related interest rate swaps.
(d)	Reflects amounts recognized as expense in the quarter ended December 31, 2004, incurred in connection with the retirement of Inergy’s 364-day credit facility used to fund a portion of the Star Gas Propane Acquisition, and deferred financing costs written off with the retirement of Inergy’s previous credit facility.
(e)	The unaudited pro forma net income per limited partner unit is based on the weighted average number of partnership units outstanding for each period after giving effect to our conversion to a limited partnership, and an adjustment for additional units to reflect our distributions to our existing owners which are in excess of our earnings.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to pay distributions to our unitholders;

•	our expected receipt of distributions from Inergy;

•	anticipated trends in Inergy’s business;

•	the price volatility and availability of propane;

•	the availability of capacity to transport propane to market areas and to Inergy’s customers;

•	our future results of operations;

•	our liquidity and ability to finance our activities;

•	market conditions in Inergy’s industry;

•	competition from other energy sources and within the propane industry;

•	conflicts of interest between Inergy, its managing general partner and us;

•	the treatment of Inergy or us as a corporation for federal income tax purposes or if we or Inergy become subject to entity-level taxation for state tax purposes;

•	Inergy’s ability to make and integrate acquisitions and successfully complete its business strategy; and

•	the impact of governmental legislation and regulation on us and Inergy.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

RISK FACTORS

You should consider carefully the following risk factors, which we believe include all material risks to our business, together with all of the other information included in this prospectus, in your evaluation of an investment in our common units. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. In that case, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Dependence on Distributions from Inergy, L.P.

Our only cash-generating assets are our partnership interests in Inergy, L.P., and our cash flow is therefore completely dependent upon the ability of Inergy to make distributions to its partners.

The amount of cash that Inergy can distribute to its partners each quarter, including us, principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	the temperatures in its operating areas;

•	the cost to Inergy of the propane it buys for resale;

•	the level of competition from other propane companies; and

•	other energy providers and the prevailing economic conditions.

In addition, the actual amount of cash Inergy will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	the level of capital expenditures it makes;

•	the cost of acquisitions, if any;

•	debt service requirements;

•	fluctuations in working capital needs;

•	restrictions on distributions contained in Inergy’s credit facility and senior notes;

•	Inergy’s ability to borrow under its working capital facility to make distributions;

•	prevailing economic conditions; and

•	the amount, if any, of cash reserves established by Inergy’s managing general partner in its discretion for the proper conduct of business.

Because of these factors, Inergy may not have sufficient available cash each quarter to pay the current declared distribution of $0.50 per quarter or any other amount. Furthermore, you should also be aware that the amount of cash that Inergy has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Inergy may be able to make cash distributions during periods when Inergy records losses and may not be able to make cash distributions during periods when Inergy records net income. Please read “—Risks Inherent in Inergy, L.P.’s Business” for a discussion of risks affecting Inergy’s ability to generate distributable cash flow.

A substantial portion of our partnership interests in Inergy are subordinated to Inergy’s common units, which would result in decreased distributions to us if Inergy is unable to meet its minimum quarterly distribution.

We own, directly or indirectly, 3,787,340 units representing limited partner interests in Inergy, of which approximately 41.4% are senior subordinated units, 25.8% are junior subordinated units and 32.8% are common units. During the subordination period, the senior and junior subordinated units will not receive any distributions in a quarter until Inergy has paid the minimum quarterly distribution of $0.30 per Inergy unit, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters, on all of the outstanding Inergy common units. In addition, the junior subordinated units will not receive distributions until the senior subordinated units have received the distributions to which they are entitled. Distributions on the senior and junior subordinated units are therefore more uncertain than distributions on Inergy’s common units. Furthermore, no distributions may be made on the incentive distribution rights until the minimum quarterly distribution has been paid on all outstanding Inergy units. Therefore, distributions with respect to the incentive distribution rights are even more uncertain than distributions on the subordinated units. Neither the senior nor junior subordinated units nor the incentive distribution rights are entitled to any arrearages from prior quarters.

Generally, the subordination period ends, and the senior and junior subordinated units convert into common units of Inergy, only after June 30, 2006 and only upon the satisfaction of certain financial tests as described in “Material Provisions of the Partnership Agreement of Inergy, L.P.—Cash Distribution Policy—Subordination Period.”

The managing general partner of Inergy has the ability to limit the incentive distributions we are entitled to receive in order to facilitate the growth strategy of Inergy.

We hold incentive distribution rights in Inergy that entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter. A substantial portion of the cash flows we receive from Inergy is provided by these incentive distributions. There may be instances in which the amount of cash we receive from the incentive distributions could limit Inergy’s growth through acquisitions. This is because a potential acquisition might not be accretive to Inergy’s unitholders as a result of the significant portion of that acquisition’s cash flows which would be paid as incentive distributions to us. By limiting the level of incentive distributions in connection with a particular acquisition or issuance of units of Inergy, the cash flows associated with that acquisition could be accretive to Inergy’s unitholders as well as substantially beneficial to us. Accordingly, in order to facilitate acquisitions by Inergy, the managing general partner of Inergy may elect to limit the incentive distributions we are entitled to receive with respect to a particular acquisition or unit issuance contemplated by Inergy. In doing so, the board of directors of the managing general partner would be required to consider both its fiduciary obligations to investors in Inergy as well as to us as its sole member.

The amount of cash distributions from Inergy that we will be able to distribute to you will be reduced by the costs associated with being a public company, other general and administrative expenses, and reserves that our general partner believes prudent to maintain for the proper conduct of our business and for future distributions.

Before we can pay distributions to our unitholders, we must first pay or reserve funds for our expenses, including the costs of being a public company and other operating expenses, and reserves for future distributions during periods of limited cash flows. In addition, we may reserve funds to meet the right of our wholly owned subsidiary, Inergy Partners, LLC, to maintain its approximate 1.4% general partner interest by making a capital contribution to Inergy when Inergy issues additional Inergy common units.

Risks Inherent in Inergy, L.P.’s Business

Because we are substantially dependent on the distributions we receive from Inergy, risks to Inergy’s operations are also risks to us. We have set forth below risks to Inergy’s business and operations, the occurrence of which could negatively impact Inergy’s financial performance and decrease the amount of cash it is able to distribute to us.

Since weather conditions may adversely affect the demand for propane, Inergy’s financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

Weather conditions have a significant impact on the demand for propane because Inergy’s customers depend on propane principally for heating purposes. As a result, warm weather conditions will adversely impact Inergy’s operating results and financial condition. Actual weather conditions can substantially change from one year to the next. Furthermore, warmer than normal temperatures in one or more regions in which Inergy operates can significantly decrease the total volume of propane it sells. Consequently, Inergy’s operating results may vary significantly due to actual changes in temperature. During the fiscal years ended September 30, 1999, 2000, 2002 and 2004, temperatures were significantly warmer than normal in Inergy’s areas of operation. We believe that Inergy’s results of operations during these periods were adversely affected as a result of this warm weather.

Inergy may be unable to successfully integrate the Star Gas Propane Acquisition or Inergy’s other acquisitions with its operations or realize all of the anticipated benefits of these acquisitions.

Integration of the Star Gas Propane business and operations and the businesses and operations of Inergy’s other acquisitions with Inergy’s existing business and operations will be a complex, time-consuming and costly process, particularly given that the acquisitions will more than double Inergy’s size and significantly diversify the geographic areas in which Inergy operates. Failure to successfully integrate the acquired businesses and operations with Inergy’s existing business and operations in a timely manner may have a material adverse effect on Inergy’s business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization and integrating additional retail and wholesale distribution operations to Inergy’s existing supply, marketing and distribution operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel from diverse business backgrounds and organizational cultures;

•	consolidating corporate technological and administrative functions;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in Inergy’s indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

In addition, Inergy may not realize all of the anticipated benefits from the Star Gas Propane Acquisition and other acquisitions, such as cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher costs, unknown liabilities and fluctuations in markets. Furthermore, because Inergy is already in the heating season, it will not be able to undertake much of the integration until after the heating season has ended.

Inergy’s acquisition of Star Gas Propane exposes it to potential significant liabilities.

In the Star Gas Propane Acquisition, Inergy purchased the partnership interests of Star Gas Propane rather than just its assets. As a result, Inergy purchased the liabilities of Star Gas Propane as well, including unknown and contingent liabilities. Inergy has performed a certain level of due diligence in connection with the Star Gas Propane Acquisition, but there may be pending, threatened, contemplated or contingent claims against Star Gas Propane related to environmental, title, regulatory, litigation or other matters of which Inergy is unaware.

Although Star Gas Partners, L.P., the former parent company of Star Gas Propane, has agreed to indemnify Inergy against some of these liabilities, there is a risk that Inergy could ultimately be liable for some or all of these indemnified risks.

Star Gas Partners, L.P. is a named defendant in multiple federal securities class action lawsuits alleging that public disclosures made by it contained materially misleading information or omits to state material information. Star Gas Propane is a named defendant in one of these lawsuits and it is possible that Star Gas Propane and its subsidiaries could be named as a defendant in additional lawsuits relating to the allegations described above. Star Gas Propane remained a defendant in this lawsuit after the closing of the Star Gas Propane Acquisition.

Under Inergy’s purchase agreement entered into in connection with the Star Gas Propane Acquisition, Star Gas Partners, L.P. agreed to indemnify Inergy for damages relating to the securities disclosure claims described above without limitation as to the ultimate amount of such indemnity. Star Gas Partners, L.P. has also agreed to generally indemnify Inergy against other liabilities up to a maximum aggregate amount of approximately $107 million, subject to certain of Inergy’s claims being brought within specific time periods. On December 14, 2004, Star Gas Partners, L.P. filed its annual report on Form 10-K. The audit opinion contained in that report indicated that there is substantial doubt about the ability of Star Gas Partners, L.P. to continue as a going concern. The audit opinion for the audited combined financial statements of Star Gas Propane included in this prospectus similarly indicates that there is substantial doubt about the ability of Star Gas Propane to continue as a going concern. If Inergy incurs damages arising from any such liabilities and Star Gas Partners, L.P. is financially or contractually unable to fulfill its indemnification obligations to Inergy or disputes its liability under the indemnity, Inergy could be responsible for any amounts not covered. Accordingly, these potential liabilities may have a material adverse effect on Inergy.

If Star Gas Partners, L.P. is unable to meet its obligations to its creditors and the creditors successfully challenge the Star Gas Propane Acquisition under federal or state bankruptcy or fraudulent transfer laws, which would require the creditors to prove that (1) Star Gas Partners, L.P. received inadequate consideration for the Star Gas Propane Acquisition and that Star Gas Partners, L.P. was insolvent or was rendered insolvent by reason of the acquisition, or (2) that such acquisition was made with the intent of defrauding Star Gas Partners, L.P.’s creditors, Inergy could be subject to material losses. While Inergy believes that a successful fraudulent conveyance claim is unlikely, we cannot assure you that such a claim will not be made. Moreover, any such claim, if resolved adversely to Inergy, may have a material adverse effect on Inergy.

If Inergy does not continue to make acquisitions on economically acceptable terms, its future financial performance will be limited.

The propane industry is not a growth industry because of increased competition from alternative energy sources. In addition, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane’s higher cost as compared to other energy sources, Inergy may have difficulty in increasing its retail customer base other than through acquisitions. Therefore, while Inergy’s business strategy includes internal growth, its ability to grow will depend principally on acquisitions. Inergy’s future financial performance depends on its ability to continue to make acquisitions at attractive prices. We cannot assure you that Inergy will be able to continue to identify attractive acquisition candidates in the future or that it will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. Inergy may not be able to grow as rapidly as it expects through its acquisition of additional businesses after this offering closes for various reasons. For example, Inergy will use its cash from operations primarily for distributions to unitholders and reinvestment in its business. Consequently, the extent to which Inergy is unable to use cash or access capital to pay for additional acquisitions may limit its growth and impair its operating results. Further, Inergy is subject to certain debt incurrence covenants under its bank credit facility and its indenture for its senior notes that may restrict its ability to incur additional debt to finance acquisitions. In addition, any new debt Inergy incurs to finance acquisitions may adversely affect its ability to make distributions to its unitholders.

Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect Inergy’s profit margins.

The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, Inergy’s profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, Inergy may not be able to pass on these increases to its customers through retail or wholesale prices. Propane is a commodity and the price Inergy pays for it can fluctuate significantly in response to changes in supply or other market conditions. Inergy has no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce Inergy’s gross profits and could, if continued over an extended period of time, reduce demand by encouraging its retail customers to conserve or convert to alternative energy sources.

Inergy’s indebtedness may limit its ability to borrow additional funds, make distributions to its unitholders, including us, or capitalize on acquisition or other business opportunities.

As of December 31, 2004, Inergy had approximately $568 million of total outstanding long-term indebtedness. Inergy’s leverage, various limitations in its credit facility, other restrictions governing its indebtedness and the indenture governing Inergy’s senior notes may reduce its ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities.

Inergy’s indebtedness and other financial obligations could have important consequences to you. For example, they could:

•	make it more difficult for Inergy to make distributions to its unitholders;

•	impair Inergy’s ability to obtain additional financing in the future for working capital expenditures acquisitions, general partnership purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of Inergy’s debt is, and will continue to be, at variable rates of interest;

•	have a material adverse effect on Inergy if it fails to comply with financial and restrictive covenants in its debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•	require Inergy to dedicate a substantial portion of its cash flow to payments of Inergy’s indebtedness and other financial obligations, thereby reducing the availability of Inergy’s cash flow to fund working capital, capital expenditures and other general partnership requirements;

•	limit Inergy’s flexibility in planning for, or reacting to, changes in its business and the propane industry; and

•	place Inergy at a competitive disadvantage compared to its competitors that have proportionately less debt.

If Inergy is unable to meet its debt service obligations and other financial obligations, it could be forced to restructure or refinance its indebtedness and other financial transactions, seek additional equity capital or sell its assets. Inergy may then be unable to obtain such financing or capital or sell its assets on satisfactory terms, if at all.

Restrictive covenants in the agreements governing Inergy’s indebtedness may reduce its operating flexibility.

The agreements governing Inergy’s credit facility, the indenture governing its senior notes, and other future indebtedness contain or will contain various covenants limiting Inergy’s ability and the ability of specified subsidiaries of Inergy to, among other things:

•	pay distributions on, redeem or repurchase Inergy’s equity interests or redeem or repurchase Inergy’s subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred securities;

•	create or incur certain liens;

•	enter into agreements that restrict distributions or other payments from Inergy’s restricted subsidiaries to Inergy;

•	consolidate, merge or transfer all or substantially all of Inergy’s assets;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries;

•	create non-guarantor subsidiaries;

•	enter into sale and leaseback transactions; and

•	engage in any material business other than a permitted business.

These restrictions could limit Inergy’s ability and the ability of its subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in Inergy’s business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Inergy’s credit facility contains covenants requiring it to maintain specified financial ratios and satisfy other financial conditions. Inergy may be unable to meet those ratios and conditions. Any future breach of these covenants and Inergy’s failure to meet any of those ratios and conditions could result in a default under the terms of Inergy’s credit facility, which could result in the acceleration of Inergy’s debt and other financial obligations. If Inergy were unable to repay these amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral.

The highly competitive nature of the retail propane business could cause Inergy to lose customers or affect its ability to acquire new customers, thereby reducing its revenues.

Inergy has competitors and potential competitors who are larger and have substantially greater financial resources than it does, which may provide them with some advantages. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter Inergy’s markets and compete with it. Most of Inergy’s propane retail branch locations compete with several marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price;

•	reliability and quality of service;

•	responsiveness to customer needs;

•	safety concerns;

•	long-standing customer relationships;

•	the inconvenience of switching tanks and suppliers; and

•	the lack of growth in the industry.

We can make no assurances that Inergy will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, Inergy may lose customers, which would reduce its revenues.

If Inergy is not able to purchase propane from its principal suppliers, Inergy’s results of operations would be adversely affected.

Most of Inergy’s total volume purchases are made under supply contracts that have a term of one year, are subject to annual renewal, and provide various pricing formulas. Three of Inergy’s suppliers, Sunoco, Inc. (18%), Dominion Transmission Inc. (12%) and ExxonMobil Oil Corp. (11%), accounted for approximately 41% of propane purchases during fiscal 2004. Similarly, Star Gas Propane purchases a significant amount of its propane from certain suppliers, several of whom are also suppliers to Inergy. In the event that Inergy is unable to purchase propane from its significant suppliers, Inergy’s failure to obtain alternate sources of supply at competitive prices and on a timely basis would hurt its ability to satisfy customer demand, reduce its revenues and adversely affect its results of operations.

Competition from alternative energy sources may cause Inergy to lose customers, thereby reducing its revenues.

Competition from alternative energy sources, including natural gas and electricity, has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and availability of natural gas in many areas that previously depended upon propane could cause Inergy to lose customers, thereby reducing its revenues.

Inergy’s business would be adversely affected if service at its principal storage facilities or on the common carrier pipelines it uses is interrupted.

Historically, a substantial portion of the propane purchased to support Inergy’s operations has originated at Conway, Kansas, Hattiesburg, Mississippi and Mont Belvieu, Texas and has been shipped to it through major common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines Inergy uses would adversely affect its ability to obtain propane.

If Inergy is not able to sell propane that it has purchased through wholesale supply agreements to either its own retail propane customers or to other retailers and wholesalers, the results of its operations would be adversely affected.

Inergy currently is party to propane supply contracts and expects to enter into additional propane supply contracts which require it to purchase substantially all the propane production from certain refineries. Inergy’s inability to sell the propane supply in its own propane distribution business, to other retail propane distributors, or to other propane wholesalers would have a substantial adverse impact on its operating results and could adversely impact its capital liquidity.

Inergy is subject to operating and litigation risks that could adversely affect its operating results to the extent not covered by insurance.

Inergy’s operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible liquids such as propane. As a result, Inergy has been, and likely will be, a defendant in legal proceedings and litigation arising in the ordinary course of business. Inergy maintains insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, Inergy’s insurance may not be adequate to protect it from all material expenses related to potential future claims for personal injury and property damage. In addition, the occurrence of a serious accident, whether or not Inergy is involved, may have an adverse effect on the public’s desire to use its products.

Inergy’s operations are subject to compliance with environmental laws and regulations that can adversely affect Inergy’s results of operations and financial condition.

Inergy’s operations are subject to the environmental laws and regulations of federal, state, and local authorities. Such environmental laws and regulations impose restrictions on the generation, handling, treatment, storage, disposal, and transportation of certain materials and wastes. Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil, and criminal penalties and even the issuance of injunctions restricting or prohibiting Inergy’s activities. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Many of the properties owned or leased by Inergy were previously operated by third parties whose management, disposal, or release of materials and wastes was not under Inergy’s control. Accordingly, Inergy may be liable for the costs of cleaning up or remediating contamination caused by releases of hazardous substances at properties that it owns or operates or will own or operate or at properties to which hazardous substances were transported from these properties. It is also possible that implementation of stricter environmental laws and regulations in the future could result in additional costs or liabilities to Inergy as well as the industry in general.

Energy efficiency and new technology may reduce the demand for propane and adversely affect Inergy’s operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand for propane and adversely affect Inergy’s operating results.

Due to Inergy’s lack of asset diversification, adverse developments in its propane business would adversely affect Inergy’s operating results and reduce its ability to make distributions to its unitholders.

Inergy relies almost exclusively on the revenues generated from its propane business. Due to Inergy’s lack of asset diversification, an adverse development in this business would have a significantly greater impact on Inergy’s financial condition and results of operations than if it maintained more diverse assets.

Inergy’s business and operations could be adversely affected by terrorist attacks.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. Since the September 11th attacks, the U.S. government has issued public warnings that indicate that energy assets, specifically our nation’s pipeline infrastructure, production facilities and transmission and distribution facilities, might be specific targets of terrorist organizations. The continued threat of terrorism and the impact of military and other actions will likely lead to increased volatility in prices for natural gas and oil and could affect the markets for Inergy’s products. In addition, future acts of terrorism could be directed against companies operating in the United States, particularly those engaged in sectors essential to Inergy’s economic prosperity, such as natural resources. These developments have subjected Inergy’s operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on Inergy’s business.

Risks Inherent in an Investment in Us

We are largely dependent on Inergy, L.P. for our growth. As a result of the fiduciary obligations of Inergy’s managing general partner, which is our wholly owned subsidiary, to the unitholders of Inergy, our ability to pursue business opportunities independently will be limited.

We currently intend to grow primarily through the growth of Inergy. While we are not precluded from pursuing business opportunities independent of Inergy, Inergy’s managing general partner, which is our wholly owned subsidiary, has fiduciary duties to Inergy unitholders which would make it difficult for us to engage in any business activity that is competitive with Inergy. Those fiduciary duties are applicable to us because we control the managing general partner through our ability to elect all of its directors. While there may be circumstances in which these fiduciary duties may be satisfied while allowing us to pursue business opportunities independent of Inergy, we expect such opportunities to be limited. Accordingly, we may be unable to diversify our sources of revenue in order to increase cash distributions to you. See also “—Risks Related to Conflicts of Interest.”

A substantial portion of our partnership interests in Inergy are not publicly traded, which may limit our ability to sell these interests.

The only publicly traded securities that we own are 1,243,388 Inergy common units, all of which are unregistered, restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. We therefore face restrictions on the volume of Inergy common units we can sell in any three-month period. There is no public market for Inergy’s senior and junior subordinated units and we do not expect one to develop. If we were required to sell senior or junior subordinated units for any reason, we likely would receive a discount to the current market price of Inergy’s common units, and that discount may be substantial. In addition, our investments in Inergy’s general partners and New Inergy Propane, LLC are illiquid, and our ability to sell such interests is limited because there is no market for them.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public markets, including sales by our existing partners.

After this offering, we will have outstanding 19,490,000 common units, which includes the 3,400,000 common units we are selling in this offering that may be resold in the public market immediately. All of our common units that were outstanding prior to our initial public offering will be subject to resale restrictions under 180-day lock-up agreements with our underwriters. In addition, approximately 16.1 million of these common units will be subject to resale restrictions until August 2006 pursuant to an agreement among our holders prior to the completion of this offering. Each of the lock-up arrangements with the underwriters as well as the resale restriction agreement among our holders may be waived in the discretion of the underwriters or the voting majority of our general partner, as applicable. In the event these restrictions are waived, sales by any of our existing partners of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, our general partner has agreed to provide registration rights to these holders, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Cost reimbursements due our general partner may be substantial and will reduce our cash available for distribution to holders of our common units.

Prior to making any distribution on our common units, we will reimburse our general partner for expenses it incurs on our behalf. The reimbursement of expenses could adversely affect our ability to pay cash distributions to holders of our common units. Our general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may perform other services for us for which we will be charged fees as determined by our general partner.

Certain executive officers of Inergy’s managing general partner have a controlling interest in us and own our general partner, and they can determine the outcome of all matters voted upon by our unitholders.

After this offering, the executive officers of Inergy GP, LLC, which is our wholly owned subsidiary and the managing general partner of Inergy, will own approximately 82.6% of our common units in the aggregate and will own our general partner. As a result, if these executive officers were to act together, they would be able to control the outcome of any matter that comes before a unitholder vote.

The control of our general partner may be transferred to a third party, and that party could replace our current management team, in each case without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the owners of our general partner to transfer their ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and to control the decisions taken by the board of directors and officers.

If Inergy’s managing general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of Inergy, its value, and therefore the value of our common units, could decline.

The managing general partner of Inergy may make expenditures on behalf of Inergy for which it will seek reimbursement from Inergy. In addition, under Delaware partnership law, the managing general partner, in its capacity as the managing general partner of Inergy, has unlimited liability for the obligations of Inergy, such as its debts and environmental liabilities, except for those contractual obligations of Inergy that are expressly made without recourse to the managing general partner. To the extent Inergy GP, LLC incurs obligations on behalf of Inergy, it is entitled to be reimbursed or indemnified by Inergy. If Inergy is unable or unwilling to reimburse or indemnify its managing general partner, Inergy GP, LLC may be unable to satisfy these liabilities or obligations, which would reduce its value and therefore the value of our common units.

The initial public offering price of our common units may not be indicative of the market price of our common units after this offering. In addition, our unit price may be volatile.

Prior to this offering there has been no public market for our common units. An active market for our common units may not develop or may not be sustained after this offering. The initial public offering price of our common units will be determined by negotiations between us and the underwriters based on numerous factors which we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price for our common units after this initial public offering. The market price of our common units could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your common units at or above the initial public offering price. The following factors could affect our common unit price:

•	Inergy’s operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per common unit, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	sales of our common units by our unitholders;

•	actions by our existing unitholders prior to their disposition of our common units;

•	announcements by Inergy or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	general market conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies and partnerships. These broad market fluctuations may adversely affect the trading price of our common units.

You may have limited liquidity for your common units. A trading market may not develop for our common units, and you may not be able to resell your common units at the initial public offering price.

Prior to the offering, there has been no public market for our common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Potential investors may be deterred from investing in our common units for various reasons, including the very limited number of publicly traded entities whose assets consist exclusively of partnership interests in a publicly traded limited partnership. Also, you may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common units and limit the number of investors who are able to buy our common units.

Our unitholders cannot easily remove our general partner.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders did not elect our general partner or the directors of our general partner and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future.

Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because affiliates of our general partner own more than one-third of our outstanding units, our general partner currently cannot be removed without the consent of our general partner and its affiliates.

Our unitholders’ voting rights are further restricted by the provision in our partnership agreement stating that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of our management.

As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

Inergy may issue additional Inergy common units, including Inergy common units senior to the subordinated units we own, which may increase the risk that Inergy will not have sufficient available cash to maintain or increase the per Inergy unit distribution level.

Inergy has wide latitude to issue additional Inergy common units, including Inergy common units that rank senior to the senior and junior subordinated units and the incentive distributions rights as to quarterly cash distributions, on the terms and conditions established by Inergy’s managing general partner. The payment of distributions on these additional Inergy common units may increase the risk that Inergy will be unable to maintain or increase the per Inergy unit distribution level. To the extent these new Inergy common units are senior to the subordinated units and incentive distribution rights, their issuance will render more uncertain the payment of distributions on the subordinated units and incentive distribution rights. In addition, such issuance of additional Inergy common units may make it more difficult for the senior and junior subordinated units to convert into Inergy common units since conversion requires that we meet specific financial tests with respect to all outstanding Inergy common units.

If in the future we cease to manage and control Inergy through our direct and indirect ownership of the general partner interests in Inergy, we may be deemed to be an investment company under the Investment Company Act of 1940.

If we cease to manage and control Inergy and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act of 1940, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates.

You will experience immediate and substantial dilution of $40.35 per common unit in the net tangible book value of your common units.

The offering price of our common units will be substantially higher than the pro forma net tangible book value per common unit of the outstanding common units immediately after the offering. If you purchase common units in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per common unit from the price you pay for the common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under our partnership agreement constituted participation in the “control” of our business.

Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

Restrictions in our credit facility could limit our ability to make distributions to our unitholders.

Our credit facility contains covenants limiting our ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to our unitholders. This facility also contains covenants requiring us to maintain certain financial ratios. We are prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under this facility.

Risks Related to Conflicts of Interest

Although we control Inergy through our ownership of its managing general partner, Inergy’s managing general partner owes fiduciary duties to Inergy and Inergy’s unitholders, which may conflict with our interests.

Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including Inergy’s managing general partner, on the one hand, and Inergy and its limited partners, on the other hand. The directors and officers of Inergy GP, LLC have fiduciary duties to manage Inergy in a manner beneficial to us, its owner. At the same time, the general partner has a fiduciary duty to manage Inergy in a manner beneficial to Inergy and its limited partners. The board of directors of Inergy GP, LLC will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to Inergy and us;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and Inergy, on the other hand;

•	the determination of the amount of cash to be distributed to Inergy’s partners and the amount of cash to be reserved for the future conduct of Inergy’s business;

•	the determination whether to make borrowings under Inergy’s revolving working capital facility to pay distributions to Inergy’s partners, including borrowings that might hasten the end of the subordination period; and

•	any decision we make in the future to engage in business activities independent of Inergy.

The fiduciary duties of our general partner’s officers and directors may conflict with those of Inergy GP, LLC, Inergy’s managing general partner.

Conflicts of interest may arise because of the relationships between Inergy GP, LLC, Inergy and us. Our general partner’s directors and officers have fiduciary duties to manage our business in a manner beneficial to us and our unitholders. Simultaneously, a majority of our general partner’s directors and all of its officers are also directors and officers of Inergy GP, LLC, Inergy’s managing general partner, and have fiduciary duties to manage the business of Inergy in a manner beneficial to Inergy and Inergy’s unitholders. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

Our general partner has conflicts of interest and limited fiduciary responsibilities to us, which may allow it to favor its own interests to the detriment of our unitholders.

Following the offering, our general partner and its affiliates will own a non-economic general partner interest and an 82.6% limited partner interest in us. In addition, following the offering certain officers of our general partner and certain directors and officers of the managing general partner of Inergy will own 93.1% of our general partner. Conflicts of interest may arise between our general partner and us. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

Conflicts Relating to Control:

•	our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution.

Conflicts Relating to Costs:

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which costs incurred by our general partner and its affiliates are reimbursable by us; and

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

Please read “Certain Relationships and Related Transactions—Our Relationship with Inergy, L.P.” and “Conflicts of Interest and Fiduciary Responsibilities—Conflicts of Interest.”

Our general partner may not be fully reimbursed for the use of its officers and employees by Inergy’s managing general partner.

Our general partner shares officers and administrative personnel with Inergy’s managing general partner to operate both our business and Inergy’s business. In that case, our general partner’s officers, who are also the officers of Inergy’s managing general partner, will allocate, in their reasonable and sole discretion, the time its employees spend on our behalf and on behalf of Inergy. These allocations may not necessarily be the result of arms-length negotiations between Inergy’s managing general partner and our general partner. Although our general partner intends to be reimbursed for its employee’s activities, due to the nature of the allocations, this reimbursement may not exactly match the actual time and overhead spent.

Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner. It will be difficult for a unitholder to challenge a resolution of a conflict of interest by our general partner or by its conflicts committee.

Whenever our general partner makes a determination or takes or declines to take any other action in its capacity as our general partner, it will be obligated to act in good faith, which means it must reasonably believe that the determination or other action is in our best interests. Whenever a potential conflict of interest exists between us and our general partner, our general partner may resolve such conflict of interest. If our general partner determines that its resolution of the conflict of interest is on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is fair and reasonable to us, taking into account the totality of the relationships between us and our general partner, then it shall be presumed that in making this determination, our general partner acted in good faith. A unitholder seeking to challenge this resolution of the conflict of interest would bear the burden of overcoming such presumption. This is different from the situation with Delaware corporations, where a conflict resolution by an interested party would be presumed to be unfair and the interested party would have the burden of demonstrating that the resolution was fair.

Furthermore, if our general partner obtains the approval of our conflicts committee, the resolution will be conclusively deemed to be fair and reasonable to us and not a breach by our general partner of any duties it may owe to us or our unitholders. This is different from the situation with Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors would merely shift the burden of demonstrating unfairness to the plaintiff. If you chose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law. As a result, unitholders will effectively not be able to challenge a decision by the conflicts committee.

Unlike Inergy and most other master limited partnerships, which require at least two independent members of the conflicts committee, our partnership agreement provides that a conflicts committee may be comprised of one or more directors. If we establish a conflicts committee with only one director, your interests may not be as well served as if we had a conflicts committee with at least two independent directors. A single member committee would not have the benefit of discussion with and input from other independent directors. See “Conflicts of Interest and Fiduciary Responsibilities.”

Our general partner may cause us to issue additional common units without your approval, which would dilute your ownership interests.

Our general partner may cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval. Such issuances may occur in connection with acquisitions or capital improvements by us or by Inergy or as a result of grants made under our long-term incentive plan.

The issuance of additional common units or other equity securities of equal rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit may increase;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of the common units may decline.

Furthermore, our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time more than 85% of the outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional units, our general partner and its affiliates will own 82.6% of the common units. For additional information about the call right, please read “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Limited Call Right.”

Tax Risks to Our Common Unitholders

You should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

If we or Inergy were treated as a corporation for federal income tax purposes, or if we or Inergy were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

The value of our investment in Inergy depends largely on Inergy being treated as a partnership for federal income tax purposes, which requires that 90% or more of Inergy’s gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code. Inergy may not meet this requirement or current law may change so as to cause, in either event, Inergy to be treated as a corporation for federal income tax purposes or otherwise subject to federal income tax. Moreover, the anticipated after-tax benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

If Inergy were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to us would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

Current law may change, causing us or Inergy to be treated as a corporation for federal income tax purposes or otherwise subjecting us or Inergy to entity level taxation. For example, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us or Inergy as an entity, the cash available for distribution to you would be reduced.

A successful IRS contest of the federal income tax positions we, or Inergy, take may adversely affect the market for our common units or Inergy units, and the costs of any contest will reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. Moreover, Inergy has not requested any ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes or any other matter that affects it. The IRS may adopt positions that differ from the positions we or Inergy take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we or Inergy take. A court may disagree with some or all of the positions we or Inergy take. Any contest with the IRS may materially and adversely impact the market for our common units or Inergy units and the price at which they trade. In addition, the cost of any contest between Inergy and the IRS will result in a reduction in cash available for distribution Inergy unitholders and thus indirectly by us, as a unitholder and as the owner of the general partner of Inergy. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

You will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from the taxation of your share of our taxable income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and the adjusted tax basis in those common units. Prior distributions to you in excess of the total net taxable income allocated to you, which decreased the tax basis in your common units, will, in effect, become taxable income to you if the common units are sold at a price greater than your tax basis in those common units, even if the price is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment. For taxable years beginning prior to the date of enactment, very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders’ tax returns.

Unitholders may be subject to state and local taxes and return filing requirements as a result of investing in our common units.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we or Inergy do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We and Inergy presently anticipate that substantially all of our income will be generated in the following states: Arkansas, California, Connecticut, Florida, Georgia, Illinois, Indiana, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, West Virginia and Wisconsin. Each of those states, except Florida and Texas, currently impose a personal income tax. We or Inergy may do business or own property in other states in the future. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $62.1 million from the sale of 3,400,000 common units offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds of this offering and borrowings under a new credit facility entered into concurrently with the closing of this offering to repay amounts borrowed under our new term loan. Prior to the consummation of this offering, we intend to incur $66.9 million of indebtedness under the new term loan. We expect this term loan to bear interest at 5.5% and mature on the earlier of the closing date of this offering or December 31, 2005.

Substantially all of our indebtedness was incurred to make distributions to owners of our general partner, some of whom are current directors and officers of our general partner. We intend to use the net proceeds from the anticipated term loan to partially repay such indebtedness and to make additional distributions. See “Certain Relationships and Related Transactions—Indebtedness to Our Directors, Executive Officers and Others.”

The lender under our new term loan is Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., one of the underwriters in this offering. As a result, Lehman Brothers may have a conflict of interest with respect to this offering because it has interests in the successful completion of this offering beyond the underwriting discount and commissions it will receive. For this reason, A.G. Edwards & Sons, Inc. has agreed to act as a “qualified independent underwriter” as such role is defined by Rule 2720 of the National Association of Securities Dealers, Inc.’s Conduct Rules. See “Underwriting.”

We will use any net proceeds from the exercise of the underwriters’ option to purchase additional units to repay outstanding indebtedness and for general partnership purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2004:

•	on a consolidated historical basis;

•	as adjusted to give effect to:

•	the following transactions by Inergy: (1) repayment of $18.2 million of indebtedness under Inergy’s revolving acquisition credit facility and $11.2 million of additional borrowings incurred subsequent to December 31, 2004, (2) exercise of the overallotment option in connection with the Inergy’s common unit offering in December 2004; and

•	the following transactions by us: (1) repayment of $21.6 million of indebtedness under our credit agreement, including an additional $5.9 million of borrowings incurred subsequent to December 31, 2004, (2) expected borrowings of $66.9 million under our new term loan entered into subsequent to December 31, 2004 and prior to the consummation of this offering; and

•	as further adjusted to reflect this offering of common units and the application of the estimated net proceeds therefrom as described in “Use of Proceeds” and additional borrowings of $4.8 million under an expected new credit facility to be entered into concurrently with the closing of this offering.

You should read our financial statements and notes that are included elsewhere in this prospectus for additional information regarding us.

	As of December 31, 2004
	Historical	As Adjusted		As Further Adjusted
	($ in millions)
Cash	$21,206	$21,206		$21,206

Debt:
Inergy Holdings, L.P. credit agreement	$15,692	$—	(a)	$4,812	(b)
Inergy Holdings, L.P. term loan	—	66,942	(a)	—	(c)
Inergy Holdings, L.P. promissory notes	15,000	14,625	(d)	14,625
Inergy revolving working capital credit facility	51,000	51,000		51,000
Inergy revolving acquisition credit facility	81,000	74,000	(e)	74,000
Inergy senior notes	425,000	425,000		425,000
Other Inergy debt	10,955	10,955		10,955

Total Debt	598,647	642,522		580,392

Total Member’s Equity/Partners’ Capital/(Deficit) (f)	16,649	(27,371	)(g)	34,424	(c)

Total Capitalization	$615,296	$615,151		$614,816

(a)	Reflects additional borrowings subsequent to December 31, 2004 of $66.9 million from a new term loan entered into in 2005, and the repayment of $21.6 million of indebtedness under our credit agreement (including additional borrowings of $5.9 million incurred subsequent to December 31, 2004) with proceeds from the term loan.
(b)	Reflects additional borrowings of $4.8 million under an expected new credit facility to be entered into concurrently with the closing of this offering.
(c)	Reflects additional partner capital from the net proceeds from this offering of $62.1 million, net of $0.3 million of deferred finance costs written off with the repayment of the new term loan, and the associated use of the proceeds as described in this prospectus.
(d)	Reflects the repayment of $0.4 million on the promissory notes subsequent to December 31, 2004.

(e)	Reflects the repayment of $18.2 million of Inergy’s indebtedness with proceeds from the exercise of the overallotment option in connection with our public unit offering in December 2004 and additional borrowings at Inergy of $11.2 million incurred subsequent to December 31, 2004.
(f)	We were formed as a Delaware limited liability company in November 1996. Concurrently with the closing of this initial public offering, Inergy Holdings, LLC will convert from a Delaware limited liability company to a Delaware limited partnership and will change its name to Inergy Holdings, L.P.
(g)	Reflects the reduction to member’s equity from the payment of a $45.0 million distribution to members, net of a gain of approximately $1.0 million recorded subsequent to December 31, 2004 from the issuance of units in Inergy in connection with the exercise of the overallotment option in connection with Inergy’s public units offering in December 2004.

DILUTION

On a pro forma basis as of December 31, 2004 after giving effect to the offering of our common units and the related transactions, the net tangible book value of our assets would have been $(458.7) million, or $(28.51) per common unit, at an assumed initial public offering price of $20.00 per common unit. Purchasers of our common units in this offering will experience immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table. The pro forma tangible net book value per common unit after the offering is determined by dividing the 19,490,000 common units outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering	$(28.51)
Decrease in net tangible book value per common unit attributable to new investors	8.16

Less: Pro forma net tangible book value per common unit after the offering		(20.35)

Immediate dilution in net tangible book value per common unit to new investors		$40.35

The following table sets forth the number of common units that we will issue and the total consideration contributed to us by our current owners and their affiliates in respect of their common units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration		Average Price Paid Per Unit
	Number	Percent	Amount	Percent
Current owners	16,090,000	82.6%	$11,512,805	14.5%	$0.72
New investors	3,400,000	17.4%	68,000,000	85.5%	$20.00

Total	19,490,000	100.0%	$79,512,805	100.0%	$4.08

CASH DISTRIBUTION POLICY

We intend to pay to our unitholders, on a quarterly basis, distributions equal to the cash we receive from our Inergy distributions, less reserves for expenses and other uses of cash, including:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense related to any current and future indebtedness;

•	costs related to tax liabilities of our corporate subsidiaries;

•	expenditures, at our election, to maintain or increase our ownership interest in Inergy; and

•	reserves our general partner believes prudent to maintain for the proper conduct of our business or to provide for future distributions.

Based on the current cash distribution policy of Inergy, as well as our expected level of expenses and reserves that our general partner believes prudent to maintain, we expect that our initial quarterly distribution rate will be $0.225 per common unit. If Inergy is successful in implementing its business strategy and increasing distributions to its limited partners, we would generally expect to increase distributions to our unitholders, although the timing and amount of any such increased distributions will not necessarily be comparable to the increased Inergy distributions. On or about August 19, 2005, we expect to pay a prorated distribution for the portion of the quarter ending June 30, 2005 that we are public. However, we cannot assure you that any distributions will be declared or paid.

The determination of the amount of our cash distributions, including the quarterly distributions referred to above, if any, to be declared and paid will depend upon cash distributions we receive from Inergy, our financial condition, results of operations, cash flow, the level of our capital expenditures, future business prospects and any other matters that our general partner deems relevant. If Inergy cannot make incentive distributions to its general partner or limited partner distributions to us, then we will be unable to pay distributions on our common units.

Incentive Distribution Rights—Hypothetical Allocations of Distributions to Our Unitholders and Inergy’s Unitholders

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. If for any quarter:

•	Inergy has distributed available cash from operating surplus to Inergy common and Inergy subordinated unitholders in an amount equal to the minimum quarterly distribution, and

•	Inergy has distributed available cash from operating surplus on outstanding Inergy common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution, then, Inergy will distribute any additional available cash from operating surplus for that quarter among Inergy unitholders and Inergy non-managing general partner in the following manner:

•	First, approximately 98.6% to all Inergy unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner, until each Inergy unitholder receives a total of $0.33 per unit for that quarter (the “first target distribution”),

•	Second, approximately 85.6% to all Inergy unitholders, pro rata, approximately 1.4% to Inergy’s non-managing general partner and 13% to us until each Inergy unitholder receives a total of $0.375 per Inergy unit for that quarter (the “second target distribution”),

•	Third, approximately 75.6% to all Inergy unitholders, pro rata, approximately 1.4% to Inergy’s non-managing general partner and 23% to us until each Inergy unitholder receives a total of $0.45 per Inergy unit for that quarter (the “third target distribution”), and

•	Thereafter, approximately 50.6% to all Inergy unitholders, pro rata, approximately 1.4% to Inergy’s non-managing general partner and 48% to us.

In each case the amount of the target distribution set forth above is exclusive of any distributions to Inergy common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the Inergy common units.

The table set forth below illustrates the percentage allocations among the non-affiliated Inergy unitholders and Inergy Holdings, L.P. as a result of certain assumed quarterly distribution payments per limited partner unit made by Inergy, including the target distribution levels contained in Inergy’s partnership agreement. This information assumes:

•	Inergy has 32,878,297 total units outstanding, representing the number of Inergy units outstanding at January 31, 2005; and

•	our ownership of (i) 1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, comprising an 11.4% limited partner interest in Inergy, (ii) a 1.4% general partner interest and (iii) the incentive distribution rights.

We based the calculations on the assumption that the quarterly distribution amounts shown do not include any Inergy common unit arrearages. The percentage interests shown for the non-affiliated Inergy unitholders and Inergy Holdings, L.P. for the minimum quarterly distribution amount are also applicable to distribution amounts that are less than the minimum quarterly distribution. The amounts presented below are intended to be illustrative of the way in which we are entitled to an increasing share of distributions from Inergy as total distributions from Inergy increase and are not intended to represent a prediction of future performance.

Distribution Level	Inergy Quarterly Distribution Per Unit	Distributions to Non-Affiliated Inergy Unitholders as a Percentage of Total Distributions	Distributions to Inergy Holdings, L.P. as a Percentage of Total Distributions(1)
Minimum Quarterly Distribution	$0.300	87.2%	12.8%
First Target Distribution	$0.330	87.2%	12.8%
Second Target Distribution	$0.375	85.7%	14.3%
Third Target Distribution	$0.450	81.8%	18.2%
Other Hypothetical Distributions	$0.475	78.4%	21.6%
	$0.550	71.1%	28.9%
	$0.600	67.8%	32.2%

(1)	Includes distributions made with respect to our 1.4% general partner interest, our 11.4% interest in Inergy’s limited partnership interests and our incentive distribution rights.

Distributions of Cash Upon Liquidation

If our partnership dissolves in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of the liquidation to the payment of our creditors. We will distribute the remaining proceeds to our unitholders in accordance with our capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

CASH AVAILABLE FOR DISTRIBUTION

We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, distributions to our unitholders equal to the cash distributions we receive from Inergy less certain reserves for expenses and other uses of cash.

Based on Inergy’s distribution of $0.50 per unit declared on March 10, 2005, we estimate our pro forma available cash from operating surplus to be approximately $4.4 million and approximately $17.8 million for the three-month period ended March 31, 2005 and on an annualized basis, respectively. These amounts are sufficient to fully fund our expected initial quarterly distribution of $0.225 on all of our outstanding common units. Our pro forma available cash from operating surplus is derived from our aggregate ownership interests in Inergy, consisting of the following:

•	a 100% ownership interest in each of the managing general partner of Inergy, which manages Inergy’s business and affairs, and the non-managing general partner of Inergy, which owns an approximate 1.4% general partner interest in Inergy;

•	1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, representing an aggregate limited partner interest in Inergy of approximately 11.4%; and

•	all of the incentive distribution rights in Inergy, which entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter.

The computation of estimated cash available from operating surplus is reflected in Appendix B hereto. Estimated cash available from operating surplus includes general and administrative expenses, such as cost of accounting support services, filing annual and periodic reports with the SEC, investor relations, directors’ and officers’ insurance and registrar and transfer agent fees, of approximately $0.3 million per year that we expect to incur as a result of being a publicly traded partnership. In addition, estimated cash available for distribution reflects anticipated interest expense of approximately $0.7 million per year. The amount of distributions from Inergy we actually receive is subject to the risks described in the “Risk Factors” section of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected consolidated financial data for Inergy Holdings, LLC, in each case for the periods and as of the dates indicated. The selected historical statement of operations and cash flow data for the years ended September 30, 2002, 2003 and 2004 and the balance sheet data as of September 30, 2003 and 2004 are derived from our audited financial statements. The selected historical statement of operations and cash flow data for the years ended September 30, 2000 and 2001 and balance sheet data as of September 30, 2000, 2001 and 2002 as well as the statement of operations, balance sheet, and cash flow data as of and for the three months ended December 31, 2004, are derived from our unaudited financial statements. These financial statements do not include the pro forma impact of the Star Gas Propane Acquisition. The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, which we consider necessary for fair presentation of the financial position and results of operations for these periods.

We have no separate operating activities apart from those conducted by Inergy, and our cash flows consist of distributions from Inergy on the partnership interests we own. Accordingly, the selected historical consolidated financial data set forth in the following table primarily reflects the operating activities and results of operations of Inergy. Since we control the managing general partner of Inergy, we reflect our ownership interest in Inergy on a consolidated basis, which means that our financial results are combined with Inergy’s financial results and the results of our other subsidiaries. The interest owned by non-controlling partners in Inergy is reflected as a liability on our balance sheet and the non-controlling partner’s share of income for Inergy is reflected as an expense in our results of operations.

Our selected historical consolidated financial data for the fiscal years ended September 30, 2000, 2001, 2002, 2003 and 2004 and for the three months ended December 31, 2003 and 2004 includes the effect of the acquisitions Inergy made during these periods from the date of each acquisition, but not on a pro forma or full period basis.

We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes included in this prospectus. Operating results for the three months ended December 31, 2004 are not necessarily indicative of the results that may be expected for our entire fiscal year ending September 30, 2005. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Historical (a)
	Years Ended September 30,						Three Months Ended December 31,
	2000	2001	2002	2003	2004		2003	2004 (b)
	(in thousands except per unit data)						(unaudited)
Statement of Operations Data:
Revenues	$93,595	$223,139	$208,700	$363,365	$482,496		$132,581	$267,485
Cost of product sold	81,636	182,582	134,999	267,010	359,053		95,464	192,777

Gross profit	11,959	40,557	73,701	96,355	123,443		37,117	64,688
Expenses:
Operating and administrative (c)	8,990	23,501	45,315	59,424	81,388		20,300	34,836
Depreciation and amortization	2,286	6,532	11,444	13,843	21,089		4,718	8,849

Operating income	683	10,524	16,942	23,088	20,966		12,099	21,003
Other income (expense):
Interest expense	(2,740)	(6,670)	(8,366)	(9,947)	(7,917)		(2,896)	(3,752)
Interest expense related to write-off of deferred financing costs	—	—	(585)	—	(1,216	)(d)	—	(6,990	)(e)
Interest expense related to make whole premium charge	—	—	—	—	(17,949	)(d)	—	—
Interest income related to swap value received	—	—	—	—	949	(d)	—	—
Gain (loss) on sale of property, plant and equipment	—	37	151	(91)	(203)		45	173
Finance charges	176	290	115	339	704		115	236
Other	59	168	140	86	117		40	59

Income (loss) before gain on issuance of units in Inergy, income taxes and interest of non-controlling partners in Inergy’s net income	(1,822)	4,349	8,397	13,475	(4,549)		9,403	10,719
Gain in issuance of units in Inergy	—	19,848	9,550	5,241	10,431		—	15,092
Provision for income taxes	(7)	—	(1,132)	(869)	(1,176)		(189)	(1,434)
Interest of non-controlling partners in Inergy’s net income (loss)	72	1,298	(5,936)	(10,041)	4,827		(7,350)	(9,240)

Net income (loss)	$(1,757)	$25,495	$10,879	$7,806	$9,533		$1,864	$15,137

Unaudited pro forma net income (loss) per limited partner unit—Basic (f)	$(0.11)	$1.58	$0.79	$0.63	$0.72		$0.15	$1.03
Unaudited pro forma net income (loss) per limited partner unit—Diluted (f)	$(0.11)	$1.58	$0.68	$0.49	$0.57		$0.12	$0.92
Unaudited pro forma weighted average limited partner units outstanding—Basic (f)	16,090	16,090	13,789	12,373	13,150		12,373	14,672
Unaudited pro forma weighted average limited partner units outstanding—Diluted (f)	16,090	16,090	16,090	16,090	16,689		16,090	16,442

Balance Sheet Data (end of period):
Net property, plant and equipment	$33,436	$70,043	$124,550	$157,201	$215,253			$533,067
Total assets	68,924	157,256	296,146	373,370	$511,741			1,255,201
Total debt, including current portion	34,927	54,132	124,596	131,127	$153,253			598,647
Members’ equity (a)	(908)	20,059	24,928	30,654	18,067			16,649

Other Financial Data:
Net cash provided by (used in) operating activities	(222)	4,647	7,426	33,572	31,132		(4,796)	(10,234)
Net cash used in investing activities	(12,464)	(64,260)	(94,034)	(35,060)	(98,065)		(17,623)	(597,205)
Net cash provided by financing activities	13,907	62,014	85,211	5,038	63,287		24,434	626,271

(a)	We were formed as a Delaware limited liability company in November 1996. Concurrently with the closing of this initial public offering, Inergy Holdings, LLC will convert from a Delaware limited liability company to a Delaware limited partnership and change its name to Inergy Holdings, L.P.
(b)	The Star Gas Propane Acquisition closed effective for financial reporting purposes as if the transaction was consummated on December 1, 2004. Accordingly, the Inergy Holdings, LLC historical statement of operations for the three months ended December 31, 2004 includes one month of the Star Gas Propane, L.P. results of operations.
(c)	The historical financial statements include non-cash charges related to amortization of deferred compensation of $234,000 and $79,000 for the years ended September 30, 2000, and 2001, respectively.

(d)	Reflects amounts recognized in the quarter ended March 31, 2004, incurred in connection with the early repayment of $85.0 million of senior secured notes. Such amounts were related to the write-off of $1.2 million of deferred financing costs, a make whole premium charge of $17.9 million and $0.9 million gain from cancellation of the related interest rate swaps.
(e)	Reflects amounts recognized as expense in the quarter ended December 31, 2004, incurred in connection with the retirement of Inergy’s 364-day credit facility used to fund a portion of the Star Gas Propane Acquisition, and deferred financing costs written off with the retirement of Inergy’s previous credit facility.
(f)	The unaudited pro forma net income per limited partner unit is based on the weighted average number of partnership units outstanding for each period after giving effect to our conversion to a limited partnership and an adjustment for additional units to reflect our distributions to our existing owners which are in excess of our earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma combined financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the historical and pro forma financial statements included in this prospectus.

Overview

Our cash-generating assets consist of our partnership interests, including incentive distribution rights, in Inergy, L.P., a publicly traded Delaware limited partnership, which operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business. Our primary objective is to increase distributable cash flow to our unitholders through our ownership of partnership interests in Inergy. Our incentive distribution rights entitle us to receive an increasing percentage of total cash distributions made by Inergy as it reaches certain target distribution levels and have resulted in significantly increasing cash distributions to us.

Inergy’s primary objective is to increase distributable cash flow to its unitholders. Inergy has primarily grown through acquisitions of retail propane operations. Since the inception of Inergy’s predecessor in 1996, Inergy has acquired 45 propane businesses. Inergy further intends to pursue its growth objectives through, among other things, future acquisitions, maintaining a high percentage of retail sales to residential customers, operating in attractive markets and focusing its operations under established, locally recognized trade names.

Our aggregate partnership interests in Inergy consist of the following:

•	a 100% ownership interest in each of the managing general partner of Inergy, which manages Inergy’s business and affairs, and the non-managing general partner of Inergy, which owns an approximate 1.4% general partner interest in Inergy;

•	1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, representing an aggregate limited partner interest in Inergy of approximately 11.4%; and

•	all of the incentive distribution rights in Inergy which entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter.

The following table sets forth the distributions that we have received from Inergy since its initial public offering in July 2001 and reflects our partnership interests as of the dates indicated.

	Cash Distributions Received by Us
	Year Ended September 30,			Twelve Months Ended February 28, 2005
	2002	2003	2004
Inergy, L.P. distribution per unit	$1.1800	$1.4475	$1.6000	$1.7200

Distributions on common and subordinated units held by us	$4,306,465	$5,337,185	$5,819,204	$6,298,532
Distributions from ownership interest in the general partner	323,937	504,327	747,432	857,487
Distributions from incentive distribution rights	17,699	336,218	1,299,544	3,101,315

Total	$4,648,101	$6,177,730	$7,866,180	$10,257,335

Since we control the managing general partner of Inergy, we reflect our ownership interest in Inergy on a consolidated basis, which means that our financial results are combined with Inergy’s financial results and the results of our other subsidiaries. The limited partner interests in Inergy not owned by affiliates of the managing general partner are reflected as an expense in our results of operations. We have no separate operating activities apart from those conducted by Inergy, and our cash flows consist of distributions from Inergy on the partnership interests we own. Our consolidated results of operations principally reflect the results of operations of Inergy, and also include our gains on the issuance of Inergy common units, provision for income taxes and interest of non-controlling partners in Inergy’s net income. Accordingly, the discussion of our financial position and results of operations in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects the operating activities and results of operations of Inergy. The historical results of our operations do not reflect the incremental expenses we expect to incur as a result of being a public entity.

Inergy’s retail distribution business is largely seasonal due to propane’s primary use as a heating source in residential and commercial buildings. As a result, cash flows from operations are highest from November through April when customers pay for propane purchased during the six-month peak heating season of October through March. Inergy generally experiences net losses in the six-month, off season of April through September.

Because a substantial portion of Inergy’s propane is used in the weather-sensitive residential markets, the temperatures realized in Inergy’s areas of operations, particularly during the six-month peak heating season, have a significant effect on its financial performance. In any given area, warmer-than-normal temperatures will tend to result in reduced propane use, while sustained colder-than-normal temperatures will tend to result in greater propane use. Therefore, Inergy uses information on normal temperatures in understanding how historical results of operations are affected by temperatures that are colder or warmer than normal and in preparing forecasts of future operations, which are based on the assumption that normal weather will prevail in each of Inergy’s regions. “Heating degree days” are a general indicator of weather impacting propane usage and are calculated for any given period by adding the difference between 65 degrees and the average temperature of each day in the period (if less than 65 degrees).

In determining actual and normal weather for a given period of time, Inergy compares the actual number of heating degree days for such period to the average number of heating degree days for a longer, historical time period assumed to more accurately reflect the average normal weather, in each case as such information is published by the National Oceanic and Atmospheric Administration, for each measuring point in each of its regions. When Inergy discusses “normal” weather in its results of operations presented below, Inergy is referring to a 30-year average consisting of the years 1974 through 2003. Inergy then calculates weighted averages, based on retail volumes attributable to each measuring point, of actual and normal heating degree days within each region. Based on this information, Inergy calculates a ratio of actual heating degree days to normal heating degree days, first on a regional basis and then on a partnership-wide basis.

The propane business is a “margin-based” business where the level of profitability is largely dependent on the difference between sales prices and product cost. The unit cost of propane is subject to volatile changes as a result of product supply or other market conditions. Propane unit cost changes can occur rapidly over a short period of time and can impact margins as sales prices may not change as rapidly. There is no assurance that Inergy will be able to fully pass on product cost increases, particularly when product costs increase rapidly. Inergy has generally been successful in passing on higher propane costs to Inergy’s customers and has historically maintained or increased its gross margin per gallon in periods of rising costs. In periods of increasing costs, Inergy has experienced a decline in its gross profit as a percentage of revenues. In periods of decreasing costs, Inergy has experienced an increase in its gross profit as a percentage of revenues. Propane is a by-product of crude oil refining and natural gas processing and, therefore, its cost tends to correlate with the price fluctuations of these underlying commodities. The price of crude oil and natural gas have maintained historically high costs in 2003 and 2004, and propane has also been at historically high costs. As such, our selling prices have been at higher levels in order to attempt to maintain our historical gross margin per gallon. We expect the historical high cost of crude oil and natural gas to remain so for the foreseeable future and accordingly expect both our propane costs and our selling prices to remain at higher levels. Retail sales generate significantly higher margins than wholesale sales, and sales to residential customers generally generate higher margins than sales to Inergy’s other retail customers.

Inergy purchased Star Gas Propane, L.P. from Star Gas Partners, L.P. in December 2004. Star Gas Partners, L.P. is a named defendant in multiple federal securities class action lawsuits alleging that public disclosures made by it contained materially misleading information or omits to state material information. Star Gas Propane is also a named defendant in one of these lawsuits and it is possible that Star Gas Propane and its subsidiaries could be named as a defendant in additional lawsuits relating to the allegations described above. Star Gas Propane remained a defendant in this lawsuit after the closing of the Star Gas Propane Acquisition. Under Inergy’s purchase agreement entered into in connection with the Star Gas Propane Acquisition, Star Gas Partners, L.P. agreed to indemnify Inergy for damages relating to the securities disclosure claims described above without limitation as to the ultimate amount of such indemnity. Star Gas Partners, L.P. has also agreed to generally indemnify Inergy against other liabilities up to a maximum aggregate amount of approximately $107 million, subject to certain of Inergy’s claims being brought within specific time periods.

We have outstanding indebtedness that carries variable interest rates which are subject to change with changes in the interest rate markets. In a period of rising interest rates, our interest expense could increase making it more difficult to meet our other obligations including the payment of distributions to our unitholders and the unitholders of Inergy. Interest rates have been in a rising state since approximately June 2004 and it is currently expected that rates will continue to increase.

Inergy believes its wholesale supply, marketing and distribution business complements its retail distribution business. Through Inergy’s wholesale operations, it distributes propane and also offers price risk management services to propane retailers, resellers and other related businesses as well as energy marketers and dealers, through a variety of financial and other instruments, including:

•	forward contracts involving the physical delivery of propane;

•	swap agreements which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for propane; and

•	options, futures contracts on the New York Mercantile Exchange and other contractual arrangements.

Inergy engages in derivative transactions to reduce the effect of price volatility on its product costs and to help ensure the availability of propane during periods of short supply. Inergy attempts to balance its contractual portfolio by purchasing volumes only when it has a matching purchase commitment from its wholesale customers. However, Inergy may experience net unbalanced positions from time to time.

Results of Operations

The results of operations discussed below principally reflect the activities of Inergy on and after July 31, 2001, the closing date of its initial public offering, and of its predecessor, Inergy Partners, LLC prior to July 31, 2001. Because our financial statements represent combined consolidated results of Inergy, our financial statements are substantially similar to Inergy’s. The primary differences in our financial statements include the following adjustments to the income statement:

•	Our recognition of gain on issuance of units in Inergy. In accordance with Staff Accounting Bulletin No. 51, we recognize an increase in the value of our investment in Inergy when Inergy issues additional common units to third parties at a unit price that exceeds the current carrying value of our investment in Inergy common units. This gain is recognized as income in the period in which the sale to third parties occurs. Historically, Inergy has grown through acquisitions funded in part through the issuance of equity. Because we expect Inergy’s acquisition and related financing activity to continue for the foreseeable future, it is likely that we will continue to recognize gains as a result of future equity issuances by Inergy.

•	Provision for Income Taxes. Our provision for income taxes is primarily related to cash flows received by certain of our wholly owned corporate subsidiaries.

•	Interest of non-controlling partners in Inergy’s net income (loss). We adjust our net income by excluding the cash flows distributed on Inergy limited partner units that are not directly or indirectly owned by us. At the time of completion of the offering, we will own an 11.4% limited partner interest in Inergy and the non-affiliated unitholders will own a 87.6% limited partner interest in Inergy.

Since the inception of Inergy’s predecessor in November 1996 through December 31, 2004, Inergy has acquired 45 companies for an aggregate purchase price of approximately $991 million, including working capital, assumed liabilities and acquisition costs. In the first quarter of fiscal 2005, Inergy completed certain acquisitions, including the Star Gas Propane Acquisition. We expect that these acquisitions will have a material impact on our results of operations in the future. As an example, Star Gas Propane, L.P. sold 168.6 million retail gallons of propane, generating total revenues of $348.8 million in fiscal 2004.

For the fiscal year ended September 30, 2004, pro forma for its acquisition of Star Gas Propane L.P., Inergy sold approximately 309 million gallons of propane to retail customers and delivered approximately 385 million gallons of propane to wholesale customers. Inergy’s retail business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. In addition to Inergy’s retail business, it operates a wholesale supply, marketing and distribution business, providing propane procurement, transportation, supply and price risk management services to its customer service centers, as well as to independent dealers, multi-state marketers, petrochemical companies, refinery and gas processors and a number of other NGL marketing and distribution companies.

Three Months Ended December 31, 2004 Compared to Three Months Ended December 31, 2003

Volume.    During the three months ended December 31, 2004, Inergy sold 73.3 million retail gallons of propane, an increase of 30.8 million gallons, or 72%, from the 42.5 million retail gallons sold during the same three-month period in 2003. The increase in retail sales volume was principally due to the acquisition of Star Gas Propane, L.P. and ten other retail propane companies after December 31, 2003. Acquisition-related volume accounted for approximately 34.6 million gallons of the increase, offset by approximately 3.8 million lesser gallon sales due to higher selling prices as a result of an approximate 42% higher propane cost of $0.95 per gallon on average for the three months ended December 31, 2004 compared to $0.67 during the same three-month period in 2003.

Wholesale gallons delivered increased 14.9 million gallons, or 14%, to 125.2 million gallons in the three months ended December 31, 2004 from 110.3 million gallons in the same three-month period in 2003. Approximately 9.5 million gallons of this increase was attributable to increased sales volumes to our existing customer base in addition to an increase of approximately 5.4 million gallons as as result of the acquisitions of Star Gas Propane, L.P. and two other retail propane companies where wholesale operations volumes existed and were otherwise acquired.

Revenues.    Revenues in the three months ended December 31, 2004 were $257.5 million, an increase of $124.9 million, or 94%, from $132.6 million of revenues during the same period in 2003.

Revenues from retail sales were $140.4 million in the three months ended December 31, 2004 (after elimination of sales to our wholesale operations), an increase of $78.1 million, or 125%, from $62.3 million during the same three-month period in 2003. Approximately $56.7 million of this increase is the result of acquisition-related volume increase and $12.8 million is attributable to higher selling prices of propane due to the higher cost of propane in 2004, partially offset by approximately $6.7 million from lesser volume sales at existing locations as discussed above. In addition to retail propane sales, these revenues consist of transportation revenues, other gas liquid sales, tank rentals, appliance sales and service income which accounted for an increase of approximately $15.2 million as a result of acquisitions.

Revenues from wholesale sales were $117.1 million (after elimination of sales to our retail operations) in the three months ended December 31, 2004, an increase of $46.8 million or 67%, from $70.3 million during the same three-month period in 2003. Approximately $28.2 million of this increase was attributable to the higher per gallon selling price of propane due to its higher cost, approximately $13.2 million of the increase due to the volume increase generated from our existing customer base in our wholesale propane operations with the balance of approximately $5.4 million resulting from the volume increases associated with acquisitions.

Cost of Product Sold.    Retail cost of product sold in the three months ended December 31, 2004 was $81.0 million, an increase of $50.5 million or 166%, from retail cost of product sold of $30.5 million during the same three-month period in 2003. Approximately $11.9 million of this increase was attributable to the increase in the average cost of propane and a net additional increase of $29.2 million the result of retail propane acquisition-related volume increases described above, partially offset by lesser volume sales at our existing locations. Other retail cost of product sold increased approximately $9.4 million as a result of acquisitions. Wholesale cost of product sold in the three months ended December 31, 2004 was $111.8 million, an increase of $46.8 million or 72%, from wholesale cost of product sold of $65.0 million during the same period in 2003. Approximately $29.2 million of this increase was related to the increased average cost of propane in the three months ended December 31, 2004 with the balance of the increase of $17.6 million attributable to the increased volumes experienced in our wholesale propane areas of operations described above. Our cost of product sold consists of tangible products sold including all propane and other natural gas liquids sold and all propane-related appliances sold. Other costs incurred in conjunction with the distribution of these products are included in operating and administrative expenses and consist primarily of wages to delivery personnel and delivery vehicle costs consisting of fuel costs, repair and maintenance and lease expense. These costs approximated $8.1 million and $4.7 million in the three months ended December 31, 2004 and 2003, respectively. In addition, the depreciation expense associated with the delivery vehicles is reported within depreciation and amortization expense and amounted to $1.4 million and $1.0 million in the three months ended December 31, 2004 and 2003, respectively. Since we include these costs in our operating and administrative expenses rather than in cost of product sold, our results may not be comparable to other entities in our lines of business if they include these costs in cost of product sold.

Gross Profit.    Retail gross profit was $59.4 million in the three months ended December 31, 2004 compared to $31.8 million during the same three-month period in 2003, an increase of $27.6 million, or 87%. This increase was primarily attributable to the increase in retail gallons sold primarily as a result of acquisitions which accounted for approximately $23.5 million of the increase as well as an increase in margin per gallon, due to higher selling prices, which amounted to an increase of approximately $0.7 million. The remaining increase of $3.4 million is a result of an increase of approximately $5.7 million from other retail product sales partially offset by approximately $2.3 million from the lesser retail propane volume sales as discussed above. Wholesale gross profit was $5.3 million (after elimination of gross profit attributable to our retail operations) in both the three months ended December 31, 2004 and 2003.

Operating and Administrative Expenses.    Operating and administrative expenses increased $14.5 million, or 71%, to $34.8 million in the three months ended December 31, 2004 as compared to $20.3 million in the same three-month period in 2003. The increase in our operating and administrative expenses was attributable to increases in personnel expenses of $8.6 million, general operating expenses of $4.0 million including insurance, professional services and facility costs, and increased vehicle costs of $1.9 million resulting primarily from acquisitions.

Depreciation and Amortization.    Depreciation and amortization increased $4.1 million, or 87%, to $8.8 million in the three months ended December 31, 2004 from $4.7 million in the same three-month period in 2003 as a result of retail propane acquisitions.

Interest Expense.    Interest expense increased $0.9 million, or 30%, to $3.8 million in the three months ended December 31, 2004 as compared to $2.9 million in the same three-month period in 2003. Interest expense increased primarily due to an increase in the average debt outstanding including the additional financing related to the acquisition of Star Gas Propane, L.P. and higher average interest rates.

Write-off of Deferred Financing Costs.    A charge of $7.0 million was recorded in the three-month period ended December 31, 2004 as a result of the write-off of the deferred financing costs associated with the repayment of the previously existing credit agreement and the 364-day facility.

Gain on issuance of units in Inergy.    As a result of issuances of additional Inergy common units at a price per unit greater than our equivalent carrying value, our share of the net assets of Inergy increases. Inergy issued additional common units in two separate transactions in the period ended December 31, 2004 in connection with the Star Gas Propane Acquisition. On December 17, 2004 Inergy issued 3,568,139 common units to unrelated third parties resulting in net proceeds to Inergy of $91 million and on December 22, 2004 Inergy issued 4,400,000 common units in a public offering resulting in net proceeds of $121.3 million. These issuances resulted in a gain of $15.1 million for the three months ended December 31, 2004.

Provision for Income Taxes.    The provision for income taxes is primarily related to certain of our corporate subsidiaries. The provision for income taxes increased to $1.4 million in the period ended December 31, 2004 from $0.2 million in the same three month period in 2003. The provision for income taxes of $1.4 million in the three months ended December 31, 2004 is composed of $0.5 million of current income tax and $0.9 million of deferred income taxes. The 2003 provision for income taxes of $0.2 million is composed of $0.3 million of current income tax expense partially offset by $0.2 million of deferred income tax benefit.

Interest of non-controlling partners in Inergy’s net income (loss).    We recorded an expense of $9.2 million in the three month period ended December 31, 2004 as compared to $7.4 million in the same three month period of 2003 associated with the interests of non-controlling partners in Inergy. The increase of $1.8 million in expense is primarily the result of increased net income reported by Inergy of $11.0 million in the three month period ended December 31, 2004 as compared $9.4 million in the same three month period in 2003.

Net Income.    Net income for the three months ended December 31, 2004 was $15.1 million compared to net income of $1.9 million in the same three-month period in 2003. The increase in net income was primarily attributable to the increased gain on issuance of units in Inergy of $15.1 million partially offset by higher expenses reported for the interest in non-controlling partners in Inergy’s net income and the provision for income taxes.

Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003

Volume.    During fiscal 2004, Inergy sold 140.7 million retail gallons of propane, an increase of 21.0 million gallons, or 18%, from the 119.7 million retail gallons sold in fiscal 2003. The increase in retail sales volume was principally due to the acquisition of 16 retail propane companies in fiscal 2004 in addition to the acquisition of four retail propane companies and five locations of a large regional distributor in the fourth fiscal quarter of 2003. Acquisition-related volume accounted for approximately 35.2 million gallons of the increase, partially offset by approximately 14.2 million lesser gallon sales due to a combination of warmer weather and deferral of purchases by Inergy’s customers due to an approximate 14% higher propane cost in our retail operations of $0.75 per gallon on average in 2004 compared to $0.66 in 2003. The weather was approximately 12% warmer in fiscal 2004 as compared to fiscal 2003 in Inergy’s retail areas of operations, and approximately 6% warmer than normal.

Wholesale gallons delivered increased 83.6 million gallons, or 29%, to 368.3 million gallons in fiscal 2004 from 284.7 million gallons in fiscal 2003. This increase was primarily attributable to increased sales volumes and to a lesser extent wholesale sales volumes through Inergy’s NGL business, offset by the warmer weather in 2004 in Inergy’s wholesale areas of operations.

Revenues.    Revenues in fiscal 2004 were $482.5 million, an increase of $119.1 million, or 33%, from $363.4 million of revenues in fiscal 2003.

Revenues from retail sales were $218.1 million in fiscal 2004 (after elimination of sales to Inergy’s wholesale operations), an increase of $45.0 million, or 26%, from $173.1 million in fiscal 2003. Retail propane revenues accounted for approximately $43.0 million of this increase with approximately $49.3 million of this increase the result of the acquisition-related volume increase together with an increase of approximately $13.6 million due to higher selling prices of propane due to the higher cost of propane in 2004. This increase was partially offset by lower sales volumes as a result of the warmer weather in fiscal 2004 as compared to fiscal 2003, resulting in approximately $19.9 million decrease in revenues. In addition to retail propane sales, these revenues consist of transportation revenues, tank rentals, appliance sales and service income with these revenues increasing by approximately $2.0 million due to acquisitions.

Revenues from wholesale sales were $264.4 million (after elimination of sales to Inergy’s retail operations) in fiscal 2004, an increase of $74.1 million or 39%, from $190.3 million in fiscal 2003. Approximately $38.2 million of this increase was attributable to the acquisition of our NGL business with the volume increase generated in our wholesale propane operations accounting for an increase of approximately $44.6 million. These increases were partially offset by a lower per gallon selling price of propane in our wholesale division resulting in a reduction of revenues of approximately $8.7 million. The lower selling price in our wholesale division in 2004 compared to 2003 is the result of the lower cost of propane in our wholesale division in addition to competitive pressure in certain markets.

Cost of Product Sold.    Retail cost of product sold in fiscal 2004 was $112.1 million, an increase of $25.1 million or 29%, from retail cost of product sold of $87.0 million in fiscal 2003. Approximately $10.4 million of this increase was attributable to the increase in the average cost of propane in our retail division as described above and a net additional increase of approximately $15.7 million the result of retail propane acquisition-related volume described above in excess of the lesser volumes from existing locations. This increase was partially offset by an approximate $1.0 million decrease in other retail cost of product sales. Wholesale cost of product sold in fiscal 2004 was $246.9 million, an increase of $66.9 million or 37%, from wholesale cost of product sold of $180.0 million in 2003. Approximately $25.8 million of this increase was related to the cost generated by Inergy’s NGL business in California in fiscal 2004 in addition to an increase of approximately $44.0 million as a result of the increased volumes experienced in Inergy’s wholesale propane areas of operations. These increases were partially offset by the average lower cost of product in our wholesale division resulting in an approximate $2.9 million decrease. Our cost of product sold consists of tangible products sold including all propane and other natural gas liquids sold and all propane-related appliances sold. Other costs incurred in conjunction with the distribution of these products are included in operating and administrative expenses and consist primarily of wages to delivery personnel and delivery vehicle costs consisting of fuel costs, repair and maintenance and lease expense. These costs approximated $23.5 million and $17.2 million in 2004 and 2003, respectively. In addition, the depreciation expense associated with the delivery vehicles is reported within depreciation and amortization expense and amounted to $4.7 million and $3.6 million in 2004 and 2003, respectively. Since we include these costs in our operating and administrative expenses rather than in cost of product sold, our results may not be comparable to other entities in our lines of business if they include these costs in cost of product sold.

Gross Profit.    Retail gross profit was $106.0 million in fiscal 2004 compared to $86.1 million in fiscal 2003, an increase of $19.9 million, or 23%. This increase was primarily attributable to the increase in retail gallons sold primarily as a result of acquisitions which accounted for approximately $16.0 million of the increase as well as an increase in margin per gallon which amounted to an increase of approximately $3.2 million. These increases were partially offset by approximately $2.3 million lesser retail propane gross profit at our existing locations due to the warmer weather in fiscal 2004 and the deferral of purchases by Inergy’s customers due to the higher cost of propane in 2004 as compared to 2003. The increase in margin per gallon is primarily the result of our ability to increase our selling prices in certain markets in excess of our increased cost of propane. Other retail gross profit increased by approximately $3.0 million as a result of acquisitions. Wholesale gross profit was $17.5 million (after elimination of gross profit attributable to Inergy’s retail operations) in fiscal 2004 compared to $10.3 million in fiscal 2003, an increase of $7.2 million or 70%. Approximately $11.7 million of this increase is due to the gross profit generated by Inergy’s NGL business in fiscal 2004 and approximately $1.3 million is a result of increased wholesale volumes from Inergy’s existing business. These increases were partially offset by lesser margin per gallon from Inergy’s existing business resulting in lesser gross profit of approximately $5.8 million. The decrease in the wholesale margin per gallon is attributable to the volatile propane costs resulting in our inability to sell the product at an appropriate price to maintain our historical margin per gallon.

Operating and Administrative Expenses.    Operating and administrative expenses increased $22.0 million, or 37%, to $81.4 million in fiscal 2004 as compared to $59.4 million in fiscal 2003. The increase in Inergy’s operating and administrative expenses were primarily attributable to increases in personnel expenses of $13.4 million, general operating expenses of $5.9 million including insurance, professional services and facility costs, and increased vehicle costs of $2.7 million resulting primarily from acquisitions.

Depreciation and Amortization.    Depreciation and amortization increased $7.3 million, or 52%, to $21.1 million in fiscal 2004 from $13.8 million in fiscal 2003 as a result of retail propane acquisitions as well as the acquisition of Inergy’s NGL business in California in October of 2003.

Interest Expense.    Interest expense decreased $2.0 million, or 20%, to $7.9 million in fiscal 2004 as compared to $9.9 million in fiscal 2003. Interest expense decreased primarily due to an approximate 2.15% lower average interest rate in 2004 compared to 2003, partially offset by an approximate $5.3 million increase in the average debt outstanding in 2004 compared to 2003 including the January 2004 early retirement of the $85.0 million senior secured notes. The average debt outstanding in 2004 was greater than that outstanding on average compared to 2003 as a result borrowings for acquisitions exceeding the utilization of net proceeds from Inergy’s common unit offerings for debt repayment.

Interest Expense and Income related to Make-Whole Premium Charge, Write-off of Deferred Financing Costs, and Swap Value Received.    In January 2004, Inergy repaid in full its $85.0 million senior secured notes before their scheduled maturity dates. As such, Inergy was required to pay an additional amount of approximately $17.9 million as a make-whole payment which was recorded as a charge to earnings in the quarter ended March 31, 2004. Inergy used proceeds from its January 2004 common unit offering and borrowings from its bank credit facility for this repayment. In addition, Inergy also recorded a charge to earnings of approximately $1.2 million to write off deferred financing costs associated with the senior secured notes. Partially offsetting these charges was a $0.9 million gain from the cancellation of interest rate swap agreements also associated with the senior secured notes.

Gain on issuance of units in Inergy.    As a result of any Inergy issuances of additional Inergy common units at a price per unit greater than our equivalent carrying value, our share of the net assets of Inergy increases. Inergy issued additional common units in two transactions in 2004 and issued additional common units and senior subordinated units in two transactions in 2003. These issuances resulted in gains of $10.4 million in 2004 and $5.2 million in 2003.

Provision for Income Taxes.    Our provision for income taxes is primarily related to certain of our corporate subsidiaries. The 2004 provision for income taxes of $1.2 million is composed of $1.8 million of current income tax partially offset by a $0.6 million deferred income tax benefit. The 2003 provision for income taxes of $0.9 million is composed of $0.5 million of current income tax expense and $0.4 million of deferred income tax expense.

Interest of non-controlling partners in Inergy’s net income (loss).    We recorded a gain of $4.8 million in 2004 and an expense of $10.0 million in 2003 associated with the interests of non-controlling partners in Inergy. The 2004 gain is recognized by us since Inergy incurred a net loss of $5.8 million in 2004 with the 2003 expense recognized as a result of Inergy’s net income of $12.9 million in 2003.

Net Income (loss).    Net Income in 2004 was $9.5 million compared to net income of $7.8 million in fiscal 2003. The increase in net income was primarily the result of an increase of $14.8 million in the interests in non-controlling partners in Inergy’s net income (loss) to $4.8 million in fiscal 2004 from $($10.0) million in fiscal 2003, as a result of Inergy reporting a net loss in 2004 versus net income in 2003 driven primarily by the increased interest expense resulting from the makewhole premium charge discussed above. This was partially offset by an increase in the gain on issuance of units in Inergy of $5.2 million to $10.4 million in fiscal 2004 from $5.2 million in fiscal 2003.

Fiscal Year Ended September 30, 2003 Compared to Fiscal Year Ended September 30, 2002

Volume.    During fiscal 2003, Inergy sold 119.7 million retail gallons of propane, an increase of 31.2 million gallons, or 35%, from the 88.5 million retail gallons sold in fiscal 2002. The increase in retail sales volume was principally due to the November 2001 acquisition of Pro Gas, the December 2001 acquisition of Independent Propane Company, the October 2002 acquisition of Hancock Gas, and the July 2003 acquisition of United Propane which acquisitions resulted in increased sales volume of approximately 20.1 million gallons in 2003 over 2002. In addition, the weather was approximately 18% colder in fiscal 2003 as compared to fiscal 2002 in Inergy’s retail areas of operations, and approximately 6% colder than normal with this colder weather accounting for the balance of the increase in retail propane sales volume.

Wholesale gallons delivered increased 27.8 million gallons, or 11%, to 284.7 million gallons in fiscal 2003 from 256.9 million gallons in fiscal 2002. This increase was primarily attributable to growth of Inergy’s existing wholesale operations and partially due to the colder weather in 2003 in Inergy’s wholesale areas of operations.

Revenues.    Revenues in fiscal 2003 were $363.4 million, an increase of $154.7 million, or 74%, from $208.7 million of revenues in fiscal 2002.

Revenues from retail sales were $173.1 million in fiscal 2003 (after elimination of sales to Inergy’s wholesale operations), an increase of $61.4 million, or 55%, from $111.7 million in fiscal 2002. These revenues consist of retail propane sales, transportation revenues, tank rentals, heating oil sales, appliance sales and service. Retail propane revenues represented approximately $58.2 million of the increase with approximately $24.4 million of this increase attributable to acquisition-related volume, approximately $18.3 million of the increase the result of higher selling prices of propane due to the higher cost of propane and the remaining $15.5 million increase a result of volume increases at Inergy’s existing locations primarily as a result of colder weather in fiscal 2003. The remaining $3.2 million increase in retail revenues is due to increases in other retail revenues as a result of acquisitions.

Revenues from wholesale sales were $190.3 million (after elimination of sales to Inergy’s retail operations) in fiscal 2003, an increase of $ 93.3 million or 96%, from $97.0 million in fiscal 2002. Approximately $74.7 million of this increase was the result of an increase in selling prices due to the higher cost of propane in 2003 over 2002 with the balance of the increase of approximately $18.6 million primarily attributable to colder weather in 2003, thus higher wholesale volumes.

Cost of Product Sold.    Retail cost of product sold in fiscal 2003 was $87.0 million, an increase of $43.9 million, or 103%, from retail cost of product sold of $43.1 million in fiscal 2002. Approximately $20.6 million of this increase was the result of higher retail propane volume sales and $20.7 million of the increase attributable to the higher average cost of propane. The $2.6 million balance of the increase in retail cost of produce sold is due to increases in other retail product sales as a result of acquisitions. Wholesale cost of product sold in fiscal 2003 was $180.0 million, and increase of $88.1 million or, 96%, from wholesale cost of product sold of $91.9 million in 2002. Approximately $70.5 million of this increase was attributable to an increase in the average per gallon cost of propane, with the balance of the increase, $17.6 million, the result of the increased sales volume. Our cost of product sold consists of tangible products sold including all propane and other natural gas liquids sold and all propane-related appliances sold. Other costs incurred in conjunction with the distribution of these products are included in operating and administrative expenses and consist primarily of wages to delivery personnel and delivery vehicle costs consisting of fuel costs, repair and maintenance and lease expense. These costs approximated $17.2 million and $12.1 million in 2003 and 2002, respectively. In addition the depreciation expense associated with the delivery vehicles is reported within depreciation and amortization expense and amounted to $3.6 million and $2.9 million in 2003 and 2002, respectively. Since we include these costs in our operating and administrative expenses rather than in cost of product sold, our results may not be comparable to other entities in our lines of business if they include these costs in cost of product sold.

Gross Profit.    Retail gross profit was $87.0 million in fiscal 2003 compared to $69.4 million in fiscal 2002, an increase of $17.6 million, or 25%. This increase was primarily attributable to an increase in retail gallons sold due to acquisitions resulting in an increase of approximately $12.2 million and an additional $7.2 million increase the result of the increased volume from existing locations due to the colder weather, offset by approximately $2.4 million due to lower margins per gallon. The approximate 4% lower retail margin per gallon was attributable to rapidly escalating propane prices during the winter period resulting in our being unable to fully pass along to our retail customers the higher costs. Other retail gross profits increased by approximately $0.6 million due to acquisitions. Wholesale gross profit was $10.3 million (after elimination of gross profit attributable to Inergy’s retail operations) in fiscal 2003 compared to $5.1 million in fiscal 2002, an increase of $5.2 million, or 102%. Approximately $1.0 million of this increase was attributable to an increase in wholesale volume primarily due to the colder weather with the remaining increase of approximately $4.2 million the result of our wholesale division’s ability to capture higher selling prices despite the higher cost environment in 2003 compared to 2002.

Operating and Administrative Expenses.    Operating and administrative expense increased $14.1 million, or 31%, to $59.4 million in fiscal 2003 as compared to $45.3 million in fiscal 2002. This increase resulted primarily from acquisitions, including increases of approximately $7.9 million in personnel costs and approximately $1.3 million a results of higher-transportation costs together with various facility and other cost increases associated with Inergy’s growth.

Depreciation and Amortization.    Depreciation and amortization increased $2.4 million, or 21%, to $13.8 million in fiscal 2003 from $11.4 million in fiscal 2002 primarily as a result of retail acquisitions.

Interest Expense.    Interest expense increased $1.5 million, or 19%, to $9.9 million in fiscal 2003 as compared to $8.4 million, including interest expense related to write-off of deferred financing costs of $0.6 million, in fiscal 2002. This increase is the result of the higher interest rates associated with Inergy’s senior secured notes issued in June 2002 and higher average borrowings outstanding during fiscal 2003 as compared to fiscal 2002 principally related to acquisition financing.

Gain on issuance of units in Inergy.    As a result of any Inergy issuances of additional Inergy common units at a price per unit greater than our equivalent carrying value, our share of the net assets of Inergy increase. Inergy issued additional common and senior subordinated units in two transactions in 2003 and issued additional common units in two transactions in 2002. These issuances resulted in gains of $5.2 million in 2003 and $9.6 million in 2002.

Provision for Income Taxes.    Our provision for income taxes is primarily related to certain of our corporate subsidiaries. The 2003 provision for income taxes of $0.9 million is composed of $0.5 million of current income tax expense and $0.4 million of deferred income tax expense. The 2002 provision for income taxes of $1.1 million is composed of $0.1 million of current income tax expense and $1.0 million of deferred income tax expense.

Interest of non-controlling partners in Inergy’s net income (loss).    We recorded an expense of $10.0 million in 2003 and an expense of $5.9 million in 2002 associated with the interests of non-controlling partners in Inergy.

Net Income.    Net income decreased $3.1 million, or 28%, to $7.8 million in fiscal 2003 from $10.9 million in fiscal 2002. This increase in net income was attributable to the increase in retail and wholesale gross profit, partially offset by increases in operating expenses, depreciation and amortization, and interest expense, all primarily the result of acquisitions.

Liquidity and Sources of Capital

Historically, we have relied on distributions from Inergy and on borrowings under our existing credit agreement to fund any cash requirements for our operations. We are, and have been for all periods for which our financial information is included in this prospectus, in compliance with all material financial covenants.

Three Months Ended December 31, 2004

In December 2004, Inergy issued 3,568,139 of its common units to unrelated third parties resulting in proceeds of $91.0 million net of offering expenses. These proceeds were obtained to partially fund the acquisition of Star Gas Propane, L.P.

Also in December 2004, Inergy issued 4,400,000 of its common units in a public offering, resulting in proceeds of $121.3 million, net of underwriter’s discount, commission, and offering expenses. These funds were used to repay borrowings under Inergy’s credit agreement.

Cash flows used in operating activities of $10.2 million in the three months ended December 31, 2004 consisted of cash provided by: net income of $15.1 million; net non-cash charges of $26.4 million relating to the interest of non-controlling partners in Inergy’s net income of $9.2 million, depreciation and amortization of $8.8 million, $7.0 million in write-offs of deferred financing costs related to the repayment of Inergy’s previously existing credit agreement and the 364-day credit facility, $1.0 million in deferred income taxes, and $0.4 million of other non-cash charges; and a decrease in cash flows of $51.8 million relating to the gain on issuance of common units in Inergy of $15.1 million and $36.7 million relating to changes in operating assets and liabilities, including net liabilities from price risk management activities. The cash used in the changes in operating assets and liabilities is primarily due to an increase in accounts receivable due to acquisition-related revenue growth, the seasonal nature of the business and increased wholesale volumes, an increase in net liabilities from price risk management activities, and an increase in customer deposits as a result of acquisition related activity offset by an increase in accounts payable due to propane purchases.

Cash flows used in operating activities of $4.8 million in the three months ended December 31, 2003 consisted of: net income of $1.9 million; net non-cash charges of $12.5 million, principally related to the interest of non-controlling partners in Inergy’s net income of $7.4 million and depreciation and amortization of $5.2 million; and a decrease in cash flows of $19.1 million associated with the changes in operating assets and liabilities, including net liabilities from price risk management activities. The cash used in the changes in operating assets and liabilities is primarily due to an increase of $40.8 million in accounts receivable and a $6.1 million increase in propane inventory, partially offset by an increase of $28.7 in accounts payable. These changes were attributable to the seasonal nature of our business and our retail and wholesale growth through acquisitions.

Cash used in investing activities was $597.0 million in the three months ended December 31, 2004 as compared to $17.6 million in the three months ended December 31, 2003. The three months ended December 31, 2004 investing activities included a use of cash of $569.9 million, net of cash acquired, for the acquisition of three retail propane companies, including Star Gas Propane, L.P. The three months ended December 31, 2003 investing activities included a use of cash of $14.9 million, net of cash acquired, for the acquisition of five retail propane companies and EOTT, Inergy, L.P.’s West Coast NGL business. Additionally, in the three months ended December 31, 2004 and 2003, we expended $6.0 million and $3.4 million, respectively for additions of property, plant and equipment to accommodate our growing operations. Deferred financing costs of $21.8 million were incurred in the three months ended December 31, 2004, related to debt incurred to complete the acquisitions.

Cash provided by financing activities was $626.3 million in the three months ended December 31, 2004 and $24.4 million in the three months ended December 31, 2003. Cash provided by financing activities in the three months ended December 31, 2004 and the three months ended December 31, 2003 included net borrowings of $439.3 million and $33.2 million, respectively, under debt agreements, including borrowings and repayments of our revolving working capital and acquisition credit facility and the issuance of our senior unsecured notes in the three months ended December 31, 2004. In addition, net proceeds were received from the issuance of Common Units of $212.3 million and from member contributions of $5.6 million in the three months ended December 31, 2004. Offsetting these cash sources were $30.9 million and $8.0 million of distributions in the three months ended December 31, 2004 and 2003, respectively, and a net redemption of member interests of $0.8 million in the three months ended December 31, 2003.

Fiscal Year Ended September 30, 2004

Cash flows provided by operating activities of $31.1 million in fiscal 2004 consisted primarily of: net income of $9.5 million; net non-cash charges of $42.4 million, principally related to depreciation and amortization of $21.1 million, interest expense related to make whole premium charge of $17.9 million associated with the early repayment of the senior secured notes and $1.7 million related to the amortization of deferred financing costs; less a net non-cash gain on issuance of partnership units of $10.4 million and $4.8 million of the interest of non-controlling partners in the partnership’s net loss; and a decrease in cash flows of $5.6 million associated with the changes in operating assets and liabilities, including net liabilities from price risk management activities. The cash used in the changes in operating assets and liabilities is primarily due to an increase in propane inventory as a result of building inventory for the peak heating season and an increase in accounts receivable due to acquisition related growth, the seasonal nature of the business and increased wholesale volumes, offset by an increase in accounts payable due to propane purchases and an increase in net assets from price risk management activities which is consistent with the increase in wholesale inventory. Cash flows provided by operating activities of $33.6 million in fiscal 2003 consisted primarily of: net income of $7.8 million; net non-cash charges of $16.2 million, principally related to depreciation and amortization of $13.8 million, $1.5 million related to the amortization of deferred financing costs and $10.0 million of the interest of non-controlling partners in the partnership’s net loss; less a net non-cash gain on issuance of partnership units of $5.2 million and $4.4 million associated with the changes in operating assets and liabilities, including net liabilities from price risk management activities. The cash provided by the changes in operating assets and liabilities is primarily due to a decrease in propane inventory resulting from Inergy’s decision to reduce physical position in our wholesale operations due to higher propane costs, and an increase in accounts payable due primarily to acquisition related growth. These changes were partially offset by the effects of working capital used by the reduction in price risk management liabilities, consistent with the reduction in wholesale propane inventories, and an increase in accounts receivable related to the growth of our retail and wholesale operations.

Cash used in investing activities was $98.1 million in fiscal 2004 as compared to $35.1 million in fiscal 2003. Fiscal 2004 investing activities included a use of cash of $85.2 million, net of cash acquired, for the acquisition of sixteen retail propane companies and Inergy’s NGL business in California. Fiscal 2003 investing activities included a use of cash of $25.9 million, net of cash acquired, for the acquisition of twelve retail propane companies. Additionally, in fiscal 2004 and 2003, we expended $14.5 million and $6.2 million, respectively for additions of property, plant and equipment to accommodate our growing operations. Deferred financing costs of $1.1 million and $3.0 million were incurred in fiscal 2004 and 2003, respectively, related to debt incurred to complete the acquisitions.

Cash provided by financing activities was $63.3 million in fiscal 2004 and $5.0 million in fiscal 2003. Cash provided by financing activities in fiscal 2004 and fiscal 2003 included net borrowings of $20.8 million and $1.8 million, respectively, under debt agreements, including $15 million borrowed under a term loan facility and borrowings and repayments of the our revolving working capital facilities and acquisition credit facility and the early repayment in full of Inergy’s senior secured notes in the second quarter of fiscal 2004. The early repayment of Inergy’s senior secured notes resulted in interest expense related to make whole premium payment to the lenders in the amount of $17.9 million. In addition, net proceeds were received from the issuance of Inergy common units of $113.2 million and $23.3 million in fiscal 2004 and 2003, respectively. Offsetting these cash sources were $29.5 million and $19.0 million of distributions paid to non-controlling partners of Inergy in fiscal 2004 and fiscal 2003, respectively in addition to $21.5 million and $4.7 million in distributions to our members in 2004 and 2003, respectively.

At December 31, 2004 and 2003, we had goodwill of $209.7 million and $72.5 million, representing approximately 17% and 16% of total assets, respectively. This goodwill is primarily attributable to acquisitions and we expect recovery of the goodwill through future cash flows associated with these acquisitions.

The following table summarizes our contractual obligations as of December 31, 2004, in thousands of dollars:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Aggregate amount of principal and interest to be paid on the outstanding long-term debt(a)	$917,713	$88,494	$125,198	$161,415	$542,606
Future minimum lease payments under noncancelable operating leases	20,034	5,919	8,324	3,641	2,150
Fixed price purchase commitments	113,700	113,700	—	—	—
Standby letters of credit	15,296	8,012	7,284	—	—

(a)	$147.7 million of our long-term debt is variable interest rate debt at prime rate or LIBOR plus an applicable spread. These rates plus their applicable spreads were between 4.17% and 6.5% at December 31, 2004. These rates have been applied for each period presented in the table.

As of September 30, 2004, our total energy contracts had an outstanding net fair value recorded as a (liability) of $(6.6) million, as compared to total energy contracts outstanding with a net fair value at September 30, 2003 of $3.1 million. The net change of $(9.7) million includes a net increase in fair value of $0.7 million from energy contracts settled during the 2004 fiscal year period, and a net decrease of $(10.4) million from other changes in fair value related to net unrealized gains on energy contracts still outstanding at the end of fiscal 2004. Of the outstanding fair value as of September 30, 2004, energy contracts with a maturity of less than one year totaled $(6.6) million, and there were no energy contracts maturing between one and two years. In addition, at September 30, 2004, Inergy has committed to purchase approximately 50 million gallons of propane at future dates at the prevailing market price.

In January 2004, Inergy issued 3,625,000 Inergy common units in a public offering, resulting in proceeds of $83.3 million, net of underwriters’ discounts, commissions, and offering expenses. We contributed $1.8 million in cash to Inergy in conjunction with the issuance in order to maintain Inergy Partner’s LLC’s non-managing general partner interest in Inergy, and together with the common unit proceeds, these funds were used to repay borrowings under Inergy’s credit agreement.

In August 2004, Inergy issued 1,300,000 Inergy common units to Tortoise Energy Infrastructure Corporation resulting in proceeds of $29.9 million. These funds were used to repay borrowings under Inergy’s credit agreement.

On September 28, 2004, Inergy’s shelf registration statement (File No. 333-118941) was declared effective by the Securities and Exchange Commission for the periodic sale by Inergy of up to $625 million of Inergy common units, partnership securities and debt securities, or any combination thereof. Pursuant to the shelf registration statement, Inergy is permitted to issue these securities from time to time for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital, or for other potential uses identified in a prospectus supplement. No offerings of partnership securities or debt securities under the shelf registration statement have been made since it was declared effective, except for the recent public offering of 5,060,000 Inergy common units and 3,568,139 Inergy common units issued pursuant to three privately negotiated equity purchase commitments.

We believe that anticipated cash from operations and borrowings under our new credit facilities described below will be sufficient to meet our liquidity needs for the foreseeable future. If our plans or assumptions change or are inaccurate, we make any further acquisitions, we may need to raise additional capital. We may not be able to raise additional funds or may not be able to raise such funds on favorable terms.

Description of Indebtedness

Inergy Holdings, L.P.

Term Loan

Prior to the closing of this offering, we anticipate that we will enter into an approximate $66.9 million term loan with Lehman Commercial Paper Inc., which we refer to as the Term Loan. The proposed maturity date of the Term Loan will be the earlier of the closing date of this offering or December 31, 2005 and will be collateralized by our Inergy common and subordinated units. Borrowings under the Term Loan will bear interest at a rate of approximately 5.5%. Borrowings under the Term Loan will be used to make distributions to owners of our general partner. We expect that all borrowings under the Term Loan will be repaid with the net proceeds from this offering.

Credit Agreement

On August 30, 2004, we entered into a Credit Agreement with Enterprise Bank & Trust, which we refer to as the Credit Agreement. Pursuant to the terms of the Credit Agreement, we obtained a $15 million five-year term loan and a $5.0 million working capital facility, which we currently anticipate will be upsized to $8.0 million prior to this offering.

The loans under the Credit Agreement bear interest at LIBOR (adjusted for any reserve requirements), plus an applicable margin. The applicable margin varies quarterly based on our leverage ratio and may range from 2.25% to 3.50%. The outstanding balance of the term loan is payable in five installments as follows: $750,000 on August 30, 2005; $1,500,000 on August 30, 2006; $3,000,000 on August 30, 2007; $3,750,000 on August 30, 2008; and $6,000,000 at maturity of the term loan on August 30, 2009.

The obligations of the Credit Agreement are secured by our pledge of Inergy units. In addition, our obligations under the Credit Agreement are guaranteed by two of our subsidiaries. The Credit Agreement contains various customary covenants limiting the ability of us or our subsidiaries to (subject to various exceptions), among other things, incur indebtedness, enter into a merger, consolidation or acquisition, enter into a sale-leaseback transaction, and enter into certain transactions with our affiliates.

The Credit Agreement contains the following financial covenants:

•	the ratio of consolidated EBITDA to consolidated debt service, in each case for the four fiscal quarters then most recently ended, must be at least 1.5 to 1.0.

•	the ratio of consolidated EBITDA to consolidated debt service on the loans under the Credit Agreement, in each case for the four fiscal quarters most recently ended, must be at least 3.0 to 1.0.

•	the value of the common units, the senior subordinated units, the junior subordinated units and the general partner interests of Inergy held by us and our consolidated subsidiaries on a consolidated basis at the end of each fiscal quarter must be not less than the greater of (1) $30,000,000, or (2) three times the sum of (a) the outstanding principal balance of the loans under the Credit Agreement and (b) the difference between $5,000,000 and the outstanding principal balance of any revolving credit loans under the Credit Agreement.

We currently have $21.6 million of borrowings outstanding under our credit agreement, all of which will be repaid from the borrowings under our Term Loan.

Promissory Notes

On November 5, 2004, Inergy Holdings, LLC, our predecessor, entered into a series of promissory notes totaling $15 million in favor of its members as of such date. Each of the promissory notes bears interest at a rate of 6.0% per annum. Interest accrues from November 16, 2004 and is payable quarterly on February 15, May 15, August 15 and November 15 each year, commencing on February 15, 2005 and continuing until November 15, 2014, the maturity date. The promissory notes were issued in order to reduce the strike price of equity options that were held by key members of management enabling these officers to more readily exercise their options. All of these options were exercised during October and November, 2004. No cash was contributed to us in exchange for their issuance. The promissory notes are subordinated to our indebtedness under our Credit Agreement. For more information, please read “Certain Relationships and Related Transactions—Indebtedness to Our Directors, Executive Officers and Others.”

Inergy, L.P.

5-Year Credit Agreements

On December 17, 2004, Inergy entered into a 5-Year Credit Agreement (the “5-Year Agreement”) under which Inergy may borrow up to $250 million in revolving loans (the “Acquisition Facility”) for the purposes of:

•	refinancing the indebtedness of Inergy Propane, LLC, Inergy’s operating company, under its existing credit agreement;

•	financing the acquisition of Star Gas Propane, L.P. and Stellar Propane Service, LLC by Inergy Propane, LLC;

•	financing certain permitted acquisitions;

•	financing certain expansion capital expenditures; and

•	financing Inergy’s working capital needs and those of its subsidiaries (up to $25 million).

Inergy may also borrow up to $75 million in revolving loans (the “Working Capital Facility”) for the purposes of:

•	refinancing indebtedness of Inergy Propane, LLC under its existing credit agreement; and

•	financing Inergy’s working capital needs and those of its subsidiaries.

During each fiscal year beginning October 1, the outstanding balance of the Working Capital Facility must be reduced to $5.0 million or less for a minimum of 30 consecutive days during the period commencing March 1 and ending September 30 of each calendar year.

At Inergy’s option, loans under the Credit Agreements bear interest at either the prime rate or LIBOR (preadjusted for reserves), plus, in each case, an applicable margin. The applicable margin varies quarterly based on its leverage ratio. Inergy also pays a fee based on the average daily unused commitments under the Credit Agreements.

The obligations of each of the Credit Agreements are secured by first priority liens on substantially all of Inergy’s assets and those of its domestic subsidiaries and the pledge of all of the equity interests or membership interests in its domestic subsidiaries. In addition, the Credit Agreements are guaranteed by each of Inergy’s domestic subsidiaries.

Inergy is required to use 50% of the net cash proceeds (that are not applied to purchase replacement assets) from asset dispositions (other than the sale of inventory and motor vehicles in the ordinary course of business, sales of assets among Inergy and its domestic subsidiaries, and the sale or disposition of obsolete or worn-out equipment) to reduce borrowings under the Credit Agreements during any fiscal year in which unapplied net cash proceeds are in excess of $50 million. Any such mandatory prepayments are first applied to reduce borrowings under the Acquisition Facility and under then the Working Capital Facility.

Each of the Credit Agreements contains various covenants limiting Inergy and Inergy’s subsidiaries’ ability to (subject to various exceptions), among other things:

•	incur other indebtedness (other than permitted junior debt on the terms described below);

•	grant or incur liens;

•	make investments, loans and acquisitions;

•	enter into a merger, consolidation or sale of assets;

•	enter into any sale-leaseback transaction or enter into any new business;

•	enter into any agreement that conflicts with the credit facility or ancillary agreements;

•	make any change in its principles and methods of accounting as currently in effect, except as such changes are permitted by GAAP;

•	enter into certain affiliate transactions;

•	pay dividends or make distributions in excess of available cash or if we are in default under the 5-Year Agreement;

•	permit operating lease obligations to exceed $20 million in any fiscal year;

•	enter into any debt (other than permitted junior debt) that contains covenants more restrictive than those of the Credit Agreements or enter into any permitted junior debt that contains negative covenants more restrictive than those of the Credit Agreements;

•	enter into hedge agreements that do not hedge or mitigate risks to which Inergy or its subsidiaries have actual exposure;

•	enter into put agreements or grant any put rights with respect to equity interests of Inergy or its subsidiaries;

•	prepay, redeem, defease or otherwise acquire any permitted junior debt or make certain amendments to permitted junior debt; and

•	modify Inergy’s respective organizational documents.

“Permitted junior debt” consists of:

•	Inergy’s $425 million 6.875% senior notes due December 15, 2014 that were issued on December 22, 2004;

•	other debt that is substantially similar to the 6.875% senior notes; and

•	other debt of Inergy and its subsidiaries that is either unsecured debt, or second lien debt that is subordinated to the obligations under the Credit Agreements.

Permitted junior debt may be incurred under the Credit Agreements so long as:

•	there is no default under the Credit Agreements;

•	the ratio of Inergy’s total funded debt to consolidated EBITDA is less than 5.0 to 1.0 on a pro forma basis;

•	the debt does not mature, and no installments of principal are due and payable on the debt, prior to the maturity date of the Credit Agreements; and

•	other than in connection with the 6.875% senior notes and other substantially similar debt, the debt does not contain covenants more restrictive than those in the Credit Agreements.

Each of the Credit Agreements contains the following financial covenants:

•	the ratio of Inergy’s total funded debt (as defined in each of the Credit Agreements) to consolidated EBITDA (as defined in each of the Credit Agreements) for the four fiscal quarters most recently ended must be no greater than 5.50 to 1.0 as of the end of the fiscal quarters ending December 31, 2004 and March 31, 2005 and no greater than 4.75 to 1.0 as of the end of each fiscal quarter thereafter.

•	the ratio of Inergy’s senior secured funded debt (as defined in each of the Credit Agreements) to consolidated EBITDA for the four fiscal quarters most recently ended determined as of the end of each fiscal quarter ending on and after December 31, 2005 for the period of four consecutive fiscal quarters ending with the end of such fiscal quarter must be greater than 3.75 to 1.0.

•	the ratio of Inergy’s consolidated EBITDA to consolidated interest expense (as defined in each of the Credit Agreements), in each case for the four fiscal quarters then most recently ended, must be less than 2.5 to 1.0.

Each of the following is an event of default under each of the Credit Agreements:

•	default in the payment of principal when due;

•	default in payment of interest, fees or other amounts within three business days of their due date;

•	violation of specified affirmative and negative covenants contained in each of the Credit Agreements;

•	default in the performance or observance of any other covenant, condition or agreement contained in either of the Credit Agreements or any ancillary document related to either of the Credit Agreements for 30 days;

•	specified cross defaults;

•	bankruptcy and other insolvency events of us or our material subsidiaries;

•	judgments exceeding $2.5 million (to the extent not covered by insurance) against us or any of its subsidiaries are undischarged or unstayed for a period of 30 consecutive days;

•	certain defaults under ERISA that could reasonably be expected to result in a material adverse effect; or

•	the occurrence of certain change of control events.

Senior Notes due 2014

On December 22, 2004, Inergy and its wholly owned subsidiary, Inergy Finance Corp. (“Finance Corp.” and together with Inergy, the “Issuers”), completed a private placement of $425 million in aggregate principal amount of the Issuers’ 6.875% senior unsecured notes due 2014 (the “Senior Notes”). Inergy used the net proceeds from the $425 million private placement of Senior Notes to repay substantially all amounts drawn under the 364-day credit facility, with the $38.4 million balance of the net proceeds being applied to the revolving acquisition credit facility.

The notes represent senior unsecured obligations of Inergy and rank pari passu in right of payment with all other present and future senior indebtedness of Inergy. The notes are effectively subordinated to all of Inergy’s secured indebtedness to the extent of the value of the assets securing the indebtedness and to all existing and future indebtedness and liabilities, including trade payables, of Inergy’s non-guarantor subsidiaries. The notes rank senior in right of payment to all of Inergy’s future subordinated indebtedness.

The Senior Notes are jointly and severally guaranteed by all of Inergy’s current domestic subsidiaries. The subsidiary guarantees rank equally in right of payment with all of the existing and future senior indebtedness of our guarantor subsidiaries. The subsidiary guarantees are effectively subordinated to all existing and future secured indebtedness of our guarantor subsidiaries to the extent of the vale of the assets securing that indebtedness and to all existing and future indebtedness and other liabilities, including trade payables, of our non-guarantor subsidiaries (other than indebtedness and other liabilities owed to Inergy). The subsidiary guarantees rank senior in right of payment to all of Inergy’s future subordinated indebtedness.

Before December 15, 2007, Inergy may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public or private equity offering at 106.875% of the principal amount of the Senior Notes, plus any accrued and unpaid interest, if at least 65% of the aggregate principal amount of the notes remains outstanding after such redemption and the redemption occurs within 120 days of the date of the closing of such equity offering.

The Senior Notes are redeemable, at Inergy’s option, in whole or in part, at any time on or after December 15, 2009, in each case at the redemption prices described in the table below, together with any accrued and unpaid interest to the date of the redemption.

Year	Percentage
2009	103.438%
2010	102.292%
2011	101.146%
2012 and thereafter	100.000%

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on July 1, 2005.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt SFAS No. 123(R) using the modified-prospective method.

As permitted by SFAS No. 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in footnotes to the consolidated financial statements.

SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” amends the existing standard that provides guidance on accounting for inventory costs and specifically clarifies that abnormal amounts of costs should be recognized as period costs. This statement is effective for the fiscal year beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company’s consolidated financial statements.

SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Further, the amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies

Accounting for Price Risk Management.    Inergy, through its wholesale operations, sells propane to various propane users, retailers, resellers, petrochemical companies, refinery and gas processors and a number of other natural gas liquids, or NGL(s), marketing and distribution companies and offers price risk management services to these customers as part of its marketing and distribution operations. Inergy’s wholesale operations also sells propane and offers certain price risk management services as part of its energy trading activities. Derivative financial instruments utilized in connection with these activities are accounted for in our financial statements using the mark-to-market method in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, EITF No. 02-3, “Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities”, as discussed below. Inergy’s overall objective for entering into such derivative financial instruments, including those designated as fair value hedges of our inventory positions, is to manage its exposure to fluctuations in commodity prices and changes in the fair market value of inventories as well as to ensure an adequate physical supply will be available.

SFAS No. 133 requires recognition of all derivative instruments in the balance sheets and measures them at fair value. Beginning in December 2002, certain of Inergy’s commodity derivative financial instruments have been designated as hedges of selected inventory positions, and qualify as fair value hedges, as defined in SFAS No. 133. For derivative instruments designated as hedges, Inergy uses regression analysis and the dollar offset method to formally assess, both at the hedge contract’s inception and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in fair value of hedged items. Changes in the fair value of derivative instruments designated as fair value hedges are reported in our balance sheet as price risk management assets or liabilities. The ineffective portions of hedging derivatives are recognized immediately in cost of product sold. Changes in the fair value of derivative instruments that are not designated as hedges are recorded in our financial statements in current period earnings in accordance with SFAS No. 133.

Furthermore, we elected to use the special hedge accounting rules in SFAS No. 133 and hedge the fair value of certain of our inventory positions, whereby the hedged inventory is marked to market. Inventories purchased under energy contracts after October 25, 2002, and not otherwise designated as being hedged, as discussed above, are carried at the lower-of-cost or market in our financial statements.

Revenue Recognition.    Sales of propane and other liquids are recognized in our financial statements at the time product is shipped or delivered to the customer. Gas processing and fractionation fees are recognized upon delivery of the product. Revenue from the sale of propane appliances and equipment is recognized at the time of sale or installation. Revenue from repairs and maintenance is recognized upon completion of the service.

Impairment of Long-Lived Assets.    Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, an acquired intangible asset should be separately recognized in our financial statements if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer’s intent to do so.

Under the provisions of Statement No. 142, we completed the valuation of each of our operating segments and determined no impairment existed as of September 30, 2004.

SFAS No. 144 modifies the financial accounting and reporting for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. We implemented SFAS No. 144 beginning in the fiscal year ending July 31, 2003, with no material effect on our financial position, results of operations and cash flows.

Self Insurance.    We are insured by third parties, subject to varying retention levels of self-insurance, which management considers prudent. Such self-insurance relates to losses and liabilities primarily associated with workers’ compensation claims and general, product and vehicle liability. Losses are accrued based upon management’s estimates of the aggregate liability for claims incurred using certain assumptions followed in the insurance industry and based on past experience.

Gain on Issuance of Units in Inergy.    We recognize gains and losses in our consolidated statements of income resulting from subsidiary sales of additional equity interests, including Inergy common units, to unrelated parties.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have long-term debt and revolving lines of credit subject to the risk of loss associated with movements in interest rates. At December 31, 2004, we had floating rate obligations totaling approximately $148 million for amounts borrowed under its credit agreement. These floating rate obligations expose us to the risk of increased interest expense in the event of increases in short-term interest rates. If the floating rate were to increase by 100 basis points from December 2004 levels, our combined interest expense would increase by a total of approximately $1.5 million per year.

Commodity Price, Market and Credit Risk

Inherent in Inergy’s contractual portfolio are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers or financial counterparties to a contract. Inergy takes an active role in managing and controlling market and credit risk and has established control procedures, which are reviewed on an ongoing basis. Inergy monitors market risk through a variety of techniques, including daily reporting of the portfolio’s position to senior management. Inergy attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures. The counterparties associated with assets from price risk management activities as of September 30, 2004 and 2003 were propane retailers, resellers and consumers and energy marketers and dealers.

The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, Inergy’s profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, Inergy may not be able to pass on these increases to its customers through retail or wholesale prices. Propane is a commodity and the price Inergy pays for it can fluctuate significantly in response to supply or other market conditions. Inergy has no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce Inergy’s gross profits and could, if continued over an extended period of time, reduce demand by encouraging its retail customers to conserve or convert to alternative energy sources.

Inergy engages in hedging transactions, including various types of forward contracts, options, swaps and future contracts, to reduce the effect of price volatility on Inergy’s product costs, protect the value of its inventory positions, and to help ensure the availability of propane during periods of short supply. Inergy attempts to balance its contractual portfolio by purchasing volumes only when Inergy has a matching purchase commitment from its wholesale customers. However, Inergy may experience net unbalanced positions from time to time which it believes to be immaterial in amount. In addition to Inergy’s ongoing policy to maintain a balanced position, for accounting purposes Inergy is required, on an ongoing basis, to track and report the market value of its purchase obligations and its sales commitments.

Notional Amounts and Terms.    The notional amounts and terms of these financial instruments as of December 31, 2004 and September 30, 2004 include fixed price payor for 4.3 million and 4.9 million barrels of propane and distillates, respectively, and fixed price receiver for 5.6 million and 6.5 million barrels of propane and distillates, respectively. Notional amounts reflect the volume of transactions, but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure Inergy’s exposure to market or credit risks.

Fair Value.    The fair value of the derivative financial instruments related to price risk management activities as of December 31, 2004 and September 30, 2004 was assets of $12.9 million and $23.0 million related to propane, respectively, and liabilities of $14.7 million and $29.6 million related to propane, respectively. All intercompany transactions have been appropriately eliminated. The market prices used to value these transactions reflect the management’s best estimate considering various factors including closing exchange and over-the-counter quotations, recent transactions, time value and volatility factors underlying the commitments. The net change in unrealized gains and losses related to all price risk management activities and propane based financial instruments for the years ended September 30, 2002, 2003 and 2004 of $(1.20) million, $0.8 million and $0.1 million, respectively, are included in cost of product sold in the accompanying consolidated statements of operations.

The following table summarizes the change in the unrealized fair value of Inergy’s energy contracts related to its risk management activities where settlement has not yet occurred (in thousands of dollars):

	For The Year Ended September 30,		For The Three Months Ended December 31,
	2003	2004	2003	2004
Net unrealized gains and (losses) in fair value of contracts outstanding at beginning of period	$(4,653)	$3,104	$3,104	$(6,626)
Initial recorded value of new contracts	—	2,723	—	—
Net unrealized gain/(loss) acquired through acquisition	—	—	—	1,881
Change in fair value of contracts attributable to market movement	4,479	(13,148)	(4,175)	4,898
Realized (gains)/losses recognized	3,278	695	717	(2,031)

Net unrealized gains and (losses) in fair value of contracts outstanding at end of period	$3,104	$6,626	$(354)	$(1,878)

Of the outstanding unrealized gain as of December 31, 2004, all contracts had a maturity of less than one year.

Sensitivity Analysis

A theoretical change of 10% in the underlying commodity value would result in a change of less than $0.1 million in the market value of the contracts as there were approximately 0.5 million gallons of net unbalanced positions at December 31, 2004.

BUSINESS

Inergy Holdings, L.P.

Our cash-generating assets consist of our partnership interests, including incentive distribution rights, in Inergy, L.P. (Nasdaq symbol: NRGY), a publicly traded Delaware limited partnership, which operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business. Our primary objective is to increase distributable cash flow to our unitholders through our ownership of partnership interests in Inergy. Our incentive distribution rights in Inergy entitle us to receive an increasing percentage of total cash distributions made by Inergy as it reaches certain target distribution levels and have resulted in significantly increasing cash distributions to us.

Inergy’s primary objective is to increase distributable cash flow to its unitholders. Inergy has primarily grown through acquisitions of retail propane operations. Since the inception of Inergy’s predecessor in 1996, Inergy has acquired 45 propane businesses. Inergy further intends to pursue its growth objectives through, among other things, future acquisitions, maintaining a high percentage of retail sales to residential customers, operating in attractive markets and focusing its operations under established, locally recognized trade names.

Our aggregate partnership interests in Inergy consist of the following:

•	a 100% ownership interest in each of the managing general partner of Inergy, which manages Inergy’s business and affairs, and the non-managing general partner of Inergy, which owns an approximate 1.4% general partner interest in Inergy;

•	1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, representing an aggregate limited partner interest in Inergy of approximately 11.4%; and

•	all of the incentive distribution rights in Inergy, which entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter.

Our cash flows consist of distributions from Inergy on the partnership interests we own. Inergy is required by its partnership agreement to distribute all of its cash on hand at the end of each quarter, less reserves established by its managing general partner in its sole discretion to provide for the proper conduct of Inergy’s business or to provide for future distributions. While we, like Inergy, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of Inergy. Most notably, our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and our capital structure does not include incentive distribution rights. Therefore our distributions are allocated exclusively to our common units, which is our only class of security outstanding.

Inergy has increased its quarterly distribution 14 times since its initial public offering in July 2001 based upon the most recent declaration by the board of directors of Inergy GP, LLC. During that time, Inergy increased the per unit quarterly cash distribution on its common units by approximately 67%, from $0.30, which is Inergy’s minimum quarterly distribution, to $0.50. Under Inergy’s current ownership structure, a distribution of $0.50 per unit will result in a quarterly distribution to us of $4,698,497, consisting of $1,893,670 on our Inergy common and subordinated units, $270,291 on our ownership of Inergy’s approximate 1.4% general partner interest , and $2,534,535 on our ownership of Inergy’s incentive distribution rights.

The incentive distribution rights entitle us to receive an increasing percentage of cash distributed by Inergy as certain target distribution levels are reached. They generally entitle us to receive 13.0% of all cash distributed in a quarter after each Inergy unit has received $0.33 for that quarter, 23.0% of all cash distributed after each Inergy unit has received $0.375 for that quarter and 48.0% of all cash distributed after each Inergy unit has received $0.45 for that quarter. For the quarter ended March 31, 2005, Inergy declared a distribution of $0.50 per unit, which entitles us to receive 48.0% of the $0.05 incremental cash distribution per unit from Inergy in excess of its highest distribution level.

The graph set forth below demonstrates the cash allocated to us as a result of the incentive distribution rights by showing the total cash allocated to us across a range of hypothetical annualized distributions made by Inergy . This information assumes:

•	Inergy has 32,878,297 total units outstanding, representing the number of Inergy units outstanding at January 31, 2005; and

•	our ownership of (i) 1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, comprising an 11.4% limited partner interest in Inergy, (ii) a 1.4% general partner interest and (iii) the incentive distribution rights.

The graph shows the impact to us of Inergy’s raising or lowering its distribution from the most recently declared distribution of $0.50 per common unit ($2.00 on an annualized basis) that will be paid on May 13, 2005. This information is presented for illustrative purposes only and is not intended to be a prediction of future performance.

The impact to us of changes in Inergy’s distribution levels will vary depending on several factors, including Inergy’s outstanding partnership interests at the time of the distributions, our percentage of such interests and the impact of the incentive distribution structure described above. In addition, the level of distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of Inergy. See “Risk Factors.”

We intend to pay to our unitholders, on a quarterly basis, distributions equal to the cash we receive from our Inergy distributions, less certain reserves for expenses and other uses of cash, including:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense related to any current and future indebtedness;

•	costs related to tax liabilities of our corporate subsidiaries;

•	expenditures, at our election, to maintain or increase our ownership interest in Inergy; and

•	reserves our general partner believes prudent to maintain for the proper conduct of our business or to provide for future distributions.

Based on the current cash distribution policy of Inergy, as well as our expected level of expenses and reserves that our general partner believes prudent to maintain, we expect that our initial quarterly distribution rate will be $0.225 per common unit. If Inergy is successful in implementing its business strategy and increasing distributions to its limited partners, we would generally expect to increase distributions to our unitholders, although the timing and amount of any such increased distributions will not necessarily be comparable to the increased Inergy distributions. On or about August 19, 2005, we expect to pay a prorated distribution for the portion of the quarter ending June 30, 2005 that we are public. However, we cannot assure you that any distributions will be declared or paid. We expect to make a distribution to our existing owners on or about May 15, 2005 with cash we receive from Inergy with respect to its operations for the quarter ending March 31, 2005. You will not participate in this distribution. Please read “Cash Distribution Policy.”

Our common units and Inergy’s common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and Inergy’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

•	with respect to Inergy distributions, Inergy’s common unitholders have a priority over the incentive distribution rights and the subordinated units during the subordination period; and

•	we participate in Inergy’s managing general partner’s distributions and the incentive distribution rights, and Inergy’s common unitholders do not.

The following table compares certain features of Inergy’s common units and our common units.

	Inergy’s Common Units	Our Common Units
Distributions	During the subordination period, common units have a priority over other units to a minimum quarterly distribution from Inergy’s distributable cash flow. In addition, during the subordination period, Inergy’s common units carry arrearage rights, which are similar to cumulative rights on preferred stock. If the minimum quarterly distribution is not paid, Inergy must pay all arrearages in addition to the current minimum quarterly distribution before distributions are made on the subordinated units or the incentive distribution rights. For a more detailed discussion, please read “Material Provisions of the Partnership Agreement of Inergy, L.P.—Cash Distribution Policy—Subordinated Period.”	We intend to pay our unitholders quarterly distributions equal to the cash we receive from our Inergy distributions, less certain reserves for expenses and other uses of cash. Our general partner does not have an economic interest in us and is not entitled to receive any distributions from us, and our capital structure does not include incentive distribution rights. Therefore, our distributions are allocated exclusively to our one class of security outstanding, the common units.

Taxation of Entity and Entity Owners

Inergy is a flow-through entity that is not subject to an entity-level federal income tax. Inergy expects that holders of its common units, other than us, will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them.

Similarly, we are a flow-through entity that is not subject to an entity-level federal income tax. We also expect that holders of our common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions; however, our ratio of taxable income to cash distributions will be much greater than the ratio applicable to the holders of common units in Inergy, other than us, as remedial allocations of deductions

	Inergy’s Common Units	Our Common Units

will be very limited. Moreover, our ownership of incentive distribution rights will cause more taxable income to be allocated to us. If Inergy is successful in increasing distributable cash flow over time, our income allocations from incentive distribution rights will increase and, therefore, our ratio of federal taxable income to cash distributions will increase.

	Inergy common unitholders will receive Schedule K-1’s from Inergy reflecting the unitholders’ share of Inergy’s items of income, gain, loss, and deduction at the end of each fiscal year.	Our common unitholders also will receive Schedule K-1’s from us reflecting the unitholders’ share of our items of income, gain, loss, and deduction at the end of each fiscal year.

Competition	Inergy is our operating subsidiary and may, generally, engage in acquisition and development activities that expand its business and operations.	Our cash-generating assets consist of our partnership interests in Inergy, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is directly dependent upon the performance of Inergy.

Limitation on Issuance of Additional Units

In general, while any of its senior subordinated units remain outstanding, Inergy is limited in the number of additional common units it may issue without obtaining unitholder approval. Inergy may, however, issue an unlimited number of common units for acquisitions that increase cash flow from operations per unit on a pro forma basis.

We may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

Voting	Certain significant decisions require approval by a “unit majority” of Inergy common units, which may be cast either in person or by proxy. A “unit majority” requires, during the subordination period, a majority of the outstanding common units not

Certain significant decisions require approval by a majority of our outstanding common units, which may be cast either in person or by proxy. These significant decisions include, among other things:

•      merger of our company or the sale of all or substantially all of our assets; and

	Inergy’s Common Units	Our Common Units

owned by us or our affiliates, together with a vote of a majority of senior and junior subordinated units. These significant decisions include, among other things:

•      merger of Inergy or the sale of all or substantially all of its assets; and

•      certain amendments to Inergy’s partnership agreement.

• certain amendments to our partnership agreement.
	For more information, please read “Material Provisions of the Partnership Agreement of Inergy, L.P.—Meetings; Voting.”	For more information, please read “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Meetings; Voting.”

Election, Appointment and Removal of General Partner and Directors	Inergy common unitholders do not elect the directors of Inergy GP, LLC. Instead, these directors are elected annually by us, as the sole member of Inergy GP, LLC.	Similarly, our common unitholders do not elect the directors of Inergy Holdings GP, LLC. Instead, these directors are elected annually by a majority of the voting members.

	Inergy’s general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding Inergy units, voting together as a single class, including units held by Inergy’s general partner and its affiliates, and Inergy receives an opinion of counsel regarding limited liability and tax matters.	Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding common units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters.

Preemptive Rights to Acquire Securities

Inergy common unitholders do not have preemptive rights. Whenever Inergy issues equity securities to any person other than its general partner and its affiliates, Inergy’s general partner has a preemptive right to purchase additional limited partnership interests on the same terms in order to maintain its percentage interest.

Similarly, our common unitholders do not have preemptive rights.

	Inergy’s Common Units	Our Common Units

Liquidation

Inergy will dissolve upon any of the following:

•     the election of Inergy’s general partner to dissolve Inergy, if approved by the holders of Inergy units representing a unit majority;

•     the sale, exchange or other disposition of all or substantially all of Inergy’s assets and properties and Inergy’s subsidiaries;

We also will dissolve upon any of the following:

•     the election of our general partner to dissolve our company, if approved by the holders of common units representing a unit majority;

•     the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

•     the entry of a decree of judicial dissolution of Inergy; and

•     the withdrawal or removal of Inergy’s general partner or any other event that results in its ceasing to be Inergy’s general partner other than by reason of a transfer of its general partner interest in accordance with Inergy’s partnership agreement or withdrawal or removal following approval and admission of a successor.

•     the entry of a decree of judicial dissolution of our company; and

•     the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Inergy, L.P.

Overview

Inergy, L.P., a publicly traded Delaware limited partnership, was formed on March 7, 2001 but did not conduct operations until the closing of its initial public offering, on July 31, 2001. Inergy owns and operates, principally through its operating company, Inergy Propane, LLC, a rapidly growing retail and wholesale propane marketing and distribution business. Since its predecessor’s inception in November 1996 through December 31, 2004, Inergy has acquired the assets and liabilities of 45 companies for an aggregate purchase price of approximately $991 million, including working capital, assumed liabilities and acquisition costs. These acquisitions include the assets and liabilities of 16 propane companies and a natural gas liquids (NGL) business acquired during fiscal 2004 for an aggregate purchase price of approximately $97 million. Pro forma for the acquisition of Star Gas Propane during the fiscal year ended September 30, 2004, or fiscal 2004, Inergy sold and physically delivered approximately 309 million gallons of propane to retail customers and approximately 385 million gallons of propane to wholesale customers.

Inergy believes it is the fifth largest propane retailer in the United States, based on retail propane gallons sold. Inergy’s retail business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. Inergy markets its propane products primarily under 21 regional brand names: Blue Flame, Bradley Propane, Burnwell Gas, Country Gas, Gaylord Gas, Hancock Gas, Highland Propane, Hoosier Propane, Independent Propane Company, McCracken, Modern Gas, Moulton Gas, Northwest Energy, Ohio Gas and Appliance, Pearl

Gas, Premier Propane, Pro Gas, Pulver Gas, Silgas, Tru Gas, and United Propane. Inergy serves customers in 27 states from 280 customer service centers which had an aggregate of approximately 22.4 million gallons of above-ground propane storage capacity.

In addition to its retail business, Inergy operates a wholesale supply, marketing and distribution business, providing propane procurement, transportation and supply and price risk management services to its customer service centers, as well as to independent dealers, multi-state marketers, petrochemical companies, refinery and gas processors and a number of other NGL marketing and distribution companies in the United States, primarily in the Midwest and Southeast, and Canada. In October 2003, Inergy acquired from Link Energy, LLC (formerly known as EOTT Energy, L.P.) its West Coast natural gas liquids (NGL) business, which includes gas processing, fractionation, above-ground NGL storage, truck and rail distribution facilities, and a NGL transportation fleet, all located in south central California.

Given that the propane business is seasonal with weather conditions significantly affecting demand for propane, Inergy has built an acquisition strategy that focuses on acquiring attractive propane operations with diverse geographic areas of operations to minimize Inergy’s exposure to regional weather. Inergy is uniquely positioned to execute this strategy as its wholesale business enables it to obtain valuable market intelligence and awareness of potential acquisition opportunities. Additionally, Inergy’s executive officers and key employees, who average more than 15 years experience in the propane and energy-related industries, have developed business relationships with retail propane owners and businesses throughout the United States. These significant industry contacts have enabled Inergy to negotiate most of its acquisitions on an exclusive basis. Inergy believes that this acquisition expertise should allow it to continue to grow through strategic and accretive acquisitions. Its acquisition program will continue to seek:

•	businesses in attractive propane market areas;

•	established names with local reputations for customer service and reliability;

•	high concentration of propane sales to residential customers; and

•	the retention of key employees in acquired businesses.

Recent Developments

Star Gas Propane Acquisition

On December 17, 2004, Inergy completed its acquisition of 100% of the partnership interests in Star Gas Propane, L.P., the propane operating partnership of Star Gas Partners, L.P. (NYSE: SGU, SGH), for approximately $475 million plus working capital adjustments. Star Gas Propane is primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers. Inergy believes that this acquisition provides several key strategic benefits. The acquisition more than doubled Inergy’s customer base, while further strengthening its position in the Great Lakes region and expanding its retail propane business into the attractive Northeast markets. Inergy also believes its acquisition of Star Gas Propane will be beneficial to it because Star Gas Propane, like Inergy, has a retail focus in attractive propane markets with high tank ownership and decentralized operations with local business branding and will also expand its customer base, increase the scale of its operations and strengthen its geographic diversity.

Other Recent Acquisitions

The following chart sets forth information about each company Inergy acquired during the fiscal year ended September 30, 2004 and recent acquisitions subsequent to fiscal 2004 in addition to the Star Gas Propane Acquisition:

Acquisition Date	Company (1)	Location
October 2003	Link Energy, LLC’s (formerly EOTT Energy, LP) West Coast natural gas liquids (NGL) business	Bakersfield, CA
October 2003	Smith Propane	La Crosse, VA
October 2003	Peoples Gas and Appliance	Beaufont, SC
November 2003	Pembroke Propane Gas Company, Inc.	Pembroke, GA
December 2003	Assets of a SE Retail Propane Company (2)	Florida
December 2003	Assets of a SE Retail Propane Company (2)	Georgia
January 2004	Dorsey Propane Gas Company	Nashville, GA
February 2004	Direct Propane Inc.	Norristown, PA
March 2004	Premier Propane, LLC	Richmond, VA
March 2004	Hancock Gas Company, Inc.	Scotland Neck, NC
April 2004	Hometown Propane Gas	Cabot, AR
April 2004	Gaylord Gas, Inc.	Gaylord, MI
May 2004	Burnwell Gas Corporation, and affiliates	Peekskill, NY
June 2004	Midland Gas Company, Inc.	Sumter, SC
June 2004	Petersen Propane Company	Chicago, IL
July 2004	Highland Propane Company	Roanoke, VA
August 2004	Suburban Gas Service	Round Lake Beach, IL
November 2004	Moulton Gas Service, Inc.	Wapakoneta, OH
December 2004	Star Gas Propane, L.P.	Stamford, CT
December 2004	Northwest Propane, Inc.	Holly, MI

(1)	Name of acquired company or assets as of acquisition date.
(2)	Two different companies acquired in separate transactions.

Industry Background and Competition

Propane, a by-product of natural gas processing and petroleum refining, is a clean-burning energy source recognized for its transportability and ease of use relative to alternative stand-alone energy sources. Inergy’s retail propane business consists principally of transporting propane to its customer service centers and other distribution areas and then to tanks located on Inergy’s customers’ premises. Retail propane falls into three broad categories: residential, industrial and commercial, and agricultural. Residential customers use propane primarily for space and water heating. Industrial customers use propane primarily as fuel for forklifts and stationary engines, to fire furnaces, as a cutting gas, in mining operations and in other process applications. Commercial customers, such as restaurants, motels, laundries and commercial buildings, use propane in a variety of applications, including cooking, heating and drying. In the agricultural market, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control.

Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. Propane is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it is usable as a flammable gas. Propane is colorless and odorless; an odorant is added to allow its detection. Propane is clean-burning, producing negligible amounts of pollutants when consumed.

The retail market for propane is seasonal because it is used primarily for heating in residential and commercial buildings. Approximately three-quarters of Inergy’s retail propane volume is sold during the peak heating season from October through March. Consequently, sales and operating profits are generated mostly in the first and fourth calendar quarters of each calendar year.

Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane is more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, but serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Historically, the expansion of natural gas into traditional propane markets has been inhibited by the capital costs required to expand pipeline and retail distribution systems. Although the extension of natural gas pipelines tends to displace propane distribution in areas affected, Inergy believes that new opportunities for propane sales arise as more geographically remote neighborhoods are developed. Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent than propane and natural gas, primarily because of the cost of converting to fuel oil. The costs associated with switching from appliances that use fuel oil to appliances that use propane are a significant barrier to switching. By contrast, natural gas can generally be substituted for propane in appliances designed to use propane as a principal fuel source.

In addition to competing with alternative energy sources, Inergy competes with other companies engaged in the retail propane distribution business. Competition in the propane industry is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, smaller local independent marketers and farm cooperatives. Based on industry publications, Inergy believes that the ten largest retailers account for approximately one-third of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Most of Inergy’s customer service centers compete with several marketers or distributors. Each customer service center operates in its own competitive environment because retail marketers tend to locate in close proximity to customers. Inergy’s typical customer service center generally has an effective marketing radius of approximately 25 miles, although in certain rural areas the marketing radius may be extended by a satellite location.

The ability to compete effectively further depends on the reliability of service, responsiveness to customers and the ability to maintain competitive prices. Inergy believes that its safety programs, policies and procedures are more comprehensive than many of its smaller, independent competitors and give Inergy a competitive advantage over such retailers. Inergy also believes that its service capabilities and customer responsiveness differentiate Inergy from many of these smaller competitors. Inergy’s employees are on call 24-hours and seven-days-a-week for emergency repairs and deliveries.

The wholesale propane business is also highly competitive. Inergy’s competitors in the wholesale business include producers and independent regional wholesalers. Inergy believes that its wholesale supply and distribution business provides Inergy with a stronger regional presence and a reasonably secure, efficient supply base, and positions it well for expansion through acquisitions or start-up operations in new markets.

Inergy also owns, as part of its wholesale and supply operations, a natural gas liquids business in California, which includes natural gas processing, NGL fractionation, NGL rail and truck terminals, bulk storage, trucking and marketing operations. Inergy believes this business complements its existing U.S and Canadian wholesale and supply operations.

Retail propane distributors typically price retail usage based on a per gallon margin over wholesale costs. As a result, distributors generally seek to maintain their operating margins by passing costs through to customers, thus insulating themselves from volatility in wholesale propane prices. During periods of sudden price increases in propane at the wholesale level costs, distributors may be unable or unwilling to pass entire cost increases through to customers. In these cases, significant decreases in per gallon margins may result.

The propane distribution industry is characterized by a large number of relatively small, independently owned and operated local distributors. Each year a significant number of these local distributors have sought to sell their business for reasons that include retirement and estate planning. In addition, the propane industry faces increasing environmental regulations and escalating capital requirements needed to acquire advanced, customer-oriented technologies. Primarily as a result of these factors, the industry is undergoing consolidation, and Inergy, as well as other national and regional distributors, has been active consolidators in the propane market. In recent years, an active, competitive market has existed for the acquisition of propane assets and businesses. Inergy expects this acquisition market to continue for the foreseeable future.

Inergy’s Business Strategy

Inergy’s primary objective is to increase distributable cash flow for its unitholders, while (1) providing the highest level of commitment and service to its customers, (2) maintaining a strong credit profile, and (3) maintaining financial flexibility. Inergy intends to pursue this objective by capitalizing on what it believes are its competitive strengths as follows:

High Percentage of Retail Sales to Residential Customers.    Inergy’s retail propane operations concentrate on sales to residential customers. Residential customers tend to generate higher margins and are generally more stable purchasers than other customers. For the fiscal year ended September 30, 2004, pro forma for the Star Gas Propane Acquisition, sales to residential customers represented approximately 67% of Inergy’s retail propane gallons sold. Although overall demand for propane is affected by weather and other factors, Inergy believes that residential propane consumption is not materially affected by general economic conditions because most residential customers consider home space heating to be an essential purchase. In addition, Inergy owns over 85% of the propane tanks located at its customers’ homes. In many states, fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. These regulations, which require customers to switch propane tanks when they switch suppliers, help enhance the stability of Inergy’s customer base because of the inconvenience and costs involved with switching tanks and suppliers.

Operations in Attractive Propane Markets.    A majority of Inergy’s operations are concentrated in attractive propane market areas, where natural gas distribution is not cost effective, margins are relatively stable, and tank control is relatively high. Inergy intends to pursue acquisitions in similar attractive markets.

Regional Branding.    Inergy believes that its success in maintaining customer stability at its customer service centers results from Inergy’s operation under established, locally recognized trade names. Inergy attempts to capitalize on the reputation of the companies it acquires by retaining their local brand names and employees, thereby preserving the goodwill of the acquired business and fostering employee loyalty and customer retention. Inergy expects its local branch management to continue to manage Inergy’s marketing programs, new business development, customer service and customer billing and collections. Inergy believes that its employee incentive programs encourage efficiency and allow it to control costs at the corporate and field levels.

Internal Growth.    Inergy consistently promotes internal growth in its retail operations through a combination of marketing programs and employee incentives. Inergy enjoys strong relationships with builders, mortgage companies and real estate agents, which enables Inergy to access customers as new residences are built. Inergy also provides various financial incentives for customers who sign up for its automatic delivery program, including level payment, fixed price and price cap programs. Inergy provides all customers with supply, repair and maintenance contracts and 24-hour customer service. In addition, Inergy has an employee bonus program and other incentives that foster an entrepreneurial environment by rewarding employees who expand revenues by attracting new customers while controlling costs. Inergy intends to continue to aggressively seek new customers and promote internal growth through local marketing and service programs in its residential propane business.

Strong Wholesale Supply, Marketing and Distribution Business.    One of its distinguishing strengths is Inergy’s procurement and distribution expertise and capabilities. For the fiscal year ended September 30, 2004 pro forma for the Star Gas Propane Acquisition, Inergy delivered approximately 385 million gallons of propane on a wholesale basis to independent dealers, multi-state marketers, petrochemical companies, refinery and gas processors and a number of other natural gas liquids (NGL) marketing and distribution companies. These operations are significantly larger on a relative basis than the wholesale operations of most publicly traded propane businesses. Inergy also provides transportation services to these distributors through its fleet of transport vehicles, and price risk management services to its customers through a variety of financial and other instruments. The presence of Inergy’s trucks serving its wholesale customers allows Inergy to take advantage of various pricing and distribution inefficiencies that exist in the market from time to time. Inergy believes its wholesale business enables it to obtain valuable market intelligence and awareness of potential acquisition opportunities. Because Inergy sells on a wholesale basis to many residential and commercial retailers, it has an ongoing relationship with a large number of businesses that may be attractive acquisition opportunities for Inergy. Inergy believes that it will have an adequate supply of propane to support its growing retail operations at prices that are generally available only to large wholesale purchasers. This purchasing scale and resulting expertise also helps Inergy avoid shortages during periods of tight supply to an extent not generally available to other retail propane distributors.

Flexible Financial Structure.    Inergy believes its ability to access the capital markets and maintain a low cost of capital is a competitive strength. Since Inergy’s initial public offering in 2001, Inergy has communicated its intention to maintain a strong credit profile. Concurrently with the consummation of the Star Gas Propane Acquisition, Inergy entered into a new $250.0 million revolving acquisition credit facility and a $75.0 million revolving working capital credit facility with terms substantially similar to its existing facilities. Including its initial public offering in January 2001, Inergy has accessed the equity markets seven times, raising approximately $443 million of net proceeds. In addition, Inergy funded two significant acquisitions directly with equity.

Proven Acquisition Expertise.    Since Inergy’s predecessor’s inception and through December 31, 2004, Inergy has acquired and successfully integrated 45 companies. Inergy’s executive officers and key employees, who average more than 15 years experience in the propane and energy-related industries, have developed business relationships with retail propane owners and businesses throughout the United States. These significant industry contacts have enabled Inergy to negotiate most of its acquisitions on an exclusive basis. Inergy believes that this acquisition expertise should allow it to continue to grow through strategic and accretive acquisitions. Inergy’s acquisition program will continue to seek:

•	businesses in attractive propane market areas;

•	established names with local reputations for customer service and reliability;

•	high concentration of propane sales to residential customers; and

•	the retention of key employees in acquired businesses.

Inergy’s Operations

Inergy’s operations reflect its two reportable segments: retail sales operations and wholesale sales operations.

Retail Operations

Customer Service Centers.

Inergy currently distributes propane to approximately 600,000 retail customers from 280 customer service centers in 27 states. Inergy markets propane primarily in rural areas, but also has a significant number of customers in suburban areas where energy alternatives to propane such as natural gas are generally not available.

Inergy markets its propane primarily in the eastern half of the United States through its customer service centers using primarily 21 regional brand names. The following table shows Inergy’s customer service centers by state:

State	Number of Customer Service Centers
Arkansas	3
Connecticut	2
Florida	15
Georgia	10
Illinois	4
Indiana	38
Kentucky	3
Maine	4
Maryland	10
Massachusetts	5
Michigan	33
Minnesota	1
New Hampshire	3
New Jersey	4
New York	11
North Carolina	11
Ohio	32
Oklahoma	6
Pennsylvania	6
Rhode Island	1
South Carolina	3
Tennessee	5
Texas	44
Vermont	7
Virginia	7
West Virginia	3
Wisconsin	9

Total	280

From its customer service centers, Inergy also sells, installs and services equipment related to its propane distribution business, including heating and cooking appliances. Typical customer service centers consist of an office and service facilities, with one or more 12,000 to 30,000 gallon bulk storage tanks. Some of Inergy’s customer service centers also have an appliance showroom. Inergy has several satellite facilities that typically contain only large capacity storage tanks. Inergy has approximately 22.4 million gallons of above-ground propane storage capacity at its customer service centers and satellite locations.

Customer Deliveries

Retail deliveries of propane are usually made to customers by means of Inergy’s fleet of bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds 2,500 to 3,000 gallons, into a stationary storage tank at the customer’s premises. The capacity of these tanks ranges from 100 gallons to 1,200 gallons, with a typical tank having a capacity of 100 to 300 gallons in milder climates and 500 to 1,000 gallons in colder climates. Inergy also delivers propane to retail customers in portable cylinders, which typically have a capacity of five to 35 gallons. These cylinders are picked up and replenished at Inergy’s distribution locations, then returned to the retail customer. To a limited extent, Inergy also delivers propane to certain customers in larger trucks known as transports, which have an average capacity of approximately 10,000 gallons. These customers include industrial customers, large-scale heating accounts and large agricultural accounts.

During the fiscal year ended September 30, 2004, pro forma for the Star Gas Propane Acquisition, Inergy delivered approximately 309 million gallons to retail accounting for approximately 93% of its gross profit. Inergy’s retail volume sales were made to residential, industrial and commercial, and agricultural customers as follows:

•	approximately 67% to residential customers;

•	approximately 24% to industrial and commercial; and

•	approximately 9% to agricultural customers.

No single retail customer accounted for more than 1% of Inergy’s revenue during the fiscal year ended September 30, 2004.

Over half of Inergy’s residential customers receive their propane supply under an automatic delivery program. Under the automatic delivery program, Inergy delivers propane to its heating customers approximately six times during the year. Inergy determines the amount of propane delivered based on weather conditions and historical consumption patterns. Inergy’s automatic delivery program eliminates the customer’s need to make an affirmative purchase decision, promotes customer retention by ensuring an uninterrupted supply and enables Inergy to efficiently route deliveries on a regular basis. Inergy promotes this program by offering level payment billing, discounts, fixed price options and price caps. In addition, Inergy provides emergency service 24 hours a day, seven days a week, 52 weeks a year. Inergy owns approximately 85% of the retail propane tanks located at customer locations. In most states, due to fire safety regulations, a leased tank may only be refilled by the propane distributor that owns that tank. The inconvenience and costs associated with switching tanks and suppliers greatly reduces a customer’s tendency to change distributors. Inergy’s tank lease programs are valuable from the standpoint of retaining customers and maintaining profitability.

The propane business is seasonal with weather conditions significantly affecting demand for propane. Inergy believes that the geographic diversity of its areas of operations helps to minimize its exposure to regional weather. Although overall demand for propane is affected by climate, changes in price and other factors, Inergy believes its residential and commercial business to be relatively stable due to the following characteristics:

•	residential and commercial demand for propane has been relatively unaffected by general economic conditions due to the largely non-discretionary nature of most propane purchases by Inergy’s customers;

•	loss of customers to competing energy sources has been low;

•	the tendency of its customers to remain with Inergy due to the product being delivered pursuant to a regular delivery schedule and to Inergy’s ownership of approximately 85% of the storage tanks utilized by Inergy’s customers; and

•	Inergy’s ability to offset customer losses through internal growth of its customer base in existing markets.

Since home heating usage is the most sensitive to temperature, residential customers account for the greatest usage variation due to weather. Variations in the weather in one or more regions in which Inergy operates, however, can significantly affect the total volumes of propane it sells and the margins it realizes and, consequently, its results of operations. Inergy believes that sales to the commercial and industrial markets, while affected by economic patterns, are not as sensitive to variations in weather conditions as sales to residential and agricultural markets.

Supply

Three of Inergy’s suppliers, Sunoco, Inc. (18%), Dominion Transmission Inc. (12%), and ExxonMobil Oil Corp. (11%), accounted for approximately 41% of propane purchases during fiscal 2004. Inergy believes its contracts with these suppliers will enable it to purchase most of its supply needs at market prices and will provide it with adequate supply. No other single supplier accounted for more than 10% of Inergy’s propane purchases in fiscal 2004.

Transportation Assets, Truck Fabrication and Maintenance

Inergy’s transportation assets are operated by L&L Transportation, LLC, a wholly owned subsidiary of Inergy’s operating company, Inergy Propane, LLC. The transportation of propane requires specialized equipment. Propane trucks carry specialized steel tanks that maintain the propane in a liquefied state. As of December 31, 2004, Inergy operated a fleet of approximately 88 tractors, 174 transports, 1,359 bobtail and rack trucks and 1,265 other service and pick-up trucks. In addition to supporting its retail and wholesale propane operations, Inergy’s fleet is also used to deliver butane and ammonia for third parties and to distribute natural gas for various processors and refiners.

Inergy owns truck fabrication and maintenance facilities located in Indiana, Florida, and Texas. Inergy believes that its ability to build and maintain the trucks it uses in its propane operations significantly reduces the costs Inergy would otherwise incur in purchasing and maintaining its fleet of trucks.

Pricing Policy

Inergy’s pricing policy is an essential element in its successful marketing of propane. Inergy bases its pricing decisions on, among other things, prevailing supply costs, local market conditions and local management input. Inergy relies on its regional management to set prices based on these factors. Inergy’s local managers are advised regularly of any changes in the posted prices of its propane suppliers. Inergy believes its propane pricing methods allow it to respond to changes in supply costs in a manner that protects Inergy’s customer base and gross margins. In some cases, however, Inergy’s ability to respond quickly to cost increases could cause its retail prices to rise more rapidly than those of its competitors, possibly resulting in a loss of customers.

Billing and Collection Procedures

Inergy retains its customer billing and account collection responsibilities at the local level. Inergy believes that this decentralized approach is beneficial for a number of reasons:

•	customers are billed on a timely basis;

•	customers are more likely to pay a local business;

•	cash payments are received faster; and

•	local personnel have current account information available to them at all times in order to answer customer inquiries.

Trademark and Tradenames

Inergy uses a variety of trademarks and tradenames, which Inergy owns, including “Inergy” and “Inergy Services.” Inergy believes that its strategy of retaining the names of the companies Inergy acquires has maintained the local identification of such companies and has been important to the continued success of the acquired businesses. Inergy’s most significant tradenames are “Bradley Propane,” “Burnwell Gas,” “Country Gas,” “Gaylord Gas,” “Hancock Gas,” “Highland Propane,” “Hoosier Propane,” “Independent Propane,” “McCracken,” “Premier Propane,” “Pro Gas” and “United Propane.” As a result of the Star Gas Propane

Acquisition and other recent acquisitions, Inergy now markets its propane products under nine additional regional brand names: “Blue Flame,” “Modern Gas,” “Moulton Gas,” “Northwest Energy,” “Ohio Gas and Appliance,” “Pearl Gas,” “Pulver Gas,” “Silgas,” and “Tru Gas.” Inergy regards its trademarks, tradenames and other proprietary rights as valuable assets and believes that they have significant value in the marketing of Inergy’s products.

Inergy’s Wholesale Supply, Marketing and Distribution Operations

Inergy currently provides wholesale supply, marketing and distribution services to independent dealers, multi-state marketers, petrochemical companies, refinery and gas processors and a number of other NGL marketing and distribution companies, primarily in the Midwest and Southeast. During fiscal 2004 pro forma for Star Gas Propane Acquisition, Inergy’s wholesale supply, marketing and distribution operations accounted for approximately 7% of its gross profit.

Marketing and Distribution

One of Inergy’s distinguishing strengths is its procurement and distribution expertise and capabilities. Because of the size of its wholesale operations, Inergy has developed significant procurement and distribution expertise. This is partly the result of the unique background of Inergy’s management team, which has significant experience in the procurement aspects of the propane business. Inergy also offers transportation services to these distributors through Inergy’s fleet of transport trucks and price risk management services to its customers through a variety of financial and other instruments. Inergy’s wholesale supply, marketing and distribution business provides it with a relatively stable and growing income stream as well as extensive market intelligence and acquisition opportunities. In addition, these operations provide Inergy with more secure supplies and better pricing for its customer service centers. Moreover, the presence of its trucks across the Midwest and Southeast allows Inergy to take advantage of various pricing and distribution inefficiencies that exist in the market from time to time.

During the fiscal year ended September 30, 2004, Amerigas Propane LP accounted for approximately 5% of Inergy’s wholesale revenue. No other single wholesale customer accounted for more than 5% of Inergy’s wholesale revenue for the same period.

Supply

Inergy obtains a substantial majority of its propane from domestic suppliers, with Inergy’s remaining propane requirements provided by Canadian suppliers. During the fiscal year ended September 30, 2004, a majority of Inergy’s sales volume was purchased pursuant to contracts that have a term of one year; the balance of Inergy’s sales volume was purchased on the spot market. For the year ended September 30, 2004 Star Gas Propane purchased a majority of the propane supply under annual or longer term supply contracts that generally provide for pricing in accordance with market prices at the time of delivery. The percentage of Inergy’s contract purchases varies from year to year. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, and some contracts include a pricing formula that typically is based on such market prices. Some of these agreements provide maximum and minimum seasonal purchase guidelines.

Three suppliers accounted for approximately 41% of propane purchases during fiscal 2004. Inergy believes that its contracts with these suppliers will enable it to purchase most of its supply needs at market prices and ensures adequate supply. Those three suppliers, Sunoco, Inc., Dominion Transportation Inc. and ExxonMobil Oil Corp., accounted for 18%, 12%, and 11%, respectively, of Inergy’s propane purchases in fiscal 2004. No other single supplier accounted for more than 10% of its propane purchases in the fiscal 2004.

Propane generally is transported from refineries, pipeline terminals, storage facilities and marine terminals to Inergy’s approximately 950 bulk storage tanks. Inergy accomplishes this by using its transports and contracting with common carriers, owner-operators and railroad tank cars. Inergy’s customer service centers and satellite locations typically have one or more 12,000 to 30,000 gallon storage tanks, generally adequate to meet customer usage requirements for seven days during normal winter demand. Additionally, Inergy leases underground storage facilities from third parties under annual lease agreements.

Inergy engages in risk management activities in order to reduce the effect of price volatility on its product costs and to help insure the availability of propane during periods of short supply. Inergy is currently a party to propane futures transactions on the New York Mercantile Exchange and to forward and option contracts with various third parties to purchase and sell propane at fixed prices in the future. Inergy monitors these activities through enforcement of its risk management policy.

For more information on our reportable business segments, please read Note 12 to our Consolidated Financial Statements included in this document.

Employees

As of December 31, 2004, we had 2,773 full-time employees of which 134 were general and administrative and 2,639 were operational employees. Additionally, we employed 116 part-time employees, one of which was general and administrative and 115 were operational employees. We have approximately 158 employees that are members of a labor union. We believe that our relationship with our employees is satisfactory.

Government Regulation

Inergy is subject to various federal, state and local environmental, health and safety laws and regulations related to its propane business as well as those related to its ammonia and butane transportation operations. Generally, these laws impose limitations on the discharge and emission of pollutants and establish standards for the handling of solid and hazardous wastes. These laws generally include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state or local statutes. CERCLA, also known as the “Superfund” law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a hazardous substance into the environment. While propane is not a hazardous substance within the meaning of CERCLA, other chemicals used in Inergy’s operations may be classified as hazardous. The laws and regulations referred to above could result in the imposition of civil or criminal penalties in cases of non-compliance or the imposition of liability for remediation costs. Inergy has not received any notices that it has violated these laws and regulations in any material respect and it has not otherwise incurred any material liability thereunder.

National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the law in all of the states in which Inergy operates. In some states these laws are administered by state agencies, and in others they are administered on a county or municipal level. Regarding the transportation of propane, ammonia and butane by truck, Inergy is subject to regulations promulgated under the Federal Motor Carrier Safety Act. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. Inergy conducts ongoing training programs to help ensure that its operations are in compliance with applicable regulations. Inergy maintains various permits that are necessary to operate some of its facilities, some of which may be material to Inergy’s operations. Inergy’s management believes that the procedures currently in effect at all of Inergy’s facilities for the handling, storage and distribution of propane and the transportation of ammonia and butane are consistent with industry standards and are in compliance in all material respects with applicable laws and regulations.

Future developments, such as stricter environmental, health or safety laws and regulations could affect Inergy’s operations. It is not anticipated that Inergy’s compliance with or liabilities under environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on its business or operations. To the extent that any environmental liabilities, or environmental, health or safety laws, or regulations are made more stringent, there can be no assurance that Inergy’s results of operations will not be materially and adversely affected.

Title to Properties

As of December 31, 2004, Inergy owned 174 of Inergy’s 280 customer service centers and leased the balance. Inergy leases its Kansas City, Missouri headquarters. Inergy leases underground storage facilities with an aggregate capacity of approximately 48.6 million gallons of propane at ten locations under annual lease agreements. Inergy also leases capacity in several pipelines pursuant to annual lease agreements. For information concerning the location of Inergy’s customer service centers, please read “—Inergy’s Operations.”

Tank ownership and control at customer locations are important components to Inergy’s operations and customer retention. As of December 31, 2004, Inergy owned the following:

•	approximately 950 bulk storage tanks at approximately 410 locations with typical capacities of 12,000 to 30,000 gallons;

•	approximately 630,000 stationary customer storage tanks with typical capacities of 100 to 1,200 gallons; and

•	approximately 210,000 portable propane cylinders with typical capacities of up to 35 gallons.

Inergy believes that it has satisfactory title or valid rights to use all of its material properties. Although some of these properties are subject to liabilities and leases, liens for taxes not yet due and payable, encumbrances securing payment obligations under non-competition agreements entered in connection with acquisitions and immaterial encumbrances, easements and restrictions, Inergy does not believe that any of these burdens will materially interfere with Inergy’s continued use of these properties in its business, taken as a whole. Inergy’s obligations under its borrowings are secured by liens and mortgages on Inergy’s real and personal property.

In addition, Inergy believes that it has, or is in the process of obtaining, all required material approvals, authorizations, orders, licenses, permits, franchises and consents of, and has obtained or made all required material registrations, qualifications and filings with, the various state and local governmental and regulatory authorities which relate to ownership of its properties or the operations of its business.

Litigation

Inergy Holdings, L.P.

We are not a party to any litigation.

Inergy, L.P.

Inergy, L.P. is not currently a party to any material litigation. Inergy’s operations are subject to all operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing for use by consumers of combustible liquids such as propane. As a result, at any given time Inergy is a defendant in various legal proceedings and litigation arising in the ordinary course of business. Inergy maintains insurance policies with insurers in amounts and with coverages and deductibles as the managing general partner believes are reasonable and prudent. However, Inergy cannot assure that this insurance will be adequate to protect it from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. In addition, the occurrence of an explosion may have an adverse effect on the public’s desire to use Inergy’s products.

In the Star Gas Propane Acquisition, Inergy purchased the partnership interests of Star Gas Propane, L.P. rather than just its assets. Star Gas Partners, L.P., the former parent company of Star Gas Propane, is a named defendant in multiple federal securities class action lawsuits alleging that public disclosures made by it contained materially misleading information or omitted to state material information. Star Gas Propane is a named defendant in one of those lawsuits relating to the allegations described above. Star Gas Propane remained a defendant in this lawsuit after the closing of the Star Gas Propane Acquisition. Under Inergy’s purchase agreement entered into in connection with the Star Gas Propane Acquisition, Star Gas Partners, L.P. agreed to indemnify Inergy for damages relating to the securities disclosure claims described above without limitation as to the ultimate amount of such indemnity.

MANAGEMENT

Inergy Holdings, L.P.

The following table sets forth certain information with respect to the executive officers and members of the board of directors of our general partner, Inergy Holdings GP, LLC. Executive officers and directors will serve until their successors are duly appointed or elected.

Name	Age	Position with General Partner
John J. Sherman	49	President, Chief Executive Officer and Director
R. Brooks Sherman, Jr.	39	Senior Vice President and Chief Financial Officer
Laura L. Ozenberger	47	Vice President—General Counsel & Secretary
Warren H. Gfeller	52	Director
Arthur B. Krause	63	Director

We intend to name an additional independent director within one year following the consummation of this offering.

John J. Sherman will be President, Chief Executive Officer and a director of Inergy Holdings GP, LLC upon closing of this initial public offering and has also served as President, Chief Executive Officer and a director of Inergy GP, LLC since March 2001, and of Inergy’s predecessor from 1997 until July 2001. Prior to joining Inergy’s predecessor, he was a vice president with Dynegy Inc. from 1996 through 1997. He was responsible for all downstream propane marketing operations, which at the time were the country’s largest. From 1991 through 1996, Mr. Sherman was the president of LPG Services Group, Inc., a company he co-founded and grew to become one of the nation’s largest wholesale marketers of propane before Dynegy acquired LPG Services in 1996. From 1984 through 1991, Mr. Sherman was a vice president and member of the management committee of Ferrellgas, which is one of the country’s largest retail propane marketers.

R. Brooks Sherman, Jr. (no relation to Mr. John Sherman) will be Senior Vice President and Chief Financial Officer of Inergy Holdings GP, LLC upon closing of this initial public offering and has also served as Senior Vice President since September 2002 and Chief Financial Officer of Inergy GP, LLC since March 2001. Mr. Sherman previously served as Vice President from March 2001 until September 2002. He joined Inergy’s predecessor in December 2000 as Vice President and Chief Financial Officer. From 1999 until joining Inergy’s predecessor, he served as chief financial officer of MCM Capital Group. From 1996 through 1999, Mr. Sherman was employed by National Propane Partners, a publicly traded master limited partnership, first as its controller and chief accounting officer and subsequently as its chief financial officer. From 1995 to 1996, Mr. Sherman served as chief financial officer for Berthel Fisher & Co. Leasing Inc. and prior to 1995, Mr. Sherman was in public accounting with Ernst & Young and KPMG Peat Marwick.

Laura L. Ozenberger will be Vice President—General Counsel & Secretary of Inergy Holdings GP, LLC upon closing of this initial public offering and has also served as Vice President—General Counsel & Secretary of Inergy GP, LLC since February 2003. From 1990 to 2003, Ms. Ozenberger worked for Sprint Corporation. While at Sprint, Ms. Ozenberger served in a number of management roles in the Legal and Finance departments, including Assistant Corporate Secretary from 1996 through 2003. Prior to 1990, Ms. Ozenberger was in a private legal practice.

Warren H. Gfeller will be a member of Inergy Holdings GP, LLC’s board of directors upon closing of this initial public offering and has been a member of Inergy GP, LLC’s board of directors since March 2001. He was a member of Inergy’s predecessor’s board of directors since January 2001 until July 2001. He has engaged in private investments since 1991. From 1984 to 1991, Mr. Gfeller served as president and chief executive officer of Ferrellgas, Inc., a retail and wholesale marketer of propane and other natural gas liquids. Mr. Gfeller began his career with Ferrellgas in 1983 as an executive vice president and financial officer. Prior to joining Ferrellgas, Mr. Gfeller was the Chief Financial Officer of Energy Sources, Inc. and a CPA at Arthur Young & Co. He also serves as a director of Zapata Corporation and Chairman of the board of directors of Duckwall-ALCO Stores, Inc.

Arthur B. Krause will be a member of Inergy Holdings GP, LLC’s board of directors upon closing of this initial public offering and has been a member of Inergy GP, LLC’s board of directors since May 2003. Mr. Krause retired from Sprint Corporation in 2002, where he served as Executive Vice President and Chief Financial Officer from 1988 to 2002. He was President of United Telephone-Eastern Group from 1986 to 1988. From 1980 to 1986, he was Senior Vice President of United Telephone System. He also serves as a director of Westar Energy and Callnet Enterprises, Inc.

Board Committees

Audit Committee

Our general partner’s board of directors has established an audit committee to be effective upon the closing of this offering. Ultimately, three members of our general partner’s board of directors will serve on the audit committee that reviews our external financial reporting, is responsible for engaging our independent auditors and reviews procedures for internal auditing and the adequacy of our internal accounting controls. The members of the audit committee must meet the independence standards established by the Nasdaq National Market. Upon the completion of this offering, Messrs. Krause and Gfeller will be the initial members of the audit committee.

Conflicts Committee

Our general partner’s board of directors has the ability to establish a conflicts committee under our partnership agreement. The conflicts committee will consist of one or more members and will be charged with reviewing specific matters that our general partner’s board of directors believes may involve conflicts of interest. A conflicts committee will determine if the resolution of any conflict of interest submitted to it is fair and reasonable to us. In addition to satisfying certain other requirements, the members of the conflicts committee must meet the independence standards for service on an audit committee of a board of directors, which standards are established by the Nasdaq National Market. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our unitholders, and not a breach by us of any duties we may owe to our unitholders.

Compensation Committee

Our general partner’s board of directors has established a compensation committee of at least two independent directors to be effective upon the closing of this offering. The compensation committee will oversee compensation decisions and benefits for the officers of our general partner and will administer our Long-Term Incentive Plan and the Employee Unit Purchase Plan described below. Upon the completion of this offering, Messrs. Krause and Gfeller will be the members of the Compensation Committee.

Other Committees

Our general partner’s board of directors may establish other committees from time to time to facilitate our management.

Election of our Directors

Our general partner’s limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner’s board of directors will be elected by a voting member majority, as defined in the limited liability company agreement. For so long as John Sherman and his permitted transferees own 33% of our general partner, Mr. Sherman and such transferees will comprise the voting member majority and will be the only voting member of our general partner. Accordingly, Mr. Sherman and his permitted transferees will have the authority to elect all of the directors of our general partner.

Compensation of Directors

Historically, our general partner has paid no compensation to members of its board of directors for their service as directors. No additional remuneration will be paid to officers or employees of our general partner who also serve as directors. We anticipate that each independent director will receive a combination of cash and common unit options and restricted common unit grants as compensation for services rendered, including attending annual meetings of the board of directors and committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law. Further, our general partner has entered into indemnity agreements with each of its directors.

Compensation Committee Interlocks and Insider Participation

While certain of our executive officers and directors serve in such roles with the managing general partner of Inergy, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the board of directors or compensation committee of our general partner.

Inergy, L.P.

The following table sets forth certain information with respect to the executive officers and members of the board of directors of Inergy GP, LLC. Executive officers and directors will serve until their successors are duly appointed or elected.

Name	Age	Position with General Partner
John J. Sherman	49	President, Chief Executive Officer and Director
Phillip L. Elbert	46	Executive Vice President—Operations and Director
David G. Dehaemers	44	Executive Vice President—Corporate Development
R. Brooks Sherman, Jr.	39	Senior Vice President and Chief Financial Officer
Dean E. Watson	46	Senior Vice President—Wholesale, Supply Logistics & Transportation
Carl A. Hughes	51	Vice President—Business Development
Laura L. Ozenberger	47	Vice President—General Counsel & Secretary
Warren H. Gfeller	52	Director
Arthur B. Krause	63	Director
Robert A. Pascal	70	Director

Phillip L. Elbert has served as Executive Vice President—Operations and a director of Inergy GP, LLC since March 2001. He joined Inergy’s predecessor as Executive Vice President—Operations in connection with Inergy’s acquisition of the Hoosier Propane Group in January 2001. Mr. Elbert joined the Hoosier Propane Group in 1992 and was responsible for overall operations, including Hoosier’s retail, wholesale, and transportation divisions. From 1987 through 1992, he was employed by Ferrellgas, serving in a number of management positions relating to retail, transportation and supply. Prior to joining Ferrellgas, he was employed by Buckeye Gas Products, a large propane marketer from 1981 to 1987.

David G. Dehaemers has served as Executive Vice President—Corporate Development of Inergy GP, LLC since November 2003. Prior to joining Inergy, Mr. Dehaemers served as the Vice President—Corporate Development of Kinder Morgan G.P., Inc. (the general partner of Kinder Morgan Energy Partners, L.P.) and Kinder Morgan, Inc. from 2000 until 2003. He served as Vice President and Chief Financial Officer of Kinder Morgan, Inc. from 1999 until 2000. He served as Vice President, Chief Financial Officer and Treasurer of Kinder Morgan G.P., Inc. from 1997 until 2000.

Dean E. Watson has served as Senior Vice President of Wholesale, Supply Logistics & Transportation of Inergy GP, LLC since September 2002. From 1999 to 2002 he served as President and CEO of Texas Encore Materials. From 1982 to 1999, Mr. Watson worked for Koch Industries. While at Koch, Mr. Watson served in a variety of roles, including President and CEO of Koch Agriculture from 1995 to 1999, President of Koch Nitrogen Company from 1992 to 1995 and Vice President of Koch Carbon, Inc. from 1988 to 1990.

Carl A. Hughes has served as Vice President of Business Development of Inergy GP, LLC since March 2001. He joined Inergy’s predecessor as Vice President of Business Development in 1998. From 1996 through 1998, he served as a regional manager for Dynegy Inc., responsible for propane activities in 17 midwest and northeastern states. From 1993 through 1996, Mr. Hughes served as a regional marketing manager for LPG Services Group. From 1985 through 1992, Mr. Hughes was employed by Ferrellgas where he served in a variety of management positions.

Robert A. Pascal joined Inergy GP, LLC’s board of directors in July 2003, upon Inergy’s acquisition of the assets of United Propane, Inc. He owns the capital stock of the former United Propane and has served as it Chief Executive Officer since 1980. He also has 40 years of industry experience.

Executive Officer Compensation

The following table sets forth information concerning the compensation paid by our general partner and Inergy’s managing general partner to the chief executive officer and each of the four other most highly compensated executive officers for the year ended September 30, 2004. It is not currently anticipated that we will pay additional annual cash or cash bonus compensation to the officers of our general partners for service to us, but that such officers will be compensated through the Long-Term Incentive Plan we are adopting concurrently with this offering.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation					Long Term Compensation Awards
		From Us		From Inergy			Securities Underlying Options
		Salary	Bonus	Salary (1)	Bonus		From Us	From Inergy
John. J. Sherman President and Chief Executive Officer	2004 2003 2002	— — — —	— — — —	$250,000 250,000 250,000	$	— 150,000 150,000	— — —	— — — —
Phillip L. Elbert Executive Vice President Operations	2004 2003 2002	— — — —	— — — —	$200,000 200,000 200,000		$125,000 100,000 100,000	— — —	— — — —
David G. Dehaemers Executive Vice President—Corporate Development	2004 2003 2002	— — — —	— — — —	$200,000 8,333 —		— — —	— — —	— 50,000 — —
R. Brooks Sherman, Jr. Senior Vice President and Chief Financial Officer	2004 2003 2002	— — — —	— — — —	$170,000 170,000 143,750		$50,000 100,000 75,000	— — —	— — 20,000 —
Dean E Watson Senior Vice President—Wholesale, Supply, Logistics & Transportation	2004 2003 2002	— — —	— — —	$180,000 180,000 15,000	$	— 90,000 —	— — —	— — 75,000

(1)	Salary for Mr. Dean Watson in fiscal 2002 represents the pro rata portion of his annual salary from the date of his employment with Inergy on September 2, 2002. Salary for Mr. David Dehaemers in fiscal 2003 represents the pro rata portion of his annual salary from the date of his employment with Inergy on September 16, 2003.

Option Grants

There were no grants of common unit options to a named executive officer of our general partner or the general partner of Inergy during fiscal 2004.

Options Exercised and Year End Option Values

Inergy, L.P.

The following table sets forth information with respect to each named executive officer of Inergy concerning the number and value of exercisable and unexercisable unit options held as of September 30, 2004.

Aggregated Option/SAR Exercises in last Fiscal Year and September 30, 2004 Option Values

	Units Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at September 30, 2004		Value of Unexercised In-the-Money Options at September 30, 2004 (1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
John J. Sherman	—	—	—	—	—	—
Phillip L. Elbert	—	—	—	111,000	—	$1,813,740
David G. Dehaemers	—	—	—	50,000	—	$360,500
R. Brooks Sherman, Jr.	—	—	—	75,500	—	$1,159,270
Dean E. Watson	—	—	—	75,000	—	$951,750

(1)	Based on the $27.34 per unit fair market value of Inergy’s common units on September 30, 2004, the last trading day of fiscal 2004, less the option exercise price.

Long-Term Incentive Plan

Inergy Holdings, L.P.

We expect to adopt an Inergy Holdings, L.P. Long-Term Incentive Plan for the employees, directors and consultants of our general partner and employees, directors and consultants of our affiliates who perform services for us. The long-term incentive plan will consist of four components: restricted units, phantom units, unit options and unit appreciation rights. The long-term incentive plan will limit the number of units that may be delivered pursuant to awards to 2,000,000 units. Units withheld to satisfy exercise prices or tax withholding obligations are available for delivery pursuant to other awards. The plan will be administered by the compensation committee of the board of directors of our general partner.

The board of directors of our general partner and the compensation committee of the board may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our board of directors and the compensation committee of the board also have the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as may be required by the exchange upon which the common units are listed at that time, if any. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The plan will expire upon its termination by the board of directors or the compensation committee. Awards then outstanding will continue pursuant to the terms of their grants.

Restricted Units.    A restricted unit is a common unit that vests over a period of time and that during such time is subject to forfeiture. Initially, we do not expect to grant restricted units under the long-term incentive plan. In the future, the compensation committee may determine to make grants of restricted units under the plan to employees, directors and consultants containing such terms as the compensation committee determines. The compensation committee will determine the period over which restricted units granted to participants will vest. The compensation committee, in its discretion, may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control of our company, as defined in the plan, unless provided otherwise by the committee. Distributions made on restricted units may be subjected to the same vesting provisions as the restricted unit. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the compensation committee or the terms of the award agreement provide otherwise.

Common units to be delivered as restricted units may be common units acquired by us in the open market, common units acquired by us from any other person or any combination of the foregoing. If we issue new common units upon the grant of the restricted units, the total number of common units outstanding will increase.

We intend the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Phantom Units.    A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a common unit. Initially, we do not expect to grant phantom units under the long-term incentive plan. In the future, the compensation committee may determine to make grants of phantom units under the plan to employees and directors containing such terms as the compensation committee determines. The compensation committee will determine the period over which phantom units granted to employees and members of our board will vest. The committee, in its discretion, may base its determination upon the achievement of specified financial objectives. In addition, the phantom units will vest upon a change of control of our company, unless provided otherwise by the committee. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s phantom units will be automatically forfeited unless, and to the extent, the compensation committee or the terms of the award agreement provide otherwise.

Common units to be delivered upon the vesting of phantom units may be common units acquired by us in the open market, common units acquired by us from any other person or any combination of the foregoing. If we issue new common units upon vesting of the phantom units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution equivalent rights with respect to phantom units that entitle the holder to receive cash equal to any cash distributions made on common units while the phantom units are outstanding.

We intend the issuance of any common units upon vesting of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Unit Options.    The long-term incentive plan will permit the grant of options covering common units. The compensation committee may make grants under the plan to employees and members of our board containing such terms as the committee determines. Unit options will have an exercise price that may not be less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change of control of our company, unless provided otherwise by the committee. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s unvested unit options will be automatically forfeited unless, and to the extent, the option agreement or the compensation committee provides otherwise.

Upon exercise of a unit option (or a unit appreciation right settled in common units), we will issue new common units, acquire common units on the open market or directly from any person or use any combination of the foregoing, in the compensation committee’s discretion. If we issue new common units upon exercise of the unit options (or a unit appreciation right settled in common units), the total number of common units outstanding will increase. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees and members of our board of directors and to align their economic interests with those of common unitholders.

It is currently anticipated in connection with this offering that options to purchase              units will be awarded to                         .

Unit Appreciation Rights.    The long-term incentive plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in common units. Initially, we do not expect to grant unit appreciation rights under our long-term incentive plan. In the future, the compensation committee may determine to make grants of unit appreciation rights under the plan to employees and members of our board of directors containing such terms as the committee determines. Unit appreciation rights will have an exercise price that may not be less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the compensation committee. In addition, the unit appreciation rights will become exercisable upon a change in control of our company, unless provided otherwise by the committee. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s unvested unit appreciation rights will be automatically forfeited unless, and to the extent, the grant agreement or compensation committee provides otherwise.

Upon exercise of a unit option (or a unit appreciation right settled in common units), we will issue new common units, acquire common units on the open market or directly from any person or use any combination of the foregoing, in the compensation committee’s discretion. If we issue new common units upon exercise of the unit options (or a unit appreciation right settled in common units), the total number of common units outstanding will increase. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees and members of our board of directors and to align their economic interests with those of common unitholders.

Distribution Equivalent Rights.    The compensation committee may, in its discretion, grant distribution equivalent rights (“DERs”) with respect to awards other than restricted units. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the Award is outstanding. Payment of a DER may be subject to the same vesting terms as the Award to which it relates.

U.S. Federal Income Tax Consequences of Awards Under the Long-Term Incentive Plan.    When an option or unit appreciation right is granted, there are no income tax consequences for the participant or us. When an option or unit appreciation right is exercised, the participant recognizes compensation equal to the excess of the fair market value of the common unit on the date of exercise over the exercise price multiplied by the number of common units subject to the option or unit appreciation right that was exercised. In general, we are entitled to a deduction equal to the compensation recognized by the participant for our taxable year that ends with or within the taxable year in which the participant recognized the compensation.

Generally, when phantom units, DERs or restricted units are granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of common units and/or cash in respect of the award or the release of restrictions on restricted units, including any distributions that have been made thereon, the participant recognizes compensation equal to the fair market value of the cash and/or units as of the date of delivery or release.

Inergy, L.P.

Inergy’s managing general partner sponsors the Inergy Long-Term Incentive Plan for its directors, consultants and employees and the employees and consultants of its affiliates who perform services for Inergy. The summary of the long-term incentive plan contained herein does not purport to be complete but outlines its material provisions. The long-term incentive plan permits the grant of awards covering an aggregate of 1,735,100 Inergy common units which are granted in the form of Inergy common unit options and/or restricted Inergy common units; however not more than 565,600 restricted Inergy common units may be granted under the plan. Through February 28, 2004, Inergy has granted an aggregate of 1,161,064 Inergy common unit options pursuant to the Inergy Long-Term Incentive Plan. Inergy has not granted any restricted Inergy common units pursuant to the Long-Term Incentive Plan. The plan is administered by the compensation committee of Inergy’s managing general partner’s board of directors.

Restricted Units.    A restricted Inergy common unit is a “phantom” Inergy common unit that entitles the grantee to receive a Inergy common unit upon the vesting of the restricted Inergy common unit, or in the discretion of the compensation committee, the cash equivalent to the value of a Inergy common unit. The compensation committee may make grants under the plan to employees and directors containing such terms as the compensation committee determines under the plan. In general, restricted Inergy common units are subject to certain vesting conditions as determined by the compensation committee including a condition that restricted Inergy common units will not vest before the conversion of any Inergy senior subordinated units and will only vest upon, and in the same proportion as, the conversion of senior subordinated units into Inergy’s common units. In addition, the restricted Inergy common units will vest upon a change of control of Inergy’s managing general partner or Inergy.

If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s restricted Inergy common units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Inergy common units to be delivered upon the vesting of restricted Inergy common units may be Inergy common units acquired by Inergy’s managing general partner in the open market, Inergy common units already owned by Inergy’s managing general partner, Inergy common units acquired by Inergy’s managing general partner directly from us or any other person or any combination of the foregoing. Inergy’s managing general partner will be entitled to reimbursement by Inergy for the cost incurred in acquiring Inergy common units. If Inergy issues new Inergy common units upon vesting of the restricted Inergy common units, the total number of Inergy common units outstanding will increase. Following the subordination period, the compensation committee, in its discretion, may grant tandem distribution equivalent rights with respect to restricted Inergy common units. Distribution equivalent rights entitle the holder to receive “distributions” with respect to the restricted Inergy common unit in the same amount as if the holder owned a Inergy common unit.

Inergy intends the issuance of Inergy common units pursuant to the restricted Inergy common unit portion of the long-term incentive plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of Inergy common units. Therefore, plan participants will not pay any consideration for Inergy common units they receive, and Inergy will receive no remuneration for such Inergy common units.

Inergy Common Unit Options.    The long-term incentive plan currently permits, and Inergy’s managing general partner has made, grants of options covering Inergy common units. Pursuant to the plan, the compensation committee determines which employees and directors are granted options and the number of Inergy common units that will be granted to such individual. Inergy common unit options generally will have an exercise price equal to the fair market value of Inergy common units on the date of grant. In general, Inergy common unit options granted will become exercisable over a period determined by the compensation committee. In addition, under most Inergy common unit option grants, Inergy common unit options will become exercisable upon a change of control of Inergy’s managing general partner or Inergy. Generally, Inergy common unit options will expire after 10 years.

Upon exercise of a Inergy common unit option, Inergy’s managing general partner will acquire Inergy common units in the open market, or directly from Inergy or any other person, or use Inergy common units already owned by the managing general partner, or any combination of the foregoing. Inergy’s managing general partner will be entitled to reimbursement by Inergy for the difference between the cost incurred by Inergy’s managing general partner in acquiring these Inergy common units and the proceeds received by Inergy’s managing general partner from an optionee at the time of exercise. Thus, the cost of Inergy common unit options will be borne by Inergy. If Inergy issues new Inergy common units upon exercise of Inergy common unit options, the total number of Inergy common units outstanding will increase and Inergy’s managing general partner will pay Inergy the proceeds it received from the optionee upon exercise of Inergy common unit options. Inergy common unit option plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of Inergy common unitholders.

Termination and Amendment.    The board of directors of Inergy’s managing general partner in its discretion may terminate the long-term incentive plan at any time with respect to any Inergy common units for which a grant has not yet been made. The managing general partner’s board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of Inergy common units with respect to which awards may be granted subject to Inergy common unitholder approval as required by the exchange upon which Inergy common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

Employee Unit Purchase Plan

Inergy Holdings, L.P.

Our general partner sponsors a common unit purchase plan for its employees and the employees of its affiliates. Our common unit purchase plan permits participants to purchase our common units in market transactions from us, our general partner or any other person at the end of each fiscal quarter. We have reserved 100,000 of our common units for purchase under our common unit purchase plan. As determined by the compensation committee, our general partner may match each participant’s cash base pay or salary deferrals by an amount up to 10% of such deferrals and have such amount applied toward the purchase of additional common units. Our general partner has also agreed to pay the brokerage commissions, transfer taxes and other transaction fees associated with a participant’s purchase of our common units under the plan. The maximum amount that a participant may elect to have withheld from his or her salary or cash base pay with respect to common unit purchases in any calendar year may not exceed 10% of his or her base salary or wages for the year. The common units purchased on behalf of a participant under our common unit purchase plan generally are to be held by the participant for at least one year. To the extent a participant desires to sell or dispose of such common units prior to the end of this one-year holding period, the participant will be ineligible to participate in our common unit purchase plan again until the one-year anniversary of the date of such sale. Our common unit purchase plan is intended to serve as a means for encouraging participants to invest in our common units.

Inergy, L.P.

Inergy’s managing general partner sponsors a Inergy common unit purchase plan for its employees and the employees of its affiliates. The Inergy common unit purchase plan permits participants to purchase Inergy common units in market transactions from Inergy, Inergy’s general partners or any other person. All purchases made have been in market transactions, although Inergy’s plan allows it to issue additional Inergy common units. Inergy has reserved 100,000 Inergy common units for purchase under the Inergy common unit purchase plan. As determined by the compensation committee, Inergy’s managing general partner may match each participant’s cash base pay or salary deferrals by an amount up to 10% of such deferrals and have such amount applied toward the purchase of additional Inergy common units. Inergy’s managing general partner has also agreed to pay the brokerage commissions, transfer taxes and other transaction fees associated with a participant’s purchase of the

Inergy common units. The maximum amount that a participant may elect to have withheld from his or her salary or cash base pay with respect to Inergy common unit purchases in any calendar year may not exceed 10% of his or her base salary or wages for the year. Inergy common units purchased on behalf of a participant under the Inergy common unit purchase plan generally are to be held by the participant for at least one year. To the extent a participant desires to sell or dispose of such Inergy common units prior to the end of this one-year holding period, the participant will be ineligible to participate in the Inergy common unit purchase plan again until the one-year anniversary of the date of such sale. The Inergy common unit purchase plan is intended to serve as a means for encouraging participants to invest in Inergy common units. Inergy common units purchased through the Inergy common unit purchase plan for the fiscal years ended September 30, 2002, 2003 and 2004 were 3,280 Inergy common units, 10,277 Inergy common units and 9,518 Inergy common units, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Inergy Holdings, L.P.

The following table sets forth certain information as of December 31, 2004 regarding the beneficial ownership of our units by:

•	each person who then beneficially owned more than 5% of such units then outstanding;

•	each of the named executive officers of our general partner;

•	all of the directors of our general partner; and

•	all of the directors and executive officers of our general partner and the officers of Inergy’s managing general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders, as the case may be.

Name of Beneficial Owner(1):	Common Units Beneficially Owned Prior to Offering		Common Units Beneficially Owned After Offering
	Units	Percent	Percent
John J. Sherman(2)	8,438,313	52.44%	43.30%
David G. Dehaemers, Jr.	1,502,524	9.34%	7.71%
Phillip L. Elbert	1,056,879	6.57%	5.42%
Paul E. McLaughlin	1,054,789	6.56%	5.41%
Andrew L. Atterbury	971,525	6.04%	4.98%
William C. Gautreaux(3)	957,875	5.95%	4.91%
Carl A. Hughes(4)	925,587	5.75%	4.75%
R. Brooks Sherman, Jr.	456,034	2.83%	2.34%
Warren H. Gfeller	—	—	—
Arthur B. Krause	—	—	—
Laura L. Ozenberger	—	—	—
All directors and officers of our general partner and officers of Inergy’s managing general partner as a group (11 persons)	14,308,736	88.93%	73.42%

(1)	The address of each person listed above is Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112.
(2)	Mr. Sherman may be deemed to beneficially own all of the common units held by the John J. Sherman Revocable Trust dated May 4, 1994, of which Mr. Sherman serves as the trustee.
(3)	Mr. Gautreaux may be deemed to beneficially own all of the common units held by the William C. Gautreaux Revocable Trust dated March 8, 2004, of which Mr. Gautreaux serves as the trustee.
(4)	Mr. Hughes may be deemed to beneficially own all of the common units held by the Carl A. Hughes Revocable Trust dated September 13, 2002, of which Mr. Hughes serves as the trustee.

Inergy Holdings GP, LLC

The following table shows the beneficial ownership of Inergy Holdings GP, LLC upon completion of this offering.

Beneficial Ownership (2)
Name of Beneficial Owner (1)	Percent
John J. Sherman (3)	54.92%
David G. Dehaemers, Jr.	9.78%
Phillip L. Elbert	6.88%
Paul E. McLaughlin	6.87%
Andrew L. Atterbury	6.32%
William C. Gautreaux (4)	6.23%
Carl A. Hughes (5)	6.02%
R. Brooks Sherman, Jr.	2.97%
Warren H. Gfeller	—
Arthur B. Krause	—
Laura L. Ozenberger	—
All directors, officers of our general partner and officers of Inergy’s managing general partner as a group (10 persons)	93.13%

(1)	The address of each person listed above is Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112.
(2)	As of the date of this prospectus, voting rights attach only to Mr. John Sherman’s ownership interest. In the event Mr. John Sherman’s ownership fails to exceed 33%, the remaining owners of our general partner will acquire voting rights in proportion to their ownership interest.
(3)	Mr. Sherman may be deemed to beneficially own all of the common units held by the John J. Sherman Revocable Trust dated May 4, 1994, of which Mr. Sherman serves as the trustee.
(4)	Mr. Gautreaux may be deemed to beneficially own all of the common units held by the William C. Gautreaux Revocable Trust dated March 8, 2004, of which Mr. Gautreaux serves as the trustee.
(5)	Mr. Hughes may be deemed to beneficially own all of the common units held by the Carl A. Hughes Revocable Trust dated September 13, 2002, of which Mr. Hughes serves as the trustee.

Inergy, L.P.

The following table sets forth certain information as of February 28, 2005 regarding the beneficial ownership of Inergy’s units by:

•	each of the named executive officers of Inergy’s managing general partner;

•	all of the directors of Inergy’s managing general partner; and

•	all of the directors and executive officers of Inergy’s managing general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors or officers, as the case may be.

Name of Beneficial Owner (1)	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Senior Subordinated Units Beneficially Owned	Percentage of Senior Subordinated Units Beneficially Owned	Junior Subordinated Units Beneficially Owned	Percentage of Junior Subordinated Units Beneficially Owned	Percentage of Total LP Units Beneficially Owned	Percentage of Total Units Beneficially Owned(2)
John J. Sherman (3)	1,245,223	4.7%	1,568,028	28.6%	975,924	85.2%	11.5%	12.8%
Phillip L. Elbert	—	—	—	—	—	—	—	—
R. Brooks Sherman, Jr.	3,012	*	230	*	—	—	*	*
Carl A. Hughes	1,299	*	—	—	—	—	*	*
Laura L. Ozenberger	837	*	384	*	—	—	*	*
Dean E. Watson	1,373	*	—	—	—	—	*	*
David G. Dehaemers, Jr.	—	—	—	—	—	—	—	—
Arthur B. Krause	—	—	—	—	—	—	—	—
Robert A. Pascal	1,897,881	7.2%	390,449	7.1%	—	—	7.0%	6.9%
Warren H. Gfeller	2,955	*	9,773	*	—	—	*	*
All directors and executive officers as a group (nine persons)	3,152,580	12.0%	1,968,864	35.9%	975,924	85.2%	18.5%	19.7%

*	less than 1%
(1)	Unless otherwise indicated, the address of each person listed above is: Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112. All persons listed have sole voting power and investment power with respect to their units unless otherwise indicated.
(2)	The percentage of total units beneficially owned includes the approximate 1.4% implied units of the non-managing general partner of Inergy.
(3)	Includes 1,243,388 Inergy common units, 1,568,028 senior subordinated units and 975,925 junior subordinated units owned by Inergy Holdings, L.P. and its consolidated subsidiaries. In addition, Mr. Sherman may be deemed to beneficially own all of the units held by the John J. Sherman Revocable Trust dated May 4, 1994, of which Mr. Sherman serves as the trustee.
(4)	Includes 2,955 common units and 9,773 senior subordinated units held by an entity of which Mr. Gfeller is the managing member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with Inergy, L.P.

General.    Our cash-generating assets consist of our partnership interests, including incentive distribution rights, in Inergy, L.P., a publicly traded Delaware limited partnership, which operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business. Our incentive distribution rights in Inergy entitle us to receive an increasing percentage of total cash distributions made by Inergy as it reaches certain target distribution levels and have resulted in significantly increasing cash distributions to us.

Our aggregate partnership interests in Inergy consist of the following:

•	a 100% ownership interest in each of the managing general partner of Inergy, which manages Inergy’s business and affairs, and the non-managing general partner of Inergy, which owns an approximate 1.4% general partner interest in Inergy;

•	1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, representing an aggregate limited partner interest in Inergy of approximately 11.4%; and

•	all of the incentive distribution rights in Inergy which entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter.

Our Relationship with Inergy, L.P.’s General Partners

Inergy GP, LLC, Inergy’s managing general partner, manages the operations and activities of Inergy. Inergy Partners, LLC, Inergy’s non-managing general partner, owns an approximate 1.4% general partner interest in Inergy.

Distributions and payments are made by Inergy to its non-managing general partner and its affiliates in connection with the ongoing operation of Inergy. These distributions and payments were determined by and among affiliated entities and are not the result of arm’s length negotiations.

Cash distributions from Inergy are generally made approximately 98.6% to Inergy unitholders, including affiliates of its managing general partner as holders of Inergy common units and Inergy senior and junior subordinated units, and approximately 1.4% to its non-managing general partner. In addition, if distributions exceed the target levels in excess of the minimum quarterly distribution, we are entitled to receive increasing percentages of the distributions, up to a maximum of 48.0% of the distributions above the highest target level.

Inergy’s managing general partner and its affiliates do not receive any management fee or other compensation for the management of Inergy. Its managing general partner and its affiliates are reimbursed, however, for direct and indirect expenses incurred on Inergy’s behalf. For the fiscal year ended September 30, 2004, the expense reimbursement to Inergy’s managing general partner and its affiliates was approximately $2.9 million.

If Inergy’s managing general partner withdraws in violation of Inergy’s partnership agreement or is removed for cause, a successor general partner has the option to buy the general partner interests and incentive distribution rights of Inergy from the non-managing general partner of Inergy for a cash price equal to fair market value. If Inergy’s managing general partner withdraws or is removed under any other circumstances, Inergy’s non-managing general partner has the option to require the successor general partner to buy its general partner interests and incentive distribution rights for a cash price equal to fair market value.

If either of these options is not exercised, the general partner interests and incentive distribution rights of Inergy will automatically convert into common units of Inergy equal to the fair market value of those interests. In addition, Inergy will be required to pay the departing general partner for expense reimbursements.

Upon Inergy’s liquidation, the partners, including Inergy’s non-managing general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Indebtedness to Our Directors, Executive Officers and Others

On November 5, 2004, we entered into a series of promissory notes totaling $15 million in favor of certain of our owners, some of whom are directors and officers of our general partner. The promissory notes were issued to the following entities or individuals: Mr. John J. Sherman, as Trustee of the John J. Sherman Revocable Trust ($9,871,080), Mr. Paul E. McLaughlin ($1,233,885), Mr. William C. Gautreaux ($1,120,515), Mr. Carl A. Hughes ($1,082,745), Mr. Andrew Atterbury ($616,950), Mr. David G. Dehaemers, Jr. ($225,000) and a former employee ($849,825).

The promissory notes were issued in order to reduce the strike price of equity options that were held by key members of management enabling these officers to more readily exercise their options. All of these options were exercised during October and November 2004. No cash was contributed to us in exchange for their issuance. The promissory notes have identical terms and conditions, other than the amounts owed to each noteholder. Specifically, the promissory notes bear interest at a rate of 6.0% per annum. Interest on the promissory notes accrues from November 16, 2004 and is payable quarterly on February 15, May 15, August 15 and November 15 each year, commencing on February 15, 2005 and continuing until November 15, 2014, the maturity date. The promissory notes are subordinated to our other indebtedness under our Credit Agreement. The promissory notes will be paid in full with the net proceeds of this offering. For a more detailed description of the use of proceeds, please read “Use of Proceeds.”

Indemnification of Directors and Officers

Under our limited partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director of officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our partnership or any of our affiliates. Additionally, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was an employee (other than an officer) or agent of our partnership.

Any indemnification under our limited partnership agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited partnership agreement.

Related Party Transactions Involving Inergy

On July 31, 2003, as adjusted for Inergy’s two-for-one split in January 2004, Inergy acquired substantially all of the propane assets of United Propane, Inc. In exchange for these assets, Inergy issued 1,779,812 Inergy’s common units and 508,518 Inergy’s senior subordinated units to United Propane, paid approximately $2.7 million in cash to United Propane for inventory, accounts receivable, and other current assets, and assumed approximately $5.0 million of United Propane’s liabilities. Inergy filed a registration statement related to these 1,779,812 Inergy common units on August 29, 2003 and it was declared effective by the SEC on September 12, 2003.

Pursuant to a Unitholder Agreement with Inergy, United Propane agreed that for a three-year period it would vote 1,017,036 of Inergy common units it holds in favor of and in accordance with the recommendation of the majority of the board of Inergy’s managing general partner. United Propane also agreed, during this three-year period, to give Inergy a right of first refusal with respect to those same Inergy common units.

In connection with Inergy’s acquisition of assets from United Propane, Inc. on July 31, 2003, it entered into ten leases of real property formerly used by United Propane in its business. Inergy entered into five of these leases with United Propane, three of these leases with Pascal Enterprises, Inc. and two of these leases with Robert A. Pascal. Each of these leases provides for an initial five-year term, and is renewable by Inergy for up to two additional terms of five years each. During the initial term of these leases Inergy is required to make monthly rental payments totaling $59,167, of which $17,167 is payable to United Propane, $16,800 is payable to Pascal Enterprises, and $25,200 is payable to Mr. Pascal.

On May 1, 2004, Inergy’s operating company, Inergy Propane, LLC entered into a lease agreement with United Leasing, Inc. to lease a propane rail terminal known as the Curtis Bay Terminal having an address of 3101 Shell Rd., Baltimore, Maryland 21226 for the base monthly rent of $15,000.

Robert A. Pascal is the sole shareholder of United Propane, Pascal Enterprises and United Leasing and is on Inergy’s managing general partner’s board of directors.

Material Provisions of Our General Partner’s Limited Liability Company Agreement

Our general partner’s management and operations are governed by its limited liability company agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. The limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner’s board of directors will be elected by a voting member majority, as defined in the limited liability company agreement. For so long as John J. Sherman and his trust and their permitted transferees own 33% of the original ownership interests held by our owners prior to this offering (our “Original Unitholders”), Mr. Sherman, his trust or such transferees will comprise the voting member majority and will be the only voting member of our general partner. Accordingly, Mr. Sherman will have the authority to elect all of the directors of our general partner and admit new members, as well as vote on any other actions required to be presented to the owners of our general partner. If Mr. Sherman’s ownership fails to exceed 33% of the original ownership interests held by all of the Original Unitholders, the remaining owners of our general partner will acquire voting rights in proportion to their ownership interest of such original ownership interests. Further, these owners will lose their voting rights in proportion to any sales of original ownership interests in us. Our general partner and the owners of our general partner, whether or not voting, have a right of first refusal to purchase any interests in our general partner proposed to be sold to a third party. In addition, in the event Mr. Sherman elects to sell his interest in our general partner, Mr. Sherman will have the right to cause all other members of our general partner to sell their interests on the same terms. Likewise, if Mr. Sherman elects to sell his interest in our general partner, all other members of our general partner will also have the ability to participate in the sale on the same terms.

Restrictions on the Ability of Our Existing Owners to Transfer Their Interests in Us

In addition to the lock-up arrangements with our underwriters described in this prospectus, various agreements among our original unitholders will restrict their ability to transfer their interests in us. Pursuant to one such agreement, our original unitholders will be unable to transfer their units in us until August 2006 without the consent of the voting member majority of our general partner. In addition, a right of first refusal held by us should enable us to restrict transfers of interests in us by the original owners. Further, we have entered into agreements with Messrs. Atterbury, Dehaemers, B. Sherman and Elbert pursuant to which we are entitled to repurchase all or a portion of their equity interests in us if they cease to be employees of Inergy or one of its affiliates or if certain performance criteria are not met by Inergy. The exercise price on such options ranges from $4.85 per common unit to $0.00 per common unit. The exercise price on such options can be further adjusted (but not below $0.00 per common unit) as a result of distributions made by us that are in excess of or less than the portion of net income allocated to such common units. Finally, we have entered into agreements with Messrs. B. Sherman, Elbert and Atterbury pursuant to which they are entitled to require us to repurchase a portion of their equity interests in us. The price at which we may be required to repurchase such interests ranges from $4.85 per common unit to $4.40 per common unit. These prices can be further adjusted (but not below $0.00 per common unit) as a result of distributions made by us that are in excess of or less than the portion of net income allocated to such common units. These agreements will expire in April 2005, March 2005 and December 2006, respectively. These agreements are being amended and restated in connection with this offering, and a form of such agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including its owners) on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, if established, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If a conflicts committee is established, our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. If our general partner does not seek approval from such conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to our common unitholders.

The amount of cash that is available for distribution to our common unitholders is affected by decisions of our general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense related to any future indebtedness;

•	costs related to certain tax liabilities of one of our subsidiaries;

•	expenditures, at our election, to maintain or increase our general partner interest in Inergy; and

•	reserves our general partner believes prudent to maintain for the proper conduct of our business or to provide for future distributions.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders.

We do not have any officers or employees and rely solely on officers and employees of Inergy Holdings GP, LLC and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee, if established, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described below. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special provisions regarding affiliated transactions.    Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

Common Units

Our common units represent limited partner interests in us. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our limited partnership agreement. For a description of the relative rights and preferences of holders of our common units in and to our distributions, please read “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our limited partnership agreement, including voting rights, please read “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.”

Transfer Agent and Registrar

Duties.    American Stock Transfer & Trust Company will serve as registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of our common units except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.    The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. The general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

MATERIAL PROVISIONS OF THE

PARTNERSHIP AGREEMENT OF INERGY HOLDINGS, L.P.

The following is a summary of the material provisions of the partnership agreement of Inergy Holdings, L.P., which could impact our results of operations. Inergy Holdings, L.P.’s partnership agreement is included as an exhibit to the registration statement of which this prospectus constitutes a part.

We summarize the following provisions of the Inergy Holdings, L.P. partnership agreement elsewhere in this prospectus:

•	With regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

•	With regard to distributions of available cash, please read “Cash Distribution Policy.”

•	With regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization

The Partnership will be converted to a limited partnership concurrently with the closing of this offering and will have a perpetual existence.

Purpose

Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner may not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our affiliates or our subsidiaries to engage in activities other than the ownership of partnership interests in Inergy, L.P., our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner,

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in 27 states. If it were determined that the Partnership was conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected,

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion,

(3) change the term of our partnership,

(4) provide that the partnership is not dissolved upon an election to dissolve the partnership by our general partner that is approved by the holders of a majority of the outstanding common units, or

(5) give any person the right to dissolve the partnership other than our general partner’s right to dissolve the partnership with the approval of the holders of a majority of the outstanding common units.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in the name of the partnership., the location of the partnership’s principal place of business, the partnership’s registered agent or its registered office,

(2) the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement,

(3) a change that, in the sole discretion of our general partner, is necessary or advisable for the partnership to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,

(4) an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed,

(5) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

(6) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement,

(7) any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement,

(8) a change in our fiscal year or taxable year and related changes, and

(9) any other amendments substantially similar to any of the matters described in (1) through (8) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

(1) do not adversely affect our limited partners in any material respect,

(2) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute,

(3) are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in the partnership’s best interest and the best interest of our limited partners,

(4) are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

(5) are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of its limited partners or cause us or our subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such). Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by a majority of our outstanding units,

(2) the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries,

(3) the entry of a decree of judicial dissolution of us, or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of general partner interests in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a majority of our outstanding units may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as our general partner an entity approved by the holders of a majority of the outstanding common units, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner, and

(2) neither we nor the reconstituted limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless it is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as the general partner prior to March 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (including us), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. If our general partner is removed or withdraws and no successor is appointed, our general partner will continue the business of Inergy.

Upon the withdrawal of our general partner under any circumstances, the holders of a majority of the outstanding common units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 80% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, affiliates of our general partner will own 82.6% of the outstanding units.

In addition, we are required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests

Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner without the approval of the unitholders, subject to certain restrictions as described elsewhere in this prospectus. Please read “Certain Relationships and Related Transactions.”

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner.

Limited Call Right

If at any time not more than 15% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1) the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests, and

(2) the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If the partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that the partnership has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, the partnership may redeem the units held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	the general partner,

•	any departing general partner,

•	any person who is or was an affiliate of a general partner or any departing general partner,

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner, or

•	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether it would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of the partnership’s business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting purposes, our fiscal year ends September 30 of each calendar year. For tax reporting purposes, our tax year ends December 31 each year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner,

•	a copy of our tax returns,

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner,

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed,

•	information regarding the status of our business and financial condition, and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

MATERIAL PROVISIONS OF THE

PARTNERSHIP AGREEMENT OF INERGY, L.P.

The following is a summary of the material provisions of the partnership agreement of Inergy, L.P., which could impact our results of operations and those of Inergy. Inergy, L.P.’s partnership agreement is included as an exhibit to the registration statement of which this prospectus constitutes a part. Unless the context otherwise requires, references in this prospectus to the “Inergy partnership agreement,” constitutes references to the partnership agreement of Inergy, L.P.

We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

•	With regard to the transfer of Inergy common units, please read “Description of the Common Units—Transfer of Common Units.”

•	With regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization

Inergy was organized on March 7, 2001 and has a perpetual existence.

Purpose

Inergy’s purpose under its partnership agreement is limited to serving as a member of the operating company and engaging in any business activities that may be engaged in by the operating company or that are approved by the managing general partner. The limited liability company agreement of the operating company provides that the operating company may, directly or indirectly, engage in:

(1) its operations as conducted immediately before our initial public offering,

(2) any other activity approved by Inergy’s managing general partner but only to the extent that Inergy’s managing general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code, or

(3) any activity that enhances the operations of an activity that is described in (1) or (2) above.

Although Inergy’s managing general partner has the ability to cause Inergy, the operating company or its subsidiaries to engage in activities other than the wholesale and retail marketing and transportation of propane, the managing general partner has no current plans to do so. Inergy’s managing general partner is authorized in general to perform all acts deemed necessary to carry out Inergy’s purposes and to conduct its business.

Power of Attorney

Each Inergy limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to Inergy’s managing general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for Inergy’s qualification, continuance or dissolution. The power of attorney also grants Inergy’s managing general partner the authority to amend, and to make consents and waivers under, the Inergy partnership agreement.

Capital Contributions

Inergy’s unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a Inergy limited partner does not participate in the control of Inergy’s business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of Inergy partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to Inergy for his Inergy common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the managing general partner,

•	to approve some amendments to Inergy’s partnership agreement, or

•	to take other action under Inergy’s partnership agreement,

constituted “participation in the control” of Inergy’s business for the purposes of the Delaware Act, then the limited partners of Inergy could be held personally liable for Inergy’s obligations under the laws of Delaware, to the same extent as the managing general partner. This liability would extend to persons who transact business with Inergy who reasonably believe that the limited partner is a general partner. Neither the Inergy partnership agreement nor the Delaware Act specifically provides for legal recourse against Inergy’s managing general partner if a limited partner were to lose limited liability through any fault of Inergy’s managing general partner. While this does not mean that a limited partner of Inergy could not seek legal recourse, Inergy knows of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Inergy’s subsidiaries conduct business in 27 states. Maintenance of Inergy’s limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that Inergy was, by virtue of its membership interest in the operating company or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace Inergy’s managing general partner, to approve some amendments to Inergy’s partnership agreement, or to take other action under Inergy’s partnership agreement constituted “participation in the control” of Inergy’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for Inergy’s obligations under the law of that jurisdiction to the same extent as Inergy’s managing general partner under the circumstances. Inergy operates in a manner that Inergy’s managing general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Cash Distribution Policy

Distributions of Available Cash

General.    Within approximately 45 days after the end of each quarter, Inergy will distribute all of its available cash to Inergy unitholders of record on the applicable record date.

Definition of Available Cash.    Inergy defines available cash in its partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash that Inergy’s managing general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of Inergy’s business,

•	comply with applicable law, any of Inergy’s debt instruments, or other agreements, or

•	provide funds for distributions to Inergy unitholders and to Inergy’s non-managing general partner for any one or more of the next four quarters,

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under Inergy’s working capital facility and in all cases are used solely for working capital purposes or to pay distributions to partners of Inergy.

Minimum Quarterly Distribution.    Inergy common units are entitled to receive distributions from operating surplus of $0.30 per quarter, or $1.20 on an annualized basis, before any distributions are paid on Inergy subordinated units. There is no guarantee that Inergy will pay the minimum quarterly distribution on its common units in any quarter, and Inergy will be prohibited from making any distributions to its unitholders if it would cause an event of default under its credit facility. As reflected below, Inergy’s definition of operating surplus contains an $8.5 million basket. This basket does not reflect actual cash on hand that is available for distribution to Inergy unitholders. Rather, it is a provision that will enable Inergy, if it chooses, to distribute as operating surplus up to $8.5 million of cash Inergy receives in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.

Operating Surplus and Capital Surplus

General.    All cash distributed to Inergy unitholders will be characterized either as “operating surplus” or “capital surplus.” Inergy distributes available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus.    Inergy defines operating surplus in its partnership agreement, and for any period it generally means:

•	Inergy’s cash balance of $5.8 million at the closing of Inergy’s initial public offering;

•	plus $8.5 million (as described above);

•	plus all of Inergy’s cash receipts since its initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales of assets outside the ordinary course of business;

•	plus working capital borrowings made by Inergy after the end of a quarter but before the date of determination of operating surplus for the quarter;

•	less all of Inergy’s operating expenditures since its initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures;

•	less the amount of cash reserves that Inergy’s managing general partner deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus.    Inergy also defines capital surplus in its partnership agreement, and it will generally be generated only by:

•	borrowings by Inergy other than working capital borrowings,

•	sales of debt and equity securities by Inergy, and

•	sales or other dispositions of assets by Inergy for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions.    Inergy will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since Inergy began operations equals the operating surplus as of the most recent date of determination of available cash. Inergy will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. Inergy does not anticipate that it will make any distributions from capital surplus.

Subordination Period

General.    During Inergy’s subordination period, which is defined below, Inergy common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.30 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on Inergy common units from prior quarters, before any distributions of available cash from operating surplus may be made on any Inergy junior or senior subordinated units. The purpose of Inergy subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on Inergy common units.

Definition of Subordination Period.    Inergy defines the subordination period in its partnership agreement. The subordination period will extend until the first day of any quarter beginning after June 30, 2006 for Inergy senior subordinated units and June 30, 2008 for Inergy junior subordinated units that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding Inergy common units and Inergy subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date,

•	the adjusted operating surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding Inergy common units and Inergy subordinated units during those periods on a fully diluted basis and the related distribution on the approximate 1.4% general partner interest in Inergy during those periods, and

•	there are no arrearages in payment of the minimum quarterly distribution on Inergy common units.

Before the end of the subordination period, a portion of Inergy senior subordinated units may convert into Inergy common units on a one-for-one basis. In August 2004, 1,656,684 senior subordinated units converted into common units in accordance with this provision. After the distribution of available cash to Inergy partners in respect of any quarter ending on or after June 30, 2005, an additional 1,656,684 senior subordinated units may convert into common units. In addition, all remaining senior subordinated units may convert into common units after the distribution of available cash to Inergy partners with respect to any quarter ending on or after June 30, 2006.

Before the end of the subordination period, a portion of Inergy junior subordinated units may convert into Inergy common units on a one-for-one basis immediately after the distribution of available cash to Inergy partners in respect of any quarter ending on or after:

•	June 30, 2006 with respect to 286,272 junior subordinated units of Inergy,

•	June 30, 2007 with respect to 286,272 junior subordinated units of Inergy, and

•	June 30, 2008 with respect to all remaining junior subordinated units of Inergy.

The early conversions will occur if at the end of the applicable quarter each of the following occurs:

•	distributions of available cash from operating surplus on Inergy common units and Inergy subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding Inergy common units and subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date,

•	the adjusted operating surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding Inergy common units and subordinated units during those periods on a fully diluted basis and the related distribution on the approximate 1.4% general partner interest during those periods, and

•	there are no arrearages in payment of the minimum quarterly distribution on Inergy common units.

However, the early conversion of the second 1,656,684 of Inergy senior subordinated units and the second 286,272 Inergy junior subordinated units, as applicable, may not occur until at least one year following the early conversion of the first 1,656,684 of Inergy senior subordinated units and the first 286,272 Inergy junior subordinated units, as applicable.

Notwithstanding the foregoing, all outstanding Inergy junior subordinated units may convert into Inergy common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after June 30, 2006, if each of the following tests is met:

•	distributions of available cash from operating surplus on each of the outstanding Inergy common units and Inergy subordinated units equaled or exceeded the sum of $1.40 for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date,

•	the adjusted operating surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of $1.40 on all of the outstanding Inergy common units and Inergy senior and Inergy junior subordinated units during those periods on a fully diluted basis and the related distribution on the general partner interest during those periods,

•	all of Inergy senior subordinated units have been converted into Inergy common units, and

•	there are no arrearages in payment of the minimum quarterly distribution on Inergy common units.

Definition of Adjusted Operating Surplus.    Inergy defines “adjusted operating surplus” in its partnership agreement and for any period as:

•	operating surplus generated during that period,

•	less any net increase in working capital borrowings during that period,

•	less any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period,

•	plus any net decrease in working capital borrowings during that period,

•	plus any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations of Inergy during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period.    Upon expiration of the subordination period, each outstanding Inergy subordinated unit will convert into one Inergy common unit and will then participate pro rata with the other Inergy common units in distributions of available cash. In addition, if Inergy unitholders remove the Inergy’s managing general partner other than for cause, the subordination period will end, any then-existing arrearages on the Inergy common units will terminate, and each Inergy subordinated unit will immediately convert into one Inergy common unit.

Distributions of Available Cash from Operating Surplus During the Subordination Period

The Inergy partnership agreement, as amended, requires Inergy to make distributions of available cash from its operating surplus for any quarter during the subordination period in the following manner:

•	First, approximately 98.6% to Inergy common unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner until Inergy distributes for each outstanding Inergy common unit an amount equal to the minimum quarterly distribution for that quarter,

•	Second, approximately 98.6% to Inergy common unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner until Inergy distributes for each outstanding Inergy common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on Inergy common units for any prior quarters,

•	Third, approximately 98.6% to Inergy senior subordinated unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner until Inergy distributes for each Inergy senior subordinated unit an amount equal to the minimum quarterly distribution for that quarter,

•	Fourth, approximately 98.6% to Inergy junior subordinated unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner until Inergy distributes for each Inergy junior subordinated unit an amount equal to the minimum quarterly distribution for that quarter, and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions of Available Cash from Operating Surplus After the Subordination Period

The Inergy partnership agreement requires Inergy to make distributions of available cash from operating surplus for any quarter following the subordination period in the following manner:

•	First, approximately 98.6% to Inergy unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner until Inergy distributes for each Inergy outstanding unit an amount equal to the minimum quarterly distribution for that quarter, and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Given our ownership of Inergy’s managing general partner and non-managing general partner, we currently hold the incentive distribution rights, but may transfer these rights separately from our general partner interest in Inergy to an entity that controls or is controlled by Inergy’s managing general partner.

If for any quarter:

•	Inergy has distributed available cash from operating surplus to Inergy common and Inergy subordinated unitholders in an amount equal to the minimum quarterly distribution, and

•	Inergy has distributed available cash from operating surplus on outstanding Inergy common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution, then, Inergy will distribute any additional available cash from operating surplus for that quarter among Inergy’s unitholders and Inergy non-managing general partner in the following manner:

•	First, approximately 98.6% to all Inergy unitholders, pro rata, and approximately 1.4% to Inergy non-managing general partner, until each Inergy unitholder receives a total of $0.33 per unit for that quarter (the “first target distribution”),

•	Second, approximately 85.6% to all Inergy unitholders, pro rata, approximately 1.4% to Inergy non-managing general partner and 13% to us until each Inergy unitholder receives a total of $0.375 per Inergy unit for that quarter (the “second target distribution”),

•	Third, approximately 75.6% to all Inergy unitholders, pro rata, approximately 1.4% to Inergy non-managing general partner and 23% to us until each Inergy unitholder receives a total of $0.45 per Inergy unit for that quarter (the “third target distribution”), and

•	Thereafter, approximately 50.6% to all Inergy unitholders, pro rata, approximately 1.4% to Inergy non-managing general partner and 48% to us.

In each case the amount of the target distribution set forth above is exclusive of any distributions to Inergy common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the Inergy common units.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.    Inergy will make distributions of available cash from capital surplus in the following manner:

•	First, 98.6% to all Inergy unitholders, pro rata, and 1.4% to Inergy’s non-managing general partner, until Inergy distributes for each Inergy common unit that was issued in Inergy’s initial public offering, an amount of available cash from capital surplus equal to the initial public offering price of the Inergy common unit,

•	Second, 98.6% to Inergy common unitholders, pro rata, and 1.4% to Inergy’s non-managing general partner, until Inergy distributes for each common unit that was issued in Inergy’s initial public offering, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on Inergy’s common units, and

•	Thereafter, Inergy will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.    The Inergy partnership agreement treats a distribution of capital surplus as the repayment of the initial public offering price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per Inergy unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, Inergy’s minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for us to receive incentive distributions and for Inergy subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, Inergy will proportionately adjust the minimum quarterly distribution, target distribution levels, unrecovered initial unit price, the number of common units issuable during the subordination period without a unitholder vote and the number of common units into which a subordinated unit is convertible if Inergy combines its units into fewer units or subdivides its units into a greater number of units. In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes Inergy to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, Inergy will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if Inergy became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

If Inergy dissolves in accordance with its partnership agreement, Inergy will sell or otherwise dispose of its assets in a process called liquidation. Inergy will first apply the proceeds of liquidation to the payment of its creditors. Inergy will distribute any remaining proceeds to the unitholders and its non-managing general partner, in accordance with its capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Inergy common units to a preference over the holders of outstanding subordinated units upon the liquidation of Inergy, to the extent required to permit Inergy common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on Inergy common units. However, there may not be sufficient gain upon Inergy’s liquidation to enable the holders of Inergy common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of Inergy subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account Inergy’s incentive distribution rights.

Manner of Adjustments for Gain.    The manner of the adjustment is set forth in the Inergy partnership agreement. If Inergy’s liquidation occurs before the end of the subordination period, Inergy will allocate any gain to the partners in the following manner:

•	First, to Inergy’s non-managing general partner and the holders of Inergy units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances, which are not expected,

•	Second, approximately 98.6% to Inergy common unitholders, pro rata, and approximately 1.4% to the Inergy’s non-managing general partner until the capital account for each Inergy common unit is equal to the sum of:

(1) the unrecovered initial unit price on that Inergy common unit, plus

(2) the amount of the minimum quarterly distribution for the quarter during which Inergy’s liquidation occurs, plus

(3) any unpaid arrearages in payment of the minimum quarterly distribution on that Inergy common unit,

•	Third, approximately 98.6% to Inergy senior subordinated unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner until the capital account for each Inergy senior subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price on that Inergy senior subordinated unit, and

(2) the amount of the minimum quarterly distribution for the quarter during which Inergy’s liquidation occurs,

•	Fourth, approximately 98.6% to Inergy junior subordinated unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner until the capital account for each Inergy junior subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price on that Inergy junior subordinated unit, and

(2) the amount of the minimum quarterly distribution for the quarter during which Inergy’s liquidation occurs,

•	Fifth, approximately 98.6% to all Inergy unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner, until Inergy allocates under this paragraph an amount per Inergy unit equal to:

(1) the sum of the excess of the first target distribution per Inergy unit over the minimum quarterly distribution per Inergy unit for each quarter of Inergy’s existence, less

(2) the cumulative amount per Inergy unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per Inergy unit that Inergy distributed approximately 98.6% to Inergy unitholders, pro rata, and approximately 1.4% to Inergy’s non-managing general partner for each quarter of Inergy’s existence,

•	Sixth, approximately 85.6% to all Inergy unitholders, pro rata, approximately 1.4% to the Inergy’s non-managing general partner and 13% to us, until Inergy allocates under this paragraph an amount equal to:

(1) the sum of the excess of the second target distribution per Inergy unit over the first target distribution per Inergy unit for each quarter of Inergy’s existence, less

(2) the cumulative amount per Inergy unit of any distributions of available cash from operating surplus in excess of the first target distribution per Inergy unit that the Inergy distributed approximately 85.6% to Inergy unitholders, pro rata, approximately 1.4% to Inergy’s non-managing general partner and 13% to us for each quarter of Inergy’s existence,

•	Seventh, approximately 75.6% to all Inergy unitholders, pro rata, approximately 1.4% to Inergy’s non-managing general partner and 23% to us, until Inergy allocates under this paragraph an amount per Inergy unit equal to:

(1) the sum of the excess of the third target distribution per Inergy unit over the second target distribution per Inergy unit for each quarter of the Inergy’s existence, less

(2) the cumulative amount per Inergy unit of any distributions of available cash from operating surplus in excess of the second target distribution per Inergy unit that Inergy distributed approximately 75.6% to Inergy’s unitholders, pro rata, approximately 1.4% to Inergy’s managing general partner and 23% to us for each quarter of Inergy’s existence,

•	Thereafter, approximately 50.6% to all Inergy unitholders, pro rata, approximately 1.4% to Inergy’s non-managing general partner and 48% to us.

If the liquidation occurs after the end of the subordination period, the distinction between Inergy common units, Inergy senior subordinated units and Inergy junior subordinated units will disappear, so that clause (3) of the second priority above and all of the third and fourth priorities above will no longer be applicable.

Manner of Adjustments for Losses.    Upon Inergy’s liquidation, it will generally allocate any loss to its non-managing general partner and Inergy unitholders in the following manner:

•	First, approximately 98.6% to holders of Inergy junior subordinated units in proportion to the positive balances in their capital accounts and approximately 1.4% to Inergy’s non-managing general partner until the capital accounts of the holders of Inergy junior subordinated units have been reduced to zero,

•	Second, approximately 98.6% to the holders of Inergy senior subordinated units in proportion to the positive balances in their capital accounts and approximately 1.4% to Inergy’s non-managing general partner until the capital accounts of the holders of Inergy senior subordinated units have been reduced to zero,

•	Third, approximately 98.6% to the holders of Inergy common units in proportion to the positive balances in their capital accounts and approximately 1.4% to the Inergy’s non-managing general partner until the capital accounts of Inergy common unitholders have been reduced to zero, and

•	Thereafter, 100% to its non-managing general partner.

If the liquidation occurs after the end of the subordination period, the distinction between Inergy common units, Inergy senior subordinated units and Inergy junior subordinated units will disappear, so that all of the first and second bullets point above will no longer be applicable.

Adjustments to Capital Accounts Upon the Issuance of Additional Inergy Units.    Inergy will make adjustments to capital accounts upon the issuance of additional Inergy units. In doing so, it will allocate any unrealized, and, for tax purposes, unrecognized gain or loss resulting from the adjustments to Inergy unitholders and its managing general partner in the same manner as it allocates gain or loss upon liquidation. In the event that Inergy makes positive interim adjustments to the capital accounts, it will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional Inergy units or upon the Inergy’s liquidation in a manner which results, to the extent possible, in the capital account balances of its non-managing general partner equaling the amount which would have been in its capital account balance if no earlier positive adjustments to the capital accounts had been made.

Issuance of Additional Securities

The Inergy partnership agreement authorizes Inergy to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by Inergy managing general partner in its sole discretion without the approval of any limited partners. While any Inergy senior subordinated units remain outstanding, however, except discussed in the following paragraph, Inergy may not issue equity securities ranking senior to Inergy common units or an aggregate of more than 1,353,628 additional Inergy common units or units on a parity with Inergy common units, in each case, without the approval of the holders of a majority of the outstanding Inergy common units and subordinated units, voting as separate classes.

During or after the subordination period, Inergy may issue an unlimited number of Inergy common units as follows:

•	upon conversion of Inergy subordinated units,

•	under employee benefit plans,

•	upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of the managing general partner of Inergy,

•	in the event of a combination or subdivision of Inergy common units, or

•	in connection with an acquisition that has not been completed or a capital improvement that has not been commenced that would have resulted, on a pro forma basis, in an increase in Inergy’s adjusted operating surplus on a per unit basis for the preceding four-quarter period.

It is possible that Inergy will fund acquisitions through the issuance of additional Inergy common units or other equity securities. Holders of any additional Inergy common units issued by Inergy will be entitled to share equally with the then-existing holders of Inergy common units in Inergy’s distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of Inergy common units in Inergy’s net assets.

In accordance with Delaware law and the provisions of the Inergy partnership agreement, Inergy may also issue additional partnership interests that, in the sole discretion of Inergy’s managing general partner, have special voting rights to which the Inergy common units are not entitled.

Upon issuance of additional partnership interests in Inergy, Inergy’s non-managing general partner may make, but is not required to make additional capital contributions to the extent necessary to maintain its approximate 1.4% general partner interest in Inergy. If Inergy’s non-managing general partner chooses not to make an additional capital contribution equal to its percentage interest, such interest will be reduced to reflect its percentage of the total capital contributed. Moreover, Inergy’s non-managing general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Inergy common units, subordinated units or other equity securities whenever, and on the same terms that, Inergy issues those securities to persons other than Inergy’s non-managing general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by Inergy common units and subordinated units, that existed immediately prior to each issuance. The holders of Inergy common units will not have preemptive rights to acquire additional Inergy common units or other partnership interests.

Amendment of the Inergy Partnership Agreement

General

Amendments to the Inergy partnership agreement may be proposed only by or with the consent of Inergy’s managing general partner, which consent may be given or withheld in its sole discretion. To adopt a proposed amendment, other than the amendments discussed below, Inergy’s managing general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved:

•	during the subordination period, by a majority of the Inergy common units, excluding those Inergy common units held by Inergy GP, LLC and its affiliates (including us), and a majority of the subordinated units, voting as separate classes, and

•	after the subordination period, by a majority of the Inergy common units.

The voting provisions described above are referred to as a “unit majority.”

Prohibited Amendments

No amendment to Inergy’s partnership agreement may be made that would:

(1) enlarge the obligations of any limited partner of Inergy without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected,

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Inergy to its managing general partner or any of its affiliates without the consent of Inergy’s managing general partner, which may be given or withheld in its sole discretion,

(3) change the term of Inergy,

(4) provide that Inergy is not dissolved upon an election to dissolve Inergy by its managing general partner that is approved by the holders of a majority of the outstanding Inergy common units and subordinated units, voting as separate classes, or

(5) give any person the right to dissolve Inergy other than its managing general partner’s right to dissolve Inergy with the approval of the holders of a majority of the outstanding Inergy common units and subordinated units, voting as separate classes.

The provision of the Inergy partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

No Unitholder Approval

Inergy’s managing general partner may generally make amendments to the Inergy partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in the name of Inergy, the location of Inergy’s principal place of business, Inergy’s registered agent or its registered office,

(2) the admission, substitution, withdrawal or removal of partners in accordance with Inergy’s partnership agreement,

(3) a change that, in the sole discretion of Inergy’s managing general partner, is necessary or advisable for Inergy to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither Inergy, the operating company nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,

(4) an amendment that is necessary, in the opinion of our counsel, to prevent Inergy or Inergy GP, LLC or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed,

(5) subject to the limitations on the issuance of additional Inergy common units or other limited or general partner interests described above, an amendment that in the discretion of Inergy’s managing general partner is necessary or advisable for the authorization of additional limited or general partner interests,

(6) any amendment expressly permitted in the Inergy partnership agreement to be made by Inergy’s managing general partner acting alone,

(7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Inergy partnership agreement,

(8) any amendment that, in the discretion of Inergy’s managing general partner, is necessary or advisable for the formation by Inergy of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Inergy partnership agreement,

(9) a change in Inergy’s fiscal year or taxable year and related changes, and

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, Inergy’s managing general partner may make amendments to the Inergy partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of Inergy’s managing general partner:

(1) do not adversely affect Inergy’s limited partners (or any particular class of limited partners) in any material respect,

(2) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute,

(3) are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which Inergy’s limited partner interests are or will be listed for trading, compliance with any of which Inergy’s managing general partner deems to be in Inergy’s best interest and the best interest of its limited partners,

(4) are necessary or advisable for any action taken by Inergy’s managing general partner relating to splits or combinations of units under the provisions of Inergy partnership agreement, or

(5) are required to effect the intent of the provisions of the Inergy partnership agreement or are otherwise contemplated by the Inergy partnership agreement.

Opinion of Counsel and Unitholder Approval

The managing general partner of Inergy will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in Inergy being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to the Inergy partnership agreement will become effective without the approval of holders of at least 90% of the units unless Inergy obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of its limited partners or cause Inergy, the operating company or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding Inergy units in relation to other classes of Inergy units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Action Relating to the Operating Company

Without the approval of the holders of Inergy units representing a unit majority, Inergy’s managing general partner is prohibited from consenting on Inergy’s behalf, as the sole member of Inergy Propane, LLC, the Inergy’s operating company, to any amendment to the limited liability company agreement of Inergy’s operating company or taking any action on Inergy’s behalf permitted to be taken by a member of Inergy’s operating company, in each case that would adversely affect Inergy’s limited partners (or any particular class of Inergy limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

The Inergy partnership agreement generally prohibits Inergy’s managing general partner, without the prior approval of the holders of units representing a unit majority, from causing Inergy to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on Inergy’s behalf the sale, exchange or other disposition of all or substantially all of the assets of Inergy’s subsidiaries. The Inergy’s managing general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Inergy’s assets without that approval. Inergy’s managing general partner may also sell all or substantially all of Inergy’s assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in the Inergy partnership agreement are satisfied, Inergy’s managing general partner may merge Inergy or any of its subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in Inergy’s legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under Inergy partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

Inergy will continue as a limited partnership until terminated under the Inergy partnership agreement. Inergy will dissolve upon:

(1) the election of Inergy’s managing general partner to dissolve Inergy, if approved by the holders of units representing a unit majority,

(2) the sale, exchange or other disposition of all or substantially all of Inergy’s assets and properties and Inergy’s subsidiaries,

(3) the entry of a decree of judicial dissolution of Inergy, or

(4) the withdrawal or removal of Inergy’s managing general partners or any other event that results in its ceasing to be Inergy’s managing general partner other than by reason of a transfer of general partner interests by Inergy’s non-managing general partner in accordance with the Inergy partnership agreement or withdrawal or removal of Inergy’s managing general partner following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of Inergy units representing a unit majority may also elect, within specific time limitations, to reconstitute Inergy and continue Inergy’s business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the Inergy partnership agreement and having as managing general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to Inergy’s receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner, and

(2) neither Inergy, the reconstituted limited partnership nor the operating company would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon Inergy’s dissolution, unless it is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up Inergy’s affairs will, acting with all of the powers of Inergy’s managing general partner that the liquidator deems necessary or desirable in its judgment, liquidate Inergy’s assets and apply the proceeds of the liquidation as provided above in “—Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation of Inergy’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the Managing General Partner

Except as described below, Inergy’s managing general partner of Inergy has agreed not to withdraw voluntarily as a general partner or as managing member of the operating company prior to June 30, 2011 without obtaining the approval of the holders of at least a majority of the outstanding Inergy common units, excluding Inergy common units held by Inergy’s managing general partner and its affiliates (including us), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2011, the managing general partner of Inergy may withdraw as managing general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the Inergy partnership agreement. Notwithstanding the information above, the managing general partner of Inergy may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the Inergy’s managing general partner and its affiliates. Inergy’s managing general partner must withdraw as a general partner at any time after a transfer of its general partner interest upon obtaining the consent of the managing general partner. If Inergy’s managing general partner is removed or withdraws and no successor is appointed, Inergy’s managing general partner will continue the business of Inergy.

Upon the withdrawal of Inergy’s managing general partner under any circumstances, other than as a result of a transfer by Inergy’s non-managing general partner of all or a part of its general partner interest in Inergy, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Inergy will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue Inergy’s business and to appoint a successor general partner. Please read “—Termination and Dissolution” above.

Inergy’s managing general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by Inergy’s managing general partner and its affiliates (including us), and Inergy receives an opinion of counsel regarding limited liability and tax matters. Any removal of the Inergy’s managing general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by Inergy’s managing general partner and its affiliates would give it the practical ability to prevent its removal. As of December 31, 2004, affiliates of Inergy’s managing general partner owned 11.4% of the outstanding units.

The Inergy partnership agreement also provides that if Inergy’s managing general partner is removed as general partner under circumstances where cause does not exist and units held by the Inergy’s managing general partner and its affiliates are not voted in favor of that removal:

(1) the subordination period will end and all outstanding Inergy subordinated units will immediately convert into Inergy common units on a one-for-one basis,

(2) any existing arrearages in payment of the minimum quarterly distribution on Inergy common units will be extinguished, and

(3) Inergy’s non-managing general partner will have the right to convert its general partners interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

In the event of removal of the managing general partner under circumstances where cause exists or withdrawal of the managing general partner where that withdrawal violates the Inergy partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of Inergy’s non-managing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where Inergy’s managing general partner withdraws or is removed by the limited partners, Inergy’s non-managing general partner will have the option to require the successor general partner to purchase the general partner interests of Inergy’s non-managing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between Inergy’s non-managing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by Inergy’s non-managing general partner and the successor general partner will determine the fair market value. Or, if Inergy’s non-managing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either Inergy’s non-managing general partner or the successor general partner, Inergy’s non-managing general partner’s general partner interests and its incentive distribution rights will automatically convert into Inergy common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, Inergy is required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for Inergy’s benefit.

Transfer of Inergy’s General Partner Interests and Incentive Distribution Rights

Except for transfer by Inergy’s managing general partner of all, but not less than all, of its general partner interests in Inergy and the operating company to:

(1) Inergy’s non-managing general partner, or

(2) another entity as part of the merger or consolidation of the managing general partner or the non-managing general partner with or into another person or the transfer by the managing general partner or Inergy’s non-managing general partner of all or substantially all of its assets to another person, the managing general partner may not transfer all or any part of its general partner interest in Inergy and its membership interest in Inergy’s operating company to another person prior to June 30, 2011 without the approval of the holders of at least a majority of the outstanding Inergy common units, excluding Inergy common units held by Inergy’s managing general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Inergy partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of Inergy’s non-managing general partner’s interest in Inergy’s operating company and agree to be bound by the provisions of the limited liability company agreements of Inergy’s operating company.

Inergy’s non-managing general partner and its affiliates may at any time, however, transfer Inergy common units and Inergy subordinated units to one or more persons, without Inergy unitholder approval, except that they may not transfer Inergy subordinated units to Inergy. At any time, the members of Inergy’s managing general partner or Inergy’s non-managing general partner may sell or transfer all or part of their membership interests in Inergy’s managing general partner without the approval of the Inergy unitholders. Inergy’s non-managing general partner or its affiliates or Inergy’s non-managing general partner or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of Inergy unitholders; but, in each case, the transferee must agree to be bound by the provisions of Inergy partnership agreement. Prior to June 30, 2011, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding Inergy common units and Inergy subordinated units, voting as separate classes. On or after June 30, 2011 the incentive distribution rights in Inergy will be freely transferable.

Change of Management Provisions

The Inergy partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Inergy’s managing general partner as general partner or otherwise change management. If any person or group other than Inergy’s managing general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from Inergy’s managing general partner or its affiliates and any transferees of that person or group approved by Inergy’s managing general partner.

The Inergy partnership agreement also provides that if Inergy’s managing general partner is removed under circumstances where cause does not exist and units held by Inergy’s managing general partner and its affiliates are not voted in favor of that removal:

(1) the subordination period will end and all outstanding Inergy subordinated units will immediately convert into Inergy common units on a one-for-one basis,

(2) any existing arrearages in payment of the minimum quarterly distribution on the Inergy common units will be extinguished, and

(3) Inergy’s non-managing general partner will have the right to convert its general partner interests and its incentive distribution rights into common units of Inergy or to receive cash in exchange for those interests.

Limited Call Right

If at any time not more than 20% of the then-issued and outstanding Inergy limited partner interests of any class are held by persons other than Inergy’s managing general partner and its affiliates, Inergy’s managing general partner will have the right, which it may assign in whole or in part to any of its affiliates or to Inergy, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by Inergy’s managing general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1) the highest cash price paid by Inergy’s managing general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which Inergy’s managing general partner first mails notice of its election to purchase those limited partner interests, and

(2) the current market price as of the date three days before the date the notice is mailed.

As a result of Inergy’s managing general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of Inergy units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of Inergy’s limited partners and to act upon matters for which approvals may be solicited. Inergy common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by Inergy’s managing general partner at the written direction of the record holder. Absent direction of this kind, the Inergy common units will not be voted, except that, in the case of Inergy common units held by Inergy’s managing general partner on behalf of non-citizen assignees, Inergy’s managing general partner will distribute the votes on those Inergy common units in the same ratios as the votes of limited partners on other units are cast.

Inergy’s managing general partner does not anticipate that any meeting of Inergy unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by Inergy’s managing general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of Inergy unit has a vote according to his percentage interest in Inergy, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than Inergy’s managing general partner and its affiliates, or a direct or subsequently approved transferee of the managing general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Inergy common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the Inergy partnership agreement otherwise provides, subordinated units will vote together with Inergy common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Inergy common units under the Inergy partnership agreement will be delivered to the record holder by Inergy or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” Inergy common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of Inergy common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from Inergy, including liquidating distributions. Inergy’s managing general partner will vote and exercise other powers attributable to Inergy common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “—Meetings; Voting” above. Transferees that do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of Inergy common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of Inergy common units. Please read “Description of the Common Units—Transfer of Common Units.”

Non-Citizen Assignees; Redemption

If Inergy is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of Inergy’s managing general partner, create a substantial risk of cancellation or forfeiture of any property that Inergy has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, Inergy may redeem the units held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, Inergy’s managing general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within

30 days after a request for the information or Inergy’s managing general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon Inergy’s liquidation.

Indemnification

Under the Inergy’s partnership agreement, in most circumstances, Inergy will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	the general partners,

•	any departing general partner,

•	any person who is or was an affiliate of a general partner or any departing general partner,

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of the managing general partner or any departing general partner or any affiliate of a managing general partner or any departing general partner, or

•	any person who is or was serving at the request of a managing general partner or any departing general partner or any affiliate of a managing general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of Inergy’s assets. Unless it otherwise agrees in its sole discretion, the general partners will not be personally liable for, or have any obligation to contribute or loan funds or assets to Inergy to enable it to effectuate, indemnification. Inergy may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under Inergy partnership agreement.

Books and Reports

Inergy’s managing general partner is required to keep appropriate books of Inergy’s business at Inergy’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting purposes, Inergy’s fiscal year ends September 30 of each calendar year. For tax reporting purposes, Inergy’s tax year ends December 31 each year.

Inergy will furnish or make available to record holders of Inergy common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by Inergy’s independent public accountants. Except for its fourth quarter, Inergy will also furnish or make available summary financial information within 90 days after the close of each quarter.

Inergy will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Inergy’s ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying Inergy with specific information. Every Inergy unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies Inergy with information.

Right to Inspect Inergy’s Books and Records

The Inergy partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each Inergy partner,

•	a copy of Inergy’s tax returns,

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each Inergy partner and the date on which each became a partner,

•	copies of the Inergy partnership agreement, the certificate of the Inergy limited partnership, related amendments and powers of attorney under which they have been executed,

•	information regarding the status of Inergy’s business and financial condition, and

•	any other information regarding Inergy’s affairs as is just and reasonable.

Inergy’s managing general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which Inergy’s managing general partner believes in good faith is not in Inergy’s best interests or which Inergy is required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the Inergy partnership agreement, Inergy has agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any Inergy common units, senior or junior subordinated units or other partnership securities proposed to be sold by Inergy’s managing general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Inergy’s managing general partner as a general partner of Inergy. Inergy is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, management of our general partner will hold an aggregate of 16,090,000 common units. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests and other equity securities without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of common units then outstanding. See “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Issuance of Additional Securities.”

Following the completion of Inergy’s subordination period, any of the owners of our general partner may request that we register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities that are held by such owner. The voting member majority, in its discretion, has the authority to authorize or reject any such registration request, subject to reasonable restrictions that our general partner’s board of directors may impose based on market conditions. If the voting member majority approves a request by Mr. John Sherman for registration of any of his interests in us, registration rights will be offered to each owner of our general partner in proportion to such owner’s respective ownership interest. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions.

The owners of our general partner and their affiliates, including our general partner and the directors and executive officers of our general partner, have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

In addition to the lock-up arrangements with our underwriters described above, the owners of our general partner have agreed to restrict their ability to sell or otherwise transfer any of their interests in us until the completion of Inergy’s subordination period. Under this agreement, each of the owners will be unable to transfer its units in us until August 2006, unless the voting member majority of our general partner waives such restriction.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., tax counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to the Partnership.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane, including our allocable share of such income from Inergy. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Moreover, no ruling has been or will be sought from the IRS and the IRS has made no determination as to Inergy’s status for federal income tax purposes or whether its operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

•	Neither we, nor Inergy will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if Inergy were taxable as a corporation in any taxable year, our share of Inergy’s items of income, gain, loss and deduction would not be passed through to us and Inergy would pay tax on its income at corporate rates. If we or Inergy were taxable as corporations, losses recognized by Inergy would not flow through to us or our losses would not flow through to our unitholders, as the case may be. In addition, any distribution made by us to a unitholder (or by Inergy to us) would be treated as either taxable dividend income, to the extent of current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units (or our tax basis in our interest in Inergy), or taxable capital gain, after the unitholder’s tax basis in his units (or our tax basis in our interest in Inergy) is reduced to zero. Accordingly, taxation of either us or Inergy as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we and Inergy will be classified as partnerships for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of us will be treated as partners in us for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners for federal income tax purposes. As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions. We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through December 31, 2005, will be allocated an amount of federal taxable income for that period that will be less than         % of the cash distributed with respect to that period. This estimate is based upon the assumption that the current rate of distributions from Inergy will approximate the amount required to make a quarterly distribution of $0.225 per common unit and other assumptions with respect to our operations, gross income, capital expenditures, cash flow and anticipated cash distributions. Moreover, if Inergy is successful in increasing distributable cash flow over time, our income allocations from incentive distribution rights will increase and, therefore, our ratio of taxable income to cash distributions will further increase. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the units.

Basis of Units. A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by Inergy to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our assets and Inergy’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the unitholders immediately prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill we own at the time of this offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we or Inergy dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or Inergy owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “ —Disposition of Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets and Inergy’s assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own or Inergy owns. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

For tax year’s beginning prior to October 22, 2004, a regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. However, recent legislation adds net income derived from the ownership of an interest in a “qualified publicly traded partnership” to the categories of qualified income for a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for taxable years beginning after October 22, 2004.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1)	a person that is not a United States person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy related and Assessable Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in an “understatement” of income relating to such a transaction, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or Inergy do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We or Inergy will initially own property or may be deemed to do business in the following states: Arkansas, California, Connecticut, Florida, Georgia, Illinois, Indiana, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, West Virginia and Wisconsin. Each of these states, except Florida and Texas, currently impose a personal income tax. We or Inergy may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

UNDERWRITING

Lehman Brothers Inc. is acting as representative of the underwriters. Under the terms of an Underwriting Agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Lehman Brothers Inc.
A.G. Edwards & Sons, Inc.
Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC

Total	3,400,000

The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby, if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material change in the condition of us or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial public offering price and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit
Total

The representative of the underwriters has advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $             per common unit. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to other dealers. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $1.1 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 510,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 3,400,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, our affiliates that own common units, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, subject to some exceptions, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common units or any securities which may be converted into or exchanged for any common units or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units for a period of 180 days from the date of this prospectus other than permitted transfers.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Lehman Brothers Inc., in its sole discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders’ reasons for requesting the release, the number of common units for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representative and us. In determining the initial public offering price of our common units, the representative will consider:

•	the history and prospects for the industry in which we compete,

•	our financial information,

•	the ability of our management and our business potential and earning prospects,

•	the prevailing securities markets at the time of this offering, and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 170,000 common units offered hereby for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Nasdaq National Market

We have applied to list our common units for quotation on the Nasdaq National Market under the symbol “NRGP.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior written approval of the customer.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for Inergy for which they have received customary fees and expenses. An affiliate of Lehman Brothers Inc. is the lender under our new term loan, a portion of which will be repaid with the net proceeds from this offering. As a result, Lehman Brothers may have a conflict of interest with respect to this offering because it has interests in the successful completion of this offering beyond the underwriting discount and commissions it will receive. For this reason, A.G. Edwards & Sons, Inc. has agreed to act as a “qualified independent underwriter” as such role is defined by Rule 2720 of the National Association of Securities Dealers, Inc.’s Conduct Rules. Such provisions require, among other things, that the initial public offering price be no higher than that recommended by a “qualified independent underwriter” who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of “due diligence” with respect thereto. The initial public offering price of the common units will not be higher than the price recommended by A.G. Edwards & Sons, Inc. Lehman Brothers Inc. also served as an initial purchaser in Inergy’s private placement of $425 million of 6.875% senior notes in December 2004, and both Lehman Brothers Inc. and A.G. Edwards & Sons, Inc. were underwriters in connection with Inergy’s public offering of 5,060,000 of its common units in December 2004. The underwriters and their affiliates may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

NASD Conduct Rules

Because the NASD views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at September 30, 2003 and 2004 and for each of the years in the three-year period ended September 30, 2004 as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority and as experts in accounting and auditing.

The combined financial statements of Star Gas Propane, L.P. and Subsidiary as of September 30, 2003 and 2004 and for each of the years in the three-year period ended September 30, 2004 have been included in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent auditors, included herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the combined financial statements of Star Gas Propane, L.P. and Subsidiary contains an explanatory paragraph that states that there is substantial doubt about the ability of Star Gas Propane, L.P.’s parent to continue as a going concern and consequently there is substantial doubt about the ability of Star Gas Propane, L.P. to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. The audit report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 regarding the common units offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you should review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded at no cost from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

Index to Financial Statements and Financial Statement Schedules

Page
Inergy Holdings, L.P. Unaudited Pro Forma Condensed Combined Financial Statements:
Introduction	F-2
Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2004	F-4
Unaudited Pro Forma Condensed Combined Income Statement for the three month period ended December 31, 2004	F-5
Unaudited Pro Forma Condensed Combined Income Statement for the year ended September 30, 2004	F-6
Notes to Unaudited Pro Forma Condensed Combined Financial Statements	F-7

Inergy Holdings, LLC and Subsidiaries Consolidated Interim Financial Statements:
Consolidated Balance Sheets as of December 31, 2004 (unaudited) and September 30, 2004	F-9
Unaudited Consolidated Statements of Operations for the three months ended December 31, 2003 and 2004	F-11
Unaudited Consolidated Statement of Members’ Equity for the three months ended December 31, 2004	F-12
Unaudited Consolidated Statements of Cash Flows for the three months ended December 31, 2003 and 2004	F-13
Unaudited Notes to Consolidated Financial Statements	F-15

Inergy Holdings, LLC and Subsidiaries Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-23
Consolidated Balance Sheets of Inergy Holdings, LLC and Subsidiaries as of September 30, 2003 and September 30, 2004	F-24
Consolidated Statements of Income of Inergy Holdings, LLC and Subsidiaries for the years ended September 30, 2002, September 30, 2003 and September 30, 2004	F-25
Consolidated Statements of Members’ Equity of Inergy Holdings, LLC and Subsidiaries as of September 30, 2002, September 30, 2003 and September 30, 2004	F-26
Consolidated Statements of Cash Flows of Inergy Holdings, LLC and Subsidiaries as of September 30, 2002, September 30, 2003 and September 30, 2004	F-27
Notes to the Consolidated Financial Statements of Inergy Holdings, LLC and Subsidiaries	F-29

Inergy Holdings, LLC and Subsidiaries Financial Statement Schedules:
Schedule II—Valuation and Qualifying Accounts as of September 30, 2003 and 2004	F-53

Star Gas Propane, L.P. and Subsidiary Financial Statements:
Independent Auditors’ Report	F-54
Combined Balance Sheets of Star Gas Propane, L.P. and Subsidiary as of September 30, 2003 and September 30, 2004	F-55
Combined Statements of Operations of Star Gas Propane, L.P. and Subsidiary for the years ended September 30, 2002, September 30, 2003 and September 30, 2004	F-56
Combined Statements of Comprehensive Income (loss) of Star Gas Propane, L.P. and Subsidiary for the years ended September 30, 2002, September 30, 2003 and September 30, 2004	F-57
Combined Statements of Cash Flows of Star Gas Propane, L.P. and Subsidiary for the years ended September 30, 2002, September 30, 2003 and September 30, 2004	F-58
Notes to the Combined Financial Statements of Star Gas Propane, L.P. and Subsidiary	F-59

Inergy Holdings, L.P.

Unaudited Pro Forma Condensed Combined Financial Statements

The following are our unaudited pro forma financial statements as of December 31, 2004 and for the three months ended December 31, 2004 and for the year ended September 30, 2004. The unaudited pro forma income statements reflect our consolidated historical operating results as adjusted for the following transactions as if these transactions occurred on October 1, 2003:

•	Inergy’s Star Gas Propane Acquisition;

•	Inergy’s December 2004 senior notes offering;

•	Inergy’s December 2004 issuances of common units;

•	our issuance in November 2004 of membership interests and related distributions of proceeds;

•	our anticipated new term loan and related expenses and distributions of such borrowings;

•	our anticipated new credit facility entered concurrently with the close of this offering; and

•	this offering and the application of the net proceeds as described under “Use of Proceeds.”

The unaudited pro forma balance sheet as of December 31, 2004 reflects our consolidated historical operating results as adjusted for the following transactions as if these transactions occurred on December 31, 2004:

•	our anticipated new term loan and related expenses and distributions of such borrowings;

•	our anticipated new credit facility entered concurrently with the close of this offering;

•	this offering and the application of the net proceeds as described under “Use of Proceeds”; and

•	the change in our organizational structure from a limited liability company to a limited partnership.

The pro forma statement of operations for the fiscal year ended September 30, 2004 and for the three months ended December 31, 2004 does not include the pro forma effect of any acquisitions completed after September 30, 2004 other than the Star Gas Propane Acquisition. Furthermore, the pro forma results do not include the pro forma full year impact of the 17 acquisitions completed during fiscal 2004. These acquisitions were consummated at different times throughout the year and were accounted for under the purchase method of accounting. Accordingly, the results of operations for the fiscal 2004 acquisitions are included in our historical financial statements from the applicable date of the acquisition, and not on a pro forma or a full year basis.

The pro forma balance sheet and the pro forma statement of operations were derived by adjusting our historical financial statements. The adjustments are based on currently available information and, therefore, the actual adjustments may materially differ from the pro forma adjustments. The acquisition of Star Gas Propane, L.P. was accounted for as an acquisition under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. The assets and liabilities of Star Gas Propane, L.P. will be reflected at fair value. A final determination of the purchase accounting adjustments, including the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values, has not been made. Accordingly, the purchase accounting adjustments made in connection with the development of the following unaudited pro forma consolidated financial statements are preliminary and have been made solely for purposes of developing such unaudited pro forma consolidated financial statements. However, management believes that the adjustments provide a reasonable basis for presenting the significant effects of the transactions described above.

For a description of all of the assumptions used in preparing the pro forma financial and operating data, you should read the notes to the unaudited pro forma consolidated financial statements for Inergy Holdings, L.P. The pro forma financial statements should not be considered as indicative of the historical results we would have had or the future results that we will have after the offering.

Inergy Holdings, L.P.

Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2004

	Inergy Holdings, LLC Historical	Adjustments Relating to Transactions Occurring Prior to Inergy Holdings, LLC’s Public Offering		Inergy Holdings, LLC Pro Forma	Offering Adjustments		Inergy Holdings, L.P. As Adjusted
	(in thousands)
Assets
Current assets:
Cash	$21,206	$18,200	(a)	$37,946	$62,130	(e)	$37,946
		(18,200	)(a)		(62,130	)(e)
		11,200	(b)		(4,812	)(f)
		5,540	(c)		4,812	(f)
		66,607	(d)
		(21,607	)(d)
		(45,000	)(d)
Accounts receivable, net	150,818			150,818			150,818
Inventories	82,987			82,987			82,987
Prepaid expenses and other current assets	21,406			21,406			21,406
Assets from price risk management activities	12,858			12,858			12,858
Due from affiliates	—			—			—

Total current assets	289,275	16,740		306,015	—		306,015

Property, plant and equipment, net	533,067			533,067			533,067
Investment in subsidiaries	—			—			—
Intangible assets, net	221,298	335	(d)	221,633	(335	)(e)	221,298
Goodwill	209,733			209,733			209,733
Other	1,828			1,828			1,828

Total assets	$1,255,201	$17,075		$1,272,276	$(335)		$1,271,941

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$137,173			$137,173	$—		$137,173
Accrued expenses	26,333			26,333			26,333
Customer deposits	39,724			39,724			39,724
Liabilities from price risk management activities	14,736			14,736			14,736
Current portion of long term debt and member notes	52,412			52,412			52,412

Total current liabilities	270,378	—		270,378	—		270,378

Long term debt and member notes, less current portion	546,235	(18,200	)(a)	590,110	(62,130	)(e)	527,980
		11,200	(b)		(4,812	)(f)
		66,942	(d)		4,812	(f)
		(21,607	)(d)
		5,540	(c)
Other long term liabilities	—			—			—
Deferred tax liability	21,141			21,141			21,141
Interest of non-controlling partners in the partnership	400,798	17,220	(a)	418,018			418,018
Members’ equity / partners’ capital (k)	16,405	980	(a)	(27,615)	62,130	(e)	34,180
		(45,000	)(d)		(335	)(e)
Accumulated comprehensive other income	244			244			244

Total liabilities and partners’ capital	$1,255,201	$17,075		$1,272,276	$(335)		$1,271,941

See accompanying notes

Inergy Holdings, L.P.

Unaudited Pro Forma Condensed Combined Income Statement

For the Three months ended December 31, 2004

	Historical(g)		Adjustments Relating to Transactions Occurring Prior to Inergy Holdings, LLC’s Public Offering		Inergy Holdings, LLC Pro Forma	Offering Adjustments		As Further Adjusted
	Inergy Holdings, LLC	Star Gas Propane, L.P.
	(in thousands)
Revenues:
Propane	$224,476	$58,722	$—		$283,198	$—		$283,198
Other	32,989	—			32,989			32,989

	257,465	58,722	—		316,187	—		316,187
Cost of product sold	192,777	38,442			231,219			231,219

Gross profit	64,688	20,280	—		84,968	—		84,968

Expenses:
Operating and administrative	34,836	19,892			54,728			54,728
Depreciation and amortization	8,849	3,481	(57	)(h)	12,273			12,273

Operating income	21,003	(3,093)	57		17,967	—		17,967
Other income (expense):
Interest expense	(3,762)	(1,411)	(2,569	)(i)	(7,742)	(285	)(i)	(8,028)
Interest expense related to write off of deferred financing costs	(6,990)	—			(6,990)			(6,990)
Make whole premium charge	—				—			—
Swap value received	—				—			—
Gain (loss) on sale of property, plant and equipment	173				173			173
Finance charges	236				236			236
Other	59	—			59			59

Income (loss) before income taxes	10,719	(4,504)	(2,512)		3,703	(285)		3,417
Gain on issuance of units in the partnership	15,092				15,092			15,092
Provision for income tax	(1,434)	(48)			(1,482)			(1,482)
Interest of non-controlling partners in the Partnership’s net income (loss)	(9,240)				(9,240)	6,163	(j)	(3,077)

Net income (loss)	$15,137	$(4,552)	$(2,512)		$8,073	$5,878		$13,950

Limited partners’ interest in net income (k)	$15,137				$8,073			$13,950
Net income per limited partner unit: (k)
Basic	$1.03				$0.47			$0.72
Diluted	$0.92				$0.42			$0.72
Weighted average limited partners units outstanding: (k)
Basic	14,672				17,275 (l)			19,490
Diluted	16,442				19,045 (l)			19,490

See accompanying notes

Inergy Holdings, L.P.

Unaudited Pro Forma Condensed Combined Income Statement

For the Year Ended September 30, 2004

	Historical		Adjustments Relating to Transactions Occurring Prior to Inergy Holdings, LLC’s Public Offering		Inergy Holdings, LLC Pro Forma	Offering Adjustments		As Further Adjusted
	Inergy Holdings, LLC	Star Gas Propane, L.P.
	(in thousands)
Revenues:
Propane	$431,202	$317,139	$—		$748,341	$—		$748,341
Other	51,294	31,707			83,001			83,001

	482,496	348,846	—		831,342	—		831,342
Cost of product sold	359,053	196,998			556,051			556,051

Gross profit	123,443	151,848	—		275,291	—		275,291
Expenses:
Operating and administrative	81,388	102,793			184,181			184,181
Depreciation and amortization	21,089	20,030	514	(h)	41,633			41,633

Operating income	20,966	29,025	(514)		49,477	—		49,477
Other income (expense):
Interest expense	(7,917)	(10,390)	(16,201	)(i)	(34,508)	(1,141	)(i)	(35,649)
Interest expense related to write off of deferred financing costs	(1,216)	(166)			(1,382)			(1,382)
Make whole premium charge	(17,949)				(17,949)			(17,949)
Swap value received	949				949			949
Gain (loss) on sale of property, plant and equipment	(203)				(203)			(203)
Finance charges	704				704			704
Other	117	69			186			186

Income (loss) before income taxes	(4,549)	18,538	(16,715)		(2,726)	(1,141)		(3,867)
Gain on issuance of units in the partnership	10,431				10,431			10,431
Provision for income tax	(1,176)	(990)			(2,166)			(2,166)
Interest of non-controlling partners in the Partnership’s net income (loss)	4,827				4,827	(727	)(j)	4,100

Net income (loss)	$9,533	$17,548	$(16,715)		$10,366	$(1,868)		$8,498

Limited partners’ interest in net income (k)	$9,533				$10,366			$8,498
Net income per limited partner unit: (k)
Basic	$0.72				$0.65			$0.44
Diluted	$0.57				$0.53			$0.44
Weighted average limited partners units outstanding: (k)
Basic	13,150				15,958 (l)			19,490
Diluted	16,689				19,497 (l)			19,490

See accompanying notes

Notes to unaudited pro forma condensed combined financial information

Pro forma adjustments

(a)	Reflects the net proceeds of approximately $18.2 million from the issuance of common units of Inergy Holdings, LLC controlled subsidiary, Inergy, L.P, to non-controlling partners and a related gain of $1.0 million. Proceeds were used to repay indebtedness under Inergy, L.P.’s credit agreement.

(b)	Reflects additional borrowings under Inergy, L.P.’s credit agreement subsequent to December 31, 2004.

(c)	Reflects our additional borrowings of $5.9 million under our current credit agreement, net of a repayment of principal of $0.4 million under our promissory notes.

(d)	Reflects the expected additional borrowings of $66.9 million under our new term loan entered into subsequent to December 31, 2004, net of approximately $0.3 million in debt issuance fees. The fees are subject to amortization over the life of the new credit facility. The proceeds and existing cash balances will be used to repay $21.6 million of our outstanding indebtedness under our existing credit agreement, and to pay a shareholder distribution of $45 million subsequent to December 31, 2004 but prior to our initial public offering.

(e)	Reflects proceeds of $62.1 million from this offering, net of underwriters discount and offering expenses of approximately $5.9 million. The net proceeds will be used to repay $62.1 million of our indebtedness relating the new term loan. Deferred debt issuance costs of $0.3 million related to the repaid indebtedness will be written off.

(f)	Reflects additional borrowings of $4.8 million expected to be drawn under a new credit facility entered concurrently with the closing of this offering. The proceeds of this new facility will be used to repay any remaining balance outstanding under our new term loan after repayment using the net proceeds from this offering as describe in note (e).

(g)	The Star Gas Propane acquisition closing date was effective for financial reporting purposes as if the transaction was consummated on December 1, 2004, as such, the Inergy Holdings, LLC historical statement of operations for the three months ended December 31, 2004 includes one month of the Star Gas Propane results of operations and the Star Gas Propane, L.P. historical statement of operations for the three months ended December 31, 2004 include two months of results of operations.

(h)	Reflects the pro forma adjustment to depreciation and amortization expense as follows (in thousands):

	For the Fiscal Year Ended September 30, 2004	For the Three Months Ended December 31, 2004
Eliminate the historical depreciation and amortization expense	$(20,030)	$(3,481)
Pro forma depreciation and amortization expense	20,544	3,424

Pro forma adjustment to depreciation and amortization expense	$514	$(57)

(i)	Reflects pro forma adjustments to interest expense as follows (in thousands):

	For the Fiscal Year Ended September 30, 2004		For the Three Months Ended December 31, 2004

	Adjustments Relating to Transactions Occurring Prior to Inergy Holdings, L.P.’s Public Offering	Inergy Holdings, L.P. Offering Adjustments	Adjustments Relating to Transactions Occurring Prior to Inergy Holdings, L.P.’s Public Offering	Inergy Holdings, L.P. Offering Adjustments
Eliminate historical interest expense	$(10,390)	—	$(1,411)	—
Interest expense relating to Inergy, L.P.’s new senior notes and Inergy, L.P.’s new credit facility	24,089	—	3,563	—
Interest expense relating to the new credit facility and shareholder promissory notes		1,141		285
Interest expense resulting from amortization of deferred financing costs	2,501	—	417	—

Pro forma adjustment to interest expense	$16,201	$1,141	$2,569	$285

(j)	Reflects the allocation of pro forma adjustments to net income of $(0.8) million for the fiscal year ended September 30, 2004 and $6.2 million for the three month period ended December 31, 2004 to non-controlling partners.

(k)	We were formed as a Delaware limited liability company in November 1996. Prior to closing of this initial public offering, Inergy Holdings, LLC will convert to a Delaware limited partnership and will change its name to Inergy Holdings, L.P. Amounts reflect this change as if it occurred on October 1, 2003.

(l)	Units have been adjusted to reflect the $45 million distribution which is in excess of earnings.

Inergy Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

	September 30, 2004	December 31, 2004
		(Unaudited)
	(In Thousands)
Assets
Current assets:
Cash	$2,308	$21,206
Accounts receivable, less allowance for doubtful accounts of $2,825,000 and $1,078,000 at December 31, 2004 and September 30, 2004, respectively	49,441	150,818
Inventories	56,404	82,987
Prepaid expenses and other current assets	5,499	21,406
Assets from price risk management activities	23,015	12,858

Total current assets	136,667	289,275
Property, plant and equipment, at cost:
Land and buildings	20,246	63,437
Office furniture and equipment	10,173	19,111
Vehicles	32,719	56,194
Tanks and plant equipment	189,519	437,592

	252,657	576,334
Less accumulated depreciation	(37,404)	(43,267)

Property, plant and equipment, net	215,253	533,067
Intangible assets:
Covenants not to compete	11,498	19,733
Deferred financing costs	5,500	19,093
Deferred acquisition costs	104	73
Customer accounts	74,154	201,747

	91,256	240,646
Less accumulated amortization	(17,398)	(19,348)

Intangible assets, net	73,858	221,298
Goodwill	85,434	209,733
Other	529	1,828

Total assets	$511,741	$1,255,201

Inergy Holdings, LLC and Subsidiaries

Consolidated Balance Sheets (continued)

	September 30, 2004	December 31, 2004
		(Unaudited)
	(In thousands)
Liabilities and members’ equity
Current liabilities:
Accounts payable	$54,690	$137,173
Accrued expenses	13,998	26,333
Customer deposits	15,977	39,724
Liabilities from price risk management activities	29,640	14,736
Current portion of long-term debt	25,017	50,912
Current portion of member notes	—	1,500

Total current liabilities	139,322	270,378
Long-term debt, less current portion	128,236	532,735
Long term member notes	—	13,500
Deferred income taxes	20,165	21,141
Interest of non-controlling partners in the Partnership	205,951	400,798
Members’ Equity:
Members’ common interest	17,868	16,405
Accumulated other comprehensive income	199	244

Total member’ equity	18,067	16,649

Total liabilities and members’ equity	$511,741	$1,255,201

See accompanying notes.

Inergy Holdings, LLC and Subsidiaries

Consolidated Statements of Operations

(In Thousands, Except Per Unit Data)

(unaudited)

	Three Months Ended December 31,
	2003	2004
Revenue:
Propane	$120,824	$224,476
Other	11,757	32,989

	132,581	257,465
Cost of product sold (excluding depreciation and amortization as shown below)
Propane	90,029	172,643
Other	5,435	20,134

	95,464	192,777

Gross profit	37,117	64,688
Expenses:
Operating and administrative	20,300	34,836
Depreciation and amortization	4,718	8,849

Operating income (loss)	12,099	21,003
Other income (expense):
Interest expense	(2,896)	(3,762)
Write-off of deferred financing costs	—	(6,990)
Gain (loss) on sale of property, plant and equipment	45	173
Finance charges	115	236
Other	40	59

Income (loss) before income taxes	9,403	10,719
Gain on issuance of units in the Partnership	—	15,092
Provision for income taxes	(189)	(1,434)
Interest of non-controlling partners in the Partnership’s net income (loss)	(7,350)	(9,240)

Net income (loss)	$1,864	$15,137

Unaudited pro-forma net income per limited partner unit(1):
Basic	$.15	$1.03

Diluted	$.12	$.92

Unaudited pro-forma weighted average limited partners units outstanding(1):
Basic	12,373	14,672

Diluted	16,090	16,442

(1)	Adjusted to give effect to the conversion transaction and for excess distributions in 2004.

See accompanying notes.

Inergy Holdings, LLC and Subsidiaries

Consolidated Statement of Members’ Equity

(In Thousands)

(unaudited)

	Members’ Common Interest	Accumulated Other Comprehensive Income	Total Members’ Equity
Balance at September 30, 2004	$17,868	$199	$18,067
Member contributions	5,576	—	5,576
Members’ distributions paid	(22,176)		(22,176)
Comprehensive income:
Net income	15,137	—	15,137
Unrealized gain on investments in marketable securities		45	45

Comprehensive income			15,182

Balance at December 31, 2004	$16,405	$244	$16,649

See accompanying notes.

Inergy Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

(unaudited)

	Three Months Ended December 31,
	2003	2004
Operating activities
Net income	$1,864	$15,137
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,374	5,960
Amortization	1,344	2,889
Amortization of deferred financing costs	502	346
Write-off of deferred financing costs	—	6,990
Provision for doubtful accounts	82	186
(Gain) loss on disposal of property, plant and equipment	(45)	(173)
Gain on issuance of units in the Partnership	—	(15,092)
Interest of non-controlling partners in the Partnership’s net income	7,350	9,240
Deferred income taxes	(155)	976
Net asset (liabilities) from price risk management activities	3,458	(7,647)
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(40,832)	(74,472)
Inventories	(6,099)	(20)
Prepaid expenses and other current assets	(1,823)	1,756
Other assets	5	105
Accounts payable	28,715	53,110
Accrued expenses	599	808
Customer deposits	(3,135)	(10,333)

Net cash used in operating activities	(4,796)	(10,234)

Investing activities
Acquisitions, net of cash acquired	(14,856)	(569,918)
Purchases of property, plant and equipment	(3,353)	(6,039)
Deferred financing and acquisition costs incurred	(26)	(21,838)
Proceeds from sale of property, plant and equipment	612	590

Net cash used in investing activities	(17,623)	(597,205)

Inergy Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(In Thousands)

(unaudited)

	Three Months Ended December 31,
	2003	2004
Financing activities
Proceeds from issuance of long-term debt	$81,267	$1,240,548
Principal payments on long-term debt	(48,116)	(816,209)
Payment of interest expense related to the make whole premium charge	—	—
Purchase of subordinated units in the Partnership	—	—
Net proceeds from member contributions	1,500	5,576
Net proceeds from issuance of Partnership Common Units	—	212,274
Redemption of members’ interests	(2,250)	—
Distributions to non-controlling partners in the Partnership	(6,042)	(8,742)
Distributions	(1,925)	(7,176)

Net cash provided by financing activities	24,434	626,271

Effect of foreign exchange rate changes on cash	39	66

Net increase (decrease) in cash	2,054	18,898
Cash at beginning of period	6,436	2,308

Cash at end of period	$8,490	$21,206

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$2,280	$2,932

Cash paid during the year for interest	$43	$10

Supplemental schedule of noncash investing and financing activities
Additions to covenants not to compete through the issuance of noncompete obligations	$387	$6,055

Increase (decrease) in the fair value of senior secured notes and the related interest rate swap	$(316)	$—

Unrealized investment holding gain (loss)	$71	$45

Member notes payable issued in connection with the payment of distributions	$—	$15,000

See accompanying notes.

Inergy Holdings, LLC and Subsidiaries

Notes To Consolidated Financial Statements

(Unaudited)

Note 1—Organization and Basis of Presentation

Organization

The accompanying consolidated financial statements include the accounts of Inergy Holdings, LLC (the Company), its wholly owned subsidiaries, Inergy Partners, LLC (Partners), New Inergy Propane, LLC (NIP), Inergy GP, LLC (GP), IPCH Acquisition Corp. (IPCHA), Wilson Oil Company of Johnston County, Inc. (Wilson), Rolesville Gas & Oil Company, Inc. (Rolesville) and its controlled subsidiary Inergy, L.P. IPCHA, Wilson and Rolesville are all subsidiaries created as a result of transactions with Inergy, L.P. All significant intercompany transactions, including distribution income, and balances have been eliminated in consolidation.

The consolidated financial statements of the Company include the accounts of Inergy, L.P. and its subsidiary Inergy Propane, LLC which, collectively, are referred to as “Inergy,” or “the partnership.” Inergy Partners, LLC (the “Non-Managing General Partner”), a subsidiary of Inergy Holdings, LLC (“Holdings”), owns the Non-Managing General Partner interest representing an approximate 1.4% unsubordinated general partner’s interest in Inergy. Inergy GP, LLC, (the “Managing General Partner”), a wholly owned subsidiary of Holdings, has sole responsibility for conducting our business and managing Inergy’s operations. The Company is a holding company whose principal business, through its subsidiaries, is its management of and ownership in Inergy, L.P. Holdings also directly owns the incentive distribution rights with respect to Inergy, L.P.

Basis of Presentation

The financial information as of December 31, 2004 and for the three-month period ended December 31, 2004 and 2003 contained herein is unaudited. The Company believes this information has been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and Article 10 of Regulation S-X. The Company also believes this information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods then ended. The retail distribution business is largely seasonal due to propane’s primary use as a heating source in residential and commercial buildings. Accordingly, the results of operations for the three-month period ended December 31, 2004 and 2003 are not indicative of the results of operations that may be expected for the entire year.

The accompanying financial statements should be read in conjunction with the consolidated financial statements of Inergy Holdings, LLC and Subsidiaries and the notes thereto included in Form S-1 as filed with the Securities and Exchange Commission for the year ended September 30, 2004.

Conversion Transaction

Prior to the consummation of its initial public offering, the Company converted from a Delaware limited liability company (Inergy Holdings, LLC) to a Delaware limited partnership (Inergy Holdings, L.P.). The unaudited pro forma data presented in the consolidated statements of operations gives effect to the Company’s reorganization as a limited partnership as if it occurred at the beginning of the period presented.

Note 2—Accounting Policies

Financial Instruments and Price Risk Management

The Partnership, through its wholesale operations, holds propane inventory, sells propane to various propane users, retailers, and resellers and offers price risk management services to these customers as part of its marketing and distribution operations. It’s wholesale operations also sell propane to energy marketers and dealers

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

and therefore the Partnership enters into fixed price forward purchase and sales contracts. Derivative financial instruments utilized in connection with these activities are accounted for using the mark-to-market method in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Partnership’s overall objective for entering into such derivative financial instruments, including those designated as fair value hedges of it’s inventory positions, is to manage its exposure to fluctuations in commodity prices and changes in the fair market value of its inventories as well as to ensure an adequate physical supply will be available.

SFAS No. 133 requires recognition of all derivative instruments in the balance sheets and measures them at fair value. Certain of the Partnership’s commodity derivative financial instruments have been designated as hedges of selected inventory positions, and qualify as fair value or cash flow hedges, as defined in SFAS No. 133. For derivative instruments designated as hedges, the Partnership uses regression analysis and the dollar offset method to formally assess, both at the hedge contract’s inception and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in fair value or variability in cash flow of hedged items. Changes in the fair value of derivative instruments designated as fair value or cash flow hedges are reported in the balance sheet as price risk management assets or liabilities. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in accumulated other comprehensive income until earnings are effected by the variability in cash flows of the designated hedged item. The ineffective portions of hedging derivatives are recognized immediately in cost of product sold.

During the three months ended December 31, 2004, the Partnership did not recognize a $0.7 million mark to market gain in its inventory due to the ineffectiveness of the applicable hedging instrument. Changes in the fair value of derivative instruments that are not designated as hedges are recorded in current period earnings in accordance with SFAS No. 133.

The cash flow impact of financial instruments is reflected as cash flows from operating activities in the consolidated statements of cash flows.

Furthermore, the Partnership has elected to use the special hedge accounting rules in SFAS No. 133 and hedge the fair value of certain of its inventory positions, whereby the hedged inventory is marked to market. Changes in the fair value of the hedge and the hedged item are recorded as a component of costs of products sold.

Revenue Recognition

Propane sales are recognized at the time product is shipped or delivered to the customer. Other revenues include: gas processing and fractionation fees that are recognized upon delivery of the product; the sale of other liquids that are recognized at the time product is shipped or delivered to the customer; the sale of propane appliances and equipment that is recognized at the time of sale or installation; and revenue from repairs and maintenance that is recognized upon completion of the service. All revenue is recognized pursuant to existing arrangements and fixed prices. Collectibility is reasonably assured as deliveries cease to past due accounts.

Expense Classification

Cost of product sold consists of tangible products sold including all propane and other natural gas liquids sold and all propane related appliances sold. Operating and administrative expenses consist of all expenses incurred by us other than those described above in cost of products sold and depreciation and amortization. Certain of our operating and administrative expenses and depreciation and amortization are incurred in the distribution of our product sales, but are not included in cost of product sold.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Inventories

Inventories for retail operations, which mainly consist of propane gas and other liquids, are stated at the lower of cost or market and are computed using the average-cost method or on a first-in, first-out basis. Wholesale propane inventories are stated at the lower of cost, determined using the average-cost method, or market unless designated as being hedged by forward sales contracts. Wholesale propane inventories being hedged and carried at market at December 31, 2004 and September 30, 2004 amount to $35.4 million and $40.7 million, respectively.

Inventories consist of (in thousands):

	September 30, 2004	December 31, 2004
Propane gas and other liquids	$53,295	$73,291
Appliances, parts and supplies	3,109	9,696

	$56,404	$82,987

Accounting for Unit-Based Compensation

The Company has a member’s equity option plan, and the Partnership has a unit-based employee compensation plan. These plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees” for all periods presented and presents the fair value method pro forma disclosures required under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure.” No percentage interest or unit-based employee compensation cost is reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market value of the underlying equities on the date of measurement. The following table illustrates the effect on net income (loss) as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to percentage interest or unit-based employee compensation. For purposes of pro forma disclosures, the estimated fair value of an option is amortized to expense over the option’s vesting period. Pro forma information for each of the three months ended December 31, 2004 is as follows (in thousands, except per unit data):

	Three Months Ended December 31,
	2003	2004
Net income as reported	$1,864	15,137
Deduct: Total unit-based employee compensation expense determined under fair value method for all awards	10	11

Pro forma net income	$1,854	$15,126

Unaudited Pro forma net income per limited partner unit:
Basic	$0.15	$1.03

Diluted	$0.12	$0.92

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Note 3—Long-Term Debt

On November 5, 2004, the Company declared a distribution to members, and in lieu of cash, distributed promissory notes to members in the aggregate amount of $15.0 million. The notes are due in quarterly principal installments of $375 thousand beginning February 15, 2005 and bear interest at the rate of 6%. The notes mature in November 15, 2014. The notes are subordinate to the bank debt.

Other long-term debt consisted of the following (in thousands):

	September 30, 2004	December 31, 2004
Inergy, L.P. credit agreement	$132,153	$132,000
Inergy, L.P. senior unsecured notes	—	425,000
Inergy, L.P. obligations under noncompetition agreements and notes to former owners of businesses acquired	5,446	10,955
Other	2	—
Inergy Holdings, LLC bank facility	15,652	15,692

	153,253	583,647
Less current portion	25,017	50,912

	$128,236	$532,735

Effective August 30, 2004, the Company executed a credit agreement (“Bank Facility”) with a bank. The Bank Facility consists of a $15 million term loan and a $5 million working capital revolver and expires August 30, 2009. The obligation under the Bank Facility is secured by certain Common Units, Senior Subordinated Units and Junior Subordinated Units in Inergy, L.P. held by the Company and its wholly owned subsidiaries. The Bank Facility is also guaranteed by IPCH Acquisition Corp. and New Inergy Propane, LLC.

Effective in December 2004, Inergy, L.P. executed a new credit agreement with its existing lenders in addition to others. The credit agreement consists of a $250.0 million revolving acquisition facility and a $75.0 million working capital facility. Inergy has the option to utilize up to $25.0 million of available borrowing capacity from our revolving acquisition facility for working capital purposes. The credit agreement expires in December 2009 and is guaranteed by all of our domestic subsidiaries. The proceeds of the new credit agreement were used to repay the outstanding balance of the existing credit agreement. This resulted in the write off of deferred financing costs associated with the existing credit agreement of $1.5 million.

Inergy, L.P. is required to reduce the principal outstanding on the revolving working capital line of credit to $5 million or less for a minimum of 30 consecutive days during the period commencing March 1 and ending September 30. As such, $5 million and $4 million of the outstanding balance at December 31, 2004 and September 30, 2004, respectively, have been classified as long-term liabilities in the accompanying consolidated balance sheets. At December 31, 2004 and September 30, 2004, the total balance outstanding under the existing credit agreements was $132.0 million and $132.2 million, respectively, including $51.0 million and $26.4 million, respectively, under the working capital facilities. The prime rate and Eurodollar plus the applicable spreads were between 5.17% and 6.50% at December 31, 2004, and between 3.77% and 4.75% at September 30, 2004, for all outstanding debt under the credit agreement.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

The credit agreements contain several covenants which, among other things, require the maintenance of various financial performance ratios, restrict the payment of distributions to unitholders, and require financial reports to be submitted periodically to the financial institutions. Unused borrowings under the credit agreements amounted to $177.7 million and $162.2 million at December 31, 2004 and September 30, 2004, respectively.

In December 2004, Inergy, L.P. entered into a 364-day credit facility and borrowed $375.0 million under this facility. The borrowings under this facility were used to finance part of the Star Gas Propane acquisition and related expenses. The 364-day credit facility was guaranteed by all of our domestic subsidiaries and was secured on an equal basis with our revolving credit facilities. The borrowings under this facility were permanently repaid with the net proceeds from our offering of senior unsecured notes and the 364-day facility was terminated. This resulted in the write off of deferred financing costs associated with the 364-day facility of $5.5 million.

On December 22, 2004, Inergy, L.P. and its wholly-owned subsidiary, Inergy Finance Corp., completed a private placement of $425 million in aggregate principal amount of the Issuers’ 6.875% senior unsecured notes due 2014 (the “Senior Notes”). The senior unsecured notes contain covenants similar to the credit agreement. Inergy, L.P. used the net proceeds from the $425 million private placement of Senior Notes to repay all amounts drawn under the 364-day credit facility, with the $39.9 million balance of the net proceeds being applied to the revolving acquisition credit facility.

The notes represent senior unsecured obligations of Inergy, L.P. and rank pari passu in right of payment with all other present and future senior indebtedness of Inergy, L.P.’s. The senior unsecured notes are jointly and severally guaranteed by all of Inergy, L.P.’s current domestic subsidiaries. The notes have certain call features which allow Inergy, L.P. to redeem the notes at specified prices based on date redeemed.

In June 2002, Inergy Propane, LLC entered into a note purchase agreement with a group of institutional lenders pursuant to which it issued $85.0 million aggregate principal amount of senior secured notes with a weighted average interest rate of 9.07% and a weighted average maturity of 5.9 years. The senior secured notes consisted of the following: $35 million principal amount of 8.85% senior secured notes with a 5-year maturity, $25.0 million principal amount of 9.10% senior secured notes with a 6-year maturity, and $25.0 million principal amount of 9.34% senior secured notes with a 7-year maturity. The net proceeds from these senior secured notes were used to repay a portion of the amount outstanding under the credit facility. The funds from a public unit offering, together with net new borrowings under the revolving credit facility were used to repay in full $85.0 million aggregate principal amount of senior secured notes, plus a make whole premium charge of approximately $17.9 million in January 2004. All interest rate swap agreements were cancelled in conjunction with the repayment of $85 million of senior secured notes. The make whole premium charge of $17.9 million was recorded as a charge to earnings in the quarter ended March 31, 2004 together with the write-off of the $1.2 million deferred financing costs associated with the senior secured notes, partially offset by a $0.9 million gain from the cancellation of the interest rate swaps.

The aggregate amounts of principal to be paid on the outstanding member notes and long-term debt during the next five years ending December 31 and thereafter, are as follows, in thousands of dollars:

2005	$52,412
2006	5,590
2007	6,912
2008	6,394
2009	94,019
Thereafter	433,320

$598,647

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

In August 2002, Inergy Propane, LLC (the “Operating Company”) entered into two interest rate swap agreements each designed to hedge $10 million in underlying fixed rate senior secured notes, in order to manage interest rate risk exposure and reduce overall interest expense. In October 2002, the Operating Company entered into three additional interest rate swap agreements each designed to hedge $5 million in underlying fixed rate senior secured notes. In January 2004, all interest rate swap agreements were cancelled in conjunction with the repayment of $85 million of senior secured notes.

Note 4—Members’ Equity

Distributions paid by the Company to its members amounted to $22.2 million for the three months ended December 31, 2004.

During November 2004, the Company received cash contributions of $5.6 million as a result of the exchange of employee options for membership interest agreements and the subsequent exercise of those agreements.

Note 5—Issuance of Subsidiary Units

In December 2004, Inergy, L.P. issued 3,568,139 Common Units to unrelated third parties resulting in proceeds of $91.0 million, net of underwriter’s discount, commission, and offering expenses. These proceeds were obtained to partially fund the acquisition of Star Gas Propane, L.P. This resulted in a gain of approximately $7.3 million to the Company.

Also in December 2004, Inergy, L.P. issued 4,400,000 Common Units in a public offering, resulting in proceeds of $121.3 million, net of underwriter’s discount, commission, and offering expenses. These funds were used to repay borrowings under our credit agreement. This resulted in a gain of approximately $7.8 million to the Company.

Note 6—Commitments and Contingencies

Inergy, L.P. periodically enters into agreements to purchase fixed quantities of propane at fixed prices with suppliers. At December 31, 2004, the total of these firm purchase commitments was approximately $113.7 million.

At December 31, 2004, Inergy, L.P. was contingently liable for letters of credit outstanding totaling $15.3 million, which guarantee various transactions.

Furthermore, at December 31, 2004, Inergy, L.P.’s subsidiary, Star Gas Propane, L.P. was a named defendant in a federal securities lawsuit alleging the public disclosures made by its former parent, Star Gas Partners, L.P., were in violation of various securities laws including Rule 10b-5. Star Gas Partners, L.P has agreed to indemnify the Partnership for this liability. Management does not expect this lawsuit to have a material effect on the Company’s results of operations or financial condition because we believe that the claim is without merit. However, if the lawsuit was decided adversely to Star Gas Propane, L.P. and Star Gas Partners, L.P. was unable to fulfill its indemnification obligation to the Partnership, this lawsuit could have a material effect on the Company’s results of operations or financial condition.

In the normal course of operations, the Company is periodically involved in other litigation proceedings. The results of the other litigation proceedings cannot be predicted with certainty; however, management believes that the Company does not have material potential liability in connection with these proceedings that would have a significant financial impact on its consolidated financial condition and results of operations.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Note 7—Segments

The Company’s financial statements reflect two reportable segments: retail sales operations and wholesale sales operations. Retail sales operations include all retail operations and transportation services. Wholesale sales operations include wholesale supply, marketing and distribution, and natural gas processing and NGL fractionation operations. Results of operations for acquisitions that occurred during the three months ended December 31, 2004 are included in the retail sales operation reportable segment. Revenues, gross profit and identifiable assets for each of our reportable segments are presented below.

The identifiable assets associated with each reportable segment include accounts receivable and inventories. The net asset/liability from price risk management, as reported in the accompanying consolidated balance sheets, is related to the wholesale segment.

The following segment information is presented in thousands of dollars:

	Three Months Ended December 31, 2004
	Retail Sales Operations	Wholesale Sales Operations	Intersegment Eliminations	Total
Propane Revenues	$130,905	$159,388	$(44,991)	$245,302
Transportation revenues	7,252	—	—	7,252
Propane-related appliance sales revenues	1,695	—	—	1,695
Retail service revenues	1,265	—	—	1,265
Rental revenues	1,170	—	—	1,170
Other revenues	781	—	—	781
Gross profit	59,395	5,704	(411)	64,688
Identifiable assets	104,231	129,574	—	233,805

	Three Months Ended December 31, 2003
	Retail Sales Operations	Wholesale Sales Operations	Intersegment Eliminations	Total
Propane Revenues	$54,430	$95,681	$(27,479)	$122,632
Transportation revenues	5,692	—	—	5,692
Propane-related appliance sales revenues	1,667	—	—	1,667
Retail service revenues	1,106	—	—	1,106
Rental revenues	1,019	—	—	1,019
Other revenues	465	—	—	465
Gross profit	31,815	5,912	(610)	37,117
Identifiable assets	25,098	79,771	—	104,869

Note 8—Business Acquisitions

In November 2004, the Partnership acquired the propane assets of Moulton Gas Service, Inc., headquartered in Wapakoneta, OH. In December 2004, the Partnership acquired Star Gas Propane, L.P. headquartered in Stamford, CT. and the propane assets of Northwest Propane, Inc, headquartered in Holly, MI. The aggregate purchase price for these acquisition, net of cash acquired was $569.9 million.

The operating results for these acquisitions are included in the Company’s consolidated results of operations from the dates of acquisition through December 31, 2004.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

The purchase price of Star Gas Propane, L.P. approximated $480 million, net of cash acquired. In connection with the acquisition, Inergy, L.P. entered into a 364-day credit facility and borrowed $375.0 million under this facility on November 17, 2004. On December 22, 2004, Inergy, L.P. and its wholly-owned subsidiary, Inergy Finance Corp., completed a private placement of $425 million in aggregate principal amount of 6.875% senior unsecured notes due 2014 (the “Senior Notes”). Inergy, L.P. used the net proceeds from the $425 million private placement of Senior Notes to repay all amounts drawn under the 364-day credit facility, with the $39.9 million balance of the net proceeds being applied to the revolving acquisition credit facility. Inergy, L.P. also issued 3,568,139 Common Units to unrelated third parties to partially fund the acquisition. The allocation of the total consideration for the Star Gas Propane, L.P. acquisition is as follows (in millions):

Current assets, net of cash acquired	$54.6
Property, plant and equipment	282.4
Intangible assets	108.1
Goodwill	86.6
Other assets	1.4
Current liabilities	(51.6)
Non-compete liabilities	(1.1)

$480.4

The purchase price allocation has been prepared on a preliminary basis, and changes are expected as appraisals are completed and additional information becomes available.

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the Star Gas Propane, L.P. acquisition had been completed October 1, 2003 and 2004, the beginning of the 2004 and 2005 fiscal years. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to interest expense, customer accounts amortization expense and depreciation expense. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred on October 1, 2003 and 2004 or that will be obtained in the future.

	Three month period ended
	December 31, 2003	December 31, 2004
Revenue	$234,529	$316,187
Net Income	17,539	13,950

Note 9—Subsequent Events

In January 2005, Inergy L.P. issued 660,000 common units in a follow-on offering, resulting in proceeds of approximately $18.2 million, net of underwriters’ discounts, commissions, and offering expenses. This resulted in a gain of approximately $1.0 million to the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members

Inergy Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of Inergy Holdings, LLC and Subsidiaries (the Company) as of September 30, 2003 and 2004, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended September 30, 2004. Our audits also included the financial statement schedule listed in the Index at page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inergy Holdings, LLC and Subsidiaries at September 30, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Ernst & Young LLP

Kansas City, Missouri

December 23, 2004, except as to Notes 1 and 9, to which the date is                      , 2005.

The foregoing report is in the form that will be signed upon the completion of the conversion of Inergy Holdings, LLC to Inergy Holdings, L.P. as described in Note 1 to the financial statements.

/s/ Ernst & Young LLP

Kansas City, Missouri

March 11, 2005

Inergy Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

	September 30,
	2003	2004
	(In Thousands)
Assets (Note 4)
Current assets:
Cash and cash equivalents	$5,936	$2,308
Accounts receivable, less allowance for doubtful accounts of $997 and $1,078 at September 30, 2003 and 2004, respectively	21,841	49,441
Inventories	35,722	56,404
Prepaid expenses and other current assets	4,575	5,499
Assets from price risk management activities	8,905	23,015

Total current assets	76,979	136,667

Property, plant and equipment, at cost:
Land and buildings	14,265	20,246
Office furniture and equipment	8,614	10,173
Vehicles	21,986	32,719
Tanks and plant equipment	135,040	189,519

	179,905	252,657
Less accumulated depreciation	(22,704)	(37,404)

Property, plant and equipment, net	157,201	215,253

Intangible assets (Note 2):
Covenants not to compete	8,752	11,498
Deferred financing costs	7,994	5,500
Deferred acquisition costs	849	104
Customer accounts	59,951	74,154

	77,546	91,256
Less accumulated amortization	(12,383)	(17,398)

Intangible assets, net	65,163	73,858

Goodwill	71,852	85,434
Other	2,175	529

Total assets	$373,370	$511,741

Liabilities and members’ equity
Current liabilities:
Accounts payable	$22,749	$54,690
Accrued expenses	11,919	13,998
Customer deposits	11,830	15,977
Liabilities from price risk management activities	5,801	29,640
Current portion of long-term debt (Note 4)	12,449	25,017

Total current liabilities	64,748	139,322

Long-term debt, less current portion (Note 4)	118,678	128,236
Deferred income tax (Note 7)	20,786	20,165
Interest of non-controlling partners in Inergy	138,504	205,951

Members’ equity (Notes 2 and 8):
Members’ common interest	30,610	17,868
Accumulated other comprehensive income	44	199

Total members’ equity	30,654	18,067

Total liabilities and members’ equity	$373,370	$511,741

See accompanying notes.

Inergy Holdings, LLC and Subsidiaries

Consolidated Statements of Income

(In Thousands)

	Year Ended September 30,
	2002	2003	2004
Revenue:
Propane	$192,122	$343,578	$431,202
Other	16,578	19,787	51,294

	208,700	363,365	482,496

Cost of product sold (excluding depreciation and amortization as shown below)
Propane	129,615	258,986	334,231
Other	5,384	8,024	24,822

	134,999	267,010	359,053
Gross profit	73,701	96,355	123,443
Expenses:
Operating and administrative	45,315	59,424	81,388
Depreciation and amortization	11,444	13,843	21,089

Operating income	16,942	23,088	20,966

Other income (expense):
Interest expense	(8,366)	(9,947)	(7,917)
Interest expense related to write-off of deferred financing costs	(585)	—	(1,216)
Interest expense related to make whole premium charge	—	—	(17,949)
Interest income related to swap value received	—	—	949
Gain (loss) on sale of property, plant and equipment	151	(91)	(203)
Finance charges	115	339	704
Other	140	86	117

Income (loss) before gain on issuance of units in Inergy, income taxes and interest of non-controlling partners in Inergy’s net income (loss)	8,397	13,475	(4,549)

Gain on issuance of units in Inergy	9,550	5,241	10,431
Provision for income taxes	(1,132)	(869)	(1,176)
Interest of non-controlling partners in Inergy’s net income (loss)	(5,936)	(10,041)	4,827

Net income (loss)	$10,879	$7,806	$9,533

Unaudited pro-forma net income per limited partner unit(1):
Basic	$0.79	$0.63	$0.72

Diluted	$0.68	$0.49	$0.57

Unaudited pro-forma weighted average limited partner units outstanding(1):
Basic	13,789	12,373	13,150

Diluted	16,090	16,090	16,689

(1)	Adjusted to give effect to the conversion transaction and for excess distributions in 2004.

See accompanying notes.

Inergy Holdings, LLC and Subsidiaries

Consolidated Statements of Members’ Equity

(In Thousands)

	Members’ Common Interest	Accumulated Other Comprehensive Income	Total Members’ Equity
Balance at September 30, 2001	$20,059	$—	$20,059
Distribution by the Company of Inergy, L.P. senior and junior subordinated units in exchange for a member’s common interest in the Company	(1,305)	—	(1,305)
Members’ distributions	(4,707)	—	(4,707)
Comprehensive income:
Net income	10,879	—	10,879
Unrealized gain on investments in marketable securities	—	2	2
Comprehensive income			10,881

Balance at September 30, 2002	24,926	2	24,928

Distribution by the Company of Inergy, L.P. senior and junior subordinated units in exchange for a member’s common interest in the Company	(1,065)	—	(1,065)
Member contributions	3,689	—	3,689
Members’ distributions	(4,746)	—	(4,746)
Comprehensive income:
Net income	7,806	—	7,806
Unrealized gain on investments in marketable securities	—	42	42
Comprehensive income			7,848

Balance at September 30, 2003	30,610	44	30,654

Redemption of members’ interests	(2,250)	—	(2,250)
Member contributions	1,500	—	1,500
Members’ distributions	(21,525)	—	(21,525)
Comprehensive income:
Net income	9,533	—	9,533
Unrealized gain on investments in marketable securities	—	155	155
Comprehensive income			9,688

Balance at September 30, 2004	$17,868	$199	$18,067

See accompanying notes.

Inergy Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended September 30,
	2002	2003	2004
Operating activities

Net income	$10,879	$7,806	$9,533
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,070	9,856	15,325
Amortization	3,374	3,987	5,764
Amortization of deferred financing costs	1,253	1,506	1,686
Write-off of deferred financing costs	585	—	1,216
Interest expense related to make whole premium charge	—	—	17,949
Provision for doubtful accounts	451	719	214
(Gain) loss on sale of other assets, net	(151)	91	201
(Gain) on issuance of units in Inergy	(9,550)	(5,241)	(10,431)
Interest of non-controlling partners in Inergy’s net income	5,936	10,041	(4,827)
Deferred income tax	1,035	366	(621)
Net assets (liabilities) from price risk management activities	9,228	(7,757)	9,730
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	4,696	(7,420)	(23,157)
Inventories	(24,636)	7,038	(19,048)
Prepaid expenses and other current assets	(2,277)	(407)	(912)
Other assets	69	43	37
Accounts payable	2,915	6,998	24,603
Accrued expenses	(2,232)	2,981	(219)
Customer deposits	(2,219)	2,965	4,089

Net cash provided by operating activities	7,426	33,572	31,132

Investing activities
Acquisitions, net of cash acquired	(84,759)	(25,941)	(85,154)
Purchases of property, plant and equipment	(6,385)	(6,230)	(14,521)
Deferred financing and acquisition costs incurred	(3,660)	(3,037)	(1,135)
Proceeds from sale of property, plant and equipment	775	720	2,245
Proceeds from sale of marketable securities	38	—	500
Purchase of marketable securities	(55)	(573)	—
Other	12	1	—

Net cash used in investing activities	(94,034)	(35,060)	(98,065)

Inergy Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(In Thousands)

	Year Ended September 30,
	2002	2003	2004
Financing activities
Proceeds from issuance of long-term debt	$421,377	$174,794	$388,467
Principal payments on long-term debt	(355,217)	(172,989)	(367,644)
Payment of interest expense related to make whole premium charge	—	—	(17,949)
Purchase of subordinated units in Inergy	(43)	(10)	(1,026)
Net proceeds from member contributions	—	3,689	1,500
Net proceeds from issuance of Inergy Common Units	35,350	23,339	113,219
Redemption of members’ interests	—	—	(2,250)
Distributions to non-controlling partners in Inergy	(11,549)	(19,039)	(29,505)
Distributions	(4,707)	(4,746)	(21,525)

Net cash provided by financing activities	85,211	5,038	63,287

Effect of exchange rate changes on cash	—	9	18

Net increase (decrease) in cash	(1,397)	3,559	(3,628)
Cash and cash equivalents at beginning of year	3,774	2,377	5,936

Cash and cash equivalents at end of year	$2,377	$5,936	$2,308

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$6,722	$8,706	$6,257

Cash paid during the year for taxes	$333	$732	$996

Supplemental schedule of noncash investing and financing activities
Additions to covenants not to compete through the issuance of noncompete obligations	$1,934	$1,953	$2,569

Acquisitions of retail propane companies through the issuances of Inergy Common and Senior Subordinated Units	$19,724	$45,100	$—

Distribution by the Company of Inergy subordinated units in exchange for a member’s common interest in the Company	$1,305	$1,065	$—

Acquisition of retail propane companies through the assumption of seller debt	$1,661	$2,218	$—

Unrealized investment holding gain	$2	$42	$155

Increase (decrease) in the fair value of senior secured notes and the related interest rate swap	$709	$556	$(316)

See accompanying notes.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. Accounting Policies

Organization

Inergy Holdings, LLC (Company) was formed on November 12, 1996 as a Delaware limited liability company. The Company terminates December 31, 2026 unless extended by agreement of its members. The Company is engaged in the investment in propane and other natural gas liquids companies. The voting members of the Company holding the majority of the common member interest conduct the business affairs of the Company. Inergy Partners, LLC, the non-managing general partner of Inergy, L.P. and holder of the approximate 2% general partner interest therein, and Inergy GP, LLC, the managing general partner of Inergy, L.P., are both wholly owned subsidiaries of the Company.

Inergy, L.P. (the Partnership or Inergy) was formed on March 7, 2001 as a Delaware limited partnership. The Partnership and its subsidiary Inergy Propane, LLC (the Operating Company) were formed to acquire, own and operate the propane business and substantially all the assets and liabilities (other than a portion of the cash and deferred income tax liabilities) of Inergy Partners, LLC and subsidiaries. In addition, Inergy Sales and Service, Inc. (Services), a subsidiary of the Operating Company, was formed to acquire and operate the service work and appliance parts and sales business of Inergy Partners. The Partnership, the Operating Company, and Services are collectively referred to hereinafter as the Partnership Entities. In order to simplify the Partnership’s obligations under the laws of several jurisdictions in which the Partnership will conduct business, the Partnership’s activities are conducted through the Operating Company.

Inergy, L.P. is managed by Inergy GP, LLC. Pursuant to the Partnership Agreement, Inergy GP, LLC or any of its affiliates is entitled to reimbursement for all direct and indirect expenses incurred or payments it makes on behalf of Inergy, L.P., and all other necessary or appropriate expenses allocable to Inergy, L.P. or otherwise reasonably incurred by Inergy GP, LLC in connection with operating the Partnership’s business. These costs, which totaled approximately $2.9 million, $2.1 million and $4.6 million for the years ended September 30, 2004, 2003 and 2002, respectively, include compensation and benefits paid to officers and employees of Inergy GP, LLC and its affiliates.

The Company owns all of the “incentive distribution rights” provided for in Inergy L.P.’s partnership agreement, which entitles it to receive increasing percentages, up to 48%, of any cash distributed by the Partnership in excess of $0.33 per unit in any quarter. In addition, as of September 30, 2004, the Company and its subsidiaries own 1,243,388 common units, 1,459,836 senior subordinated units and 975,924 junior subordinated units which on a combined basis approximate a 14.9% limited partner interest at September 30, 2004.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Inergy Holdings, LLC (the Company), its wholly owned subsidiaries, Inergy Partners, LLC (Partners), New Inergy Propane, LLC (NIP), Inergy GP, LLC (GP), IPCH Acquisition Corp. (IPCHA), Wilson Oil Company of Johnston County, Inc. (Wilson), Rolesville Gas & Oil Company, Inc. (Rolesville) and its controlled subsidiary Inergy, L.P. IPCHA, Wilson and Rolesville are all subsidiaries created as a result of transactions with Inergy, L.P. All significant intercompany transactions, including distribution income, and balances have been eliminated in consolidation.

Conversion Transaction

Prior to the consummation of its initial public offering, the Company converted from a Delaware limited liability company (Inergy Holdings, LLC) to a Delaware limited partnership (Inergy Holdings, L.P.). The pro forma data presented in the consolidated statements of operations gives effect to the Company’s reorganization as a limited partnership as if it occurred at the beginning of the periods presented.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Nature of Operations

The Partnership conducts all of the business activities of the consolidated group and is engaged in the sale, distribution, marketing and trading of propane and other natural gas liquids. The retail market is seasonal because propane is used primarily for heating in residential and commercial buildings, as well as for agricultural purposes. Inergy’s operations are concentrated in the Midwest and Southeast regions of the United States.

Financial Instruments and Price Risk Management

The Partnership, through its wholesale operations, sells propane to various propane users, retailers, and resellers and offers price risk management services to these customers as part of its marketing and distribution operations. Its wholesale operations also sell propane to energy marketers and dealers. Derivative financial instruments utilized in connection with these activities are accounted for using the mark-to-market method in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Partnership’s overall objective for entering into such derivative financial instruments, including those designated as fair value hedges of the Partnership’s inventory positions, is to manage its exposure to fluctuations in commodity prices and changes in the fair market value of its inventories as well as to ensure an adequate physical supply will be available.

SFAS No. 133 requires recognition of all derivative instruments in the balance sheets and measures them at fair value. Beginning in December 2002, certain of the Partnership’s commodity derivative financial instruments have been designated as hedges of selected inventory positions, and qualify as fair value hedges, as defined in SFAS No. 133. For derivative instruments designated as hedges, the Partnership uses regression analysis to formally assesses, both at the hedge contract’s inception and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in fair value of hedged items. Changes in the fair value of derivative instruments designated as fair value hedges are reported in the balance sheet as price risk management assets or liabilities. The ineffective portions of hedging derivatives are recognized immediately in cost of product sold. During the years ended September 30, 2003 and 2004, the Partnership recognized a net loss of $0.2 million, and $0.1 million, respectively, related to the ineffective portion of its hedging instruments and a net loss of $0.5 million, and $1.0 million, respectively, related to the portion of the hedging instruments the Partnership excluded from its assessment of hedge effectiveness. Changes in the fair value of derivative instruments that are not designated as hedges are recorded in current period earnings in accordance with SFAS No. 133.

The cash flow impact of financial instruments is reflected as cash flows from operating activities in the consolidated statements of cash flows.

Furthermore, the Partnership has elected to use the special hedge accounting rules in SFAS No. 133 and hedge the fair value of certain of its inventory positions, whereby the hedged inventory is marked to market. Inventories purchased under energy contracts subsequent to October 25, 2002, and not otherwise designated as being hedged, as discussed above, are carried at the lower-of-cost or market.

Revenue Recognition

Sales of propane and other liquids are recognized at the time product is shipped or delivered to the customer. Gas processing and fractionation fees are recognized upon delivery of the product. Revenue from the sale of propane appliances and equipment is recognized at the time of sale or installation. Revenue from repairs and maintenance is recognized upon completion of the service.

Expense Classification

Cost of products sold consists of tangible products sold including all propane and other natural gas liquids sold and all propane related appliances sold. Operating and administrative expenses consist of all expenses

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

incurred by us other than those described above in cost of products sold and depreciation and amortization. Certain of our operating and administrative expenses and depreciation and amortization are incurred in the distribution of our product sales, but are not included in cost of product sold.

Concentrations

The Partnership is both a retail and wholesale supplier of propane gas. The Partnership generally extends unsecured credit to its wholesale customers in the United States and Canada. Credit is generally extended to retail customers through delivery into company and customer owned propane gas storage tanks. Provisions for doubtful accounts receivable are reflected in the Partnership’s consolidated financial statements, are based on specific identification and historical collection results and have generally been within management’s expectations. Finance charges on trade receivables are generally recognized upon billing of customers.

Furthermore, three suppliers, Sunoco, Inc. (18%), Dominion Transmission Inc. (12%), and ExxonMobil Oil Corp. (11%), accounted for approximately 41% of propane purchases during the past fiscal year. The contracts with these suppliers will enable the Partnership to purchase most of its supply needs at market prices and ensures adequate supply. No other single supplier accounted for more than 10% of our propane purchases in the current year.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than 3 months.

Inventories

Inventories for retail operations, which mainly consist of liquid propane, are stated at the lower of cost, determined using the average-cost method, or market. Prior to the adoption of EITF 02-3, in fiscal 2003, inventories for wholesale operations, which consist mainly of liquid propane commodities, were stated at market. Wholesale propane inventories are stated at the lower of cost, determined using the average-cost method, or market unless designated as being hedged by forward sales contracts, as discussed above. Wholesale propane inventories being hedged and carried at market at September 30, 2003 and 2004 amount to $28.9 million and $40.7 million, respectively.

Inventories consist of (in thousands):
	September 30, 2003	September 30, 2004
Propane gas and other liquids	$32,247	$53,295
Appliances, parts and supplies	3,475	3,109

	$35,722	56,404

Shipping and Handling Costs

Shipping and handling costs are recorded as part of cost of products sold at the time product is shipped or delivered to the customer.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is computed by the straight-line method over the assets’ estimated useful lives, as follows:

Years
Buildings and improvements	25-40
Office furniture and equipment	3–10
Vehicles	5–10
Tanks and plant equipment	5–30

The Partnership reviews its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Partnership has determined that no impairment exists as of September 30, 2004.

Investments

Investments in other marketable securities are considered “available for sale” in accordance with SFAS No. 115 by the Company. Securities classified as “available for sale” are required to be reported at fair value with unrealized gains and losses, net of taxes, excluded from earnings and shown separately as a component of accumulated other comprehensive income within members’ equity. Securities sold utilized the specific identification basis to calculate gains and losses.

Intangible Assets

Intangible assets are amortized on a straight-line basis over their estimated economic lives, as follows:

Years
Covenants not to compete	2–10
Deferred financing costs	1–7
Customer accounts	15

Estimated amortization, including amortization of deferred financing cost reported as interest expense, for the next five years ending September 30, in thousands of dollars is as follows:

2005	$6,852
2006	5,933
2007	5,667
2008	4,957
2009	4,830

Deferred financing costs represent costs incurred in obtaining financing and are being amortized over the term of the debt. Covenants not to compete, customer accounts and goodwill arose from the various acquisitions by the Partnership and are discussed in Note 2. Deferred acquisition costs represent costs incurred to date on acquisitions that the Partnership is actively pursuing, most of which relate to the acquisitions completed subsequent to year end, as discussed in Note 13.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Goodwill

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer’s intent to do so.

In connection with the goodwill impairment evaluation, the reporting units are identified, which for the Company are the same as its operating segments, and carrying value of each reporting unit determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of the evaluation. To the extent a reporting unit’s carrying value exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the second step of the impairment test must be performed. In the second step, the implied fair value of the goodwill is determined by allocating the fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, “Business Combinations” to its carrying amount.

Under the provisions of Statement No. 142, the valuation of each reporting unit was completed and indicated that no impairment existed as of September 30, 2004.

Income Taxes

The earnings of the Company, its limited liability subsidiaries and the Partnership are included in the Federal and state income tax returns of the individual members or partners. As a result, no income tax expense has been reflected in the consolidated financial statements relating to the earnings of the Partnership and the limited liability subsidiaries. Federal and state income taxes are provided on the earnings of the subsidiaries incorporated as taxable entities (IPCHA, Wilson, Rolesville and Services). These corporations account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using expected rates in effect for the year in which differences are expected to reverse.

Net earnings for financial statement purposes may differ significantly from taxable income reportable to unitholders as a result of differences between the tax basis and the financial reporting basis of assets and liabilities and the taxable income allocation requirements under the partnership agreement.

Customer Deposits

Customer deposits primarily represent cash received by the Partnership from wholesale and retail customers for propane purchased that will be delivered at a future date.

Fair Value

The carrying amounts of cash, short term investments, accounts receivable and accounts payable approximate their fair value. Based on the estimated borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the aggregate fair value of the Company’s long-term debt was approximately $131 million and $153 million as of September 30, 2003 and 2004, respectively. The fair value of our derivative financial instruments was $1.0 million and $(0.1) million as of September 30, 2003 and 2004, respectively. The fair value of investments in marketable securities included in other assets was $645 thousand and $300 thousand as of September 30, 2003 and 2004, respectively.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Sales of Securities by Partnership

The Company recognizes gains and losses in the consolidated statements of income resulting from Partnership sales of additional units to unrelated parties.

Accounting for Unit-Based Compensation

The Company has a member’s equity option plan, and the Partnership has a unit-based employee compensation plan. These plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees” for all periods presented and presents the fair value method pro forma disclosures required under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.” No percentage interest or unit-based employee compensation cost is reflected in net income (loss), as all options granted under the plan had an exercise price equal to the market value of the underlying equities on the date of measurement. The following table illustrates the effect on net income (loss) as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to percentage interest or unit-based employee compensation. For purposes of pro forma disclosures, the estimated fair value of an option is amortized to expense over the option’s vesting period. Pro forma information for each of the three years in the period ended September 30, 2004 is as follows (in thousands, except per unit data):

	2002	2003	2004
Net income (loss) as reported	$10,879	$7,806	$9,533
Deduct: Total unit-based employee compensation expense determined under fair value method for all awards	(38)	(36)	(37)

Pro forma net income (loss)	$10,841	$7,770	$9,496
Unaudited pro forma net income per limited partner unit:
Basic	$0.79	$0.63	$0.76

Diluted	$0.67	$0.48	$0.59

Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments, as well as related disclosures about products and services, geographic areas, and major customers. Further, SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and assessing performance. In determining the Company’s reportable segments under the provisions of SFAS No. 131, the Company examined the way it organizes its business internally for making operating decisions and assessing business performance. See Note 12 for disclosures related to the Company’s retail and wholesale segments. No single customer represents 10% or more of consolidated revenues. In addition, nearly all of the Company’s revenues are derived from sources within the United States, and all of its long-lived assets are located in the United States.

Recently Issued Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on July 1, 2005.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt SFAS No. 123(R) using the modified-prospective method.

As permitted by SFAS No. 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in footnotes to the consolidated financial statements.

SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” amends the existing standard that provides guidance on accounting for inventory costs and specifically clarifies that abnormal amounts of costs should be recognized as period costs. This statement is effective for the fiscal year beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company’s consolidated financial statements.

SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Further, the amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial statements.

2. Acquisitions

On July 31, 2003, the Partnership purchased substantially all of the retail propane assets and assumed certain liabilities of United Propane, Inc. (“United Propane”), a retail propane distributor located in Maryland,

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Delaware and West Virginia. The purchase price of $52.7 million consisted of the issuance of 1,779,812 Partnership Common Units and 508,518 Partnership senior subordinated units with a fair value of approximately $45.0 million, $2.7 million in cash, and the assumption of $5.0 million of liabilities for total consideration of $52.7 million.

During the fiscal year ended September 30, 2003, the Partnership also acquired substantially all of the assets of ten other retail propane companies located in Ohio, Florida, Indiana and North Carolina, and one wholesale company located in Calgary, Canada. The aggregate purchase price for these acquisitions totaled approximately $27.5 million, which included cash of approximately $23.2 million, assumed liabilities of approximately $2.3 million, seller notes payable of $1.9 million and $0.1 million in Partnership common and senior subordinated units. The purchase price allocation related to these acquisitions included goodwill of $4.4 million, customer accounts of $1.6 million and other intangible assets acquired of $2.6 million. In the aggregate, these acquisitions are not material for pro forma disclosure purposes. These acquisitions were financed primarily using the acquisition facility and were accounted for by the purchase method under SFAS No. 141. The operating results for all fiscal 2003 acquisitions are included in the Company’s consolidated results of operations from the dates of acquisition.

The following reflects the acquisitions in purchase business combinations of the retail assets of United Propane in July 2003, in millions:

United Propane
Cash	$2.7
Assumed liabilities	5.0
5% seller note payable	—
Common and Senior Subordinated Units	45.0

$52.7

Property, plant and equipment	$19.6
Goodwill	13.9
Customer accounts	16.9
Covenant not to compete	—
Net current assets	2.3

$52.7

The weighted average amortization period of amortizable intangible assets acquired was approximately 15 years.

The following unaudited pro forma data summarizes the results of operations for the period indicated as if the United Propane acquisition had been completed at the beginning of the period presented. The pro forma data gives effect to actual operating results prior to the acquisition and adjustments to interest expense and intangible assets amortization, among other things. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on October 1, 2002 or that will be obtained in the future.

Year Ended September 30, 2003
(in thousands)
Revenues	$393,116
Net income	15,708

During the fiscal year ended September 30, 2004, the Partnership acquired substantially all of the assets of sixteen retail propane companies located in South Carolina, Georgia, Florida, Pennsylvania, Virginia, North

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Carolina, Arkansas, Michigan, New York, and Illinois, and we expanded our wholesale and supply operations by acquiring from Link Energy, LLC (formerly known as EOTT Energy, L.P.) its west coast NGL business, which includes natural gas processing, NGL fractionation, NGL rail and truck terminals, bulk storage, trucking and marketing operations. The aggregate purchase price for these acquisitions totaled approximately $97.4 million, which included cash of approximately $85.2 million, assumed liabilities of approximately $9.7 million, and seller notes payable of approximately $2.5 million. The purchase price allocation related to these assets included goodwill of $13.7 million, customer accounts of $14.2 million and other intangible assets of $2.7 million. In the aggregate, these acquisitions are not material for pro forma disclosure purposes. These acquisitions were financed primarily using the acquisition facility and were accounted for by the purchase method under SFAS No. 141. The operating results for all fiscal 2004 acquisitions are included in the consolidated results of operations from the dates of acquisition.

3. Price Risk Management and Financial Instruments

The Partnership, through its wholesale operations, sells propane and offers price risk management services to energy related businesses through a variety of financial and other instruments including forward contracts involving physical delivery of propane. In addition, the Partnership manages its own trading portfolio using forward physical and futures contracts. The Partnership attempts to balance its contractual portfolio in terms of notional amounts and timing of performance and delivery obligations. However, net unbalanced positions can exist or are established based on assessment of anticipated short-term needs or market conditions.

The price risk management services offered to propane users, retailers and resellers, and other related businesses utilize a variety of financial and other instruments including forward contracts involving physical delivery of propane, swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for propane, options and other contractual arrangements.

As discussed in Note 1, all of these financial instruments are accounted for using the mark-to-market method of accounting. The Partnership has entered into these derivative financial instruments to manage its exposure to fluctuation in commodity prices. The effects of commodity price volatility have generally been mitigated by the Partnership’s attempts to maintain a balanced portfolio of derivative financial instruments and inventory positions in terms of notional amounts and timing of performance.

Notional Amounts and Terms

The notional amounts and terms of these financial instruments at September 30, 2003 and 2004 include fixed price payor for 3.0 million and 4.9 million barrels, respectively, and fixed price receiver for 4.8 million and 6.5 million barrels, respectively.

Notional amounts reflect the volume of the transactions, but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure exposure to market or credit risks.

Fair Value

The fair value of all derivative financial instruments related to price risk management activities as of September 30, 2003 and 2004 was assets of $8.9 million and $23.0 million, respectively, and liabilities of $5.8 million and $29.6 million, respectively, related to propane.

The net change in unrealized gains and losses related to all price risk management activities and propane based financial instruments for the years ended September 30, 2002, 2003 and 2004 of $0.1 million, $0.8 million, and $(1.2) million, respectively, are included in cost of product sold in the accompanying consolidated statements of income.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the change in the unrealized fair value of energy contracts related to risk management activities for the years ended September 30, 2003 and 2004 where settlement has not yet occurred (in thousands of dollars):

	Year Ended September 30, 2003	Year Ended September 30, 2004
Net unrealized gains and (losses) in fair value of contracts outstanding at beginning of period	$(4,653)	$3,104
Initial recorded value of new contracts entered into during the period	—	2,723
Other unrealized gains and (losses) recognized	4,479	(13,148)
Less: realized gains and (losses) recognized	3,278	695

Net unrealized gains and (losses) in fair value of contracts outstanding at end of period	$3,104	$(6,626)

Of the outstanding unrealized gain (loss) as of September 30, 2003 and 2004, contracts with a maturity of less than one year totaled $3.1 million and $(6.6) million, respectively. There were no contracts maturing in excess of one year in 2004. Contracts maturing in excess of one year totaled less than $0.1 million in 2003.

Market and Credit Risk

Inherent in the resulting contractual portfolio are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract. The Partnership does not require collateral to support financial instruments subject to credit risk but does take an active role in managing and controlling market and credit risk and has established control procedures, which are reviewed on an ongoing basis. The Partnership monitors market risk through a variety of techniques, including daily reporting of the portfolio’s value to senior management. The Partnership provides for such risks at the time derivative financial instruments are adjusted to fair value and when specific risks become known. The Partnership attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures. The counterparties associated with assets from price risk management activities as of September 30, 2003 and 2004 are generally propane users, retailers and resellers, and energy marketers and dealers.

4. Long-Term Debt

Long-term debt consisted of the following (in thousands):

	September 30,
	2003	2004
Inergy, L.P. credit agreement	$41,024	$132,153
Inergy, L.P. senior secured notes (including interest rate swap liability)	86,265	—
Inergy, L.P. obligations under noncompetition agreements and notes to former owners of businesses acquired	3,833	5,446
Other	5	2
Inergy Holdings, LLC bank facility	—	15,652

	131,127	153,253
Less current portion	12,449	25,017

	$118,678	$128,236

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Effective August 30, 2004, the Company executed a credit agreement (“Bank Facility”) with a bank. The Bank Facility consists of a $15 million term loan and a $5 million working capital revolver and expires August 30, 2009. The obligation under the Bank Facility is secured by certain Common Units, Senior Subordinated Units and Junior Subordinated Units in Inergy, L.P. held by the Company and its wholly owned subsidiaries. The Bank Facility is also guaranteed by IPCH Acquisition Corp. and New Inergy Propane, LLC.

Effective May 27, 2004, Inergy Propane, LLC executed an Amended and Restated Credit Agreement (the “Credit Agreement”) with its existing lenders in addition to others. The Credit Agreement consists of a $75 million revolving working capital facility and a $225 million revolving acquisition facility. The Credit Agreement expires in July 2006 and carries terms, conditions and covenants substantially similar to the previous credit agreement. The obligations under the Credit Agreement are secured by a first priority lien on all assets of Inergy Propane and its subsidiaries, the pledge of all of Inergy Propane’s equity interest in its subsidiaries and by a pledge of the Partnership’s interest in Inergy Propane. The Credit Agreement is also guaranteed by Inergy, L.P. and its subsidiary.

The Partnership is required to reduce the principal outstanding on the revolving working capital line of credit to $4 million or less for a minimum of 30 consecutive days during the period commencing March 1 and ending September 30. As such, $4 million of the outstanding balance at September 30, 2003 and 2004 has been classified as a long-term liability in the accompanying consolidated balance sheets. At September 30, 2003 and 2004, the balance outstanding under this amended credit facility was $41.0 million and $132.2 million, respectively, including $15.5 million and $26.4 million, respectively, under the working capital facility. The prime rate and LIBOR plus the applicable spreads were between 3.11% and 4.00% at September 30, 2003 and between 3.77% and 4.75% at September 30, 2004, for all outstanding debt under the credit agreement.

In June 2002, the Partnership entered into a note purchase agreement with a group of institutional lenders pursuant to which it issued $85.0 million aggregate principal amount of senior secured notes with a weighted average interest rate of 9.07% and a weighted average maturity of 5.9 years. The senior secured notes consist of the following: $35 million principal amount of 8.85% senior secured notes with a 5-year maturity, $25.0 million principal amount of 9.10% senior secured notes with a 6-year maturity, and $25.0 million principal amount of 9.34% senior secured notes with a 7-year maturity. The net proceeds from these senior secured notes were used to repay a portion of the amount outstanding under the credit facility.

The bank facility, credit agreement and the senior secured notes contain several covenants which, among other things, require the maintenance of various financial performance ratios, restrict the payment of distributions, and require financial reports to be submitted periodically to the financial institutions. Unused borrowings under the credit agreement amounted to $154.9 million and $166.5 million at September 30, 2003 and 2004, respectively.

The funds from a public unit offering, together with net new borrowings under the revolving credit facility were used to repay in full $85.0 million aggregate principal amount of senior secured notes, plus interest expense related to a make whole premium charge of approximately $17.9 million in January 2004. All interest rate swap agreements were cancelled in conjunction with the repayment of $85 million of senior secured notes. The interest expense related to the make whole premium charge of $17.9 million was recorded as a charge to earnings in the quarter ended March 31, 2004 together with the write-off of the $1.2 million deferred financing costs associated with the senior secured notes, partially offset by a $0.9 million gain from the cancellation of the interest rate swaps.

Noninterest-bearing obligations due under noncompetition agreements and other note payable agreements consist of agreements between the Partnership and the sellers of retail propane companies acquired from fiscal

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

years 1999 through 2003 with payments due through 2013 and imputed interest ranging from 5.1% to 10.0%. Noninterest-bearing obligations consist of $4.6 million and $6.9 million in total payments due under agreements, less unamortized discount based on imputed interest of $0.8 million and $1.4 million at September 30, 2003 and 2004, respectively.

The Company had a note payable to a financial intermediary of $134,000 at September 30, 2002 with interest at the broker’s call rate plus .75%. The note was secured by marketable securities with a fair value of $320,000. The interest rate on this note was 4.25% at September 30, 2002. The note was repaid in October 2002.

The aggregate amounts of principal to be paid on the outstanding long-term debt during the next five years ending September 30 and thereafter, are as follows, in thousands of dollars:

2005	$25,017
2006	112,040
2007	3,797
2008	4,966
2009	6,609
Thereafter	824

$153,253

In August 2002, the Partnership entered into two interest rate swap agreements scheduled to mature in June 2008 and June 2009, respectively, each designed to hedge $10 million in underlying fixed rate senior secured notes, in order to manage interest rate risk exposure and reduce overall interest expense. In October 2002, the Partnership entered into three additional interest rate swap agreements scheduled to mature in June 2007, June 2008, and June 2009 each designed to hedge $5 million in underlying fixed rate senior secured notes. These swap agreements, which expire on the same dates as the maturity dates of the related senior secured notes, require the counterparty to pay us an amount based on the stated fixed interest rate on the notes due every three months. In exchange, the Partnership is required to make quarterly floating interest rate payments on the same dates to the counterparty based on an annual interest rate equal to the 3 month LIBOR interest rate plus spreads between 4.83% and 5.02% applied to the same notional amount of $35 million. The swap agreements have been recognized as fair value hedges. Amounts to be received or paid under the agreements are accrued and recognized over the life of the agreements as an adjustment to interest expense. The Partnership recognized the approximate $1.3 million increase in the fair market value of the related senior secured notes at September 30, 2003, with a corresponding increase in the fair value of its interest rate swaps, which are recorded in other non-current assets. In January 2004, all interest rate swap agreements were cancelled in conjunction with the repayment of $85 million of senior secured notes.

5. Investments

The Company has investments in other marketable securities with a cost of $601,000 and $101,000 and a fair value of $645,000 and $300,000 at September 30, 2003 and 2004, respectively. The unrealized gain of $44,000 and $199,000 at September 30, 2003 and 2004, respectively, is reported as a component of member’s equity.

6. Leases

The Company has several noncancelable operating leases mainly for office space and vehicles, which expire at various times over the next nine years.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under noncancelable operating leases for the next five years ending September 30 and thereafter consist of the following, in thousands of dollars:

Year Ending September 30,
2005	$5,072
2006	3,827
2007	2,888
2008	2,177
2009	633
Thereafter	290

Total minimum lease payments	$14,887

Rent expense for all operating leases during 2002, 2003 and 2004 amounted to $1.9 million, $2.8 million and $4.5 million, respectively.

In connection with the acquisition of assets from United Propane, Inc. on July 31, 2003, the Partnership entered into ten leases of real property formerly used by United Propane in its business. Five of these leases are with United Propane, three of these leases are with Pascal Enterprises, Inc. and two of these leases are with Robert A. Pascal. Each of these leases provides for an initial five-year term, and is renewable for up to two additional terms of five years each. During the initial term of these leases, monthly rental payments are required totaling $59,167, of which $17,167 is payable to United Propane, $16,800 is payable to Pascal Enterprises, and $25,200 is payable to Mr. Pascal.

On May 1, 2004, Inergy Propane, LLC entered into a lease agreement with United Leasing, Inc. to lease a propane rail terminal known as the Curtis Bay Terminal for the base monthly rent of $15,000.

Robert A. Pascal is the sole shareholder of United Propane, Pascal Enterprises and United Leasing and is on Inergy GP, LLC’s board of directors.

7. Income Taxes

The provision for income taxes for the years ended September 30, 2002, 2003 and 2004 consists of the following, in thousands of dollars:

	September 30,
	2002	2003	2004
Current:
Federal	$87	$395	$1,380
State	10	108	417

Total current	$97	$503	1,797

Deferred
Federal	934	403	(509)
State	101	(37)	(112)

Total deferred	1,035	366	(621)

Provision for income taxes	$1,132	$869	$1,176

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The effective rate differs from the statutory rate because the income tax provision for the years ended September 30, 2003 and 2004, relates to taxable income of the corporations as discussed in Note 1.

Deferred income taxes related to IPCHA, Wilson and Rolesville reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the deferred income taxes at September 30, 2003 and September 30, 2004 are as follows, in thousands of dollars:

	September 30,
	2003	2004
Deferred tax assets:
NOL carryforward	$2,171	$1,728

	$2,171	$1,728
Deferred tax liabilities:
Basis difference in stock of acquired company	$(22,957)	$(21,895)

	$(22,957)	$(21,895)

Net deferred tax liability	$(20,786)	$(20,165)

The net operating loss carryforwards of $5.1 million fully expire by September 30, 2020.

8. Members’ Equity

The members of the Company receive a portion of the distributions earned. Distributions paid by the Company to its members amounted to $4,707,109, $4,745,787 and $21,525,000 for the years ended September 30, 2002, 2003 and 2004 respectively.

Effective November 30, 2001, NIP distributed 75,361 Inergy, L.P. senior subordinated units and 39,806 Inergy, L.P. junior subordinated units to Partners, which in turn distributed these units to the Company. The Company immediately distributed these units to a member in exchange for the member’s 7.8% common membership percentage interest in the Company.

Effective October 1, 2002, the Company received a cash contribution of $3,688,900 in exchange for a 4% common membership percentage interest in the Company.

Effective March 31, 2003, NIP distributed 39,000 Inergy, L.P. senior subordinated units and 19,500 Inergy, L.P. junior subordinated units to Partners, which in turn distributed these units to the Company. The Company immediately distributed these units to a member in exchange for a 2% common membership percentage interest in the Company. The Company also has an option with this member to acquire a 1.2% common membership percentage interest in exchange for 75,000 Inergy, L.P. senior subordinated units and 37,500 Inergy, L.P. junior subordinated units. This option expires June 30, 2005.

Effective October 17, 2003, certain members of the Company redeemed 2.25% common membership percentage interests for $2,250,000.

Effective October 24, 2003, the Company received a cash contribution of $1,500,000 in exchange for a 1.5% common membership percentage interest in the Company.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

9. Long-Term Incentive Plan

Employee Option Plan

The Company sponsors an employee option plan for certain key employees. The employee option plan permits participants to purchase units provided for in the related participants’ option agreement at a stated fixed price, subject to a formula which gives effect to the impact of distributions and dilution caused by the issuance of additional members’ equity prior to exercise of the option. The contracts expire after the number of years provided for in the related agreements, generally 10 years, are subject to varying vesting requirements including the passage of time and achievement of certain financial targets. Certain options are not exercisable before December 31, 2006. In addition, most employee option grants made under the plan provide that the option will become exercisable upon a change of control of the Company. Subsequent to year-end, all outstanding employee options of the Company were exchanged for interest purchase agreements (see Note 13).

As discussed in Note 1, “Conversion Transaction,” the Company converted to a limited partnership on March     , 2005. The employee option plan information presented below has been adjusted to reflect the conversion as if it had occurred on October 1, 2001.

In addition, most employee option grants made under the plan provide that the option will become exercisable upon a change of control of the Company. The option prices provided below have been adjusted to give effect to a dilution feature in the unit option grant agreements.

A summary of the Company’s unit option activity for the years ended September 30, 2002, 2003 and 2004 is provided below:

	Range of Exercise Prices(a)	Weighted Average Exercise Price(a)	Number of Units
Outstanding at September 30, 2001	—	—	—
Granted	$0.00-$4.34	$1.92	2,188,240
Exercised	—	—	—
Cancelled	—	—	—
Outstanding at September 30, 2002	$0.00-$4.34	$1.92	2,188,240
Granted	$4.35-$6.22	$4.89	1,584,865
Exercised	—	—	—
Cancelled	—	—	—
Outstanding at September 30, 2003	$0.00-$6.22	$3.17	3,773,105
Granted	—	—	—
Exercised	$6.22	$6.22	241,350
Cancelled	—	—	—
Outstanding at September 30, 2004	$0.00-$4.71	$2.96	3,531,755

(a)	Option prices have been adjusted to give effect to a dilution feature in the unit option grant agreements.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Information regarding option outstanding as of September 30, 2004 is as follows:

Range of Exercise Prices	Option Outstanding	Weighted Average Remaining Contracted Life (years)	Weighted Average Exercise Price(a)
$0-$4.33	1,222,840	6.3	$0.00
$4.34-$4.71	2,308,915	8.4	$4.52

(a)	Option prices have been adjusted to give effect to a dilution feature in the unit option grant agreements.

The weighted average estimated fair value of the options granted during the years ended December 31, 2002 and 2003 was $0. There were no options granted in 2004. For non-public entities, generally accepted accounting principles allow the fair value of each option granted to be estimated as of the grant date using the minimum value method. Under the minimum value method, a non-public entity need not consider the expected volatility of its stock in estimating the options’ fair value. Subsequent to the Company’s initial public offering, it will include expected volatility in estimating the fair value of options in accordance with generally accepted accounting principles. The following assumptions were used:

	2002	2003
Distribution yield	6.0%	6.0%
Expected life of option in years	3	2
Risk-free interest rate	2.2%	1.2%
Expected volatility	—	—

Incentive plans sponsored by subsidiaries of the Company include the following:

Unit Purchase Plan

The Partnership’s managing general partner sponsors a unit purchase plan for its employees and the employees of its affiliates. The unit purchase plan permits participants to purchase Common Units in market transactions from the Partnership, the general partners or any other person. All purchases made have been in market transactions, although the plan allows the Partnership to issue additional units. The Partnership has reserved 100,000 units for purchase under the unit purchase plan. As determined by the compensation committee, the managing general partner may match each participant’s cash base pay or salary deferrals by an amount up to 10% of such deferrals and have such amount applied toward the purchase of additional units. The managing general partner has also agreed to pay the brokerage commissions, transfer taxes and other transaction fees associated with a participant’s purchase of Common Units. The maximum amount that a participant may elect to have withheld from his or her salary or cash base pay with respect to unit purchases in any calendar year may not exceed 10% of his or her base salary or wages for the year. Units purchased on behalf of a participant under the unit purchase plan generally are to be held by the participant for at least one year. To the extent a participant desires to sell or dispose of such units prior to the end of this one year holding period, the participant will be ineligible to participate in the unit purchase plan again until the one year anniversary of the date of such sale. The unit purchase plan is intended to serve as a means for encouraging participants to invest in Common Units. Units purchased through the unit purchase plan by Inergy and its employees for the fiscal years ended September 30, 2002, 2003 and 2004 were 3,280 units, 10,277 units, and 9,518 units, respectively. No units were purchased through the plan prior to fiscal year 2002.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Inergy’s managing general partner sponsors the Inergy Long-Term Incentive Plan for its employees, consultants, and directors and the employees of its affiliates that perform services for Inergy. The long-term incentive plan currently permits the grant of awards covering an aggregate of 1,735,100 Common Units, which can be granted in the form of unit options and/or restricted units; however, not more than 565,600 restricted units may be granted under the plan. With the exception of 56,000 unit options (exercise prices from $1.92 to $5.34) granted to non-executive employees in exchange for option grants made by the predecessor in fiscal 1999, all of which have been grandfathered into the long-term incentive plan and are presented as grants in the table below, all unit options and restricted units granted under the plan will vest no sooner than, and in the same proportion as, Senior Subordinated Units convert into Common Units as described above. The compensation committee of the managing general partner’s board of directors administers the plan.

Restricted Units

A restricted unit is a “phantom” unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit, or at the discretion of the compensation committee, cash equivalent to the value of a common unit. In general, restricted units granted to employees are subject to certain vesting conditions as determined by plan administrators and are subject to the vesting provisions described above in connection with the Subordination Period. In addition, the restricted units will become exercisable upon a change of control of the managing general partner or the Partnership.

The restricted units are intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the Common Units. Therefore, plan participants will not pay any consideration for the Common Units they receive, and the Partnership will receive no remuneration for the units.

As of September 30, 2004, there were no restricted units issued under the long-term incentive plan.

Unit Options

Unit options issued under the long-term incentive plan will generally have an exercise price equal to the fair market value of the units on the date of grant. In general, unit options will expire after 10 years and are subject to the vesting provisions described above in connection with the Subordination Period. In addition, most unit option grants made under the plan provide that the unit options will become exercisable upon a change of control of the managing general partner or the Partnership. None of the outstanding unit options were exercisable at September 30, 2004.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A summary of the Partnership’s unit option activity for the years ended September 30, 2002, 2003 and 2004 is provided below:

	Range of Exercise Prices	Weighted- Average Exercise Price	Number of Units
Outstanding at September 30, 2001	$1.92-$11.00	$10.20	663,840
Granted	$11.25-$15.35	$13.56	365,000
Exercised	—	—	—
Canceled	$11.00	$11.00	32,376

Outstanding at September 30, 2002	$1.92-$15.35	$11.60	996,464
Granted	$13.75-$20.13	$16.53	308,000
Exercised	—	—	—
Canceled	$10.00-$15.35	$10.54	227,400

Outstanding at September 30, 2003	$1.92-$20.13	$13.10	1,077,064
Granted	$20.96-$24.71	$23.11	84,000
Exercised	—	—	—
Canceled	$13.83-$15.35	$14.51	46,000

Outstanding at September 30, 2004	$1.92-$24.71	$13.79	1,115,064

Information regarding options outstanding as of September 30, 2004 is as follows:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contracted Life (years)	Weighted Average Exercise Price
$1.92 - $8.19	25,564	6.8	$2.37
$10.00 - $11.00	508,500	6.8	10.82
$13.75 - $16.90	427,000	8.1	15.17
$19.43 - $24.71	154,000	9.2	21.66

	1,115,064	7.6	$13.79

The weighted-average remaining contract life for options outstanding at September 30, 2004 is approximately eight years. Pro forma information regarding net income and earnings per share, as required by SFAS No. 123 is included in Note 1. SFAS No. 123 requires the pro forma information be determined as if Inergy has accounted for its employee unit options under the fair value method of that statement. As described below, the fair value accounting provided under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee unit options. The fair value of each option grant was estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

	2002	2003	2004
Weighted average fair value of options granted	$1.83	$1.97	$1.41
Expected volatility	.283	.230	.159
Distribution yield	10.0%	7.5%	6.9%
Expected life of option in years	5	5	5
Risk-free interest rate	3.1%	3.0%	3.2%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected unit price volatility. Because the Partnership’s

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

employee unit options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee unit options.

10. Employee Retirement Plans

A 401(k) profit-sharing plan is available to all of the Partnership’s employees who have completed 30 days of service. The plan permits employees to make contributions up to 75% of their salary, up to statutory limits, currently $13,000 in 2004. The plan provides for matching contributions by the Partnership for employees completing one year of service of 1,000 hours. Matching contributions made by the Partnership were $0.2 million, $0.3 million and $0.4 million in 2002, 2003 and 2004, respectively.

11. Commitments and Contingencies

The Partnership periodically enters into agreements to purchase fixed quantities of liquid propane at fixed prices with suppliers. At September 30, 2004, the total of these firm purchase commitments was approximately $135 million. It also enters into agreements to purchase quantities of liquid propane at variable prices with suppliers at future dates at the then prevailing market prices. At September 30, 2004, the quantity of these variable purchase commitments was approximately 50 million gallons.

At September 30, 2004, the Company was contingently liable for letters of credit outstanding totaling $5.6 million, which guarantees various transactions.

The Company is periodically involved in litigation proceedings. The results of litigation proceedings cannot be predicted with certainty; however, management believes that Inergy does not have material potential liability in connection with these proceedings that would have a significant financial impact on its consolidated financial condition and results of operations.

The Company utilizes third-party insurance subject to varying retention levels of self-insurance, which management considers prudent. Such self-insurance relates to losses and liabilities primarily associated with workers’ compensation claims and general, product and vehicle liability. Losses are accrued based upon management’s estimates of the aggregate liability for claims incurred using certain assumptions followed in the insurance industry and based on past experience.

Certain employees are entitled to receive up to $1.7 million in aggregate of bonus payments at the end of the subordination periods of the Junior and Senior Subordinated Units. As these amounts will only become due if the employees remain employed by the Partnership, no amount has been accrued at September 30, 2004.

12. Segments

The Company’s financial statements reflect two reportable segments: retail sales operations and wholesale sales operations. The Company’s retail sales operations include propane sales to end users, the sale of propane-related appliances and service work for propane-related equipment. The wholesale sales operations distribute propane and provide marketing and price risk management services to other users, retailers and resellers of propane, including the Company’s retail operations. All revenues generated by the wholesale sales operation segment are included in the selling price of the propane and are included in the table below as propane revenues. The Company’s President and Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates performance and allocates resources based on revenues and gross profit

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

of each segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment revenues and profits associated with propane sales and other services between the wholesale and retail segments have been eliminated.

The identifiable assets associated with each reportable segment reviewed by the CODM include accounts receivable and inventories. The net asset/liability from price risk management, as reported in the accompanying consolidated balance sheets, is related to the wholesale segment and is specifically reviewed by the CODM. Capital expenditures, reported as purchases of property, plant and equipment in the accompanying consolidated statements of cash flows, substantially all relate to the retail sales segment. Inergy does not report property, plant and equipment, intangible assets, and depreciation and amortization by segment to the CODM.

Revenues, gross profit, and identifiable assets for each of the Company’s reportable segments are presented below, in thousands of dollars.

	Year Ended September 30, 2002
	Retail Sales Operations	Wholesale Sales Operations	Intersegment Eliminations	Total
Propane revenues	$100,237	$120,737	$(28,848)	$192,122
Transportation revenues	6,801	—	—	6,801
Propane-related appliance sales revenues	2,697	—	—	2,697
Retail service revenues	1,497	—	—	1,497
Rental revenues	2,042	—	—	2,042
Other revenues	3,541	—	—	3,541
Gross profit	68,605	5,698	(602)	73,701
Identifiable assets	12,132	42,142	—	54,274

	Year Ended September 30, 2003
	Retail Sales Operations	Wholesale Sales Operations	Intersegment Eliminations	Total
Propane revenues	$160,148	$259,934	$(76,505)	$343,579
Transportation revenues	9,086	—	—	9,086
Propane-related appliance sales revenues	3,495	—	—	3,495
Retail service revenues	1,902	—	—	1,902
Rental revenues	2,739	—	—	2,739
Other revenues	2,566	—	—	2,566
Gross profit	86,088	11,326	(1,059)	96,355
Identifiable assets	16,554	41,009	—	57,563

	Year Ended September 30, 2004
	Retail Sales Operations	Wholesale Sales Operations	Intersegment Eliminations	Total
Propane revenues	$203,901	$363,277	$(106,490)	$460,688
Transportation revenues	7,649	—	—	7,649
Propane-related appliance sales revenues	4,803	—	—	4,803
Retail service revenues	3,428	—	—	3,428
Rental revenues	3,527	—	—	3,527
Other revenues	2,401	—	—	2,401
Gross profit	105,956	18,353	(866)	123,443
Identifiable assets	23,286	82,559	—	105,845

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13. Subsequent Events

On November 5, 2004, the Company declared a distribution to members, and in lieu of cash, distributed promissory notes to members in the aggregate amount of $15.0 million. The notes are due in quarterly principal installments of $375 thousand beginning February 15, 2005 and bear interest at the rate of 6%. The notes mature in November 15, 2014. The notes are subordinate to the bank debt.

In October and November 2004, all outstanding employee options of the Company were exchanged for interest purchase agreements. No compensation expense was required to be recognized as a result of this exchange.

On November 18, 2004, the Partnership executed a definitive agreement to purchase 100% partnership interests in Star Gas Propane, L.P., the propane operating partnership of Star Gas Partners, L.P. for approximately $475 million. Star Gas Propane currently serves approximately 345,000 customers from approximately 120 customer service centers in the Midwest, Northeast, Florida, and Georgia. In order to finance the transaction, which closed on December 17, 2004, the Partnership entered into a credit agreement with J.P. Morgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc. and Lehman Brothers, Inc. for a $400 million 364-day credit facility and a $325 million five year credit facility, both of which are secured by substantially all of its assets. Also on that date, the Partnership issued common units to Kayne Anderson MLP Investment Company, Tortoise Energy Infrastructure Corporation, and RCH Energy MLP Fund L.P. for $91 million.

Star Gas Propane, LP is a named defendant in a federal securities lawsuit alleging the public disclosures made by its former parent, Star Gas Partners, L.P., were in violation of various securities laws including Rule 10b-5. Star Gas Partners, L.P. has agreed to indemnify the Partnership for this liability. Management does not expect this lawsuit to have a material effect on the Company’s results of operations or financial condition because we believe that the claim is without merit. However, if the lawsuit was decided adversely to Star Gas Propane, L.P. and Star Gas Partners, L.P. was unable to fulfill its indemnification obligation to the Partnership, this lawsuit could have a material effect on the Company’s results of operations or financial condition.

On December 22, 2004 the Partnership issued 4,400,000 Common Units in a public offering, resulting in net proceeds of $121.3 million. Also on that date, the Partnership issued $425 million in Senior Notes resulting in net proceeds of $414.9 million. These funds were used to reduce the debt on the bank credit facilities.

On November 30, 2004, the Partnership acquired the propane assets of Moulton Gas Service, Inc. headquartered in Wapakoneta, Ohio for $60.1 million. In Moulton Gas’ fiscal year ended June 30, 2004, Moulton Gas delivered approximately 21 million gallons of retail propane to approximately 23,000 customers from 4 retail locations and 11 satellite plants in Ohio and provides further critical mass to Inergy’s strong presence in the Great Lakes region.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

14. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data is presented below. The propane business is seasonal due to weather conditions in its service areas. Propane sales to residential and commercial customers are affected by winter heating season requirements, which generally results in higher operating revenues and net income during the period from October through March of each year and lower operating revenues and either net losses or lower net income during the period from April through September of each year. Sales to industrial and agricultural customers are much less weather sensitive.

	(In Thousands of Dollars, except per unit information) Quarter Ended
	December 31	March 31	June 30	September 30
Fiscal 2003
Revenues	$109,690	$158,650	$39,481	$55,544
Gross profit	28,139	40,537	11,067	16,612
Operating income (loss)	10,338	20,075	(4,365)	(2,960)
Net income (loss)	1,637	6,214	(1,622)	1,577

Fiscal 2004
Revenues	$132,581	$178,068	$69,715	$102,132
Gross profit	37,117	50,320	16,987	19,019
Operating income (loss)	12,099	25,152	(8,640)	(7,645)
Net income (loss)	1,864	7,745	(1,197)	1,121

For the quarter ended March 31, 2004 operating income reflects a make whole premium charge of $17.9 million, the write off of deferred financing cost of $1.2 million, and a credit of $0.9 million relating to swap value received upon the cancellation of outstanding interest rate swap agreements.

15. Issuance of Subsidiary Units

Effective December 20, 2001, IPCH Acquisition Corp., a newly formed and wholly-owned subsidiary of Inergy Holdings, LLC, purchased all of the outstanding stock and assumed the outstanding debt of Independent Propane Company, Inc., a retail propane distributor located in Texas, for total consideration of $84.8 million including working capital acquired. Immediately thereafter, the Partnership purchased from Inergy Holdings, LLC substantially all of the assets and assumed certain liabilities of IPCH Acquisition Corp. for $74.6 million in cash, including acquisition costs funded through its credit facility, and the issuance of 1,519,240 common units with a fair value of approximately $19.7 million, $3.5 million of assumed liabilities including liabilities identified in purchase price allocation for total consideration of $97.8 million, including working capital of approximately $7.5 million (the IPC Acquisition). Approximately $10.4 million of the excess consideration paid by the Partnership over that paid by IPCH Acquisition Corp. relates to the tax liability generated by the sale of the assets by IPCH Acquisition Corp. to the Partnership with the remainder due to acquisition costs incurred by the Partnership. In connection to this, the Partnership issued 36,504 common units to members of Independent Propane Company’s management. The transactions resulted in a gain of approximately $5.3 million to the Company.

In June 2002, the Partnership registered 2,800,000 common units, of which 2,122,010 previously unissued units were sold by Inergy, L.P. and 677,990 units were sold on behalf of the selling unitholders. The 2,122,010 common units issued by the Partnership resulted in net proceeds of $30.4 million, net of underwriter’s discount, commission, and offering expenses. In July 2002, the Partnership issued an additional 300,000 common units due to the underwriters’ exercise of the overallotment option, resulting in net proceeds of $4.5 million to the Partnership. These transactions resulted in a gain of approximately $4.2 million to the Company.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In March 2003, the Partnership issued 1,610,000 Common Units in a public offering, resulting in proceeds of $23.3 million, net of underwriter’s discount, commission, and offering expenses as well as a gain of approximately $2.2 million to the Company. Inergy Partners, LLC contributed $0.5 million in cash to the Partnership. in conjunction with the issuance in order to maintain its 2% non-managing general partner interest.

In June 2003, the Partnership issued 5,302 Common Units in conjunction with the acquisition of Phillips Propane, Inc. This resulted in a gain of approximately $0.01 million to the Company. Inergy Partners, LLC contributed $2,000 in cash to the Partnership in conjunction with the issuance in order to maintain its 2% non-managing general partner interest.

In July 2003, Inergy, L.P. issued 1,779,812 Common Units and 508,518 Senior Subordinated Units to the owner of United Propane, Inc. in conjunction with the acquisition of substantially all the propane assets of United Propane, Inc. This resulted in a gain of approximately $3.0 million to the Company. Inergy Partners, LLC contributed $0.9 million in cash to Inergy, L.P. in conjunction with the issuance in order to maintain its 2% non-managing general partner interest.

In January 2004, Inergy, L.P. issued 3,625,000 Common Units in a public offering, resulting in proceeds of $83.3 million, net of underwriter’s discount, commission, and offering expenses. This resulted in a gain of approximately $7.8 million to the Company . Inergy Partners, LLC contributed $1.8 million in cash to Inergy, L.P. in conjunction with the issuance in order to maintain its 2% non-managing general partner interest. These funds were used to repay borrowings under our credit agreement.

In August 2004, Inergy, L.P. issued 1,300,000 Common Units to Tortoise Energy Infrastructure Corporation resulting in proceeds of $29.9 million, net of underwriter’s discount, commission, and offering expenses. This resulted in a gain of approximately $2.6 million to the Company.

16. Distributions from Inergy, L.P.

The amended and restated Agreement of Limited Partnership of Inergy, L.P. (Partnership Agreement) contains specific provisions for the allocation of net earnings and losses to each of the partners for purposes of maintaining the partner capital accounts.

The Partnership Agreement provides that during the Subordination Period (as defined below), the Partnership may issue up to 1,600,000 additional Common Units (excluding Common Units issued in connection with conversion of Subordinated Units into Common Units) or an equivalent number of securities ranking on a parity with the Common Units. During 2003, the Partnership issued 246,372 of such Common Units, thus the Partnership currently retains the ability to issue 1,353,628 additional Common Units under this provision. The Partnership Agreement also provides that an unlimited number of partnership interests junior to the Common Units may be issued without a Unitholder vote. The Partnership may also issue additional Common Units during the Subordination Period in connection with certain acquisitions or the repayment of certain indebtedness. After the Subordination Period, the Partnership Agreement authorizes the General Partner to cause the Partnership to issue an unlimited number of limited partner interests of any type without the approval of any Unitholders.

Quarterly Distributions of Available Cash

The Partnership is expected to make quarterly cash distributions of all of its Available Cash, generally defined as income (loss) before income taxes plus depreciation and amortization, less maintenance capital expenditures and net changes in reserves established by the General Partner for future requirements. These reserves are retained to provide for the proper conduct of the Partnership business, or to provide funds for distributions with respect to any one or more of the next four fiscal quarters.

Inergy Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Distributions by the Partnership in an amount equal to 100% of its Available Cash will generally be made 98% to the Common and Subordinated Unitholders and 2% to the General Partner, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution ($0.30 per Unit), plus any arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. Common Units will not accrue arrearages for any quarter after the Subordination Period (as defined below) and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

In general, the Subordination Period will continue indefinitely until the first day of any quarter beginning after June 30, 2006 for the Senior Subordinated Units and June 30, 2008 for the Junior Subordinated Units in which distributions of Available Cash equal or exceed the Minimum Quarterly Distribution on the Common Units and the Subordinated Units for each of the three consecutive four-quarter periods immediately preceding such date. On August 13, 2004, 1,656,684 Senior Subordinated Units were converted to Common Units. Prior to the end of the Subordination Period, 286,272 Junior Subordinated Units will convert to Common Units after June 30, 2006 and another 1,656,684 Senior Subordinated Units will convert to Common Units after June 30, 2005 and 286,272 Junior Subordinated Units will convert to Common Units after June 30, 2007, if distributions of Available Cash on the Common Units and Subordinated Units equal or exceed the Minimum Quarterly Distribution for each of the three consecutive four-quarter periods preceding such date. Upon expiration of the Subordination Period, all remaining Subordinated Units will convert to Common Units.

The Partnership is expected to make distributions of its Available Cash within 45 days after the end of each fiscal quarter ending December, March, June, and September to holders of record on the applicable record date. The Partnership made distributions to unitholders, including the non-managing general partner, amounting to $16.2 million, $25.2 million, and $37.4 million during the years ended September 30, 2002, 2003, and 2004, respectively, or $1.18, $1.45, $1.60 per unit, respectively, for the periods to which these distributions relate.

The Company owns all of the “incentive distribution rights” provided for in Inergy L.P.’s partnership agreement, which entitles it to receive increasing percentages, up to 48%, of any cash distributed by the Partnership in excess of $0.33 per unit in any quarter. In addition, the Company and its subsidiaries own 1,243,388 Common Units, 1,459,836 Senior Subordinated Units and 975,924 Junior Subordinated Units which on a combined basis approximate a 14.9% limited partner interest.

Schedule II

Inergy Holdings, LLC and Subsidiaries

Valuation and Qualifying Accounts

(in thousands)

Year ended September 30,	Balance at beginning or period	Charged to costs and expenses	Other Additions (recoveries)	Deductions (write-offs)	Balance at end of period
Allowance for doubtful accounts
2004	$997	$214	$1,125	$(1,258)	$1,078
2003	927	719	96	(745)	997
2002	186	451	540	(250)	927

STAR GAS PROPANE, L.P. AND SUBSIDIARY

INDEPENDENT AUDITORS’ REPORT

The Partners of Star Gas Propane, L.P.:

We have audited the accompanying combined balance sheets of Star Gas Propane, L.P. and Subsidiary (the “Partnership”) as of September 30, 2003 and 2004, and the related combined statements of operations, comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2004. These combined financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of September 30, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2 to the combined financial statements, the Partnership is dependent on the financial support of Star Gas Partners, L.P. (“Star Gas Partners”), its parent company. Star Gas Partners advised its bank lenders that the heating oil segment would not be able to make the required representations included in the borrowing certificate under its working capital line of credit and that it is unlikely that it would be able to meet certain conditions for drawing under this line of credit for the quarter ending December 31, 2004 and for the foreseeable future thereafter. The heating oil segment entered into a letter amendment and waiver under its credit agreement whereby it enables borrowings under its working capital line of credit through December 17, 2004. After that date, no further borrowings will be available under this working capital line of credit. These factors raise substantial doubt about Star Gas Partners’ ability to continue as a going concern, which consequently raises substantial doubt about the Partnership’s ability to continue as a going concern. Star Gas Partners’ plans in regard to these matters are also described in Note 2. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 3 and 6 to the combined financial statements, Star Gas Propane, L.P. adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, as of October 1, 2002.

KPMG LLP

Stamford, Connecticut

December 10, 2004

STAR GAS PROPANE, L.P. AND SUBSIDIARY

COMBINED BALANCE SHEETS

(in thousands)

	September 30,
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$5,788	$11,366
Receivables, net of allowance of $1,202 and $1,558, respectively	15,697	19,427
Inventories	14,415	13,411
Prepaid expenses and other current assets	3,736	6,084
Due from affiliates	7,600	10,658

Total current assets	47,236	60,946

Property and equipment, net	186,152	183,823
Long-term portion of accounts receivable	1,037	879
Goodwill	40,138	42,615
Intangibles, net	78,053	76,314
Deferred charges and other assets	2,738	2,683

Total assets	$355,354	$367,260

Liabilities and Net Assets
Current liabilities:
Accounts payable	$7,712	$10,930
Working capital facility borrowings	6,000	—
Current maturities of long-term debt	10,250	10,250
Accrued expenses and other current liabilities	9,222	8,792
Unearned service contract revenue	1,013	1,407
Due to affiliate	—	32,500
Customer credit balances	25,458	29,305

Total current liabilities	59,655	93,184

Long-term debt	110,850	88,000
Other long-term liabilities	1,297	1,127
Deferred tax liability	1,247	1,952

Net assets	182,305	182,997

Total net liabilities and net assets	$355,354	$367,260

See accompanying notes to combined financial statements.

STAR GAS PROPANE, L.P. AND SUBSIDIARY

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Years Ended September 30,
	2002	2003	2004
Sales:
Product	$176,741	$255,946	$317,139
Installation, service and appliance	18,776	23,354	31,707

Total sales	195,517	279,300	348,846

Costs and expenses:
Cost of product	78,227	139,008	185,725
Cost of installations, service and appliances	4,638	6,007	11,273
Delivery and branch expenses	61,678	76,279	92,701
Depreciation and amortization expense	16,783	16,958	20,030
General and administrative expenses	8,526	10,568	10,092

Operating income	25,665	30,480	29,025

Interest expense	(13,369)	(11,126)	(10,390)
Interest income	142	89	69
Amortization of debt issuance costs	(250)	(194)	(166)
Loss on redemption of debt	—	(393)	—

Income before income taxes	12,188	18,856	18,538
Income tax expense (benefit)	1,974	(187)	990

Net income	$10,214	$19,043	$17,548

See accompanying notes to combined financial statements.

STAR GAS PROPANE, L.P. AND SUBSIDIARY

STATEMENTS OF COMBINED COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended September 30,
	2002	2003	2004
Net income	$10,214	$19,043	$17,548

Other comprehensive income (loss):
Unrealized gain (loss) on derivative instruments	2,335	(495)	1,897

Comprehensive income	$12,549	$18,548	$19,445

Accumulated Other Comprehensive Income (Loss)	Derivative Instruments
Balance as of September 30, 2001	$(2,103)

Reclassification to earnings	1,520
Unrealized gain	815

Other comprehensive income	2,335

Balance as of September 30, 2002	232

Reclassification to earnings	(329)
Unrealized loss	(166)

Other comprehensive loss	(495)

Balance as of September 30, 2003	(263)

Reclassification to earnings	(758)
Unrealized gain	2,655

Other comprehensive income	1,897

Balance as of September 30, 2004	$1,634

See accompanying notes to combined financial statements.

STAR GAS PROPANE, L.P. AND SUBSIDIARY

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended September 30,
	2002	2003	2004
Cash flows provided by (used in) operating activities:
Net income	$10,214	$19,043	$17,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,783	16,958	20,030
Amortization of debt issuance cost	250	194	166
Loss on redemption of debt	—	393	—
Provision for losses on accounts receivable	599	1,125	1,113
Deferred tax expense (benefit)	1,730	(487)	705
Loss (gain) on sales of fixed assets	266	(104)	55
Changes in operating assets and liabilities, net of amounts related to acquisitions:
Decrease (increase) in receivables	906	(3,256)	(4,505)
Decrease (increase) in inventories	4,153	(1,545)	1,454
Decrease (increase) in other assets	1,377	(3,472)	(4,552)
(Decrease) increase in accounts payable	(91)	2,131	3,218
Increase (decrease) in other current and long-term liabilities	170	(1,524)	4,478

Net cash provided by operating activities	36,357	29,456	39,710

Cash flows provided by (used in) investing activities:
Capital expenditures	(5,235)	(5,526)	(5,440)
Proceeds from sales of fixed assets	508	1,366	796
Acquisitions	(44,354)	(48,541)	(13,945)

Net cash used in investing activities	(49,081)	(52,701)	(18,589)

Cash flows provided by (used in) financing activities:
Equity contribution from Star Gas Partners, L.P.	40,074	109,030	32,950
Note to Star Gas Partners	—	—	32,500
Working Capital facility borrowings	22,850	42,000	42,900
Working Capital facility repayments	(31,250)	(36,000)	(48,900)
Acquisition facility borrowings	73,250	44,600	5,550
Acquisition facility repayments	(38,650)	(64,600)	(18,150)
Distributions to Star Gas Partners, L.P.	(38,746)	(37,600)	(51,700)
Repayment of debt	(8,702)	(35,875)	(10,250)
Other	(853)	(1,426)	(443)

Net cash provided by (used in) financing activities	17,973	20,129	(15,543)

Net increase (decrease) in cash and cash equivalents	5,249	(3,116)	5,578
Cash and cash equivalents at beginning of period	3,655	8,904	5,788

Cash and cash equivalents at end of period	$8,904	$5,788	$11,366

See accompanying notes to combined financial statements.

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS

1) Partnership Organization

The Limited Partnership interests of Star Gas Propane, L.P., (“Star Gas Propane” or the “Partnership”), is owned by Star Gas Partners, L.P., (“Parent”). The General Partner of Star Gas Propane is Star Gas LLC. Petroleum Heat and Power Co., Inc. (“heating oil segment”) is owned by Star Gas Propane. See Note 3 - Basis of Presentation.

Star Gas Propane markets and distributes propane gas, other petroleum products and related products to approximately 334,000 retail and wholesale customers in the Midwest and Northeast regions of the United States as well as Florida and Georgia.

2) Recent Events

On October 13, 2004, the Parent had advised the heating oil segment’s bank lenders that this segment would not be able to make the required representations included in the borrowing certificate under its working capital line. In addition, the Parent notified such lenders that, for the quarter ending December 31, 2004 and for the foreseeable future thereafter, the heating oil segment will be unlikely to satisfy the drawing condition that requires that the consolidated funded debt of the Parent not exceed 5.00 times its consolidated operating cash flow. Further, the Parent advised the lenders that the heating oil segment may not be able to maintain a zero balance under the working capital facility (except for letter of credit obligations) for 45 consecutive days from April 1, 2005 to September 30, 2005, as required by the heating oil segment’s covenants.

On October 15, 2004, the heating oil segment’s bank lenders agreed to permit the heating oil segment to request new working capital advances daily while the Parent was in discussions with such bank lenders about modifying the terms and conditions of the heating oil segment’s credit agreement. In connection with that understanding the bank lenders requested that the Parent allow an independent financial advisor to review the heating oil segment’s operations and performance on their behalf.

On November 5, 2004, the Parent’s heating oil segment entered into a letter amendment and waiver under its credit agreement with Wachovia Bank, N.A. As a result of the amendment, the heating oil segment was able to continue to borrow funds under the credit agreement to support its working capital requirements for the near term. The amendment provides for the waiver, through December 17, 2004, of various terms under the credit agreement. The amendment also amends for the waiver period the financial covenant regarding the Parent’s consolidated funded debt to cash flow ratio and the financial covenant regarding the heating oil segment’s cash flow to interest expense ratio.

On October 28, 2004, Star Gas Propane entered into a commitment letter with JPMorgan Securities Inc. and JPMorgan Chase Bank. Under the commitment letter, as amended, JPMorgan Chase Bank committed, subject to certain conditions, to provide a $350 million ($260 million, if Star Gas Propane is sold, as discussed below) asset-based senior secured revolving credit facility referred to herein as the revolving credit facility and a $300 million senior secured bridge facility referred to herein as the bridge facility to refinance (the “refinancing transactions”) all of the heating oil segment’s and Star Gas Propane’s (if Star Gas Propane is not sold) working capital facilities and senior secured notes.

On November 18, 2004, the Parent entered into an agreement to sell the propane segment, held largely through Star Gas Propane, to Inergy Propane LLC (“Inergy”), the operating subsidiary of Inergy, L.P. for $475 million subject to certain adjustments. In addition, the Parent gave notice to holders of the heating oil segment’s secured notes of its optional election to prepay such secured notes, representing an aggregate payment, including principal, interest and estimated premium, of approximately $182 million. The Parent subsequently gave notice of its optional election to prepay Star Gas Propane’s secured notes involving an aggregate payment including

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

principal, interest and estimated premium, of approximately $114 million. The aggregate amount payable with regard to both sets of secured notes is approximately $296 million. The Parent expects to recognize a loss on the early redemption of this debt.

The Parent’s commitment from JPMorgan Chase is not contingent upon the consummation of the sale of Star Gas Propane. Accordingly, the Parent believes it would be able to draw down JPMorgan Chase’s bridge facility to repay the Parent’s subsidiaries’ secured notes, which will become due on December 17, 2004 because of the Parent’s notice of prepayment. The Parent also intends to close on that date the asset based revolving credit agreement underwritten by JPMorgan Chase to replace the existing revolving credit agreements of the Parent’s subsidiaries. The JPMorgan Chase commitment for the bridge facility and the revolving credit facility are subject to a number of conditions and there can be no assurance that the Parent will meet those conditions.

If Star Gas Propane is sold (either before or after December 17, 2004), the revolving credit facility requires that the total commitment be reduced to $260 million and the liens on all of the assets of Star Gas Propane be released.

If the Parent is unable to close the new revolving credit facility and either the bridge facility or the sale of Star Gas Propane by December 17, 2004, the Parent would be unable to refinance the heating oil segment’s and Star Gas Propane’s credit facilities and to repay the heating oil segment’s and Star Gas Propane’s institutional indebtedness, which are due and payable on such date. In such an event, if the Parent were not successful in rescheduling the maturity dates of such indebtedness, the Parent (including Star Gas Propane) may be forced to seek the protection of the bankruptcy courts.

3) Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements include the accounts of Star Gas Propane and its corporate subsidiary, Stellar Propane Service, Inc. These financial statements do not include the assets, liabilities, or results of operations of Petroleum Heat and Power Co., Inc., a wholly owned subsidiary of Star Gas Propane, L.P. These combined financial statements were prepared to reflect the propane operations to be sold to Inergy Propane, LLC (as buyer) and Inergy, L.P. (as guarantor) pursuant to the Interest Purchases Agreement dated November 18, 2004. All material intercompany items and transactions have been eliminated in combination.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Sales of propane, heating oil and propane/heating oil equipment are recognized at the time of delivery of the product to the customer or at the time of sale or installation. Revenue from repairs and maintenance service is recognized upon completion of the service. With respect to annually billed customer tank rental charges, revenues are recorded on a straight-line basis over one year. Payments received from customers for heating oil equipment service contracts are deferred and amortized into income over the terms of the respective service contracts, on a straight-line basis, which generally do not exceed one year.

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Cash Equivalents

Star Gas Propane considers all highly liquid investments with maturity of three months or less, when purchased, to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market and are computed on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method.

Goodwill and Intangible Assets

Goodwill and intangible assets include goodwill, customer lists and covenants not to compete.

Goodwill is the excess of cost over the fair value of net assets in the acquisition of a company. Star Gas Propane amortized goodwill using the straight-line method over a twenty-five year period for goodwill acquired prior to July 1, 2001. In accordance with the provisions of SFAS No. 141 “Business Combinations”, goodwill acquired after June 30, 2001 was not amortized. On October 1, 2002, Star Gas Propane adopted the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” On October 1, 2002, Star Gas Propane ceased amortization of all goodwill. Star Gas Propane performed its annual impairment review during its fiscal fourth quarter and it concluded that there was no impairment to the carrying value of goodwill, as of August 31, 2004.

Customer lists are the names and addresses of the acquired company’s patrons. Based on the historical retention experience of these lists, Star Gas Propane amortizes customer lists on a straight-line basis over fifteen years.

Covenants not to compete are non-compete agreements established with the owners of an acquired company and are amortized over the respective lives of the covenants on a straight-line basis, which are generally five years.

Impairment of Long-lived Assets

It is Star Gas Propane’s policy to review intangible assets and other long-lived assets, in accordance with SFAS No. 144, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Star Gas Propane determines that the carrying values of such assets are recoverable over their remaining estimated lives through undiscounted future cash flow analysis. If such a review should indicate that the carrying amount of the assets is not recoverable, it is Star Gas Propane’s policy to reduce the carrying amount of such assets to fair value.

Deferred Charges

Deferred charges represent the costs associated with the issuance of debt instruments and are amortized over the lives of the related debt instruments.

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Advertising Expense

Advertising costs are expensed as they are incurred. Advertising expense was $1.5 million, $1.6 million and $2.2 million in 2002, 2003 and 2004, respectively.

Customer Credit Balances

Customer credit balances represent pre-payments received from customers pursuant to a budget payment plan (whereby customers pay their estimated annual usage on a fixed monthly basis) and the payments made have exceeded the charges for deliveries.

Environmental Costs

Star Gas Propane expenses on a current basis, costs associated with managing hazardous substances and pollution in ongoing operations. Star Gas Propane also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.

Insurance Reserves

Star Gas Propane accrues for workers’ compensation claims not covered under its insurance policies based upon expectations as to what its ultimate liability will be for these claims.

Derivatives and Hedging

Star Gas Propane uses derivative financial instruments to manage its exposure to market risk related to changes in the current and future market price of propane and home heating oil. Star Gas Propane believes it is prudent to minimize the variability and price risk associated with the purchase of propane and home heating oil, accordingly, it is Star Gas Propane’s objective to hedge the cash flow variability associated with forecasted purchases of its inventory held for resale through the use of derivative instruments when appropriate. To a lesser extent Star Gas Propane, also hedges the fair value of inventory on hand or firm commitments to purchase inventory. To meet these objectives, it is Star Gas Propane’s policy to enter into various types of derivative instruments to (i) manage the variability of cash flows resulting from the price risk associated with forecasted purchases of propane and (ii) hedge the downside price risk of firm purchase commitments and in some cases physical inventory on hand.

All derivative instruments are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, Star Gas Propane designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). Star Gas Propane formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Star Gas Propane also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

When it is determined that a derivative is not highly effective as a hedge or that is has ceased to be a highly effective hedge, Star Gas Propane discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge, Star Gas Propane continues to carry the derivative on the balance sheet at its fair value, and recognized changes in the fair value of the derivative through current-period earnings.

Income Taxes

Star Gas Propane is a limited partnership. As a result, for Federal income tax purposes, earnings or losses are allocated directly to the individual partners. Except for the Partnership’s corporate subsidiary, no recognition has been given to Federal income taxes in the accompanying financial statements. While the Partnership’s corporate subsidiary will generate non-qualifying Limited Partnership revenue, dividends from the corporate subsidiary are included in the determination of Limited Partnership income. In addition, a portion of the dividends received by Star Gas Propane from the corporate subsidiary will be taxable to the limited partners. Net earnings for financial statement purposes will differ significantly from taxable income for the limited partners as a result of differences between the tax basis and financial reporting basis of assets and liabilities.

The Partnership’s corporate subsidiary files a consolidated Federal income tax return with other corporate subsidiaries of the Parent. The Parent allocates income tax benefits and charges to the Partnership as if the Partnership filed its tax return on a stand-alone basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

4) Inventories

The components of inventory were as follows:

	September 30,
(in thousands)	2003	2004
Propane	$8,363	$7,043
Heating oil and other fuels	900	1,381
Appliances and equipment	5,152	4,987

	$14,415	$13,411

Inventory Derivative Instruments

Star Gas Propane periodically hedges a portion of its propane and home heating oil purchases and sales through futures, options and swap agreements.

To hedge a substantial portion of the purchase price associated with heating oil gallons anticipated to be sold to its price plan customers, Star Gas Propane at September 30, 2004 had outstanding 5.7 million gallons of

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

futures contracts to buy heating oil with a notional value of $6.5 million and a fair value of $1.3 million. The contracts expire at various times with no contract expiring later than June 30, 2005. Star Gas Propane recognizes the fair value of these derivative instruments as assets.

To hedge a substantial portion of the purchase price associated with propane gallons anticipated to be sold to its fixed price customers, Star Gas Propane at September 30, 2004 had outstanding swap contracts to buy approximately 33 million gallons of propane with a notional value of $27.3 million and a fair value of $0.4 million and option contracts to sell approximately 19.7 million of propane with a notional value of $13.3 million and a fair value of $0.5 million. The contracts expire at various times with no contract expiring later than June 30, 2005.

For the year ended September 30, 2004, Star Gas Propane has recognized the following for derivative instruments designated as cash flow hedges: $3.2 million gain in earnings due to instruments that expired or settled during the current year, $1.6 million unrealized gain in accumulated other comprehensive income due to the effective portion of derivative instruments outstanding at September 30, 2004, and less than $0.1 million gain in earnings due to hedge ineffectiveness for derivative instruments outstanding at September 30, 2004. For derivative instruments accounted for as fair value hedges, Star Gas Propane recognized a $0.5 million loss in earnings due to instruments that expired or settled during the current year and a $0.3 million unrealized loss for the change in fair value of derivatives outstanding at September 30, 2004.

For the year ended September 30, 2003, Star Gas Propane had recognized the following for derivative instruments designated as cash flow hedges: $0.8 million gain in earnings due to instruments which expired or settled during the fiscal year ended September 30, 2003, $0.3 million unrealized loss in accumulated other comprehensive income due to the effective portion of derivative instruments outstanding at September 30, 2003, $0.2 million unrealized loss due to hedge ineffectiveness for derivative instruments outstanding at September 30, 2003. For derivative instruments accounted for as fair value hedges, Star Gas Propane recognized a $0.1 million loss in earnings due to instruments which expired or settled during the fiscal year ended September 30, 2003, and a $0.2 million unrealized loss in earnings for the change in the fair value of derivative instruments outstanding at September 30, 2003.

Star Gas Propane recorded $2.0 million for the fair value of its derivative instruments, to other current assets, at September 30, 2004. The balance carried in accumulated other comprehensive income for effective cash flow hedges are expected to be reclassified into earnings, through cost of goods sold, over the next 12 months.

5) Property and Equipment

The components of property and equipment and their estimated useful lives were as follows:

	September 30,
(in thousands)	2003	2004	Useful Lives
Land	$11,705	$11,977
Buildings and leasehold improvements	16,514	16,989	4 - 30 years
Fleet and other equipment	34,349	35,947	3 - 30 years
Tanks and equipment	183,531	188,087	8 - 30 years
Furniture and fixtures	7,445	8,736	3 - 12 years

Total	253,544	261,736
Less: accumulated depreciation	(67,392)	(77,913)

Total	$186,152	$183,823

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

6)	Goodwill and Other Intangible Assets

On October 1, 2002, Star Gas Propane adopted the provisions of SFAS No. 142, which required Star Gas Propane to discontinue amortizing goodwill. SFAS No. 142 also requires that goodwill be reviewed for impairment at least annually thereafter. Star Gas Propane performed its annual impairment review during its fourth fiscal quarter of 2004, and determined that there was no impairment of its goodwill.

Under SFAS No. 142, goodwill impairment is deemed to exist if the carrying amount of a reporting unit exceeds its estimated fair value. If goodwill of a reporting unit is determined to be impaired, the amount of impairment is measured based on the excess of the net book value of the goodwill over the implied fair value of the goodwill. In calculating the estimated fair value of the reporting unit, a discounted cash flow methodology is utilized.

A summary of changes in Star Gas Propane’s goodwill during the year ended September 30, 2003 and 2004 is as follows (in thousands):

Balance as of October 1, 2002	$35,502
Fiscal 2003 acquisitions	4,636

Balance as of October 1, 2003	40,138
Fiscal 2004 acquisitions	2,477

Balance as of September 30, 2004	$42,615

Intangible assets subject to amortization consist of the following (in thousands):

	September 30, 2003			September 30, 2004
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer lists	$101,943	$27,267	$74,676	$107,506	$34,553	$72,953
Covenants not to compete	8,223	4,846	3,377	9,367	6,006	3,361

	$110,166	$32,113	$78,053	$116,873	$40,559	$76,314

Star Gas Propane results for the fiscal years ended September 30, 2002 on a historic basis did not reflect the impact of the provisions of SFAS No. 142. Had Star Gas Propane adopted SFAS No. 142 on October 1, 2001, the unaudited pro forma effect on net income (loss) would have been as follows:

	Net Income
(in thousands)	2002	2003	2004
As reported: Net Income (loss)	$11,944	$18,556	$18,253
Add: Goodwill amortization	1,358	—	—
Income tax impact	—	—	—

Adjusted: Net Income (loss)	$13,302	$18,556	$18,253

Amortization expense for intangible assets was $5.7 million, $6.4 million and $8.4 million for the fiscal years ended September 30, 2002, 2003 and 2004, respectively. Total estimated annual amortization expense

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

related to other intangible assets subject to amortization, for the year ending September 30, 2005 and the four succeeding fiscal years ended September 30, is as follows (in thousands of dollars):

Amount
2005	$8,584
2006	$8,303
2007	$8,167
2008	$8,036
2009	$6,594

7) Term Debt and Bank Facility Borrowings

Long-term debt consisted of the following at the indicated dates:

(in thousands)	September 30, 2003	September 30, 2004
8.04% First Mortgage Notes Due March 15, 2009 (a)	$61,500	$51,250
8.67% First Mortgage Notes Due March 30, 2012 (a)	12,500	12,500
8.72% First Mortgage Notes Due March 30, 2015 (a)	15,000	15,000
7.62% First Mortgage Notes Due April 1, 2008 (a)	7,500	7,500
7.95% First Mortgage Notes Due April 1, 2011 (a)	10,000	10,000
Acquisition Facility Borrowings (b)	12,600	—
Parity Debt Facility Borrowings (b)	2,000	2,000
Working Capital Facility Borrowings (b)	6,000	—

	127,100	98,250
Less current maturities	(10,250)	(10,250)
Less working capital facility borrowings	(6,000)	—

Total	$110,850	$88,000

(a)	In December 1995, Star Gas Propane assumed $85.0 million of first mortgage notes (the “First Mortgage Notes”) with an annual interest rate of 8.04% in connection with the initial Partnership formation. In January 1998, Star Gas Propane issued an additional $11.0 million of First Mortgage Notes with an annual interest rate of 7.17%. In March 2000, Star Gas Propane issued $27.5 million of 8.67% and 8.72% First Mortgage Notes. In March 2001, Star Gas issued $29.5 million of First Mortgage Notes with an average annual interest rate of 7.89% per year. Obligations under the First Mortgage Note Agreements are secured, on an equal basis with Star Gas Propane’s obligations under the Star Gas Propane Bank Credit Facilities, by a mortgage on substantially all of the real property and liens on substantially all of the operating facilities, equipment and other assets of Star Gas Propane. The First Mortgage Notes requires semiannual payments, without premium on the principal thereof, which began on March 15, 2001 and has a final maturity of March 30, 2015. Interest on the First Mortgage Notes is payable semiannually in March and September. The First Mortgage Note Agreements contain various restrictive and affirmative covenants applicable to Star Gas Propane; the most restrictive of these covenants relate to the incurrence of additional indebtedness and restrictions on dividends, certain investments, guarantees, loans, sales of assets and other transactions. In fiscal 2003, the Propane segment repaid $11.0 million of its 7.17% First Mortgage Notes, $12.9 million of its 8.04% First Mortgage Notes and $12.0 million of its 7.89% First Mortgage Notes.
(b)

The Star Gas Propane Bank Credit Facilities currently consist of a $25.0 million Acquisition Facility, a $25.0 million Parity Debt Facility and a $24.0 million Working Capital Facility. At September 30, 2004, $2.0 million was borrowed under its Parity Debt Facility. The agreement governing the Bank Credit Facilities contains covenants and default provisions generally similar to those contained in the First

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Mortgage Note Agreements. The Bank Credit Facilities bear interest at a rate based upon the London Interbank Offered Rate plus a margin (as defined in the Bank Credit Facilities). The Partnership is required to pay a fee for unused commitments, which amounted to $0.2 million in fiscal 2002 and 2003 and $0.1 million in fiscal 2004. For fiscal 2002, 2003 and 2004, the weighted average interest rate on borrowings under these facilities was 4.2%, 4.0% and 3.4%, respectively. At September 30, 2004, the interest rate on the borrowings outstanding was 2.9%. Borrowings under the Working Capital Facility requires a minimum period of 30 consecutive days during each fiscal year that the facility will have no amount outstanding. This facility will expire on September 30, 2006. Borrowings under the Acquisition and Parity Debt Facilities will revolve until September 30, 2006, after which time any outstanding loans thereunder, will amortize in eight equal quarterly principal payments with a final payment due on September 30, 2008.

As of September 30, 2004, Star Gas Propane was in compliance with all debt covenants. As of September 30, 2004, the maturities during fiscal years ending September 30, including working capital borrowings are set forth in the following table:

(in thousands)
2005	$10,250
2006	12,750
2007	12,750
2008	14,750
2009	10,250
Thereafter	37,500

$98,250

8)	Acquisitions

During fiscal 2004, Star Gas Propane acquired ten retail propane dealers for an aggregate cost of $13.9 million.

During fiscal 2003, Star Gas Propane acquired seven retail propane dealers for an aggregate cost of $48.5 million.

During fiscal 2002, Star Gas Propane acquired seven retail propane dealers for an aggregate cost of $44.4 million.

The following table indicates the allocation of the aggregate fair values and the respective periods of amortization assigned for the 2002, 2003 and 2004 acquisitions:

Fair Market Values of Assets and Liabilities

(in thousands)	2002	2003	2004	Useful Lives
Land	$1,252	$1,562	$335	—
Buildings	1,310	862	401	30 years
Furniture and equipment	648	466	64	10 years
Fleet	2,506	5,355	901	5 - 30 years
Tanks and equipment	10,583	9,250	2,539	5 - 30 years
Customer lists	18,768	23,766	5,563	15 years
Restrictive covenants	650	607	1,144	5 years
Goodwill	7,613	4,636	2,478	—
Working capital	1,024	2,037	520	—

Net cash paid	$44,354	$48,541	$13,945

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The acquisitions were accounted for under the purchase method of accounting. Purchase prices have been allocated to the acquired assets and liabilities based on their respective fair values on the dates of acquisition. The purchase prices in excess of the fair values of net assets acquired were classified as intangibles in the Balance Sheets. Sales and net income have been included in the Statements of Operations from the respective dates of acquisition.

The following unaudited pro forma information presents the results of operations of the Partnership and the acquisitions previously described as if the acquisitions had been acquired on October 1 of the year preceding the year of purchase. This pro forma information is presented for informational purposes, it is not indicative of future operating performance.

	Years Ended September 30,
(in thousands)	2002	2003	2004
Sales	$288,878	$364,713	$363,967

Net income (loss)	$17,940	$28,389	$19,315

9) Employee Benefit Plans

Star Gas Propane has a 401(k) plan, which covers certain eligible non-union and union employees. Subject to IRS limitations, the 401(k) plan provides for each employee to contribute from 1.0% to 15.0% of compensation. Star Gas Propane contributes to non-union participants a matching amount up to a maximum of 3.0% of compensation. Aggregate matching contributions made to the 401(k) plan during fiscal 2002, 2003 and 2004, were $0.5 million, $0.6 million and $0.6 million, respectively. For the fiscal years 2002, 2003 and 2004, Star Gas Propane made contributions on behalf of its union employees to union sponsored defined benefit plans of $0.8 million, $0.9 million and $0.9 million, respectively.

10)	Income Taxes

Income tax expense (benefit) was comprised of the following for the indicated periods:

	Years Ended September 30,
(in thousands)	2002	2003	2004
Current:
Federal	$—	$—	$—
State	244	300	285
Deferred	1,730	(487)	705

	$1,974	$(187)	$990

The sources of the deferred income tax expense (benefit) and the tax effects of each were as follows:

	Years Ended September 30,
(in thousands)	2002	2003	2004
Depreciation	$1,754	$(400)	$1,346
Amortization expense	(21)	71	(63)
Vacation expense	—	(44)	44
Bad debt expense	—	(43)	(94)
Recognition of tax benefit of net operating loss to the extent of current and previous recognized temporary differences	(3)	(71)	(528)

	$1,730	$(487)	$705

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred taxes for the years ended September 30, 2003 and 2004 using current rates are as follows:

(in thousands)	Years Ended September 30,
	2003	2004
Deferred Tax Assets
Net operating loss carryforwards	$84	$612
Vacation accrual	44	—
Bad debt expense	44	138
Amortization	—	13

Total deferred tax assets	$172	$763

Deferred Tax Liabilities
Depreciation	$1,369	$2,715
Amortization	50	—

Total deferred tax liabilities	1,419	2,715

Net deferred taxes	$1,247	$1,952

At September 30, 2004, Star Gas Propane through its corporate subsidiary had net income tax loss carryforwards for Federal income tax reporting purposes of approximately $1.5 million. The losses are available to offset future Federal taxable income through 2024.

11) Long-Term Contractual Commitments and Off-Balance Sheet Arrangements

Lease Commitments

The Partnership has entered into certain operating leases for office space, trucks and other equipment.

The future minimum rental commitments at September 30, 2004, under operating leases having an initial or remaining non cancelable term of one year or more are as follows:

(in thousands)
2005	$1,106
2006	997
2007	921
2008	764
2009	679
Thereafter	1,978

Total future minimum lease payments	$6,445

The propane segment leases its Seymour, Indiana underground storage facility to TEPPCO Partners, L.P. effective as of May 2003. This agreement provides TEPPCO Partners, L.P. storage capacity of 21 million gallons at any one time in this facility. This agreement provides the propane segment storage capacity of 21 million gallons at any one time in TEPPCO Partners, L.P.’s pipeline system. The agreement also requires TEPPCO Partners, L.P., to pay the propane segment $0.2 million annually. This lease agreement will expire on December 31, 2007.

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The Partnership’s rent expense for the fiscal years ended September 30, 2002, 2003 and 2004 was $2.6 million, $3.3 million and $3.8 million, respectively.

12) Supplemental Disclosure of Cash Flow Information

	Years Ended September 30,
(in thousands)	2002	2003	2004
Cash paid during the period for:
Income taxes	$331	$281	$165
Interest	$12,027	$13,362	$10,389

13) Commitments and Contingencies

In the ordinary course of business, Star Gas Propane is threatened with, or is named in, various lawsuits. In the opinion of management, Star Gas Propane is not a party to any litigation, which individually or in the aggregate could reasonably be expected to have a material adverse effect on Star Gas Propane’s results of operations, financial position or liquidity.

Since October 21, 2004, 15 purported class action lawsuits on behalf of a purported class of unitholders have been filed against the Parent and various subsidiaries and officers and directors, alleging the same or substantially similar claims, collectively referred to herein as the “Class Action Complaints”.

The Class Action plaintiffs generally allege that the Parent violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 10b-5 promulgated thereunder, by purportedly failing to disclose, among other things: (1) problems with the restructuring of the heating oil segment’s system and customer attrition related thereto; (2) the heating oil segment’s business process improvement program was not generating the benefits allegedly claimed; (3) that the Parent was struggling to maintain its profit margins in hits heating oil segment; (4) that the Parent’s second quarter 2004 profit margins were not representative of its ability to pass on heating oil price increases; and (5) that the Parent was facing an inability to pay its debts and that, as a result, its credit rating and ability to obtain future financing was in jeopardy. The Class Action plaintiffs seek an unspecified amount of compensatory damages including interest against the defendants jointly and severally and an award of reasonable costs and expenses. The Parent will defend against the Class Actions vigorously. However, the Parent is unable to predict the outcome of these lawsuits at this time. In the event that one or more of the Class Actions were decided adversely to the Parent, it could have a material effect on the Partnership’s results of operations, financial position or liquidity.

14) Disclosures About the Fair Value of Financial Instruments

Cash, Accounts Receivable, Notes Receivable, Inventory Derivative Instruments, Working Capital Borrowings, Accounts Payable and Due to Affiliates

The carrying amount approximates fair value because of the short maturity of these instruments or because they are carried at fair value.

Long-Term Debt

The fair values of each of Star Gas Propane’s long-term financing instruments, including current maturities, are based on the amount of future cash flows associated with each instrument, discounted using Star Gas Propane’s current borrowing rate for similar instruments of comparable maturity.

STAR GAS PROPANE, L.P. AND SUBSIDIARY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The estimated fair value of Star Gas Propane’s long-term debt is summarized as follows:

	At September 30, 2003		At September 30, 2004
(in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt	$121,100	$126,147	$98,250	$104,111

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

15)	Related Party Transactions

Star Gas Propane had a net receivable due from the Parent and Petro of $7.6 million and $10.7 million at September 30, 2003 and 2004, respectively. These amounts were due for the cost of certain executive personnel and professional fees directly charged to the Partnership and for the collection of certain Star Gas Propane receivables by Petro in connection with conducting the operations of a certain shared branch location.

Star Gas Propane made distributions of $38.7 million, $37.6 million and $51.7 million to the Parent for fiscal years ended September 30, 2002, 2003 and 2004, respectively.

During fiscal 2004, the Parent issued two demand notes to Star Gas Propane in the amount of $32.5 million with an interest rate equal to the interest rate in the Star Gas Propane Bank Credit Facility.

Appendix A

Form of Agreement of Limited Partnership

A-1

Appendix B

Estimated Available Cash From Operating Surplus

The following table sets forth the calculation of estimated available cash from operating surplus for Inergy Holdings, L.P. for the three months ended March 31, 2005 and on an annualized basis and should be read in conjunction with “Cash Available for Distribution”. This information assumes the recently declared quarterly distribution of $0.50 by Inergy, L.P. (Inergy) on our current ownership interests. Inergy’s ability to sustain this distribution level is subject to the risks describe in the “Risk Factors” section of this prospectus.

	Three Months Ended March 31, 2005	Annualized
	(in thousands, except per unit data)
Inergy, L.P. Declared Distribution Per Unit (a)	$0.50	$2.00

Cash Distributions to Us (b)	$4,698	$18,794
Less: Incremental General and Administrative Expense (c)	(75)	(300)
Less: Interest Expense (d)	(176)	(703)

Estimated Available Cash from Operating Surplus	$4,448	$17,791

Inergy Holdings, L.P. Expected Distribution per Common Unit (e)	$0.225	$0.900

Common Units Held by Public	3,400	3,400
Common Units Held by Our Former Owners	16,090	16,090

Amount of Cash Required for Distributions on our Common Units (f)	$4,385	$17,541

(a)	The board of directors of Inergy GP, LLC, Inergy’s managing general partner, declared a quarterly distribution of $0.50 per limited partner unit on March 10, 2005, or $2.00 on an annualized basis.

(b)	Cash distributions to us are derived from our aggregate partnership ownership interests in Inergy consisting of the following:

•	a 100% ownership interest in each of the managing general partner of Inergy, which manages Inergy’s business and affairs, and the non-managing general partner of Inergy, which owns an approximate 1.4% general partner interest in Inergy;

•	1,243,388 Inergy common units, 1,568,028 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, representing an aggregate limited partner interest in Inergy of approximately 11.4%; and

•	all of the incentive distribution rights in Inergy, which entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter.

We expect to receive cash distributions at the current declared distribution level of Inergy of approximately $4.7 million for the quarter ending March 31, 2005, and approximately $18.8 million per year on an annual basis.

(c)	We estimate that the incremental general and administrative expenses as a result of becoming a public company will be approximately $0.075 million per quarter, or approximately $0.3 million per year.

(d)	Based upon our estimated indebtedness after giving effect to our initial public offering, we expect our interest expense will be approximately $0.7 million per year, or approximately $0.18 million per quarter.

(e)	Based upon the current cash distribution policy of Inergy as well as our expected expenses and prudent operating reserves, we expect that our initial quarterly distribution rate will be $0.225 per common unit.

(f)	The pro forma amounts reflected above would have been sufficient to cover the following percentages of the our expected distribution requirement for the quarter ended March 31, 2005 and on annualized basis.

	Three Months Ended March 31, 2005	Annualized
Inergy Holdings, L.P. Common Unitholders	101.4%	101.4%

B-1

3,400,000 Common Units

Representing Limited Partner Interests

PROSPECTUS

                    , 2005

LEHMAN BROTHERS

A.G. EDWARDS

CITIGROUP

WACHOVIA SECURITIES

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses Of Issuance And Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee	$9,770
NASD filing fee	8,711
Nasdaq National Market listing fee	40,000
Printing and engraving expenses.	250,000
Fees and expenses of legal counsel	550,000
Accounting fees and expenses	200,000
Transfer agent and registrar fees	5,000
Miscellaneous	46,519

Total	$1,110,000

*	To be provided by amendment.

Item 14. Indemnification Of Directors And Officers.

The section of the prospectus entitled “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Indemnification” discloses that we will generally indemnify officers and members of the board of directors of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section 7 of the Underwriting Agreement filed as an exhibit to this registration statement in which we will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in our partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

To the extent that the indemnification provisions of our partnership agreement purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable.

Item 15. Recent Sales Of Unregistered Securities.

The following is a summary of our transactions during the past three years involving issuances of our securities that were not registered under the Securities Act:

1. On August 26, 2002, we sold to Andrew Atterbury a 4% limited liability company interest in Inergy Holdings, LLC in exchange for $3,688,920.

2. On September 15, 2003, we sold to David G. Dehaemers a 1.5% limited liability company interest in Inergy Holdings, LLC in exchange for $1,500,000.

3. On November 5, 2004, we issued promissory notes to our members in the aggregate principal amount of $15,000,000. These notes were issued as a distribution on the members’ interests in Inergy Holdings, LLC.

4. On November 8, 2004, we sold to Phillip L. Elbert a 7.6146% limited liability company interest in Inergy Holdings, LLC in exchange for $1. This purchase was made pursuant to the exercise of an option originally granted to Mr. Elbert in 2001, the strike price of which decreased over time as a result of distributions made to owners of Inergy Holdings LLC in accordance with the terms of the option.

5. On November 12, 2004, we sold to Andrew Atterbury a 3.1005% limited liability company interest in Inergy Holdings, LLC in exchange for $2,168,782.

6. On November 23, 2004, we sold to David G. Dehaemers a 3.8339% limited liability company interest in Inergy Holdings, LLC in exchange for $2,882,071. Also on November 23, 2004, we sold to David G. Dehaemers a 0.75% limited liability company interest in Inergy Holdings, LLC in exchange for $525,000.

The issuances of the securities described above were made in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering and, in the case of securities issued pursuant to the exercise of options previously granted, by Section 3(a)(10) of the Securities Act for securities issued in exchange for outstanding securities.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1	-	Form of Underwriting Agreement

3.1*	-	Certificate of Conversion of Inergy Holdings, L.P.

3.2*	-	Form of Agreement of Limited Partnership of Inergy Holdings, L.P. (included as Appendix A to the Prospectus)

3.3*	-	Certificate of Formation of Inergy Holdings GP, LLC

3.4	-	Limited Liability Company Agreement of Inergy Holdings GP, LLC

4.1*	-	Specimen Certificate representing common units

4.2	-	Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.2B to Inergy, L.P.’s Annual Report on Form 10-K filed on December 7, 2004)

4.3	-	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.2C to Inergy, L.P.’s Annual Report on Form 10-K filed on December 7, 2004)

4.4	-	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.1 to Inergy, L.P.’s Current Report on Form 8-K filed on January 24, 2005)

5.1	-	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1	-	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	-	Form of Inergy Holdings, L.P. Long-Term Incentive Plan

10.2**	-	Credit Agreement by and between Inergy Holdings, LLC and Enterprise Bank & Trust dated as of August 30, 2004

10.3	-	5-Year Credit Agreement dated as of December 17, 2004, among Inergy, L.P., the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Lehman Commercial Paper, Inc. and Wachovia Bank, National Association, as Co-Syndication Agents, and Fleet National Bank and Bank of Oklahoma, National Association, as Co-Documentation Agents (incorporated herein by reference to Exhibit 10.1 to Inergy, L.P.’s Current Report on Form 8-K filed on December 22, 2004)

10.4	-	Guaranty dated as of December 17, 2004 among Inergy Propane, LLC, L & L Transportation, LLC, Inergy Transportation, LLC, Inergy Sales & Service, Inc., Inergy Finance Corp., Inergy Acquisition Company, LLC, Stellar Propane Service, LLC and Inergy Gas, LLC in favor of JPMorgan Chase Bank, N.A., as Administrative Agent for the benefit of the Holders of Secured Obligations under the Credit Agreements (incorporated herein by reference to Exhibit 10.3 to Inergy, L.P.’s Current Report on Form 8-K filed on December 22, 2004)

Exhibit Number		Description

10.5	-	Pledge and Security Agreement dated as of December 17, 2004 among Inergy, L.P. and the other Subsidiaries of Inergy, L.P. listed on the signature pages thereto, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders party to the Credit Agreements (incorporated herein by reference to Exhibit 10.4 to Inergy, L.P.’s Current Report on Form 8-K filed on December 22, 2004)

10.6	-	Trademark Security Agreement dated as of December 17, 2004 among Inergy, L.P. and the subsidiaries of Inergy, L.P. listed on the signature page attached thereto and JPMorgan Chase Bank, N.A., as administrative agent on behalf of itself and on behalf of the Holders of Secured Obligation under the Credit Agreements (incorporated herein by reference to Exhibit 10.5 to Inergy, L.P.’s Current Report on Form 8-K filed on December 22, 2004)

10.7	-	Interest Purchase Agreement, dated November 18, 2004, among Star Gas Partners, L.P., Star Gas LLC, Inergy Propane, LLC and Inergy, L.P. (incorporated herein by reference to Exhibit 2.1 to Inergy, L.P.’s Current Report on Form 8-K filed on November 24, 2004)

10.8	-	Registration Rights Agreement dated December 22, 2004, among Inergy, L.P., Inergy Finance Corp., the Guarantors named therein and the Initial Purchasers named therein (incorporated herein by reference to Exhibit 4.1 to Inergy, L.P.’s Current Report on Form 8-K filed on December 27, 2004)

10.9	-	Indenture dated as of December 22, 2004, among Inergy, L.P., Inergy Finance Corp., the Guarantors named therein and US Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 to Inergy, L.P.’s Current Report on Form 8-K filed on December 27, 2004)

10.10	-	Form of 6.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.3 to Inergy, L.P.’s Current Report on Form 8-K filed on December 27, 2004)

10.11	-	Inergy, L.P. Employee Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Inergy, L.P.’s Registration Statement on Form S-1/A filed on July 2, 2001)

10.12	-	Amendment to Inergy, L.P. Employee Long-Term Incentive Plan, adopted April 4, 2003 (incorporated herein by reference to Exhibit 10.1 to Inergy, L.P.’s Quarterly Report on Form 10-Q filed on May 12, 2003)

10.13	-	Form of Promissory Note

10.14	-	Form of Interest Purchase Agreement

21.1**	-	List of subsidiaries of Inergy Holdings, LLC

23.1	-	Consent of Ernst & Young LLP

23.2	-	Consent of KPMG LLP

23.3	-	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.4	-	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1**	-	Powers of Attorney

99.1**	-	Consent to Serve as Director of Arthur B. Krause

99.2**	-	Consent to Serve as a Director of Warren H. Gfeller

*	To be filed by amendment
**	Previously filed

(b) Financial Statement Schedules:

See Index page for Financial Statements and Financial Statement Schedules located on page F-1. All other financial statement schedules have been omitted because they either are not required, are immaterial or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Inergy Holdings GP, LLC, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Inergy Holdings GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on March 14, 2005.

INERGY HOLDINGS, LLC

By:	/S/ R. BROOKS SHERMAN
Name:	R. Brooks Sherman
Title:	Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* John J. Sherman	President, Chief Executive Officer and Sole Member (Principal Executive Officer)	March 14, 2005

/S/ R. BROOKS SHERMAN R. Brooks Sherman	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2005

* By:	/S/ R. BROOKS SHERMAN
R. Brooks Sherman Attorney-in-fact